UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Wesdome Gold Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Québec
(Jurisdiction of Subject Company's Incorporation or Organization)

River Gold Mines Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

95083P302
(CUSIP Number of Class of Securities (if applicable))

Heenan Blaikie LLP
Suite 2600, Royal Bank Plaza
200 Bay Street, South Tower
Toronto, ON M5J 2J4
Attention: Stephanie J. Thompson
416-643-6906
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 29, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Notices of Special Meetings and Joint Management Information Circular, dated December 29, 2005
Forms of Proxy
Letters of Transmittal

Item 2. Informational Legends

See "Notice to United States Shareholders" on page i of the Notices of Special Meetings and Joint Management Information Circular, dated December 29, 2005

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. the joint press release of each of Wesdome Gold Inc. and River Gold Mines Ltd. dated December 16, 2005
2. the joint press release of each of Wesdome Gold Inc. and River Gold Mines Ltd. dated November 24, 2005
3. the annual information form of Wesdome Gold Inc. dated March 31, 2005 for the year ended December 31, 2004
4. the audited consolidated financial statements of Wesdome Gold Inc. as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon
5. the management's discussion and analysis of operating results and financial position of Wesdome Gold Inc. as at and for the years ended December 31, 2004 and 2003
6. the unaudited interim consolidated financial statements of Wesdome Gold Inc. as at and for the period ended September 30, 2005
7. the management's discussion and analysis of operating results and financial position of Wesdome Gold Inc. for the interim period ended September 30, 2005
8. the proxy circular of Wesdome Gold Inc. dated April 4, 2005 (excluding the information under the heading "Statement of Corporate Governance Practices" other than the information under the heading "The Compensation Committee" therein)
9. the material change report of Wesdome Gold Inc. dated December 16, 2005 relating to execution of the Merger Agreement
10. the annual information form of River Gold Mines Ltd. dated March 31, 2005 for the year ended December 31, 2004
11. the audited consolidated financial statements of River Gold Mines Ltd. as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon
12. the management's discussion and analysis of operating results and financial position of River Gold Mines Ltd. as at and for the years ended December 31, 2004 and 2003
13. the unaudited interim consolidated financial statements of River Gold Mines Ltd. as at and for the period ended September 30, 2005
14. the management discussion and analysis of operating results and financial position of River Gold Mines Ltd. for the interim period ended September 30, 2005
15. the proxy circular of River Gold Mines Ltd. dated April 4, 2005 (excluding the information under the heading "Statement of Corporate Governance Practices" therein)
16. the material change report of River Gold Mines Ltd. dated December 19, 2005 relating to the Merger

PART III

.CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by River Gold Mines Ltd. concurrently with the filing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of

River Gold Mines Ltd.

By: ______________________
Name: DONALD D. ORR
Title: SECRETARY - TREASURER

Date: December 29, 2005

4811-1116-4416\1

EXHIBITS

Exhibit #	Description
1.	the joint press release of each of Wesdome Gold Inc. and River Gold Mines Ltd. dated December 16, 2005
2.	the joint press release of each of Wesdome Gold Inc. and River Gold Mines Ltd. dated November 24, 2005
3.	the annual information form of Wesdome Gold Inc. dated March 31, 2005 for the year ended December 31, 2004
4.	the audited consolidated financial statements of Wesdome Gold Inc. as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon
5.	the management's discussion and analysis of operating results and financial position of Wesdome Gold Inc. as at and for the years ended December 31, 2004 and 2003
6.	the unaudited interim consolidated financial statements of Wesdome Gold Inc. as at and for the period ended September 30, 2005
7.	the management's discussion and analysis of operating results and financial position of Wesdome Gold Inc. for the interim period ended September 30, 2005
8.	the proxy circular of Wesdome Gold Inc. dated April 4, 2005 (excluding the information under the heading "Statement of Corporate Governance Practices" other than the information under the heading "The Compensation Committee" therein)
9.	the material change report of Wesdome Gold Inc. dated December l6, 2005 relating to execution of the Merger Agreement
10.	the annual information form of River Gold Mines Ltd. dated March 31, 2005 for the year ended December 31, 2004
11.	the audited consolidated financial statements of River Gold Mines Ltd. as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon
12.	the management's discussion and analysis of operating results and financial position of River Gold Mines Ltd. as at and for the years ended December 31, 2004 and 2003
13.	the unaudited interim consolidated financial statements of River Gold Mines Ltd. as at and for the period ended September 30, 2005
14.	the management discussion and analysis of operating results and financial position of River Gold Mines Ltd. for the interim period ended September 30, 2005
15.	the proxy circular of River Gold Mines Ltd. dated April 4, 2005 (excluding the information under the heading "Statement of Corporate Governance Practices" therein)
16.	the material change report of River Gold Mines Ltd. dated December 19, 2005 relating to the Merger
17.	Notices of Special Meetings and Joint Management Information Circular, dated December 29, 2005, forms of proxy and letters of transmittal

Exhibit 1

JOINT PRESS RELEASE
Wesdome Gold Mines and River Gold Mines Execute Merger Agreement

Toronto, Ontario – December 16, 2005 - Wesdome Gold Mines Inc. (WDG-V) ("Wesdome") and River Gold Mines Ltd. (RIV-T) ("River") are pleased to announce the execution of a definitive merger agreement (the "Merger Agreement") pursuant to which they have agreed to combine their businesses to create a single Canadian gold mining company (the "Merger").

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). Immediately prior to the Amalgamation, River will complete a share consolidation (the "River Share Consolidation") on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share") and will change its name to "Wesdome Gold Mines Ltd." Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share (the "Exchange Ratio") and the shareholders of Wesdome will become shareholders of the combined entity. After taking into account the River Share Consolidation, the Exchange Ratio is effectively the same as the exchange ratio disclosed in the press release issued by Wesdome and River on November 24, 2005.

Also in connection with the Merger and pursuant to the Merger Agreement, all outstanding stock options and warrants issued by Wesdome will be assumed by River. Such securities, which were originally exercisable into common shares in the capital of Wesdome, will be exercisable into Post-Consolidation River Shares, the number of Post-Consolidation River Shares and the exercise price thereof being adjusted accordingly.

Closing of the Merger is subject to customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. In addition, the Merger must be approved by two-thirds of the votes cast by shareholders of each company, including approval by a majority of disinterested shareholders. Completion of the Merger is expected to occur following special shareholder meetings of both companies (collectively, the "Meetings") intended to be held on January 27, 2006.

The President of the combined company will be Paul Cregheur (currently President and a director of Wesdome and Vice-President, Operations of River) and Murray Pollitt (currently President of River, Chairman of Wesdome and a director of each of River and Wesdome) will be the Chairman. Murray Pollitt has indicated a desire to stand down as an officer and director after the June 2006 annual meeting. The combined entity will have approximately 75 million shares outstanding and expected market capitalization in excess of $100 million. Its head office will be in Toronto.

Western Québec Mines Inc. ("WQM"), which is a significant shareholder of each of River and Wesdome owning approximately 42% of the issued and outstanding Wesdome Shares and approximately 32% of the issued and outstanding Pre-Consolidation River Shares, will continue to be a significant shareholder of the combined entity, owning approximately 38% of the issued and outstanding Post-Consolidation River Shares. In addition, a number of the officers and directors of WQM are also officers and directors of Wesdome and/or River.

As a result of the foregoing relationships, the Amalgamation constitutes (i) a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501"), (ii) a "going private transaction" for the purposes of Regulation Q-27 of the Autorité des marchés financiers du Québec entitled "Respecting Protection of Minority Securityholders in the Course of Certain Transactions" ("Regulation Q-27") and (iii) a "related party transaction" for the purposes of such rules. However, Wesdome and River have determined that there are exemptions available from the formal valuation requirements of Rule 61-501 applicable to business combinations and related party transactions and that there is an exemption available from the valuation requirement of Regulation Q-27 applicable to going private transactions. In addition, River has applied for an exemption from the valuation requirements of Regulation Q-27 applicable to related party transactions.

Additional information about the Merger will be provided to shareholders in the meeting materials to be circulated in advance of the Meetings and filed on SEDAR at www.sedar.com.

For further information, please contact:

Murray H. Pollitt, P. Eng.
President, River Gold Mines Ltd. at
Telephone (416) 803-2304 - Fax (416) 360-7620

or

Paul Cregheur
President, Wesdome Gold Mines Inc. at
Telephone (819) 738-4031 x 5361

Neither the Toronto Stock Exchange nor the TSX Venture Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this release or the information contained herein.

Exhibit 2

JOINT PRESS RELEASE
River Gold Mines and Wesdome Gold Mines Agree on Exchange Ratio

Toronto, Ontario – November 24, 2005 - River Gold Mines Ltd. (RIV-T) ("River") and Wesdome Gold Mines Inc. (WDG-V) ("Wesdome") are pleased to announce that they have reached an agreement in principle to complete a merger that will create a single Canadian gold mining company based on an effective exchange ratio of 0.65 shares of Wesdome for every share of River (the "Exchange Ratio").

The board of directors of each company has received a fairness opinion with respect to the Exchange Ratio from its financial advisor. As previously disclosed, each company established an independent committee of its board of directors for the purpose of exploring and making recommendations regarding a possible business combination of the two companies. The Exchange Ratio has been approved by each company's independent committee.

Closing of the transaction will be subject to the execution of a definitive merger agreement, customary closing conditions and regulatory approvals, including approval of the Toronto Stock Exchange. In addition, the transaction must be approved by the shareholders of each company including approval by a majority of disinterested shareholders. Completion of the transaction is expected to occur following special shareholder meetings of both companies intended to be held in late January, 2006.

Both companies are excited by the business combination, expecting to have two profitable underground gold mines (Kiena and Eagle River) by mid 2006, with seasoned management and annualized production between 90,000 and 100,000 oz per year. By combining both companies, administrative synergies between the two companies are estimated by management to be approximately $150,000 per annum.

Management believes that both the Eagle River and the Wesdome Group of properties have promising exploration potential, with a total combined property package of over 10,000 hectares in proven Canadian gold mining camps.

The President of the combined company will be Paul Cregheur (currently President of Wesdome) and Murray Pollitt will be the Chairman. Murray Pollitt has indicated a desire to stand down as an officer and director after the June 2006 annual meeting.

The combined entity will have approximately 75 million shares outstanding, with annual meetings to be held alternately in Montreal and Toronto.

There will be a conference call for all interested parties on November 28, 2005, 2005 at 4:15 (est). Phone in numbers are: 416.204.8888 or 1.866.368.6248 – conference ID: 4377541.

For further information, please contact:

Murray H. Pollitt, P. Eng.
President, River Gold Mines Ltd. at
Telephone (416) 803-2304 - Fax (416) 360-7620
or

Paul Cregheur
President, Wesdome Gold Mines Inc. at
Telephone (819) 738-4031 x 5361

Exhibit 3

WESDOME GOLD MINES INC.

Suite 1305, 8 King St. East
Toronto, Ontario
M5C 1B5

ANNUAL INFORMATION FORM
For the year ended December 31, 2004

March 31, 2005

TABLE OF CONTENTS

ITEM NO. **PAGE**

WESDOME GOLD MINES INC.

1. CORPORATE STRUCTURE

1.1 History of the Company

Wesdome Gold Mines Inc. (the "Company") was incorporated pursuant to Part 1A of the Companies Act (Québec) by articles of incorporation delivered on October 29, 1999. Its common shares are listed on the TSX Venture Exchange under the symbol "WDG".

On December 31, 1999, Wesdome Resources Limited (the "Subsidiary"), became a wholly owned subsidiary of the Company. The Subsidiary was incorporated pursuant to Part 1 of the Companies Act (Québec) by letters of patent granted on August 23, 1978. On December 4, 1998, it was continued under the provisions of Part 1A of the Companies Act (Québec). This authorized the Subsidiary to issue an unlimited number of common shares and to eliminate restrictions in the original letters patent regarding number of shareholders, share transfers and public offerings. It is a private company.

The head and registered office of both the Company and the Subsidiary is located at 950, chemin Kienawisik, C.P. 268, Val d'Or, Québec, J9P 4P3. Their administrative office is located at 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5. For a comprehensive review of the history of the Company and the Subsidiary, the reader is referred to the 2003 Annual Information Form filed at www.sedar.com

1.2 Inter-Corporate Relationships

On December 31, 2004, Western Québec Mines Inc. (Western Québec), a mining company incorporated pursuant to Part 1A of the Companies Act (Québec) and whose securities are listed on the TSX Exchange, owned 45% of the Company's common shares. The following chart illustrates inter-corporate relationships.


Western Québec Mines Inc.
(Québec)
45%
34%
Wesdome Gold Mines Inc.
(Québec)
River Gold Mines Ltd.
(Ontario)
100%
61%
Wesdome Resources Ltd.
(Québec)
Moss Lake Gold Mines Ltd.
(Ontario)

Additionally, there are certain relationships in terms of management within the structure of these inter-corporate relationships which, with a view toward clarifying disclosure, are tabulated below.

	Occupation	Position or Office	Director Since	Western Québec Mines Inc.	River Gold Mines Ltd.	Wesdome Gold Mines Inc.	Moss Lake Gold Mines Ltd.
John Bate Mississauga, Ontario	President/General Mgr John Bate & Associates Ltd a design-build contractor	Director	1997		X •		
A. David Birkett Calgary, Alberta	President of Landis Mining Corporation	Director	1999				X •
		V-Pres, Corporate Development					X
Marc Blais St-Lambert, Québec	President of Dynacor Mines Inc	Director	1999			X •	
Paul Cregheur Harricana Ouest, Québec	President, Wesdome Gold Mines Inc	Director	2003			X	
		President				X	
	Vice-President, Operations Western Québec Mines Inc River Gold Mines Ltd	Vice-President, Operations		X	X		
John Hilland Calgary, Alberta	Consulting Geologist	Director	2004				X •
Roger W Jolicoeur Dubuisson, Québec	Mining Consultant	Director	1999			X •	
Robert K Landis Weston, Mass.	Private Investor	Director	2001	X •			
George Mannard Toronto, Ontario	Vice-President, Exploration River Gold Mines Ltd	Director	1994				X
		President					X
		V-Pres, Exploration			X		
Jean Martineau Blainville, Québec	Chairman of the Board, Dynacor Mines Inc	Director	1999			X •	
Brian Northgrave Ottawa, Ontario	Consultant	Director	2004	X •			
Donald Orr Toronto, Ontario	Secretary-Treasurer of the Company	Director	1984	X			
		Director	1994		X		
		Secretary-Treasurer		X	X	X	X
M. Douglas Pollitt Toronto, Ontario	Analyst, Pollitt & Co Inc an investment dealer	Director	1999	X •			
		Director	1994				X •
Murray H Pollitt	President, Pollitt & Co Inc	Director	1985	X			

	Occupation	Position or Office	Director Since	Western Québec Mines Inc.	River Gold Mines Ltd.	Wesdome Gold Mines Inc.	Moss Lake Gold Mines Ltd.
Toronto, Ontario	an investment dealer	Director	1994		X		
		Director	2001			X	
		Chairman of the Bd		X			
		President			X		
Barry G Smith	Businessman	Director	1991	X			
Oakville, Ontario		Director	2005		X	X	
		Chairman of the Bd			X		
		President		X			
Rowland Uloth Burlington, Ontario	President, Rosedale Group a logistics company	Director	1999		X *		
James Wheeler London, England	Investment Manager GAM London Limited	Director	2004		X *		

* *Audit Committee*

2. GENERAL DEVELOPMENT OF THE BUSINESS

The Company was incorporated in accordance with provisions of a "Reorganization Agreement" between Western Québec Mines Inc. and Dynacor Mines Inc. in 1999, in order to build a significant portfolio of contiguous mining exploration properties located near Val d'Or, Québec, under one corporate roof. These properties were previously owned by Dynacor and the Subsidiary. Details of this transaction are outlined in the Company's 2003 Annual Information Form filed at www.sedar.com

2.1 Three Year History and Significant Acquisitions

During this period (2002 to 2004), the Company continued its strategy of consolidating control of contiguous properties and mining infrastructure in the Val d'Or, Québec area.

In March, 2002, Western Québec purchased 1.6 million common shares of the Company at $0.40 per share for a combination of cash and the elimination of advances payable to hold 12,757,322 common shares or 67.6% of the outstanding shares of the Company.

In a series of important transactions at year-end, 2003, the Company acquired the Kiena Mine Complex, the Shawkey properties and the McKenzie Break property. The Company also completed two private placements for gross proceeds of $11.9 million.

In December, the Company acquired from Western Québec Mines Inc. the Shawkey properties and the McKenzie Break property for 4.3 million and 2.0 million shares respectively at $1.10 per share. This was a related party transaction with total consideration of $6.93 million as determined by an independent valuation performed by Geologica Groupe-Conseil.

Also in December, the Company acquired Western Québec's right to purchase the Kiena Mine Complex from McWatters Mining Inc. ("McWatters') for 350,000 shares at $1.10 per share for an ascribed valued of $385,000. The purchase was concluded for a consideration of $2.8 million paid to McWatters.

As part of the Kiena purchase, McWatters retained a 2-4% Net Smelter Return royalty from future Kiena production and a $1.00 to $1.50 per tonne royalty on future ore milled at the Kiena Mill from any source. In 2004, the Company purchased these royalties for $2.2 million from McWatters.

In order to finance the acquisitions and commence exploration and development work, the Company completed two private placement financings. On December 29, 2003, the Company sold 7.0 million units at $1.10 per unit for proceeds of $7.7 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at $1.40 until December 29, 2004.

On December 30, 2003, the Company sold 3,503,333 flow-through units at $1.20 per unit for proceeds of $4,204,000. Each unit consisted of one flow-through common share and one-half of one common share purchase warrant. One whole warrant entitled the holder to purchase one common share at $1.40 until December 30, 2004. In connection with the flow-through private placement, the Company paid a 5% commission and issued broker warrants to purchase 175,166 common shares at $1.40 per share until December 30, 2004.

By December 30, 2004, a total of 4,664,165 of the warrants issued in 2003 had been exercised to net the Company $6.5 million.

On April 23, 2004, Wesdome sold 1,110,000 units at a price of $1.70 per unit for gross proceeds of $1,887,000. Each unit consisted of one common share and one common share purchase warrant with each warrant entitling the holder to purchase one common share at a price of $2.20 per share until April 23, 2005. These warrants were outstanding at December 31, 2004.

On November 25, 2004, the Company sold on a private placement basis 800,000 units at a price of $1.50 per unit for gross proceeds of $1,200,000. Each unit consisted of one flow-through common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.70 per share until November 25, 2005. The 400,000 warrants were outstanding at December 31, 2004.

On December 22, 2004, the Company sold on a private placement basis 200,000 flow-through common shares at a price of $1.50 per flow-through share for gross proceeds of $300,000.

As a result of these transactions and financings, the capital stock of Wesdome increased to 42.9 million shares as of December 31, 2004 with Western Québec Mines Inc. owning 45% of the outstanding shares.

Having completed property, infrastructure and royalty acquisitions, work commenced on exploration and development work with the goal of starting commercial gold production as soon as possible. The strategy revolves around progressive exploration and development via the centrally located Kiena infrastructure. Work in 2004 proceeded on several fronts. In the first quarter, the Company assembled an experienced operating team and rehabilitated the Kiena shaft and underground services and equipment. In the second quarter, drifting commenced on two headings; north towards Wesdome and east towards Shawkey. Definition drilling and preproduction development in the VC zone area commenced in the fourth quarter. At McKenzie Break an access road was established and infill drilling was conducted. As development advances we will be in a position to drill several priority targets from the Kiena workings.

At year end, 2004, the Company had working capital of $6.3 million. The Company anticipates further issuance of stock in 2005 to fund future exploration and development work.

3. DESCRIPTION OF THE BUSINESS

3.1 General

The Company is involved in mining exploration and development and currently has no mines in production and therefore, no revenue. The primary assets of the Company are its properties. All of the properties are located near Val d'Or, Québec and are prospective primarily for gold. All of the Company's properties are contiguous with the exception of McKenzie Break, which is located 30 kilometres to the north. To simplify future reporting, the contiguous properties will be referred to as the Wesdome Group.

The description of the properties that follows is based substantively on independent, qualifying reports by Geologica Groupe-Conseil completed in 1999. At the present time, Geologica is engaged and working on a comprehensive 43-101 report on the Company's properties. This report is expected to be completed in the spring of 2005 and will be filed on www.sedar.com in compliance with current disclosure standards.

The Company is actively developing and exploring its properties from underground via the Kiena shaft and underground workings. At year end 2004, the Company had 60 employees and was in compliance with all environmental and health and safety requirements. The Company is currently driving a drift 4.5 kilometres to the north to explore the Wesdome property on the 520 metre level and a second drift 2.0 kilometres to the east on the 330 metre level to explore the Shawkey property. Concurrently, definition drilling and development work is proceeding on known zones of gold mineralization on the Kiena property with the intent of preparing these for commercial production as soon as possible.

The Company's operations are speculative due to the high-risk nature of the business. Descriptions of the properties and an elaboration of the inherent business risks follow.

The Val d'Or area is located 600 kilometres northeast of Toronto and 600 kilometres northwest of Montreal. It is a gold mining town of 35,000 residents and a centre for mining service industries. Its climate is northern continental and vegetation is boreal forest. The Wesdome Group of properties lies under and along the shorelines of Lac de Montigny, a shallow, circular, 5 kilometre diameter lake.

3.2 Description of Properties

The Company holds, either directly or indirectly through the Subsidiary, interests in the following contiguous properties with locations shown on the accompanying map:

Property	Township or concession	Number of claims or lots	Interest
Wesdome (1)	Vassan and Dubuisson	51	100%
Lamothe (1) (2)	Vassan	11	100%
Lamothe-Extension (2)	Vassan	3	100%
Yankee Clipper (3)	Vassan	10	100%
Callahan (4)	Vassan	3	100%
Siscoe (5)	Vassan and Dubuisson	2 mining concessions	100%
Siscoe-Extension (6)	Vassan and Dubuisson	13	75%
Shawkey (7)	Dubuisson	4 mining concessions	100%
Shawkey South (7)	Dubuisson	3	100%
McKenzie Break (8)	Fiedmont and Courville	10	100%
Kiena	Dubuisson	1 mining concession, 165	100%

(1) See "WESDOME PROPERTY". The claims are subject to a 1% net smelter return royalty.
(2) See "LAMOTHE AND LAMOTHE-EXTENSION PROPERTIES".
(3) See "YANKEE CLIPPER PROPERTY". Eight of the 10 claims are subject to a 2% net profit royalty.
(4) See "CALLAHAN PROPERTY". The claims are subject to a 1% net smelter return royalty.
(5) See "SISCOE AND SISCOE-EXTENSION PROPERTIES". The mining concessions are subject to a 3% net smelter return royalty in favour of Dynacor, of which 1% may be purchased for an amount of $500,000. In addition, Dynacor has undertaken to take charge of an additional 0.5% net smelter return royalty in favour of Ressources Minérales De Montigny Inc., redeemable for an amount of $500,000.
(6) See "SISCOE AND SISCOE-EXTENSION PROPERTIES". The claims are subject to a 3% net smelter return royalty.
(7) See "SHAWKEY PROPERTY". The Shawkey property has no underlying royalties. The Shawkey South property is subject to a 1% net smelter royalty.
(8) See "MCKENZIE BREAK PROPERTY". The property is subject to a 1.75% net smelter return royalty. The Company has made advance royalty payments of $30,000 per year since 1996. The advanced royalty payments are deducted from the royalty owed after production commences.

Wesdome Property

Location and Access

The Wesdome property is situated in Dubuisson and Vassan townships, in Abitibi-East county, Québec, roughly 10 km northwest of the town of Val d'Or. It consists of 51 contiguous claims (810.8 hectares), entirely overlain by DeMontigny Lake, except for several small islands. A power line reaching the old Callahan mine passes approximately 2.5 km southwest of the property limits. Manpower and supplies are easily available in Val d'Or and Malartic.

History

Several exploration programs have been completed on this property since 1933. From 1933 to 1937, the first reconnaissance work led to the discovery of mineralization on the Wesdome property. Dorval-Siscoe Mines Ltd. ("Dorval-Siscoe") drilled 37 holes (7,050 m) and Snowshoe Mines Ltd. drilled six holes (844 m) on the Snowshoe intrusion.


GROUPE WESDOME GROUP
McKenzie Break
Kiena Group
Shawkey
McKENZIE BREAK
WESDOME
LAC
DE MONTIGNY
LAKE
KIENA
SHAWKEY
VAL-D'OR
LAC
LEMOINE
LAKE
QUÉBEC
CARTE
DES PROPRIÉTÉS
PROPERTY MAP
0
5
Kilometres

In 1937-38, results obtained by Dorval-Siscoe prompted the sinking of a two-compartment shaft on Island #6, development of approximately 850 metres of drifting and crosscutting and a drilling campaign of 14 holes (686 m). In 1941-43 Camp Bird Gold Mines Ltd. ("Camp Bird") had an option on the property held by Dorval-Siscoe and completed a geophysical survey which outlined several anomalies. A total of 24 holes were drilled (5,400 m) from the surface and 16 holes (1,467 m) were drilled underground from the former Dorval-Siscoe workings.

In addition, 14 holes (2,671 m) were drilled by Snowshoe Gold Mines Ltd. and Western Québec in 1946-47 on the periphery of the Snowshoe granodioritic intrusion. Western Québec undertook to develop the property held by Camp Bird. A total of 12 holes were drilled (3,394 m) on magnetic anomalies, providing encouraging results. In 1963, Western Québec drilled four holes (1,559 m) on the "A" zone, and in 1964, completed a magnetic survey over the western and south-western part of the property.

From 1965 to 1970, Kerr Addison Mines and Western Québec conducted a geophysical survey over the property and drilled four holes (1,613 m). From 1975 to 1983, the Subsidiary drilled 136 holes (37,999 m) and performed geophysical surveys.

In 1984, the Subsidiary completed a total field and gradient magnetic survey and 51 holes (18,656 m) on the property, mainly in the Falconbridge Zone and in the extensions of the "A" and "E" zones resulting in the discovery of the "F" zone. In 1987-88, the Subsidiary and Sigma Mines Ltd. completed geophysical surveys followed by drilling of a total of 56 holes (22,022 m).

During the 1980's, geologists of Les Mines Sigma (Québec) Ltée, the Subsidiary and Placer Dome Inc., separately estimated mineralization for the "A", "B", "C", "D", "E" and "E3" zones totalling 2.7 million tonnes @ 4.6 g/t Au (using various cut-off grades). While Geologica reviewed this previous work, it did not verify it or confirm that it conformed to National Instrument 43-101.

Recent (1998-2000) Exploration Work

From January 1998 to February 1999, Western Québec built a 5.5 kilometre access road on the northern peninsula and completed rock mechanic tests and seismic surveys for overburden and rock quality. Results revealed the presence of a deep trough (over 60 metres) over an east-west striking, multi-metre wide, sheared and altered ultramafic unit. These results indicated a ramp project would not be feasible. A total of 100 holes (37,278 m) were drilled, including six holes on Western Québec's Yankee Clipper property to the north. Three distinct zones of the Wesdome property have been tested: (1) the sector north of the K zone, (2) E3 and E zones and (3) A and B zones. The results from these drill holes in the A zone appear in the following table:

COMPLETE "A" ZONE 1998 DIAMOND DRILL RESULTS

(as of November 20, 1998, revised in September 1999)

HOLE	LONGITUDE	LATITUDE	SECTION (easting) AT COLLAR	AZIMUTH	INCL.	FROM (metres)	TO (metres)	CORE LENGTH (metres)	GRAMS OF GOLD/TONNE (cut to 34.3 g/t)
WD-237	3249.5	2314.3	2140 E	030°	-49°	65.1	69.2	4.1	0.72
WD-238	3237.3	2252.6	2160 E	"	-49°	103.9	108.0	4.1	1.63
WD-239	3272.6	2233.8	2200 E	"	-50°	101.5	104.4	2.9	0.75
WD-244	3703.6	1780.5	2800 E	"	-55°	207.0	209.5	2.5	1.32
WD-246	3774.8	1904.6	"	"	-45°	103.6	105.5	1.9	0.59
WD-248	3724.2	1817.3	"	"	-50°	177.1	180.3	3.2	3.61
WD-254	3215.1	1336.1	2600 E	"	-60°	711.0	716.5	5.5	0.79
WD-258	3246.8	1386.8	"	023°	-57°	640.3	644.5	4.2	1.38
WD-260	3280.3	1447.8	"	026°	-56°	584.5	587.5	3.0	5.49
WD-261	3319.8	2001.7	2360 E	030°	-65°	223.9	226.2	2.3	1.09
WD-263	3356.9	2064.8	"	029°	-60°	165.95	168.0	2.05	10.09 (7.59)
WD-266	3290.7	1304.3	2680 E	030°	-55°	638.0	641.0	3.0	1.03
WD-268	3456.2	1268.5	2840 E	"	-60°	664.8	667.5	2.7	0.73
WD-269	3356.1	1416.7	2680 E	029°	-55°	542.8	545.7	2.9	3.73
WD-270	3513.3	1370.5	2840 E	031°	-55°	525.2	529.0	3.8	0.92
WD-271	3439.8	1722.9	2600 E	027°	-60°	351.5	353.7	2.2	1.66
WD-272	"	"	"	"	-75°	395.5	397.7	2.2	Tr.
WD-274	3571.0	1952.2	"	024°	-45°	168.4	172.5	4.1	6.09
WD-276	"	"	"	"	-68°	180.0	184.5	4.5	2.12
WD-277	3258.9	1772.1	2420 E	030°	-55°	407.7	410.0	2.3	0.76
WD-278	3489.5	1809.4	2600 E	030°	-53°	274.2	277.7	3.5	1.83
WD-279	3317.8	1872.6	2420 E	028°	-60°	346.0	350.0	4.0	4.96
WD-280	3314.4	1664.3	2520 E	029°	-62°	435.2	439.3	4.1	1.29
WD-281	3317.8	1872.6	2420 E	028°	-50°	321.0	326.2	5.2	2.95
WD-281A	"	"	"	"	-50° (wedge)	322.7	325.9	3.2	6.38
WD-282	3353.7	1734.4	2520 E	030°	-55°	380.5	384.8	4.3	0.75
WD-283	3389.4	1873.5	2480 E	028°	-55°	294.5	297.0	2.5	3.91
WD-284	"	"	"	"	-73°	325.1	328.3	3.2	0.57
WD-285	3518.2	2019.2	2520 E	029°	-53°	149.7	153.2	3.5	4.92
WD-286	"	"	"	029°	-73°	166.5	168.9	2.4	6.20
WD-287	3434.7	2073.1	2420 E	029°	-45°	148.7	150.8	2.1	0.19
WD-288	3223.8	1789.0	2380 E	024°	-60°	432.8	435.0	2.2	5.08
WD-289	3434.7	2073.1	2420 E	029°	-73°	147.5	149.6	2.1	6.27
WD-290P	3007.5	2393.4	1890 E	—	-90°	154.7	156.0	1.3	0.34
WD-291	3473.2	1862.6	2560 E	030°	-55°	249.9	251.4	1.5	2.75
WD-292	3548.4	1992.7	"	029°	-70°	178.15	179.85	1.7	5.84
WD-293	3548.4	1992.7	"	"	-50°	154.7	157.0	2.3	1.13
WD-294	3339.0	1986.6	2380 E	031°	"	227.2	229.6	2.4	3.12
WD-295	3552.1	1839.5	2640 E	029°	-55°	235.9	240.0	4.1	1.14
WD-296	3339.0	1986.6	2380 E	031°	-72°	276.2	277.7	1.8	4.72
WD-297	3015.8	2344.9	1920 E	024°	-45°	131.0	132.8	1.8	0.86
WD-298	3635.3	1981.9	2640 E	029°	-47.5°	125.1	126.9	1.8	4.17
WD-299	"	"	"	"	-70°	138.5	141.0	2.5	2.90
WD-300	3197.8	2103.0	2200 E	029°	-50°	228.6	232.5	3.6	0.49
WD-301	3015.8	2344.9	1920 E	024°	-68°	143.8	145.5	1.7	tr.
WD-302	3472.2	2014.4	2480 E	028°	-58°	166.6	180.0	13.4	6.52 (5.47)
WD-303	3197.8	2103.0	2200 E	030°	-73°	227.6 227.1	229.1 229.6	1.5 2.5	9.38 5.84
WD-304	3490.4	2051.6	2480 E	028.5°	-45°	134.5 132.6	136.8 136.8	2.3 4.2	6.15 3.66
WD-305	3070.8	2045.5	2120 E	031°	-68°	334.5	336.0	1.5	0.37
WD-306	3261.8	1995.4	2310 E	"	-50°	239.1	241.4	2.3	2.41
WD-307	3128.6	2143.1	2120 E	"	"	218.5	222.3	3.8	0.41
WD-308	3261.8	1995.4	2310 E	"	-70°	290.5	292.5	2.0	5.54 (4.48)

HOLE	LONGITUDE	LATITUDE	SECTION (easting) AT COLLAR	AZIMUTH	INCL.	FROM (metres)	TO (metres)	CORE LENGTH (metres)	GRAMS OF GOLD/TONNE (cut to 34.3 g/t)
WD-309	3128.6	2143.1	2120 E	"	"	221.6	224.0	2.4	0.19
WD-310	3261.8	1995.4	2310 E	"	-60°	258.3 258.3	259.8 261.8	1.7 3.7	5.34 3.51
WD-311	3056.8	2178.5	2040 E	029.5°	-50°	243.0	244.5	1.5	tr.
WD-312	3178.8	1951.6	2260 E	"	-70°	364.3	366.3	2.0	5.16
WD-313	3056.8	2178.5	2040 E	"	"	259.1	262.5	3.4	3.19
WD-314	3227.5	2034.6	2260 E	"	-50°	244.6	246.2	1.6	0.62
WD-315	2931.3	2121.3	1960 E	030.5°	-68°	333.8	335.5	1.7	2.64
WD-316	3227.5	2034.6	2260 E	029.5°	-70°	259.2	262.7	3.5	6.27
WD-317	2990.9	2225.9	1960 E	027°	-50°	218.0	219.9	1.9	Tr.
WD-318	3444.5	1968.4	2480 E	032°	-60°	211.9	213.7	1.8	2.34
WD-319	2990.9	2225.9	1960 E	027°	-70°	236.5	238.1	1.6	1.33
WD-320	3477.3	2025.9	2480 E	030°	-50°	157.0	161.0	4.0	0.90
WD-321	3675.9	1912.0	2710 E	"	-45°	143.7	145.6	1.9	3.97
WD-322	3711.2	1892.6	2750 E	"	-45°	140.3 140.3	144.0 145.8	3.7 5.5	8.71 6.38
WD-323	3675.9	1911.9	2710 E	"	-70°	164.0	166.0	2.0	2.02
WD-324	3711.2	1892.6	2750 E	"	-70°	161.4	165.5	4.1	12.81 (7.97)
Figures in brackets are cut grades (cutting factor 34.3 g/t)									

Given the results obtained, Wesdome had proposed to sink an exploration shaft on Island 3. A 600 metre pilot hole has been completed on the island for rock mechanic purposes prior to shaft sinking with positive results. Preparation work, which consisted in levelling the site (Island 3), was conducted during the winter of 1998-99. During the same period, legal aspects of the project were looked at, different permits and certificates were obtained, access to the land was negotiated, engineering studies were done and plans laid out, some of the required mining equipment was purchased, and bids were obtained in preparation for some of the work to be done.

During 2000, work concentrated on construction of the surface infrastructure required to commence shaft sinking and underground development. The shaft is collared and at a depth of 23 metres, the hoist and surface buildings are installed and delivery was taken on a specialty submarine electrical cable.

In addition, two exploration holes were drilled to test the western limits of the A zone. These returned intersections of 5.9 grams of gold per tonne in the A zone and 7.5 grams of gold per tonne in a second structure located in the footwall of the A zone. Year 2000 expenditures on the Wesdome property totalled $2.56 million. An additional $0.13 million was spent on the property in 2001.

Geology and Mineralization

The Wesdome property is located in the La Motte-Vassan serpentinite Belt. This structure has been subdivided into three major lithostratigraphic subdivisions, the Pontiac Group, Blake River Group and Upper and Lower Malartic Group. This package of Archean volcanic rocks in the vicinity of Val d'Or was folded during the Kenorean Orogeny into a broad east-west striking anticline plunging shallowly to the west. The axial plane of this fold structure is sub-vertical.

Several mineralized zones have been encountered in drill holes. These are fractures or shear zones a few metres thick with a variable quantity of quartz veins containing pyrite and gold. Depending on the location, the fractures or shear zones contain either one quartz vein alone, parallel veins up to a few metres in thickness, or a group of small quartz veins and veinlets.

In the eastern part of the property, the mineralized zones encountered in drill holes are named "A" to "F". For example, the "A" zone has been traced over a length of 900 metres and a depth of 530 metres with an average width of 3.2 metres. The veins transcut basaltic rocks and felsic dykes. They trend approximately N120° and dip to the southwest towards the Snowshoe Stock which is a large intrusive mass of quartz diorite and quartz monzodiorite. They are mostly composed of quartz with some carbonates. Tourmaline is frequently observed, but always remains secondary. Albite, chlorite, muscovite and rutile, which are rare in the middle of the major veins, are frequent in proximity to the walls and inside the veinlets. Certain veinlets are essentially composed of albite.

Pyrite is the main sulphide and is always present in the auriferous veins. It is generally more abundant in the walls (1% to 10%) than in the veins (0.5% to 5%). Traces of chalcopyrite are found everywhere while sphalerite and hematite are rare. Tellurides are often associated with gold. Gold can be found in fine inclusions (3 to 20 micrometres) within pyrite, or in fine grains at the margins of chalcopyrite or galena, and also as isolated grains within the gangue.

Resource Calculation

In early 1999, Western Québec estimated resources for the A zone at 597,900 tonnes @ 5.16 g/t Au (cut-off at 3.5 g/t Au) or 468,300 tonnes @ 5.75 g/t Au (cut-off at 4.5 g/t Au). Geologica has verified these resource calculations, and confirms that they were prepared in accordance with National Instrument 43-101.

	Cut-off 3.5 g/t Au		Cut-off 4.5 g/t Au	
Resource Classification	**Tonnes**	**Grade g/t Au**	**Tonnes**	**Grade g/t Au**
Indicated	145,500	5.36	124,200	6.02
Inferred	452,400	5.10	344,100	5.65
Total	**597,900**	**5.16**	**468,300**	**5.75**

Geologica has estimated additional inferred resources by taking into account the continuity of the A zone at 162,664 tonnes @ 5.35 g/t Au (cut-off at 3.5 g/t Au). According to Geologica, total mineral resources of the Wesdome project stand at approximately 760,560 tonnes @ 5.20 g/t Au with a cut-off grade of 3.5 g/t Au.

Total Indicated & Inferred Resources for A Zone			
Resource Classification	**Tonnes**	**Grade g/t Au**	**Cut-off g/t Au**
Indicated and Inferred (Western Québec)	597,900	5.16	3.5
Inferred (Geologica)	162,660	5.35	3.5
Total	**760,560**	**5.20**	**3.5**

Conclusions and Recommendations

Considering all the diamond drilling already done on the project, the Geologica Report concluded that it is not feasible to get a better estimate of the resources from surface exploration for the A, B and E zones. An underground exploration program was recommended with various required studies and site preparation for an exploration shaft. The proposed underground exploration program has two main objectives. First, by drifting into the A zone, it will be possible to improve the knowledge of the resource and define sectors with economic grades. Secondly, new exploration fields will be opened up, especially at depth, in areas that are hardly accessible from surface. The Geologica Report recommended that the advanced exploration program be completed over a period of two years.

With the completion of the surface infrastructure essentially completed in 2000, a significant financing effort was required to undertake the remaining recommended underground exploration program budgeted at $15.0 million.

The 2003 acquisition of the Kiena property will permit access via a proposed crosscut on the 520 metre level. The current plan is to access the A zone, confirm its potential, then raise the shaft on Island 3. This will serve to handle waste rock while ore will be trammed back to the Kiena shaft. In 2004, the crosscut or drift commenced and will take 3 or 4 years to complete.

Lamothe and Lamothe-Extension Properties

The Lamothe and Lamothe-Extension properties are located 15 km northwest of Val-d'Or, Abitibi, Québec. They consist of 11 and 3 claims contiguous respectively in range III of Vassan township and are contiguous to the Wesdome property.

The properties sit on the south flank of the Vassan anticline and are underlain by rocks of the Malartic Group which mainly consist of tholeiitic basalts, komatiites and some intercalated felsic units. Several felsic intrusions and porphyric dykes are present in the region.

Locally, ultramafic and mafic volcanics interdigitated with felsic porphyric dykes are present. Thin felsic tuff units which are locally cherty often represent marker horizons between mafic and ultramafic flows. The middle part of range III is underlain by a tonalite intrusion which is subconcordant with the volcanics and which is tied up to the west with a larger intrusive stock. The mafic volcanics are generally fine grain, massive and/or pillowed and belong in composition to the iron rich tholeiite field.

The ultramafics vary in composition from poorly altered komatiites to tholeiites. The flows are black to blue-grey, massive and strongly magnetic. The rocks are little altered except in the southwest where old exploration works mention an ankerite-fuchsite assemblage within the volcanics and an ankerite-hematite-silica association when the volcanics are closely associated to the "K" shear deformation corridor in the south west part of the property.

Previous work carried out on the property is listed below, including the most recent work which consisted of 88 basal till drill holes following a 100 x 50 metre grid with the help of a Pionjar portable drill. The basal till survey did not identify gold anomalies. All assays were completed at Chimitec lab and assayed for gold. A total of 1,313.7 metres were drilled. The thickness of the overburden varies between 4 and 28 metres (average of 15 metres). Most of the basal till drill holes reached bedrock and a sample was taken in 64 holes out of 88. The fresh bedrock is covered with a basal till thickness of 0.2 to 0.5 metres.

YEAR	COMPANY	Work
1937	Noranda Mines Ltd.	Magnetic, electromagnetic and induced polarization surveys 6 diamond drill holes (1,009 m)
1945	Rolac Mines Ltd.	Geological report
1946	Rolac Mines Ltd.	Magnetic survey
1946	K-Zone Fault Mines	Magnetic survey
1960	Stadacona Mines	1 diamond drill hole (240 m)
1962	D'Aragon Mines Ltd.	1 diamond drill hole (160 m)
1964 1964	Colonisation, min. Colonisation, min.	1 diamond drill hole (99 m) 1 diamond drill hole (100 m)
1966	Claims Gibson.	Geochemical survey
1966	Colonisation, min.	1 diamond drill hole (100 m)
1967	Bellechasse mining	Magnetic-electromagnetic survey
1970	Sullico mines / groupe Sullivan	Magnetic-electromagnetic survey
1978	Villeneuve Mines	Electromagnetic survey
1979	Villeneuve Mines	Magnetic survey
1980	Villeneuve Mines	1 diamond drill hole (110 m)
1981	Villeneuve Mines	1 diamond drill hole (115 m)
1981	Falconbridge Nickel	1 diamond drill hole (180 m)
1988	Ressources Orléans inc.	Magnetic survey
1992	Lamothe-Valiquette-Fortin	88 basal till diamond drill holes (860 m) 6 diamond drill holes (297m)

No work was undertaken on these properties in 2004 and none is planned for 2005. A waste rock laydown site for future mining purposes has been permitted here.

Yankee Clipper Property

The Yankee Clipper property is located in the Val-d'Or mining camp, along the "K" shear and contiguous to the Wesdome project. It consists of 10 contiguous claims which are located in range II of Vassan Township approximately 15 km northwest of Val-d'Or. Most of the property is covered by the waters of De Montigny Lake with the exception of the northern limit of the property which includes the shore of the lake.

The geology consists of ultramafic rocks, felsic tuffs, lapilli tuffs and cherty tuffs which are interdigitated with diorite and granodioritic dykes. These units are oriented east west with a vertical to subvertical dip.

The major tectonic feature consists of a brecciated shear zone which is oriented 120° azimuth which cuts the southwest part of the property. This shear zone corresponds to the "J" zone well recognized on the Wesdome property and is a subsidiary of the "K" shear. The "K" shear is the host of the Siscoe Mine to the southeast. Several faults that have many varied orientations are also recognized on the property.

Little exploration effort has been carried out on this property. In 1963 d'Aragon Mines obtained a mineralized intersection of 0.03 oz/t Au over 2 feet and in 1988 Goldhunter completed some drilling with the best intersection being 0.13 oz/t Au over 10 inches.

More recent work completed by Western Québec in 1998 consisted of seismic surveys and 6 diamond drill holes for a total of 1,319 metres.

YEAR	COMPANY	**Work**
1963	Mines D'Aragon	2 diamond drill holes
1980	Yankee Clipper	Geological report
1981	Yankee Clipper	Geological report
1981	Yankee Clipper	Magnetic-electromagnetic survey
1988	Goldhunter Explorations Inc.	Line cutting Horizontal electromagnetic and induced polarization surveys 14 diamond drill holes
1998	Western Québec	6 diamond drill holes (1,319 m)

No work was completed in 2004 and none is planned for 2005.

Callahan Property

The Callahan property is located approximately 15 km northwest of Val-d'Or. It consists of 3 claims contiguous east of the Wesdome project. Most of the property is underlain by mafic to andesitic tholeiitic volcanic rocks with minor komatiite quantities in the north part of the property. The volcanic flows and stratigraphic units are oriented northwest southeast and abruptly plunge towards the north. Some of the mineralized structures observed on the Wesdome project show an extension to the east towards and across the Callahan property. The "K" shear runs across the north part of the property.

Little work has been carried out on the property. However, some of the diamond drill holes completed near the eastern border of the Wesdome property have intersected part of the geological units.

Year	Company	Work
1943	Camp Bird Mines	Mapping
1943	Snowshoe Gold	Magnetic survey

The property's location is strategically important, linking the Wesdome and Siscoe properties and, therefore, providing future underground access between the two to be developed. No work was done in 2004 and none is planned for 2005.

Siscoe Property

The Siscoe property is located in range X of Dubuisson township and range I of Vassan township in north-western Québec. It consists of two mining concessions (N$^{\underline{o}}$ 124 and N$^{\underline{o}}$ 262), located 6.4 km northwest of the mining town of Val-d'Or. Siscoe Island is connected to the mainland by a causeway underneath a paved road.

The first gold discovery on Siscoe Island was made in 1913. From 1929 to 1949, the Siscoe Mine produced 2,280,186 tons of ore at an average grade of 0.269 oz Au/t. No exploration or mining activity was recorded between 1949 and 1981. From 1984 to 1990, Maufort Resources Inc. completed exploration and underground works in joint venture partnership with Teck Corporation (1984-1987) and Cambior Inc. (1987-1989). A total of 20,693 metres of diamond drilling was realised and the mine was pumped dry. In 1993, Dynacor acquired the property and completed mapping, outcrop stripping, diamond drilling and sampling. In 1997, nine diamond drill holes for a total of 3,170 metres were completed on the property.

The property is located in the southern part of the Abitibi Greenstone Belt of the Superior Structural Province within the Canadian Shield. This belt consists of volcanic flows and sedimentary rocks which were intensely deformed and injected by several intrusive massives of various compositions. A few Proterozoic age diabase dykes run across this sequence. The mineralized zones which were mined at Siscoe in the past are located at the contact between the quartz gabbro of Siscoe and the basaltic flows. This intrusive body (quartz gabbro), located in the central part of the property, has an east-west orientation, a length of 1,000 metres and a width which varies from 240 and 600 metres. The rocks are generally altered. Elsewhere on the property, the geological units consist mostly of basaltic flows interdigitated with ultramafic units. These units are cut by Proterozoic sills.

The gold mineralization at Siscoe is of three types:

- The first type is associated with quartz veins in the Siscoe stock.
- The second type is associated with intensely sheared and chloritized zones such as the "K-shear" and the "T-shear".
- The third type is associated with silicified and pyritised veins hosted within the volcanic units. Although the exploration work of 1997 was completed on the porphyry adjacent to Zone 86, no new mineralized zones were identified on the surrounding potential sector of the "Noveder Zone" and north of the old Siscoe Mine.

A limited exploration program is planned for 2005 in order to fulfil obligations regarding the mining concessions.

Siscoe-Extension Property

The Siscoe-Extension property is located in northwestern Québec within the mining camp of Val-d'Or. It consists of 13 contiguous claims located nearby the mining town of Val-d'Or, Québec.

The group of claims was partially explored during the 1930's and 1940's, while a shaft was driven to study three gold zones which were discovered with surface diamond drilling. The geology of the property is poorly known since approximately two thirds of the property is covered by the De Montigny Lake.

It is known however that the dominating supracrustal rocks consist of mafic-ultramafic metavolcanic assemblages, most of which are cut by several brittle-ductile shear zones. A drilling program was completed in 1986 and 1987 on the property and very interesting and encouraging results were obtained. A significant gold vein network was recognised by these drill holes to be of economic grades. Moreover, the drilling completed on the adjacent property to the Siscoe Mine permitted the discovery of "Zone 86" located 1000 metres west of the main shaft of Siscoe-Extension.

Although no active exploration work is planned for 2005, the ongoing 43-101 report by Geologica is expected to provide further details on the history, geology and potential of this property.

Shawkey Property

The Shawkey Property consists of four mining concessions in Dubuisson Township, Québec. The property was under joint venture with Placer Dome (CLA) Limited until November 1997. Placer Dome was the operator and held a 65% interest. Western Québec acquired, in November 1997, the 65% interest from Placer Dome for cash of $490,875. Costs of acquisition were $56,245.

The Shawkey South Property consists of three mining claims and is owned 100% by Western Québec. The Shawkey South Property and Western Québec's original 35% interest in the Shawkey Property were acquired in 1988 and 1989 from Valmag Inc. The Shawkey South Property is also subject to a 1% net smelter return royalty payable to the original vendor.

In June 1998, Western Québec acquired all of the outstanding shares of Valmag Inc., a company which at the time owned approximately 28% of the outstanding shares of Western Québec. As consideration, Western Québec issued 4,906,925 common shares at a value of $17,174,238 to the former shareholders of Valmag Inc. Valmag Inc. was wound up and the 4,806,000 common shares of Western Québec owned by Valmag were cancelled.

The Shawkey properties are located contiguously and southeast of the Kiena property with the western boundary 1.5 kilometres southeast of the Kiena shaft. It is the site of the first recorded gold discovery in Val d'Or in 1911.

The property has seen extensive historic work including two shafts, 12 kilometres of underground development, production of 140,000 tons at an average grade of 6.2 gAu/tonne and over 70,000 metres of surface and underground drilling.

The properties are underlain by a series of vertically inclined komatiite and basalt flows which have been intruded by a series of felsic to intermediate sills and dykes. This sequence is cut by three known, subparallel, ductile, subvertical shear zones which strike approximately 120 degrees. From north to south these are the 22 Shear, the Martin Shear and the Norlartic Break.

The 22 zone is a quartz-tourmaline veinlet stockwork hosted by a narrow porphyry sill sitting at the contact or within komatiite flows. It has been traced by diamond drilling over more than 700 metres of strikelength and to depths of up to 300 metres. In 1991, Placer Dome Inc. estimated a mineral inventory of 883,000 tonnes grading 4.0 gAu/tonne. This estimate is believed to be cursory in nature by the Company and not compliant with current standards and terminology recommended by National Policy 43-101. Nonetheless, the Company believes underground development is required to determine the resource potential and nature of the mineralization.

In 2002, 11 drill holes totalling 1,248 metres were drilled to test the 22 zone. The best intersection was 20.0 gAu/tonne over 3.8 metres. In 2003, 10 holes for 1,657 metres were drilled which included an intersection of 10.32 gAu/tonne over 3.65 metres. Underground work is required to verify the geometry and continuity of this zone.

The Martin Shear is located parallel and 500 metres southwest of the 22 shear. This hosted the historic production of 140,000 tons from quartz veins on 5 levels above a depth of 750 feet.

The Nolartic Break hosts the 10 zone which is located 750 metres south of the Martin Shear. A shaft was sunk to a depth of 740 feet and 4 levels developed, although no significant production occurred. The mineralization is described as quartz-tourmaline veinlets hosted by a swarm of porphyry dykes and sills cutting a basalt unit flanked on both sides by komatiites.

In all cases known gold occurrences on the Shawkey property potentially correlate with known occurrences on the neighbouring Kiena property. Since these properties are both now owned by the Company, future systematic exploration and development will not be impeded by property boundaries.

The Company intends to drift to the 22 zone from the Kiena property in 2005 and evaluate its potential as the first step in a longterm evaluation of the Shawkey property.

McKenzie Break Property

The Company owns 10 mining claims, known as the McKenzie Break property, located in the townships of Fiedmont and Courville, Québec, some 35 kilometres north of Val d'Or. The vendors are entitled to annual advance royalties of $30,000 until production commences or return of the property to the vendors.

The property is subject to a 1.75% net smelter return royalty, 1.5% to the vendors and 0.25% to Acabit Inc. ("Acabit"). The advance royalty payments referred to above will be deductible from the royalty owed to the vendors after production starts. Should any of the vendors or Acabit wish to sell (other than to the vendors among themselves) its share of the net smelter return royalty, the Company has the right of first refusal to acquire that vendor's or Acabit's share of the royalty.

A 5,260-metre drill program was carried out in 1993 and 1994 in order to define high grade, near surface gold resources. The 1993-1994 drilling program defined high grade/low tonnage resources in six separate vein systems. Indicated resources are 161,348 tonnes grading 10.86 gAu/tonne employing a 3.5 gAu/tonne cut-off grade. The bulk of these resources occur in four zones totalling 129,933 tonnes grading 11.41 gAu/tonne. These resources were tabulated prior to the adoption of N1 43-101, yet conform to the new standards and are considered relevant.

In 2004, the Company completed in-fill drilling and established road access to the property. Stepout drilling and a new resource estimate are planned in 2005. The results of this work will form the basis for deciding whether or not to commence underground development.

The Kiena Property

The Kiena Mine Complex was acquired in December 2003, by paying $2.8 million to McWatters Mining Inc. and issuing 350,000 shares at $1.10 per share to Western Québec Mines Inc. The Kiena Mine Complex consists of the former Kiena mine, a 2,000 tonne per day mill and tailings facility, a large fleet of mobile mining equipment, 165 claims and one mining concession.

As part of the deal, McWatters retained a 2-4% net smelter return royalty on gold produced from the property, $1.50 per tonne royalty on ore milled from the property and $1.00 per tonne royalty on ore milled from other sources. In 2004, the Company bought out these royalties for consideration of $2.2 million.

Historically, the Kiena mine produced 10.7 million tonnes at a grade of 4.75 gAu/tonne to produce 1.56 million ounces of gold. The mine includes a 1,000-metre shaft, 35 levels and 21 kilometres of drifts.

The bulk of historic production came from the S-50 zone, a silicified and pyritized diorite body. This zone remains open at depth and there are several satellite zones of gold mineralization to the north of the S-50 zone towards the Wesdome property and to the southeast of the S-50 zone towards the Shawkey property.

In 2004, the Company commenced an exploration drift to the Shawkey property's 22 zone and underground exploration of known satellite zones on the Kiena property. The work included commencing a drift to the north on the 520-metre level which will eventually reach the Wesdome property's A zone. The development of these drifts will provide a base for progressive exploration and development of known satellite zones. A systematic evaluation of these zones is required in order to establish resource estimates. The Company's goal is to establish reliable 43-101 compliant resource estimates by mid-year, 2005.

The most recent historic resource estimates were calculated by mine staff under the supervision of Jean Lafleur, Geol. and Qualified Person, in 2003 when the mine shut down. These estimates were performed by computerized block modelling methods employing inverse squared distance grade determinations, a 3 metre minimum mining width and a 2.4 grams of gold per tonne cut off grade. Pursuant to National Instrument 43-101, Section 2.4, these historic estimates are deemed to be relevant and accurate by Jean Castonguay, Ing. and Qualified Person for the Company. These are tabled below.

2003 Historic Resource Estimate

Category	Tonnage (tonnes)	Grade g/t Au	Ounces
Measured Resources	1,035,000	4.13	137,000
Indicated Resources	1,975,000	4.31	273,000
Total	**3,010,000**	**4.25**	**410,000**

Late in 2004, access to the VC Zone located 500 metres north of the shaft was established and fan drilling of the zone from the 520 metre level commenced. The first drill section (13185E) was completed with the following results:

SECTION 13185E

Hole No.	Dip (deg)	From (m)	To (m)	Corelength (m)	True Width (m)	Assay (g/t)	Zone
3734	+82	106.6	120.8	14.2	8.0	5.41	VC2
3735	+59	72.1	82.2	10.1	8.0	7.18	VC2
3736	+38	27.8	31.5	3.7	3.0	5.04	VC3
		59.0	69.0	10.0	9.5	4.09	VC2
3737	+24	18.1	33.0	14.9	14.0	20.89	VC3
		49.0	56.6	7.6	7.0	4.31	VC2
3746	+12	22.0	37.9	15.9	15.0	13.96	VC3
		51.2	57.0	5.8	5.8	9.46	VC2
3738	+4	19.5	38.4	18.9	17.0	9.85	VC3
		55.7	64.0	8.3	7.9	4.04	VC2
3739	-8	19.5	42.0	22.5	19.0	5.36	VC3
		60.0	63.5	3.5	3.0	2.48	VC2
3740	-23	21.3	54.8	33.5	22.0	5.99	VC3
3741	-34	51.0	84.0	33.0	14.0	4.02	VC3
3742	-39	63.1	89.4	26.3	15.0	5.62	VC3
3743	-46	74.0	105.7	31.7	17.0	3.83	VC3
3744	-51	87.5	95.0	7.5	6.0	21.99	VC3
		112.0	127.0	15.0	7.0	6.58	VC3
3745	-57	123.8	140.4	16.6	5.5	3.59	VC3

The VC zone consists of at least three en echelon mineralized zones, which form a pipe-like body that remains open at depth. Mineralization consists of silicified and albitized breccia hosted by basalt. The VC, North and 388 zones host the bulk of historic resources tabled above and are the primary development and exploration targets at this time on the Kiena property.

3.3 Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties. In addition to risks described elsewhere herein, shareholders should note the following:

Nature of Mineral Exploration

The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry.

Government Regulations and Environmental Matters

The Company's activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine, the Company is not aware of any material environmental constraint affecting its properties that would preclude the economic development or operation of any specific property.

The Company believes it is currently in compliance in all material respects with the legislation described above.

Reliance on Management

The Company is heavily reliant on the experience and expertise of its executive officers. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Economic Conditions

General levels of economic activity and recessionary conditions may have an adverse impact on the Company's business.

Reserves and Resources

Ore reserves and resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company's ability to acquire suitable properties or prospects for mineral exploration in the future.

Conflicts of Interest

Certain officers and directors of the Company are associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. Not every officer or director devotes all of their time and attention to the affairs of the Company.

Gold Price Volatility

The profitability of the Company's operations may be significantly affected by changes in the market price of gold and other mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

Insurance

The Company carries insurance to protect against certain risks in such amounts, as it considers adequate. Risks not insured against include environmental pollution, mine floodings or other hazards against which such companies cannot insure or against which they may elect not to insure.

Additional Funding Requirements

Further exploration on, and development of, the Company's mineral resource properties will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

4. DIVIDENDS

The Company has not paid any dividend since the date of incorporation. A decision to pay any dividend on common shares will be made by the Board of Directors on the basis of earnings, financial requirements and other prevailing conditions. No dividend policy has been adopted at this stage of the evolution of the Company.

5. CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value of which 42,933,782 were outstanding as at December 31, 2004.

The common shares of the Company rank equally as to dividends, voting rights (one per share) and the distribution of remaining assets of the Company upon liquidation, dissolution or winding-up of the Company.

Holders of common shares have no pre-emptive rights, nor any right to convert their shares into other securities.

As at December 31, 2004, 1,510,000 common shares were issuable upon exercise of outstanding warrants and 1,220,000 common shares were issuable upon exercise of outstanding stock options of the Company.

6. MARKET FOR SECURITIES

6.1 Trading Price and Volume

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "WDG".

The following table summarizes the monthly trading history during the financial year ended December 31, 2004.

Month	High (Cdn $)	Low (Cdn $)	Volume
January, 2004	1.35	1.12	87,500
February, 2004	1.75	1.15	220,700
March, 2004	1.99	1.70	211,800
April, 2004	1.95	1.59	48,400
May, 2004	1.70	1.40	33,200
June, 2004	1.60	1.30	7,400
July, 2004	1.45	1.20	26,200
August, 2004	1.20	1.10	3,300
September, 2004	1.30	1.10	510,500
October, 2004	1.50	0.90	122,100
November, 2004	1.45	0.95	103,800
December, 2004	2.15	1.30	752,500

6.2 Prior Sales

In 2004, there were two separate issuances of securities which included share purchase warrants. The warrants were not listed or quoted in a marketplace. Details of these outstanding common share purchase warrants are listed below.

Date Issued	Number of Warrants Issued	Exercise Price ($)	Term
April 23, 2004	1,110,000	2.20	until Apr. 23, 2005
Nov. 25, 2004	400,000	1.70	until Nov. 25, 2005

The April 23, 2004, issue was for 1,110,000 units at a price of $1.70 per unit. Each unit consisted of one common share and one common share purchase warrant.

The November 25, 2004, issue involved 800,000 units at a price of $1.50 per unit. Each unit consisted of one flow-through common share and one-half of one common share purchase warrant.

7. ESCROWED SECURITIES

In connection with the initial public offering dated December 23, 1999, Western Québec Mines Inc. entered into an escrow agreement with Computershare Trust Company of Canada (the escrow trustee) pursuant to which Western Québec agreed to deposit 85% of its shares, or 9,348,149 common shares, with the escrow trustee.

Under the terms of the agreement, 15% of these escrowed shares would be released on each successive anniversary date of the final prospectus and 10% on the sixth anniversary. Therefore, 10%, or 934,815 shares, remain in escrow and are due for final release on December 23, 2005, after which no shares of the Company will be held in escrow.

8. DIRECTORS AND OFFICERS

8.1 Name, Occupation, Security Holding

The following information with respect to each director and executive officer of the Company sets out that individual's name, province (or state) of residence, the positions and offices in the Company presently held by that individual, the period during which such individual has served as a director or executive officer of the Company and that individual's principal occupation(s) during the past five years:

Name and Residence	Office	Director Since	Principal Occupation for last 5 years
Marc Blais (*) St-Lambert, Québec	Director	1999	President, Dynacor Mines Inc.
Paul Cregheur Harricana Ouest, Québec	President & Director	2003	President, Wesdome Gold Mines Inc. Vice-President, Operations, Western Québec Mines Inc. Vice-President, Operations, River Gold Mines Ltd.
Roger W. Jolicoeur (*) Dubuisson, Québec	Director	1999	Mining Consultant
Jean Martineau (*) Blainville, Québec	Director	1999	Chairman of the Board, Dynacor Mines Inc.
Donald D. Orr Toronto, Ontario	Secretary-Treasurer of the Company	-	Secretary-Treasurer, Western Québec Mines Inc. Secretary-Treasurer, River Gold Mines Ltd.
Murray H. Pollitt, P. Eng. Toronto, Ontario	Chairman & Director	2001	President, Pollitt & Co. Inc. (Investment Dealer) President & Director, River Gold Mines Ltd. Chairman of the Board & Director, Western Québec Mines Inc.
Barry G. Smith	Director	2005	Businessman President & Director, Western Québec Mines Inc. Chairman of the Board & Director, River Gold Mines Ltd.

(*) Audit committee member.

Each director will serve as a director until the next annual and general meeting of the Company or until his successor is elected or appointed.

As of December 31, 2004, the directors and executive officers of the Company in the aggregate beneficially owned, directly or indirectly, or exercised control or direction over 701,485 common shares or 1.6% of the issued and outstanding common shares of the Company.

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, or any shareholder holding a sufficient number of common shares of the Company to affect materially control of the Company:

(a) is, as at the date of this Annual Information Form or has been within the ten years preceding this date, a director or officer of any company that, while the person was acting in this capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (ii) was subject to an event that resulted, after such person ceased to be a director or officer of that company, in that company being the subject of a cease trade or similar order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act as a director or officer of that company, that company became bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or trustee appointed to hold its assets; or

(b) has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of that person.

In 2004, Murray H. Pollitt, Chairman of the Board of the Company and 75% owner of Pollitt & Co. Inc., an investment dealer, made a settlement agreement with the Ontario Securities Commission with regards to a contravention of section 76(2) of the Securities Act and clause 14.1 of National Instrument 44-101 involving pre-marketing activities in the context of bought deal financings. This was with respect to a convertible debenture bought deal financing of United Grain Growers Ltd. in November, 2002. This settlement resulted in Mr. Pollitt's registration as a trading officer being suspended for 30 days from November 17, 2004 to December 17, 2004 and a $27,000 payment in respect to costs of the investigation.

This suspension was with regards to Mr. Pollitt's activities at Pollitt & Co. Inc. and was unrelated to the affairs of the Company.

8.3 Conflicts of Interest

Certain directors of the Company also serve as directors of other companies involved in resource exploration, development and production (see section 1.2 "Inter-Corporate Relationships" and section 8.1). Consequently there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Company will be made in accordance with their duties to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare and refrain from voting on any matters in which they may have a material conflict of interest.

9. PROMOTERS

Western Québec Mines Inc., by reason of their involvement in the organization, management and affairs of the Company, may be considered as promoters of the Company within the meaning of securities legislation. Western Québec is entitled to receive the following fees for work performed pursuant to a management agreement:

i) 7.5% of allowable costs for exploration work;
ii) 5% of allowable costs for development work up until the date of commercial production; and
iii) 2.5% of allowable costs for mining production.

Fees paid to Western Québec in the last three fiscal years 2004, 2003, and 2002 amounted to $722,261, $6,554 and $5,572 respectively.

As described in detail in section 2.1 ("General Development of the Business"), the Company acquired from Western Québec in 2003 the Shawkey properties, the McKenzie Break property and Western Québec's right to purchase Kiena from McWatters for 6,650,000 shares at $1.10 per share or an ascribed value of $7,315,000. This was based on an independent valuation performed by Geologica Groupe-Conseil.

As of December 31, 2004, Western Québec owned 19,507,322 common shares or approximately 45% of the Company's outstanding shares.

10. LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company's property is subject, and no such proceedings are known to the Company to be contemplated.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the three most recently completed financial years, a series of important, material transactions were completed which involved Western Québec Mines Inc, a company who exercises control over 45% of the Company's outstanding common shares. These transactions primarily involved the Company purchasing certain exploration properties from Western Québec for common shares based on independent valuations provided by Geologica Groupe-Conseil. These material transactions are outlined in detail in Section 2.1 of this report and summarized in Section 9.

Other than these transactions, no director or executive officer of the Company nor any other person or company exercising control over more than 10% of the outstanding shares, has had any transactions which may be deemed to have materially affected or would materially affect the Company within the three most recently completed financial years.

12. TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada in Montreal, Québec, is the transfer agent and registrar for the common shares of the Company.

13. MATERIAL CONTRACTS

The material contracts entered into within the most recently completed financial year are listed below:

(1) Outstanding warrant indenture related to the April 23, 2004 unit financing whereby 1,110,000 warrants entitling the holder to purchase one common share each at a price of $2.20 per share until April 23, 2005; remained outstanding at December 31, 2004 (see section 2 "General Development of the Business").

(2) Outstanding warrant indenture related to the November 25, 2004 financing whereby 400,000 warrants entitling the holder to buy one common share each at a price of $1.70 per share until November 25, 2005; remained outstanding at December 31, 2004 (see section 2 "General Development of the Business").

14. INTERESTS OF EXPERTS

The description of properties in this Annual Information Form is based substantively on independent qualifying reports produced by Geologica Groupe-Conseil, an independent geological consulting firm. In fact, Geologica Groupe-Conseil is presently engaged and working on a comprehensive 43-101 report on the Company's properties to meet new standards. Geologica Groupe-Conseil did not hold any securities or property of the Company in 1999 and has assured the Company that they do not presently hold or expect to receive any securities or property of the Company.

15. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company's web site at www.westernquebecmines.com.

Additional information, including directors' and officers' compensation is contained in the Company's management proxy information circular, which is mailed to registered shareholders with the Company's 2004 Annual Report.

The Company's administrative office is at 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5. The telephone number is 416-360-3743.

APPENDIX "A"

WESDOME GOLD MINES INC.

CHARTER FOR AUDIT COMMITTEE

1. Purpose

The Audit Committee (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with applicable policies and laws. The Committee will also be responsible for identifying principal risks of the business and ensuring that appropriate risk management techniques are in place.

The Committee charges management with developing and implementing procedures to:

(a) ensure internal controls are appropriately designed, implemented and monitored; and

(b) ensure reporting and disclosure of required information are complete, accurate, and timely.

The Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls in discharging its responsibilities as described in this Charter.

2. Constitution and Membership

(a) The Board will appoint the Committee. It will be comprised of three Directors, all of whom will be independent and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as Committee members. The Board may remove or replace a member at any time. A member will cease to be a member upon ceasing to be a Director.

(b) All members of the Committee will be "financially literate" as defined by applicable guidelines. If, upon appointment, or following adoption of this Charter, a member of the Committee is not financially literate, such member will be provided a three month period in which to achieve the required level of financial literacy.

(c) The Board will appoint the Chairman of the Committee. The Committee will appoint the Corporate Secretary or his designate as Secretary at each meeting. The Secretary will keep minutes of each meeting, which will be distributed to the Board.

(d) The external auditors of the Company (the "Auditors") will report directly to the Committee.

3. Meetings

(a) Meetings of the Committee will be held at such times and places as the Chairman or Secretary may determine, but in any event at least four times per year. Each member will be given twenty-four (24) hours advance notice of each meeting, either orally, by telephone or by facsimile, together with an agenda, unless all members are present and waive notice, or unless those absent waive notice before or after a meeting.

(b) A majority of members of the Committee will constitute a quorum. Decisions of the Committee will be made by affirmative vote of the majority. Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

(c) At the request of the Auditors, the President, the Chief Financial Officer, or a member of the Committee, the Chairman will convene a meeting of the Committee.

(d) The Committee will have access to the Auditors and management of the Company, each in the absence of the other, for purposes of performing its duties.

(e) The Auditors will be notified of all meetings of the Committee and may attend if so requested by a member of the Committee.

4. Specific Responsibilities

The Committee will have the following specific duties and responsibilities:

Responsibilities in Relation to External Audit

(a) The Committee will recommend to the Board the Auditors to be retained for purposes of preparing or issuing the auditor's report or performing other audit, review or attest services for the Company, and will further recommend the level of compensation of the Auditors.

(b) The Committee will oversee the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting.

(c) The Committee will review the Auditors' management letter and management's response thereto.

(d) The Committee will ensure that the Auditors are in good standing with the Canadian Public Accountability Board ("CPAB") and enquire if there are any sanctions imposed by the CPAB on the Auditors.

(e) The Committee will review and approve the Company's hiring policies regarding partners, principals, employees and former partners and employees of the Auditors.

(f) The Committee will ensure that the Auditors meet the rotation requirements for partners, principals and staff on the Company's audit.

(g) The Committee will pre-approve all non-audit services to be provided to the Company by the Auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Responsibilities

(h) The Committee will review the Company's quarterly and annual financial statements, management discussion and analysis, as well as annual and interim earnings, press releases and recommend such to the Board, prior to public disclosure of such information.

(i) The Committee will review and discuss with management and the Auditors the annual audited consolidated financial statements, including discussion of material transactions with related parties, accounting policies, as well as the Auditors' written communications to the Committee and to management.

(j) The Committee will ensure that adequate procedures are in place for the review and recommendation to the Board for approval, where appropriate, financial information extracted or derived from the Company's consolidated financial statements, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar documents and will periodically assess the adequacy of those procedures.

(k) The Committee will establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(l) The Committee will understand the process utilized by the President and the Chief Financial Officer to comply with Multilateral Instrument 52-109, regarding the filing of interim and annual certificates.

(m) The Committee will undertake a process to identify the principal risks of the business and ensure that appropriate risk management techniques are in place. This will involve enquiry of management regarding how risks are managed.

(n) The Committee will review:

(i) the impact of proposed changes and new developments in generally accepted accounting principles and their impact on the consolidated financial statements of the Company;

(ii) with management the procedures adopted to ensure compliance with the Company's code of business conduct; and

(iii) the role, the activities and the results of the Company's internal business conduct.

(o) The Committee will review with management, the Company's internal accounting and financial systems and controls to ensure that the Company maintains:

(i) the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

(ii) effective internal control systems; and

(iii) adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(p) The Committee will direct and supervise the investigation into any matter brought to its attention within the scope of its duties, including the right to use outside consultants as deemed required.

(q) Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(r) Report regularly and on a timely basis to the Board on matters coming before the Committee.

5. Authority

The Committee will have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) to set and pay the compensation for any advisors employed by the Committee; and

(c) to communicate directly with the Auditors and internal auditors, if employed by the Company.

6. Oversight

The responsibilities and powers of the Committee are set forth in this Charter, and it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with the generally accepted accounting principles and applicable rules and regulations. The role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

Exhibit 4

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimate and judgement based on currently available information.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee reviews the annual consolidated financial statements before they are presented to the Board of Directors for approval.

The Company's independent auditors, Grant Thornton LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

Toronto, Canada
February 18, 2005

"Donald D. Orr"
Secretary-Treasurer

Auditors' Report

To the Shareholders of
Wesdome Gold Mines Inc.

We have audited the consolidated balance sheets of **Wesdome Gold Mines Inc.** as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 18, 2005

"Grant Thornton LLP"
Chartered Accountants

Wesdome Gold Mines Inc.
Consolidated Balance Sheets

December 31	2004	2003
Assets		
Current		
Cash	$ 6,787,440	$ 206,344
Term deposits	14,482	7,000,000
Receivables (Note 4)	2,040,635	1,706,646
	8,842,557	8,912,990
Funds held against letters of guarantee (Note 6)	671,215	-
Capital assets (Note 5)	2,032,249	1,000,000
Exploration properties (Note 6)	31,832,767	21,582,975
	$ 43,378,788	$ 31,495,965
Liabilities		
Current		
Payables and accruals	$ 2,580,602	$ 525,055
Reclamation obligation	328,000	-
Future income taxes (Note 11)	1,770,000	-
	4,678,602	525,055
Shareholders' Equity		
Capital stock (Note 7)	39,652,023	31,604,112
Contributed surplus (Note 10)	538,538	85,322
Deficit	(1,490,375)	(718,524)
	38,700,186	30,970,910
	$ 43,378,788	$ 31,495,965

On behalf of the Board

"Murray H. Pollitt" Director   "Paul Cregheur" Director

See accompanying notes to the consolidated financial statements.

Wesdome Gold Mines Inc.
Consolidated Statements of Operations and Deficit

Years Ended December 31	2004	2003
Interest income	$ 91,785	$ 470
Expenses		
Corporate and general	371,972	88,078
Stock compensation expense	453,216	-
Amortization of office equipment	14,448	-
Accretion of reclamation obligation	24,000	-
Large corporation tax	-	27,723
	863,636	115,801
Net loss	(771,851)	(115,331)
Deficit, beginning of year	(718,524)	(603,193)
Deficit, end of year	$ (1,490,375)	$ (718,524)
Loss per common share (Note 12)		
Basic and diluted	$ (0.02)	$ (0.01)

See accompanying notes to the consolidated financial statements.

Wesdome Gold Mines Inc.
Consolidated Statements of Cash Flows

Years Ended December 31	2004	2003
Increase (decrease) in cash and cash equivalents		
Operating activities		
Net loss	$ (771,851)	$ (115,331)
Stock compensation expense	453,216	-
Amortization of office equipment	14,448	-
Accretion of reclamation obligation	24,000	-
	(280,187)	(115,331)
Net changes in non-cash working capital (Note 16)	(98,495)	38,700
	(378,682)	(76,631)
Financing activities		
Common shares issued	9,817,911	11,618,287
Net changes in non-cash working capital (Note 16)	1,400,500	(1,526,500)
	11,218,411	10,091,787
Investing activities		
Exploration properties	(9,624,778)	(2,017,838)
Capital assets	(1,367,711)	(1,000,000)
Funds held against letters of guarantee	(671,215)	-
Net changes in non-cash working capital (Note 16)	419,553	170,846
	(11,244,151)	(2,846,992)
Net (decrease) increase in cash and cash equivalents	(404,422)	7,168,164
Cash and cash equivalents, beginning of year	7,206,344	38,180
Cash and cash equivalents, end of year	$ 6,801,922	$ 7,206,344

Supplemental disclosure (Note 16)

See accompanying notes to the consolidated financial statements.

1. The Company and nature of operations

Wesdome Gold Mines Inc. (the "Company") is a publicly traded company, continued under Part 1A of the Companies Act (Québec) and its common shares are listed on the TSX Venture Exchange. On December 31, 2004 and 2003, 45% and 54%, respectively, of the Company's common shares were owned by Western Québec Mines Inc. ("Western Québec"), a publicly traded company listed on The Toronto Stock Exchange.

The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

2. Significant accounting policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Wesdome Resources Limited.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses and other income during the year. Significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, asset retirement obligations and stock compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and highly liquid term deposits with original maturities of three months or less.

2. Significant accounting policies (continued)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization of capital assets used for exploration is capitalized to exploration properties. Amortization of the mill will commence when the property is put into commercial production.

Amortization, effective in fiscal 2004, is provided over the expected useful lives using the following methods and annual rates:

Exploration and mining equipment	- 30% declining balance
Office equipment	- 20% straight line
Mill	- based on commercial production

Exploration and development properties

Each property is accounted for as a separate project. All direct costs related to the acquisition and exploration of a property are capitalized as incurred. If a property proceeds to development, these costs become part of the preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of particular properties.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Stock-based compensation plan

The Company has adopted the recognition of compensation expense for grants of stock options to officers, directors and employees based on the estimated fair value at the grant date prospectively for new stock-based compensation awards granted after January 1, 2003.

Loss per common share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

3. Changes in accounting policies

Reclamation obligation

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At January 1, 2004, the Company recorded the estimated present value of the reclamation asset and liability of $304,000.

The key assumptions on which the carrying amount of the asset retirement obligations is based, are as follows:

- (i) the total undiscounted amount of the estimated cash flows required to settle the obligations is $960,000.
- (ii) the expected timing of payment of the cash flows required to settle the obligations is 15 years.
- (iii) the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted is 8%.

Flow-through shares

Effective March 2004, the Company adopted the recommendation of the Emerging Issues Committee ("EIC") of the CICA, "Flow-through shares". Under the terms of flow-through share agreements, tax attributed to the related expenditures are renounced to subscribers. This EIC requires the Company to recognize the foregone tax benefits at the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. In 2004, the Company recorded $1,770,000 future income tax liability related to flow-through shares issued and reduced the share capital accordingly.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the then new recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company's long-lived assets as at December 31, 2004 and the adoption of Section 3063 has no effect on the current consolidated financial statements.

3. Changes in accounting policies (continued)

Sources of generally accepted accounting principles ("GAAP")

Effective January 1, 2004, the Company adopted the new CICA Handbook Section 1100 "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements.

4. Receivables

	2004	2003
Mining duties refund and tax credits	$ 1,320,000	$ -
Goods and services tax	287,297	5,030
Receivable from issue of common shares	126,000	1,700,000
Receivable from sale of equipment	172,538	-
Large corporation tax refund	30,706	-
Deposits	90,000	-
Prepaid	14,094	1,616
	$ 2,040,635	$ 1,706,646

5. Capital assets

	2004	2003
Cost		
Exploration and mining equipment	$ 1,215,051	$ 1,000,000
Office equipment	77,660	-
Mill	1,075,000	-
	2,367,711	1,000,000
Accumulated amortization		
Exploration and mining equipment	321,014	-
Office equipment	14,448	-
Mill	-	-
	335,462	-
Net book value		
Exploration and mining equipment	894,037	1,000,000
Office equipment	63,212	-
Mill	1,075,000	-
	$ 2,032,249	$ 1,000,000

6. Exploration properties

	The Wesdome Group	McKenzie Break	Total
Balance, December 31, 2002	$ 12,250,137	$ -	$ 12,250,137
Cost of acquiring Western Québec's interests	4,812,485	2,238,562	7,051,047
Cost of property	2,190,560	-	2,190,560
Exploration expenditures	91,231	-	91,231
Balance, December 31, 2003	19,344,413	2,238,562	21,582,975
Cost of property	1,954,985	-	1,954,985
Exploration expenditures	8,393,084	591,612	8,984,696
Asset retirement cost	304,000	-	304,000
Amortization of exploration and mining equipment	321,014	-	321,014
Mining duties refund and tax credits	(1,294,903)	(50,000)	(1,344,903)
Advance royalty payments	-	30,000	30,000
Balance, December 31, 2004	$ 29,022,593	$ 2,810,174	$ 31,832,767

THE WESDOME GROUP PROPERTIES

The Wesdome Group Properties include the Kiena Mine Complex, Wesdome, Shawkey, Siscoe and Siscoe-Extension, Lamothe, Lamothe-Extension, Yankee Clipper and Callahan properties. These properties are contiguous and are integrated into the Company's long term strategy of progressive exploration and development from a central infrastructure.

Kiena Mine Complex

The Kiena Mine Complex consists of the Kiena Mine concession, Kiena Mill, other mining assets and 165 mining claims in the Township of Dubuisson, Québec.

In December 2003, the Company acquired from Western Québec its right to purchase the Kiena Mine Complex from McWatters Mining Inc. ("MMI"). The value ascribed to Western Québec's right to acquire the Kiena Mine Complex was $385,000 and the Company issued to Western Québec 350,000 shares at $1.10 per share. Under the terms of the agreement with MMI, the Company paid the remaining $2,800,000 to MMI. The Company also agreed to pay to MMI a 4% net smelter returns royalty ("NSR") in respect of ore processed at the Kiena Mill from certain defined resources within the Kiena complex properties and a 2% NSR in respect of other ore processed at the Kiena Mill from the Kiena complex properties. In addition, the Company agreed to make a cash payment of $1,000,000 in the event that the Kiena Mill resumes commercial production and to make production payments of $1.50 per tonne on the first 5 million tonnes of ore processed at the Kiena Mill and $1.00 per tonne thereafter.

In 2004, the Company re-purchased from MMI all of the royalty and production entitlements for cash consideration of $2.2 million and the payment of approximately $725,000 for certain obligations of MMI.

6. Exploration properties (continued)

The Kiena Mine tailings dam is subject to a mine closure plan as approved by the Québec Ministry of Natural Resources. In January 2004, the Company posted the required 70% standby letter of credit of $671,215.

Wesdome property

The Company has a 100% interest in this property which consists of 51 claims totalling 2,003 acres and is located under de Montigny Lake in Vassan and Dubuisson Townships, Québec and is contiguous to the Kiena Mine Complex.

The property is subject to a 1% net smelter royalty.

Shawkey properties

In December 2003, the Company acquired from Western Québec, the Shawkey and the Shawkey South properties which are contiguous to the Kiena Mine Complex and consist of four mining concessions and three mining claims, respectively, in Dubuisson Township, Québec. The acquisition price was determined by an independent valuator, which was settled by issuance of 4,300,000 shares of the Company at $1.10 per share for a total consideration of $4,730,000.

Siscoe and Siscoe-Extension properties

The Siscoe property is located in Dubuisson and Vassan Townships, Québec and consists of two mining concessions. The Siscoe-Extension property is located within the mining camp of Val d'Or, Québec and consists of 13 contiguous claims. These properties are contiguous to the Kiena Mine Complex.

The Company owns a 100% interest in the Siscoe property and a 75% interest in the Siscoe-Extension property. The original vendor of these properties retains a 3% net smelter return royalty of which 1% can be purchased for $500,000.

Other properties

Other properties consist of interests in the Lamothe, Lamothe-Extension, Yankee Clipper and Callahan properties. These properties are contiguous to the Wesdome property.

The Lamothe and Callahan properties are subject to a 1% net smelter royalty and eight of the ten claims comprising the Yankee Clipper property are subject to a 2% net profits royalty.

MCKENZIE BREAK PROPERTY

In December 2003, the Company acquired from Western Québec, the McKenzie Break property consisting of ten mining claims in the Townships of Fiedmont and Courville, Québec. The acquisition price was determined by an independent valuator, which was settled by the issuance of 2,000,000 shares of the Company at $1.10 per share for a total consideration of $2,200,000.

7. Capital stock

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Issued:		
Balance, December 31, 2002	19,006,284	$ 12,670,825
Issued to Western Québec for properties, net of costs of $25,639	6,650,000	7,289,361
Common shares, net of costs of $27,154	7,000,000	7,672,846
Flow through shares, net of costs of $232,920	3,503,333	3,971,080
Balance, December 31, 2003	36,159,617	31,604,112
Common shares, net of costs of $40,944	1,110,000	1,846,056
Exercise of warrants, net of costs of $24,041	4,664,165	6,505,790
Flow-through shares, net of costs of $33,935	1,000,000	1,466,065
Tax benefits on renounced flow-through expenditures	-	(1,770,000)
Balance, December 31, 2004	42,933,782	$ 39,652,023

On December 29, 2003, Wesdome sold 7,000,000 units at a price of $1.10 per unit for gross proceeds of $7,700,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.40 per share until December 29, 2004. As of December 29, 2004, 3,175,000 warrants were exercised and the remaining 325,000 warrants expired.

On December 30, 2003, Wesdome sold 3,503,333 flow-through units at a price of $1.20 per unit for gross proceeds of $4,204,000. Each flow-through unit consisted of one flow-through common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.40 per share until December 30, 2004. As of December 30, 2004, 1,489,165 warrants were exercised and the remaining 262,502 warrants expired.

In connection with the flow-through private placement in 2003, Wesdome issued broker warrants to purchase 175,166 common shares at a price of $1.40 per share which expired on December 30, 2004.

On April 23, 2004, Wesdome sold 1,110,000 units at a price of $1.70 per unit for gross proceeds of $1,887,000. Each unit consisted of one common share and one common share purchase warrant with each warrant entitling the holder to purchase one common share at a price of $2.20 per share until April 23, 2005. These warrants were outstanding at December 31, 2004.

On November 25, 2004, the Company sold on a private placement basis 800,000 units at a price of $1.50 per unit for gross proceeds of $1,200,000. Each unit consisted of one flow-through common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.70 per share until November 25, 2005. The 400,000 warrants were outstanding at December 31, 2004.

On December 22, 2004, the Company sold on a private placement basis 200,000 flow-through common shares at a price of $1.50 per flow-through share for gross proceeds of $300,000.

8. Stock option plan

The Company has a stock option plan (the "Plan") under which the directors of the Company can grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants providing on-going services to the Company or any subsidiary of the Company. Exercise prices cannot be less than the highest closing price of the Company's common shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years. The maximum number of common shares which may be reserved for issuance to any one person under the Plan shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. The maximum aggregate number of common shares under option at any time pursuant to the Plan is set at 4,000,000 of which 2,780,000 are available to be issued.

As of December 31, 2003 no options had been granted under the Plan. During fiscal 2004, 1,220,000 options were granted to acquire shares of the Company. These options vest over a four year period and expire five years from the date of grant. None were exercised or expired during the year.

The following information applies to options outstanding and exercisable at December 31, 2004.

Exercise Prices	Number Outstanding	Remaining Contractual Life	Number Exercisable
$1.20	100,000	4.7 years	20,000
$1.30	820,000	4.0 years	164,000
$1.40	50,000	5.0 years	10,000
$1.80	250,000	4.2 years	50,000
	1, 220,000		244,000

The fair value of the options granted in fiscal 2004 was estimated on the date of grant using the Black-Scholes option pricing model. The current year's weighted average fair value per share price of $0.69 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 79%, risk-free interest rate of 3.5% and expected life of 2.5 years.

The estimated fair value of the options is expensed over the vesting period. The fair value compensation and contributed surplus relating to stock options was $453,216.

9. Warrants

The following table reflects the continuity of warrants for the year ended December 31, 2004.

		Number of common shares				
Expiry Date	Exercis e Price	Opening Balance	Issued	Exercised	Expired	Closing Balance
December 29, 2004	$1.40	3,500,000	-	(3,175,000)	(325,000)	-
December 30, 2004	$1.40	1,751,667	-	(1,489,165)	(262,502)	-
December 30, 2004	$1.40	175,166	-	-	(175,166)	-
April 23, 2005	$2.20	-	1,110,000	-	-	1,110,000
November 25, 2005	$1.70	-	400,000	-	-	400,000
		5,426,833	1,510,000	(4,664,165)	(762,668)	1,510,000

The following table reflects the continuity of warrants for the year ended December 31, 2003.

		Number of common shares			
Expiry Date	Exercise Price	Opening Balance	Issued	Exercised	Closing Balance
December 29, 2004	$1.40	-	3,500,000	-	3,500,000
December 30, 2004	$1.40	-	1,751,667	-	1,751,667
December 30, 2004	$1.40	-	175,166	-	175,166
		-	5,426,833	-	5,426,833

10. Contributed surplus

	Stock based compensation	Valuation of expired warrants	Total
Balance, December 31, 2002 and 2003	$ -	$ 85,322	$ 85,322
Stock based compensation	453,216	-	453,216
Balance, December 31, 2004	$ 453,216	$ 85,322	$ 538,538

11. Income taxes

The following table reconciles the expected income tax (expense) recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2004	2003
Net loss reflected in consolidated statements of operations	$ 771,851	$ 115,331
Expected income tax recovery	$ 239,000	$ 42,000
Stock compensation expense	(141,000)	-
Accretion of reclamation obligation	(7,000)	-
Non-deductible expense	(1,000)	(11,000)
Valuation allowance	(90,000)	(31,000)
Income taxes	$ -	$ -

The following table reflects future income tax assets (liabilities) at December 31, 2004 and 2003.

	2004	2003
Future income tax assets (liabilities)		
Unclaimed non-capital losses	$ 400,000	$ 289,000
Unclaimed financing costs	77,000	137,000
	477,000	426,000
Less valuation allowance	(290,000)	(169,000)
	187,000	257,000
Book value in excess of tax value of exploration properties	(1,864,000)	(257,000)
Flow-through expenditures to be renounced	(93,000)	-
	(1,957,000)	(257,000)
	$ (1,770,000)	$ -

At December 31, 2004, the Company had unclaimed capital cost, exploration and development expenditures of $27,470,000, unclaimed financing costs of $250,000 and non-capital losses of $1,290,000 which are available to reduce future taxable income. The non-capital losses will expire as follows: 2006 - $40,000; 2007 - $200,000; 2008 - $175,000; 2009 - $180,000; 2010 - $250,000 and 2014 - $445,000.

Flow-through shares

During 2003, under the terms of the flow-through agreement, the Company issued 3,503,333 flow-through shares and spent the required $4,204,000 on qualifying exploration expenditures prior to December 31, 2004.

During 2004, under the terms of flow-through agreements, the Company issued 1,000,000 flow-through shares and is required to spend $1,500,000 on qualifying exploration expenditures prior to December 31, 2005. As at December 31, 2004, the Company had spent $1,200,000.

12. Loss per common share

The basic and diluted loss per common share is based on a weighted average number of shares outstanding of 37,031,378 for 2004 and 19,228,768 for 2003. The effect of common share purchase options and warrants on the net loss in 2004 and 2003 is not reflected as to do so would be anti-dilutive.

13. Related party information

Under the terms of management agreements, Western Québec, as manager, provides technical and administrative support and carries out annual exploration programs on the Company's exploration properties for an indefinite term. Western Québec is entitled to an administrative fee, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and preproduction phase and 2.5% after commencement of commercial production. Administrative fees charged and recorded at the exchange amounts in 2004 and 2003 amounted to $722,261 and $6,554, respectively, all of which were charged to exploration properties and capital assets. Payables and accruals at December 31, 2004, include $396,146 (2003: $222,165) due to Western Québec.

Acquisition of exploration properties in fiscal 2003 from Western Québec is disclosed in Note 6.

Payables and accruals at December 31, 2004, include $169,861 (2003: $nil) due to River Gold Mines Ltd. ("River Gold") for the purchase of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at market value. The Company is related to River Gold through common management.

14. Financial instruments

The Company's financial instruments consist of cash, term deposits, receivables, payables and advances. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

15. Environmental risks

Wesdome is committed to a program of environmental protection at its exploration sites. Management believes that it was in compliance with government regulations in 2004. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Kiena mine and mill are estimated to be about $1.0 million. The Company has provided $0.7 million letters of credit to be held against these future environmental obligations.

16. Supplemental cash flow information

	2004	2003
Net changes in non-cash working capital		
Operating activities		
Receivables	$ (38,154)	$ 8,762
Payables and accruals	(60,341)	29,938
	$ (98,495)	$ 38,700
Financing activities		
Receivables	$ 1,574,000	$ (1,700,000)
Payables and accruals	(173,500)	173,500
	$ 1,400,500	$ (1,526,500)
Investing activities		
Receivables	$ (1,869,835)	$ -
Payables and accruals	2,289,388	170,846
	$ 419,553	$ 170,846
Cash and cash equivalents consist of:		
Cash	$ 6,787,440	$ 206,344
Term deposits (interest rate of 2.25% (2003: 1.95%))	14,482	7,000,000
	$ 6,801,922	$ 7,206,344
Non-cash transactions:		
Asset retirement cost and obligation	$ 304,000	$ -
Amortization of exploration and mining equipment capitalized to exploration properties	$ 321,014	$ -
Reduction in capital stock values resulting from tax benefits on renounced flow-through expenditures	$ 1,770,000	$ -
Common shares issued to Western Québec for exploration properties	$ -	$ 7,315,000

17. Comparative figures

Certain comparative figures have been reclassified, where necessary, to conform with the current year's presentation.

18. Indemnities

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Exhibit 5

WESDOME GOLD MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2004

The following discussion and analysis of the operations, results, and financial position of Wesdome Gold Mines Inc. (the "Company") for the year ended December 31, 2004 should be read in conjunction with the December 31, 2004 audited financial statements and their related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The effective date of this report is March 29, 2005.

All amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Except for historical information, this Management's Discussion and Analysis ("MD&A") may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied in such forward looking statements.

BUSINESS OVERVIEW

Wesdome Gold Mines Inc. was created in 1999 by consolidating certain property interests of Western Québec Mines Inc. ("Western Québec") and Dynacor Mines Inc. in the Val d'Or mining camp. In December 2003, the Company acquired the Kiena Mine Complex, the Shawkey and McKenzie Break properties from Western Québec and in 2004 purchased various underlying royalties on the Kiena Mine Complex from McWatters Mining Inc. The resulting land position includes mining and milling infrastructure and several promising zones of gold mineralization which may be explored and developed from existing infrastructure.

The Company's vision is to commence commercial gold production as soon as possible and pursue a strategy of growth through continued exploration and development of known resources within reach of the Kiena Mine Complex. The Company believes the gold market will continue to improve appreciably and its short and longterm vision is to provide investors exposure to a growing production profile in a strengthening gold market. The Company has extensive in-house experience in mining and mine financing. It has enviable capabilities to raise capital and build gold mines.

The Company is a 45% owned affiliate of Western Québec Mines Inc.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Interest income	**$ 91,785**	$ 470	$ 634
Net loss	**771,851**	115,331	99,169
Loss per common share	**0.02**	0.01	0.01
Total assets (in thousands)	**43,379**	31,496	12,304
Shareholders' equity (in thousands)	**38,700**	30,971	12,153

ANALYSIS OF EXPLORATION PROPERTIES

(in thousands)	The Wesdome Group	McKenzie Break	Total
Balance, Dec 31, 2003	**$ 19,344**	**$ 2,239**	**$ 21,583**
Additions to property	1,955	-	1,955
Developing & stoping	1,921	-	1,921
Labour	1,658	-	1,658
Operations	1,331	2	1,333
Drifting	959	-	959
Underground services	719	-	719
Asset retirement costs	304	-	304
Diamond drilling	228	272	500
Depreciation – mining equipment	321	-	321
Surface equipment	239	4	243
Surface buildings	190	36	226
Access road – construction	-	142	142
Roads	92	21	113
Engineering & design	115	-	115
Project supervision	166	46	212
Shaft	95	-	95
Environmental	68	-	68
Advance royalty payments	-	30	30
Mining duties refund and tax credits	(1,295)	(50)	(1,345)
Miscellaneous	27	27	54
Administration fees	586	41	627
Balance, Dec 31, 2004	**$ 29,023**	**$ 2,810**	**$ 31,833**

ANALYSIS OF CORPORATE AND GENERAL EXPENSES

Year ended December 31	2004	2003
Stock transfer fees	**$ 36,058**	$ 14,811
Audit fees	**28,100**	25,000
Shareholders' information	**55,996**	20,143
Insurance	**13,250**	5,192
Filing fees	**9,041**	13,470
Office	**148,815**	-
Stock exchange fees	**3,150**	3,600
Legal fees	**39,623**	1,448
Directors fees	**16,400**	2,600
Miscellaneous	**21,539**	1,814
	$ 371,972	$ 88,078

As a result of the re-activation and the increased activity on the properties of Wesdome, corporate and general expenses have increased from $88,078 for fiscal 2003 to $371,972 for 2004.

SUMMARY OF QUARTERLY RESULTS

	2004			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenue	$ 23,648	$ 12,852	$ 23,176	$ 32,109
Net loss	343,259	124,104	166,470	138,018
Loss per share – basic and diluted	0.02	0.00	0.00	0.00
Total assets (in thousands)	43,379	34,860	34,265	31,959
Shareholders' Equity (in thousands)	38,700	32,514	32,601	30,863
	2003			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenue	$ 367	$ 20	$ 23	$ 60
Net loss	57,834	21,011	13,863	22,623
Loss per share – basic and diluted	0.01	0.00	0.00	0.00
Total assets (in thousands)	31,496	12,340	12,337	12,312
Shareholders' Equity (in thousands)	30,971	12,095	12,116	12,130

RESULTS OF OPERATIONS

In the fourth quarter of 2004, the Company recorded a net loss of $343,259 or $0.02 per share compared to a net loss of $57,834 or $0.01 per share in the fourth quarter of 2003. For fiscal 2004, the Company recorded a net loss of $771,851 compared to a net loss of $115,331 for 2003. As a result of the increased activity on the properties of Wesdome, corporate and general expenses have increased from $88,078 for fiscal 2003 to $371,972 for 2004. For the fourth quarter of 2004, corporate and general expenses were $25,320 compared to $31,201 in 2003. The Company has adopted the recognition of compensation expense for grants of stock options based on the estimated fair value at the grant date prospectively for new stock-based compensation awards. The result was an expense of $348,139 for the fourth quarter of 2004 and $453,216 for fiscal 2004.

Work in 2004 proceeded on several fronts. In the first quarter, the Company assembled an experienced operating team and rehabilitated the Kiena shaft and underground services and equipment. In the second quarter, drifting commenced on two headings; north towards Wesdome and east towards Shawkey. Definition drilling and preproduction development in the VC zone area commenced in the fourth quarter. At McKenzie Break an access road was established and infill drilling was conducted. As development advances we will be in a position to drill several priority targets from the Kiena workings.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, current assets were $8.8 million compared to $8.9 million at year-end 2003. Current liabilities increased to $2.6 million compared to $0.5 million at year-end 2003 due to the fact that during 2004 the Company increased its activities on the properties. The current liabilities at year-end 2004 included $2.2 million relating to exploration expenditures compared to $0.2 million at year-end 2003. Working capital declined from $8.4 million at year-end 2003 to $6.3 million at year-end 2004 due to the timing in the raising of capital and the incurrence of the exploration expenditures. In the fourth quarter of 2003, the Company raised over $11.0 million of capital versus $8.0 million of capital in the fourth quarter of 2004. During the first quarter of 2004, the Company was required to provide letters of guarantee in the amount of $671,215 in respect of the future closure costs of the Kiena mine complex. Effective January 1, 2004, Wesdome adopted the CICA "Asset Retirement Obligations" requirements. (See the Audited Consolidated Financial Statements – Note 3. Reclamation obligation)

During fiscal 2004, the Company:

- sold on a private placement basis 1,110,000 units at a price of $1.70 per unit for gross proceeds of $1,887,000. Each unit consisted of one common share and one common share purchase warrant with each warrant entitling the holder to purchase one common share at a price of $2.20 per share until April 23, 2005.

- sold on a private placement basis 800,000 units at a price of $1.50 per unit for gross proceeds of $1,200,000. Each unit consisted of one flow-through common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.70 per share until November 25, 2005. The 400,000 warrants were outstanding at December 31, 2004.

- sold on a private placement basis 200,000 flow-through common shares at a price of $1.50 per flow-through share for gross proceeds of $300,000.

- received gross proceeds of $6,529,831 from the exercise of warrants.

In 2004, the Company re-purchased from McWatters Mining Inc. ("MMI") all of the royalty and production entitlements for cash consideration of $2.2 million and the payment of approximately $725,000 for certain obligations of MMI. In addition to these payments, the Company spent approximately $9.0 million on its properties and for capital assets.

TRANSACTIONS WITH RELATED PARTIES

Under the terms of management agreements, Western Québec, as manager, provides technical and administrative support and carries out annual exploration programs on Wesdome's exploration properties for an indefinite term. Western Québec is entitled to an administrative fee, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and preproduction phase and 2.5% after commencement of commercial production. Administrative fees charged in 2004 and 2003 amounted to $722,261 and $6,554, respectively, all of which were charged to exploration properties and capital assets. Payables and accruals at December 31, 2004, included $396,146 (2003: $222,165) due to Western Québec.

Payables and accruals at December 31, 2004, include $169,861 (2003: $nil) due to River Gold Mines Ltd. ("River Gold") for the purchase of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at market value. The Company is related to River Gold through common management.

RESERVES AND RESOURCES

Various resource estimates have been made by previous operators on Wesdome's properties. Recent regulation National Instrument 43-101, Standards of Disclosure for Mineral Projects, requires strict guidelines on reporting mineral reserve/resource estimates. With this in mind, management has engaged independent consulting group Geologica Inc. to generate a 43-101 report to provide comprehensive disclosure elements. This work is in progress and we expect results to be filed via SEDAR near the end of the first quarter or in the second quarter of 2005. Management has reviewed and compiled historic estimates and believes the following estimates to be compliant or relevant due to the quality of work, quantity of data available and experience of the authors.

Kiena:

Measured Resources	1,035,000 tonnes at 4.13 gAu/tonne
Indicated Resources	1,975,000 tonnes at 4.31 gAu/tonne
Total	3,010,000 tonnes at 4.25 gAu/tonne

Estimated by the geology department at the Kiena mine in 2003 under the supervision of J. Lafleur, P.Geo. and Qualified Person, employing a $300US/oz gold price, a 26 gAu/tonne cutting factor and a block modeling program employing inverse squared distance grade interpolation. Measured resources are drilled at 15 metre centres and indicated resources are drilled at 30 metre centres.

Wesdome A Zone:

Indicated Resources	145,000 tonnes at 5.4 gAu/tonne
Inferred Resources	615,000 tonnes at 5.1 gAu/tonne
Total	760,000 tonnes at 5.2 gAu/tonne

Estimated by independent "Qualified Person" Daniel Gaudreault, P Eng of consulting group Géologica-Conseil Inc. Based on a cut-off grade of 3.5 gAu/tonne.

McKenzie Break No. 4 Zone:

Indicated Resources	186,000 tonnes at 10 gAu/tonne

Estimated by independent consultant and "Qualified Person" George Mannard, P Geo. employing a cut-off grade of 3.0 gAu/tonne and a minimum width of 1.83 metres. Resources lie above a depth of 120 m and have been drilled at 30 m centres.

CRITICAL ACCOUNTING ESTIMATES

The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in 2004.

The Company estimates its future closure costs for the Kiena mine and mill to be about $1.0 million. The Company has provided $0.7 million letters of credit to be held against these environmental obligations. In the first quarter of 2004, the Company recorded $304,000 as a retirement asset and a respective increase in site reclamation obligations and at year-end the obligations were $328,000.

Significant estimates and assumptions include also those related to the estimated useful lives of capital assets and the variables used in the determination of stock compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

ENVIRONMENT

Wesdome is committed to a program of environmental protection at their exploration sites. The Company was in compliance with government regulations in 2004. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Kiena mine, mill and tailings pond to be about $1.0 million. The Company has provided $0.7 million letters of credit to be held against these future environmental obligations.

RISKS AND UNCERTAINTIES

The profitability of Wesdome is affected by business risks including the gold price and foreign exchange rates. Since gold is quoted in U.S. dollars and operating costs are in Canadian dollars, changes in the U.S. – Cdn. currency rates will have an impact on future earnings.

The Company's development and exploration projects are affected by various laws and regulations, including those which cover environmental, health and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Company to maintain safe working conditions at all of its work sites, comply with health and safety legislation, maintain equipment and premises in safe condition and ensure that all employees are trained and comply with safety procedures.

SUMMARY OF SHARES ISSUED

As of March 29, 2005, the Company's share information is as follows:

Common shares issued	42,933,782
Common share purchase options	1,430,000
Common share purchase warrants	1,510,000

ANNUAL INFORMATION FORM

The Company's current and previous years' Annual Information Forms (AIF) and other corporate information can be found on our web site www.wesdomegoldmines.com and on Sedar www.sedar.com .

OUTLOOK

Wesdome has rapidly advanced a promising exploration and development program in a proven mining camp. The combination of existing infrastructure, experienced personnel and geological potential are giving us more and more confidence that we can build a mid-size, long life mine. In fact, recent drilling results in the VC zone and continued encouragement through the compilation of existing potential suggest we will be in position to announce a production decision and plans to finance preproduction by mid-year 2005. Underlying strength in the gold market and widespread optimism of continued strength will make this job easier.

Exhibit 6

Wesdome Gold Mines Inc.
Consolidated Balance Sheets
(Unaudited)

	Sept 30 2005	Dec 31 2004
Assets		
Current		
Cash	$ 2,545,395	$ 6,787,440
Term deposits	23,298	14,482
Receivables (Note 3)	1,444,197	2,040,635
	4,012,890	8,842,557
Funds held against letters of guarantee (Note 5)	671,215	671,215
Capital assets (Note 4)	1,624,499	2,032,249
Exploration properties (Note 5)	40,651,334	31,832,767
	$ 46,959,938	$ 43,378,788
Liabilities		
Current		
Payables and accruals	$ 2,568,557	$ 2,580,602
Reclamation obligation	347,500	328,000
Future income taxes	1,770,000	1,770,000
	4,686,057	4,678,602
Shareholders' Equity		
Capital stock (Note 6)	43,833,309	39,652,023
Contributed surplus (Note 9)	754,627	538,538
Deficit	(2,314,055)	(1,490,375)
	42,273,881	38,700,186
	$ 46,959,938	$ 43,378,788

The external auditors have not reviewed these interim consolidated financial statements.

Wesdome Gold Mines Inc.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Nine Months Ended Sept 30 2005	Nine Months Ended Sept 30 2004	Three Months Ended Sept 30 2005	Three Months Ended Sept 30 2004
Interest Income	$ 61,593	$ 68,137	$ 10,228	$ 12,852
Expenses				
Corporate and general	639,784	346,652	206,836	84,455
Stock compensation expense	216,089	105,077	61,305	37,501
Amortization of office equipment	9,900	-	3,300	-
Accretion of reclamation obligation	19,500	18,000	6,500	6,000
Large corporation tax	-	27,000	-	9,000
	885,273	496,729	277,941	136,956
Net loss	(823,680)	(428,592)	(267,713)	(124,104)
Deficit, beginning of period	(1,490,375)	(718,524)	(2,046,342)	(1,023,012)
Deficit, end of period	$ (2,314,055)	$ (1,147,116)	$ (2,314,055)	$ (1,147,116)
Loss per common share (Note 11)				
Basic and diluted	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.00)

The external auditors have not reviewed these interim consolidated financial statements.

Wesdome Gold Mines Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended Sept 30 2005	Nine Months Ended Sept 30 2004	Three Months Ended Sept 30 2005	Three Months Ended Sept 30 2004
Increase (decrease) in cash and cash equivalents				
Operating activities				
Net loss	$ **(823,680)**	$ (428,592)	$ **(267,713)**	$ (124,104)
Amortization of office equipment	**9,900**	-	**3,300**	-
Accretion of reclamation obligation	**19,500**	18,000	**6,500**	6,000
Stock compensation expense	**216,089**	105,077	**61,305**	37,501
	(578,191)	(305,515)	**(196,608)**	(80,603)
Net changes in non-cash working capital (Note 15)	**(43,845)**	(41,774)	**(1,150)**	37,269
	(622,036)	(347,289)	**(197,758)**	(43,334)
Financing activities				
Common shares issued	**4,181,286**	1,866,961	**4,181,286**	-
Net changes in non-cash working capital (Note 15)	**126,000**	1,526,500	**-**	-
	4,307,286	3,393,461	**4,181,286**	-
Investing activities				
Exploration properties	**(8,616,067)**	(8,546,761)	**(3,639,995)**	(3,325,589)
Capital assets	**(125,400)**	-	**(66,128)**	-
Proceeds on disposal of capital assets	**320,750**	-	**-**	-
Funds held against letters of guarantee	**-**	(671,215)	**-**	-
Net changes in non-cash working capital (Note 15)	**502,238**	1,134,551	**794,560**	505,681
	(7,918,479)	(8,083,425)	**(2,911,563)**	(2,819,908)
Increase (decrease) in cash and cash equivalents	**(4,233,229)**	(5,037,253)	**1,071,965**	(2,863,242)
Cash and cash equivalents, beginning of period	**6,801,922**	7,206,344	**1,496,728**	5,032,333
Cash and cash equivalents, end of period	**$2,568,693**	$2,169,091	**$2,568,693**	$2,169,091

The external auditors have not reviewed these interim consolidated financial statements.

1. The Company and nature of operations

Wesdome Gold Mines Inc. (the "Company") is a publicly traded company, continued under Part 1A of the Companies Act (Québec) and its common shares are listed on the TSX Venture Exchange. On September 30, 2005 and December 31, 2004, 42% and 45%, respectively, of the Company's common shares were owned by Western Québec Mines Inc. ("WQM"), a publicly traded company listed on The Toronto Stock Exchange.

The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

2. Significant accounting policies

These interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended December 31, 2004.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Wesdome Resources Limited.

3. Receivables

	Sept 30 2005	Dec 31 2004
Mining duties refund and tax credits	$ 370,000	$ 1,320,000
Goods and services tax	458,255	287,297
Large corporation tax refund	30,706	30,706
Deposits	190,000	90,000
Prepaids	169,659	14,094
Other	225,577	-
Receivable from issue of common shares	-	126,000
Receivable from sale of equipment	-	172,538
	$ 1,444,197	$ 2,040,635

4. Capital assets

	Sept 30 2005	Dec 31 2004
Cost		
Exploration and mining equipment	$ 997,077	$ 1,215,051
Office equipment	77,660	77,660
Mill	1,097,624	1,075,000
	2,172,361	2,367,711
Accumulated amortization		
Exploration and mining equipment	523,514	321,014
Office equipment	24,348	14,448
Mill	-	-
	547,862	335,462
Net book value		
Exploration and mining equipment	473,563	894,037
Office equipment	53,312	63,212
Mill	1,097,624	1,075,000
	$ 1,624,499	$ 2,032,249

5. Exploration properties

	The Wesdome Group	McKenzie Break	Total
Balance, December 31, 2003	$ 19,344,413	$ 2,238,562	$ 21,582,975
Cost of property	1,954,985	-	1,954,985
Exploration expenditures	8,393,084	591,612	8,984,696
Asset retirement cost	304,000	-	304,000
Amortization of exploration and mining equipment	321,014	-	321,014
Mining duties refund and tax credits	(1,294,903)	(50,000)	(1,344,903)
Advance royalty payments	-	30,000	30,000
Balance, December 31, 2004	29,022,593	2,810,174	31,832,767
Exploration expenditures	8,724,085	70,053	8,794,138
Amortization of exploration and mining equipment	202,500	-	202,500
Mining duties refund and tax credits	(195,600)	(12,471)	(208,071)
Advance royalty payments	-	30,000	30,000
Balance, September 30, 2005	$ 37,753,578	$ 2,897,756	$ 40,651,334

5. Exploration properties (continued)

THE WESDOME GROUP PROPERTIES

The Wesdome Group Properties include the Kiena Mine Complex, Wesdome, Shawkey, Siscoe and Siscoe-Extension, Lamothe, Lamothe-Extension, Yankee Clipper and Callahan properties. These properties are contiguous and are integrated into the Company's long term strategy of progressive exploration and development from a central infrastructure.

Kiena Mine Complex

The Kiena Mine Complex consists of the Kiena Mine concession, Kiena Mill, other mining assets and 165 mining claims in the Township of Dubuisson, Québec.

In December 2003, the Company acquired from Western Québec its right to purchase the Kiena Mine Complex from McWatters Mining Inc. ("MMI"). The value ascribed to Western Québec's right to acquire the Kiena Mine Complex was $385,000 and the Company issued to Western Québec 350,000 shares at $1.10 per share. Under the terms of the agreement with MMI, the Company paid the remaining $2,800,000 to MMI. The Company also agreed to pay to MMI a 4% net smelter returns royalty ("NSR") in respect of ore processed at the Kiena Mill from certain defined resources within the Kiena complex properties and a 2% NSR in respect of other ore processed at the Kiena Mill from the Kiena complex properties. In addition, the Company agreed to make a cash payment of $1,000,000 in the event that the Kiena Mill resumes commercial production and to make production payments of $1.50 per tonne on the first 5 million tonnes of ore processed at the Kiena Mill and $1.00 per tonne thereafter.

In 2004, the Company re-purchased from MMI all of the royalty and production entitlements for cash consideration of $2.2 million and the payment of approximately $725,000 for certain obligations of MMI.

The Kiena Mine tailings dam is subject to a mine closure plan as approved by the Québec Ministry of Natural Resources. In January 2004, the Company posted the required 70% standby letter of credit of $671,215.

Wesdome property

The Company has a 100% interest in this property which consists of 51 claims totalling 2,003 acres and is located under de Montigny Lake in Vassan and Dubuisson Townships, Québec and is contiguous to the Kiena Mine Complex.

The property is subject to a 1% net smelter royalty.

Shawkey properties

The Shawkey and the Shawkey South properties, which are contiguous to the Kiena Mine Complex, consist of four mining concessions and three mining claims, respectively, in Dubuisson Township, Québec.

5. Exploration properties (continued)

Siscoe and Siscoe-Extension properties

The Siscoe property is located in Dubuisson and Vassan Townships, Québec and consists of two mining concessions. The Siscoe-Extension property is located within the mining camp of Val d'Or, Québec and consists of 13 contiguous claims. These properties are contiguous to the Kiena Mine Complex.

The Company owns a 100% interest in the Siscoe property and a 75% interest in the Siscoe-Extension property. The original vendor of these properties retains a 3% net smelter return royalty of which 1% can be purchased for $500,000.

Other properties

Other properties consist of interests in the Lamothe, Lamothe-Extension, Yankee Clipper and Callahan properties. These properties are contiguous to the Wesdome property.

The Lamothe and Callahan properties are subject to a 1% net smelter royalty and eight of the ten claims comprising the Yankee Clipper property are subject to a 2% net profits royalty.

MCKENZIE BREAK PROPERTY

The McKenzie Break property consists of ten mining claims in the Townships of Fiedmont and Courville, Québec.

6. Capital stock

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Issued:		
Balance, December 31, 2003	36,159,617	$ 31,604,112
Common shares, net of costs of $40,944	1,110,000	1,846,056
Exercise of warrants, net of costs of $24,041	4,664,165	6,505,790
Flow-through shares, net of costs of $33,935	1,000,000	1,466,065
Tax benefits on renounced flow-through expenditures	-	(1,770,000)
Balance, December 31, 2004	42,933,782	$ 39,652,023
Flow-through shares, net of costs of $502,014	3,122,200	4,181,286
Balance, September 30, 2005	46,055,982	$ 43,833,309

7. Stock option plan

The Company has a stock option plan (the "Plan") under which the directors of the Company can grant options to acquire common shares of the Company to qualified directors, officers and employees of, and consultants providing on-going services to the Company or any subsidiary of the Company. The maximum aggregate number of common shares under option at any time pursuant to the Plan is set at 4,000,000 of which 2,570,000 are available to be issued.

The following table reflects the continuity for the three months ended September 30, 2005 and 2004 of options granted under the plan.

	Shares		Weighted Average Exercise Price	
	2005	2004	**2005**	2004
Outstanding, beginning of period	**1,430,000**	1,070,000	**$ 1.40**	$ 1.42
Granted	-	100,000	**$ -**	$ 1.20
Exercised	-	-	**$ -**	$ -
Expired	-	-	**$ -**	$ -
Outstanding, end of period	**1,430,000**	1,170,000	**$ 1.40**	$ 1.40

During the third quarter of 2005 and 2004, NIL and 100,000 options, respectively, were granted to acquire shares of the Company. Options granted vest over a four year period and expire five years from the date of grant.

The following information applies to options outstanding and exercisable at September 30, 2005.

Exercise Prices	Number Outstanding	Remaining Contractual Life	Number Exercisable
$1.20	100,000	4.00 years	40,000
$1.30	820,000	3.25 years	328,000
$1.40	50,000	4.25 years	10,000
$1.40	210,000	4.50 years	42,000
$1.80	250,000	3.25 years	100,000
	1,430,000		520,000

The estimated fair value of the options is expensed over the vesting period. For the nine month period ended September 30, 2005, and 2004, the fair value compensation and contributed surplus relating to stock options was $216,089 and $105,077 respectively.

8. Warrants

The following table reflects the continuity of warrants for the three months ended September 30, 2005.

		Number of common shares				
Expiry Date	Exercise Price	Opening Balance	Issued	Exercised	Expired	Closing Balance
November 25, 2005	$1.70	400,000	-	-	-	400,000
August 10, 2006	$1.70	-	1,561,100	-	-	1,561,100
August 10, 2006	$1.50	-	202,943	-	-	202,943
		400,000	1,764,043	-	-	2,164,043

On August 10, 2005, the Company completed a private placement for the sale of 3,122,200 Units at a price of $1.50 for aggregate gross proceeds of $4,683,300. Each Unit consists of one flow-through common share and one-half of one common share purchase warrant (each whole warrant, a "Warrant") with each Warrant entitling the holder to purchase one non-flow-through common share (a "Common Share") upon payment of $1.70 per Common Share at any time until August 10, 2006. The net proceeds are being used for exploration and drilling purposes at the Company's properties.

In connection with the flow-through private placements, Wesdome issued broker warrants to purchase 202,943 non flow-through common shares at a price of $1.50 per share at any time until August 10, 2006.

No value has been assigned to the warrants or broker warrants issued. Measurement will be addressed at year end.

The following table reflects the continuity of warrants for the year ended December 31, 2004.

		Number of common shares				
Expiry Date	Exercise Price	Opening Balance	Issued	Exercised	Expired	Closing Balance
December 29, 2004	$1.40	3,500,000	-	(3,175,000)	(325,000)	-
December 30, 2004	$1.40	1,751,667	-	(1,489,165)	(262,502)	-
December 30, 2004	$1.40	175,166	-	-	(175,166)	-
April 23, 2005	$2.20	-	1,110,000	-	-	1,110,000
November 25, 2005	$1.70	-	400,000	-	-	400,000
		5,426,833	1,510,000	(4,664,165)	(762,668)	1,510,000

9. Contributed surplus

	Stock based compensation	Valuation of expired warrants	Total
Balance, December 31, 2002 and 2003	$ -	$ 85,322	$ 85,322
Stock based compensation	453,216	-	453,216
Balance, December 31, 2004	453,216	85,322	538,538
Stock based compensation	216,089	-	216,089
Balance, September 30, 2005	$ 669,305	$ 85,322	$ 754,627

10. Flow-through shares

During the third quarter of 2005, under the terms of flow-through agreements, the Company issued 3,122,200 flow-through shares and are required to spend $4,683,300 on qualifying exploration expenditures prior to December 31, 2006. As at September 30, 2005, the Company has spent $1,700,000.

During 2004, under the terms of flow-through agreements, the Company issued 1,000,000 flow-through shares and was required to spend $1,500,000 on qualifying exploration expenditures prior to December 31, 2005. As at September 30, 2005, the required amount has been spent.

11 Loss per common share

The basic and diluted loss per common share is based on a weighted average number of shares outstanding of 44,664,567 for the three months ended September 30, 2005 and 38,379,617 for 2004. The weighted average number of common shares outstanding for the first nine months ended September 30, 2005 and 2004 was 43,517,050 and 36,779,435, respectively. The effect of common share purchase options and warrants on the net loss in 2005 and 2004 is not reflected as to do so would be anti-dilutive.

12. Related party information

Under the terms of the management agreement which expired May 31, 2005, WQM, as manager, provided technical and administrative support and carried out annual exploration programs on the Company's exploration properties. WQM was entitled to an administrative fee, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and preproduction phase and 2.5% after commencement of commercial production. Administrative fees charged to September 30, 2005 and 2004 amounted to $333,293 and $427,530, respectively, all of which were charged to exploration expenditures.

Since June 1, 2005, WQM charged the Company $83,465 for professional services which was charged to corporate and general expense. These transactions were in the normal course of operations and were measured at the exchange amounts.

Payables and accruals at September 30, 2005 and December 31, 2004, include $473,776 and $396,146, respectively, due to WQM.

Payables and accruals at September 30, 2005, include $32,381 due to River Gold Mines Ltd. ("River Gold") for reimbursement of expenses and at December 31, 2004, include $169,861 for the purchase of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at market value. The Company is related to River Gold through common management.

13. Financial instruments

The Company's financial instruments consist of cash, term deposits, receivables and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

14. Environmental risks

Wesdome is committed to a program of environmental protection at its exploration sites. Management believes that it was in compliance with government regulations in 2005. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Kiena mine and mill are estimated to be about $1.0 million. The Company has provided $0.7 million letters of credit to be held against these future environmental obligations.

15. Supplemental cash flow information

	Nine Months Ended Sept 30 2005	Nine Months Ended Sept 30 2004	Three Months Ended Sept 30 2005	Three Months Ended Sept 30 2004
Net changes in non-cash working capital				
Operating activities				
Receivables	$ (86,811)	$ (6,937)	$ -	$ 5,558
Payables and accruals	42,966	(34,837)	(1,150)	31,711
	$ (43,845)	$ (41,774)	$ (1,150)	$ 37,269
Financing activities				
Receivables	$ 126,000	$ 1,700,000	$ -	$ -
Payables and accruals	-	(173,500)	-	-
	$ 126,000	$ 1,526,500	$ -	$ -
Investing activities				
Receivables	$ 557,249	$ (572,869)	$ 133,227	$ (139,062)
Payables and accruals	(55,011)	1,707,420	661,333	644,743
	$ 502,238	$ 1,134,551	$ 794,560	$ 505,681
Cash and cash equivalents consist of:				
Cash	$ 2,545,395	$ 2,169,091	$ 2,545,395	$ 2,169,091
Term deposits	23,298	-	23,298	-
	$ 2,568,693	$ 2,169,091	$ 2,568,693	$ 2,169,091
Non-cash transactions:				
Asset retirement cost and obligation	$ -	$ 304,000	$ -	$ -
Amortization of exploration and mining equipment capitalized to exploration properties	$ 202,500	$ -	$ 67,500	$ -

16. Comparative figures

Certain comparative figures have been reclassified, where necessary, to conform with the current year's presentation.

17. Indemnities

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Exhibit 7

WESDOME GOLD MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Report
September 30, 2005

The following discussion and analysis of the operations, results, and financial position of Wesdome Gold Mines Inc. (the "Company") for the third quarter of 2005 should be read in conjunction with the December 31, 2004 audited financial statements and their related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The effective date of this report is November 15, 2005.

All amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Except for historical information, this Management's Discussion and Analysis ("MD&A") may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied in such forward looking statements.

BUSINESS OVERVIEW

Wesdome Gold Mines Inc. was created in 1999 by consolidating certain property interests of Western Québec Mines Inc. ("Western Québec" or "WQM") and Dynacor Mines Inc. in the Val d'Or mining camp. In December 2003, the Company acquired the Kiena Mine Complex, the Shawkey and McKenzie Break properties from Western Québec and in 2004 purchased various underlying royalties on the Kiena Mine Complex from McWatters Mining Inc. The resulting land position includes mining and milling infrastructure and several promising zones of gold mineralization which may be explored and developed from existing infrastructure.

The Company's vision is to commence commercial gold production as soon as possible and pursue a strategy of growth through continued exploration and development of known resources within reach of the Kiena Mine Complex. The Company believes the gold market will continue to improve appreciably and its short and longterm vision is to provide investors exposure to a growing production profile in a strengthening gold market. The Company has extensive in-house experience in mining and mine financing. It has enviable capabilities to raise capital and build gold mines.

As at August 10, 2005, the Company is a 42% owned affiliate of Western Québec (previously was a 45% owned).

SUMMARY OF QUARTERLY RESULTS

	2005			2004
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenue	$10,228	$25,332	$ 26,033	$ 23,648
Net loss	267,713	309,150	246,817	343,259
Loss per share – basic and diluted	0.01	0.01	0.00	0.02
Total assets (in thousands)	46,960	42,318	43,009	43,379
Shareholders' Equity (in thousands)	42,274	38,299	38,559	38,700
	2004			2003
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenue	$ 12,852	$ 23,176	$ 32,109	$ 367
Net loss	124,104	166,470	138,018	57,834
Loss per share – basic and diluted	0.00	0.00	0.00	0.01
Total assets (in thousands)	34,860	34,265	31,959	31,496
Shareholders' Equity (in thousands)	32,514	32,601	30,863	30,971

ANALYSIS OF EXPLORATION PROPERTIES

(in thousands)	Kiena	Wesdome	Shawkey	Siscoe	The Wesdome Group	MacKenzie Break	Total
Balance, Dec 31, 2004	$11,857	$10,179	$ 4,817	$ 2,170	**$29,023**	$ 2,810	**$31,833**
Additions to property	-	-	76	-	**76**	-	**76**
Developing & stoping	1,167	-	-	-	**1,167**	-	**1,167**
Drifting	2,153	-	-	-	**2,153**	-	**2,153**
Underground services	470	-	-	-	**470**	-	**470**
Underground equipment	77	-	-	-	**77**	-	**77**
Technical services	1,152	-	-	-	**1,152**	-	**1,152**
Diamond drilling	1,006	-	-	21	**1,027**	45	**1,072**
Surface equipment	192	-	-	-	**192**	1	**193**
Maintenance	317	-	-	-	**317**	-	**317**
Surface buildings	53	-	-	1	**54**	19	**73**
Utilities	528	-	-	-	**528**	-	**528**
Shaft	475	-	-	-	**475**	-	**475**
Environmental	161	-	-	-	**161**	-	**161**
Project supervision	546	-	-	-	**546**	-	**546**
Depreciation – mining equip.	203	-	-	-	**203**	-	**203**
Advance royalty payments	-	-	-	-	**-**	30	**30**
Mining duties credits	(196)	-	-	-	**(196)**	(12)	**(208)**
Administration fees	326	-	-	2	**328**	5	**333**
Balance, Sept 30, 2005	$20,487	$10,179	$ 4,893	$ 2,194	**$37,753**	$ 2,898	**$40,651**

ANALYSIS OF CORPORATE AND GENERAL EXPENSES

Nine months ended September 30	2005	2004
Stock transfer fees	**$ 13,866**	$ 32,407
Information technology	**42,752**	-
Shareholders' information	**22,002**	20,273
Promotion	**67,842**	18,200
Insurance	**14,050**	7,861
Filing fees	**14,156**	49,083
Office	**206,941**	87,542
Stock exchange fees	**6,950**	3,150
Professional fees	**167,375**	87,353
Directors' fees	**-**	15,000
Miscellaneous	**83,850**	25,783
	$ 639,784	$ 346,652

RESULTS OF OPERATIONS

In the third quarter of 2005, the Company recorded a net loss of $267,713 or $0.01 per share compared to a net loss of $124,104 or $0.00 per share in 2004. For the first nine months, the Company recorded a net loss of $823,680 compared to a net loss of $428,592 for 2004.

At Wesdome's Kiena project, underground exploration and development work proceeded with the purpose of delineating known zones and providing development required for future production. Drilling drifts which will provide the dual purpose of future haulage ways were established to be in position to drill the VC, 388 and North zones. The drift to the Shawkey property is three-quarters complete but is currently on hold as development and exploration of known zones proceeds. A bulk sampling program is currently underway.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2005 current assets were $4.0 million compared to $8.8 million at year-end 2004. Current liabilities were $2.6 million at September 30, 2005 and at year-end 2004. Working capital declined from $6.2 million at year-end 2004 to $1.4 million at September 30, 2005. During the nine months ended September 30, 2005, the Company spent approximately $8.6 million on exploration expenditures funded from working capital and proceeds from a capital stock issue.

On August 10, 2005, the Company completed a private placement for the sale of 3,122,200 Units at a price of $1.50 for aggregate gross proceeds of $4,683,300. Each Unit consists of one flow through common share and one-half of one common share purchase warrant (each whole warrant, a "Warrant") with each Warrant entitling the holder to purchase one non-flow through common share (a "Common Share") upon payment of $1.70 per Common Share at any time until August 10, 2006. The net proceeds are being used for exploration and drilling purposes at the Company's properties.

TRANSACTIONS WITH RELATED PARTIES

Under the terms of the management agreement which expired May 31, 2005, WQM, as manager, provided technical and administrative support and carried out annual exploration programs on the Company's exploration properties. WQM was entitled to an administrative fee, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and preproduction phase and 2.5% after commencement of commercial production. Administrative fees charged to September 30, 2005 and 2004 amounted to $333,293 and $427,530, respectively, all of which were charged to exploration expenditures.

Since June 1, 2005, WQM charged the Company $83,465 for professional services which was charged to corporate and general expense. These transactions were in the normal course of operations and were measured at the exchange amounts.

Payables and accruals at September 30, 2005 and December 31, 2004, include $473,776 and $396,146, respectively, due to WQM.

Payables and accruals at September 30, 2005, include $32,381 due to River Gold Mines Ltd. ("River Gold") for reimbursement of expenses and at December 31, 2004, include $169,861 for the purchase of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at market value. The Company is related to River Gold through common management.

CRITICAL ACCOUNTING ESTIMATES

The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in 2005.

The Company estimates its future closure costs for the Kiena mine and mill to be about $1.0 million. The Company has provided $0.7 million letters of credit to be held against these future environmental obligations. In the first quarter of 2004, the Company recorded $304,000 as a retirement asset and a respective increase in site reclamation obligations and at September 30, 2005 the obligations were $347,500.

Significant estimates and assumptions include also those related to the estimated useful lives of capital assets and the variables used in the determination of stock compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

ENVIRONMENT

Wesdome is committed to a program of environmental protection at their exploration sites. The Company was in compliance with government regulations in 2005. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Kiena mine, mill and tailings pond to be about $1.0 million. The Company has provided $0.7 million letters of credit to be held against these future environmental obligations.

RISKS AND UNCERTAINTIES

The profitability of Wesdome is affected by business risks including the gold price and foreign exchange rates. Since gold is quoted in U.S. dollars and operating costs are in Canadian dollars, changes in the U.S. – Cdn. currency rates will have an impact on future earnings.

The Company's development and exploration projects are affected by various laws and regulations, including those which cover environmental, health and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Company to maintain safe working conditions at all of its work sites, comply with health and safety legislation, maintain equipment and premises in safe condition and ensure that all employees are trained and comply with safety procedures.

SUMMARY OF SHARES ISSUED

As of November 15, 2005, the Company's share information is as follows:

Common shares issued	46,055,982
Common share purchase options	1,430,000
Common share purchase warrants	2,164,043

ANNUAL INFORMATION FORM

The Company's current and previous years' Annual Information Forms (AIF) and other corporate information can be found on our web site www.wesdomegoldmines.com and on Sedar www.sedar.com.

OUTLOOK

Work progresses on Wesdome's Kiena project in preparation for production. Plans to finance pre-production development expenditures are ongoing and scheduling of the production date is dependent on the financial environment and confidence in capital markets. We believe the gold market will improve. As announced in a press release dated April 20, 2005, the Company established an independent committee of its board of directors for the purpose of exploring a possible business combination with River Gold. The independent committees have retained their respective financial advisors. The financial advisors have delivered their preliminary reports. There has been a delay in the process awaiting the preparation of the National Instrument 43-101, Standards of Disclosure for Mineral Projects on River Gold which should be completed in the near future. Therefore, subject to the necessary regulatory approvals, we expect to be in a position to set the terms and call a meeting of shareholders before the end of November.

Exhibit 8

WESDOME GOLD MINES INC.

(the "Company")

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

WESDOME GOLD MINES INC.

(the "Company")

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR, DATED AS OF APRIL 4, 2005, IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF WESDOME GOLD MINES INC. (THE "COMPANY") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. Solicitation will be primarily by mail, the cost of which will be borne by the Company. Proxies may also be solicited personally by management, regular employees and/or directors of the Company at nominal cost. In addition, the Company may retain the services of a proxy solicitation firm or third party to aid in solicitation of proxies from Canadian individuals and institutions at competitive rates, plus out-of-pocket expenses.

The Company has distributed copies of the notice of the Annual and Special Meeting of shareholders, this management information circular (the "Circular"), the form of proxy and the annual report of the Company for the year ended December 31, 2004 (collectively, the "documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees (the "intermediaries") for onward distribution to shareholders of the Company whose shares are held by or in the custody of those intermediaries (the "non-registered shareholders"). The intermediaries are required by law to forward the documents to non-registered shareholders.

The solicitation of proxies from non-registered shareholders may be carried out by intermediaries or by the Company if the names and addresses of non-registered shareholders are provided to the Company by the intermediaries. The cost of any such solicitation will be borne by the Company.

Non-registered shareholders who wish to file proxies should follow the directions of their intermediary with respect to the procedure to be followed. Generally, non-registered shareholders will either:

(a) be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered shareholder may complete the proxy and return it directly to the Company's transfer agent; or

(b) be provided with a request for voting instructions. The intermediary is required to send the Company an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXY

The persons named in the enclosed form of proxy are directors and/or officers of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering or mailing the completed proxy to the Secretary of the Company in time for use at the Meeting.

REVOCATION OF PROXY

A shareholder who has given a proxy pursuant to this solicitation may revoke it at any time prior to its use by an instrument in writing, executed by the shareholder or by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy **WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND FOR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS, ALL AS STATED UNDER THE APPROPRIATE HEADINGS IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST SUCH RESOLUTION IF SO INDICATED ON THE FORM OF PROXY.** The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at April 4, 2005, the Company had outstanding 42,933,782 common shares. Each shareholder is entitled to one vote for each share of the Company shown as registered in his name on the list of shareholders which is available for inspection, subject to meeting all applicable legal requirements, during usual business hours at the offices of the Company's transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Québec, H3A 3S8 not later than the close of business on May 27, 2005 and at the Meeting. The list of shareholders will be prepared as of May 2, 2005 the record date fixed for determining shareholders entitled to notice of the Meeting. All shareholders registered on the books of the Company at the close of business on the record date as well as any person capable of producing to the chairman of the Meeting a share certificate registered in the name of such shareholder shall have the right to vote at the Meeting.

To the knowledge of the directors or officers of the Company, as at April 4, 2005, the following persons are the only persons who owned beneficially, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company entitled to be voted at the Meeting:

Name	Designation Of Class	Type of Ownership	Number of Shares Owned	Percentage of Class Owned
Western Québec Mines Inc.	Common	of record	19,522,422	45.47%

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The Board of Directors will be working in the course of 2005 to adjust its corporate governance practices to comply with governance guidelines published in January 2004 by the Canadian Securities Regulators. The following outlines how the corporate governance of the Wesdome Gold Mines Inc. (the "Company") aligns with the TSX Guidelines:

TSX Corporate Governance Guidelines (in italics)
Company Policy (normal font)

1. *Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:*

   a) *Adoption of a strategic planning process*

The Board of Directors ("the Board") is responsible for the stewardship of the business and affairs of the Company. The Company's corporate governance practices are designed to ensure that the business and affairs of the Company are effectively managed so as to foster value for its shareholders. The Board reviews, discusses and approves various matters related to the Company's operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board's duties include social responsibility issues and environmental matters.

The charter of the Board of Directors provides that the Board is responsible to review the strategic business plans and corporate objectives, to approve the annual operating plan and to approve major capital expenditures, acquisitions, dispositions, investments, and financings that are thought to be material to the Company.

The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board.

b) *Identification of principal risks, and implementing risk management systems*

The Board, directly and through its Audit Committee, identifies the principal risks of its business and ensures the implementation of appropriate systems to manage such risks. All significant proposed actions or programs which may expose the Company to risk must be approved at the Board level.

c) *Succession planning and monitoring senior management*

The Board appoints the Chief Executive Officer and other members of senior management. The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

d) *Communications policy*

The communications policy of the Company is reviewed by its Board periodically and provides that communications will be made in a timely, accurate and effective manner. The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports, Annual Information Form and Management Information Circular. Investor and shareholder concerns are addressed on an on-going basis by the Chairman and Chief Executive Officer of the Company. The Company also maintains a website:
www.wesdomegoldmines.com

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. In particular, the Company takes special efforts to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner.

e) *Integrity of internal control and management information systems*

Pursuant to the charters of the Board of Directors and the Audit Committee, the Board and its Audit Committee, through a process of enquiry with management and directors, are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws. The Board and the Audit Committee regularly assess the integrity of internal controls and management information systems, and implement changes when deemed appropriate.

2. a) *Majority of directors should be "unrelated" (Independent of management and free from conflicting interest.)*

Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. The Board is currently comprised of six (5) members, three (3) of whom are considered to be "unrelated" directors at the present time. The Company believes that this ratio of unrelated directors is appropriate for a company of its size.

b) *If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder.*

Western Quebec Mines Inc. is the company's significant shareholder. Three of the directors are officers of Western Quebec Mines Inc. Murray Pollitt is Chairman, Barry Smith is President and Paul Cregheur is Vice-President of Operations. All other directors are either unrelated directors or do not have interests in or relationships with Western Quebec Mines Inc.

3. *Disclose, for each director, whether he is related, and how that conclusion was reached*

Three of the directors, namely, Murray Pollitt, Barry Smith and Paul Cregheur are related by virtue of their management positions with Western Quebec Mines Inc. Marc Blais, Roger Jolicoeur and Jean Martineau are either unrelated directors or do not have interest in or relationships with the Company or its significant shareholder.

4. *Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*

There are no formal procedures in place for recruiting new directors or to address other performance enhancing measures. The size of the Board, the nature of the business conducted by the Company and the familiarity of all Board members with such business are such that the directors believe that a less formal approach is appropriate. The Board addresses this issue on an "as required" basis. New directors must have a track record in general business management, the ability to devote the time required, shown support for the Company's strategic objectives and a willingness to serve.

5. *Implement a process for assessing the effectiveness of the board, its committees and individual directors*

To date, due to the size and nature of the Company, the Board has not constituted a committee to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Performance and effectiveness of the individual Board members and committees are openly and frankly discussed by the Board as a whole at appropriate Board meetings.

6. *Provide an orientation and education program for new directors*

While no formal program is in place, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Company. All new directors receive any historical public information about the Company as well as other relevant corporate and business information. Directors also participate in full-access tours of the Company's various facilities.

7. *Board should review its size, with a view to improving effectiveness*

The Board periodically assesses the size and composition of the Board and its committees. The Board is of the view that it would be appropriate to add one more independent director.

8. *Board should review compensation of directors in light of risks and responsibilities*

The Board periodically reviews the adequacy and form of compensation received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director. Even if compensation is deemed inadequate, financial circumstances and the need to set an example have constrained director compensation. Directors are entitled to $300 for each meeting of the Board attended in person to cover their expenses of attendance and $150 for each committee meeting. Directors are encouraged to own shares of the Company, although there is no requirement to hold a minimum number of shares. The Board feels that rewarding the directors with stock options is in the best interest of the directors and the shareholders. On January 13, 2004, Marc Blais, Paul Cregheur, Roger Jolicoeur, Robert Landis and Jean Martineau each received stock options to purchase 30,000 shares at a price of $1.30 per share for a period of five years. Mr. Cregheur received an additional 220,000 stock options in his capacity as President on the same terms.

9. *Committees of the board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors*

The Audit Committee is the only committee of the Board. The Audit Committee reviews the annual financial statements, fiscal disclosure requirements, investments and transactions that could adversely affect the wellbeing of the Company. For fiscal 2005, it is anticipated that the Audit Committee will continue to meet at least quarterly to review all interim as well as annual financial statements of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Marc Blais, Roger Jolicoeur and Jean Martineau, all of whom are currently "outside" and "unrelated" directors.

The Board feels that because of its size it can adequately perform the functions of an *Executive Committee*, a *Compensation Committee*, a *Nominating Committee* and a *Corporate Governance Committee*. When circumstances warrant, the Board may strike ad hoc committees.

10. *Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues*

The Board assumes responsibility for the Company's approach to corporate governance issues.

11. a) *Define limits to management's responsibilities by developing mandates for:*

(i) *the Board*

The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Company's internal control and management function. In addition, the Board is required to follow and adhere to the corporate standard of care set out in the governing corporate legislation of the Company, the *Canada Business Corporations Act* (the "CBCA"). The CBCA indicates that each director and officer of a corporation governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(ii) *the Chief Executive Officer*

The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).

b) *Board should approve Chief Executive Officer's corporate objectives*

See Item 11(a)(ii) above.

12. *Establish procedures to enable the board to function independently of management*

The Company maintains a separation of the position of President/Chief Executive Officer and Chairman. This separation has acted to separate the implementation of strategic business plans of the Company with the general mandate of the Company as determined by the Board. The Board has appointed a Chairman, Murray Pollitt, who is a non-management individual.

13. *Establish an audit committee, composed only of outside directors, with a specifically defined mandate*

The *Audit Committee* is composed of three independent directors. Mr. Marc Blais is a Certified General Accountant. The other two members of the Committee are "financially literate" in having the ability to read and understand a set of financial statements and the accompanying notes. Each of the members of the Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of being a chief executive officer with oversight of a corporation's finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The *Audit Committee* meets at least quarterly with management and the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, the need for internal controls, the financial reporting process and related internal controls. The Committee, in consultation with management and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards, which may impact the Company's financial disclosure and presentation.

The *Audit Committee* also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors' report and Management's Discussion and Analysis. The Committee further reviews the remuneration of and recommends for review by the Board and approval by the shareholders the re-appointment and terms of engagement of the external auditors. The Audit Committee also meets annually in private with the Corporation's auditors to discuss and review specific issues as appropriate.

14. *Implement a system to enable individual directors to engage outside advisors, at the corporation's expense*

Individual directors are free to consult with members of senior management whenever they so require. In appropriate circumstances, an individual director or a committee of the Board may engage outside advisors at the expense of the Company, subject to the approval of the Audit Committee.

ELECTION OF DIRECTORS

The By-laws of the Company provide that the members of the Board are elected annually. Each director holds office until the next General Annual Meeting of shareholders or until his successor is elected or appointed. It is proposed to nominate the persons listed below as directors of the Company. The term of the office of each of the following proposed nominees will expire at the next meeting of shareholders of the Company or when a successor is duly elected or appointed unless his office is earlier vacated in accordance with the Company's By-laws.

The following table sets out the name and municipal address of each director of the Company, all major positions and offices with the Company currently held by him, if any, his present principal occupation or employment, the year he first became a director of the Company and the number of securities of each class of voting securities of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction as of the date hereof:

Name, Municipal Address and Position or Office with the Company	Principal Occupation	Director Since	Number of Securities of each Class of Voting Securities [(1)]
Marc Blais [(*)] St-Lambert, Québec Director	President of Dynacor Mines Inc.	1999	8,172 common shares
Paul Cregheur Harricana Ouest, Québec	President, Wesdome Gold Mines Inc. Vice-President, Operations, River Gold Mines Ltd. Vice-President, Operations, Western Québec Mines Inc.	2003	Nil
Roger W. Jolicoeur [(*)] Dubuisson, Québec Director	Mining Consultant	1999	Nil
Jean Martineau [(*)] Blainville, Québec Director	Chairman of the Board of Dynacor Mines Inc.	1999	4,143 common shares
Murray H. Pollitt, P. Eng. Toronto, Ontario Chairman and Director	President, Pollitt & Co. Inc. (Investment dealer) Chairman of the Board, President and director of River Gold Mines Ltd. Chairman of the Board and director of Western Québec Mines Inc.	2001	651,470 common shares
Barry G. Smith, P. Eng. Oakville, Ontario Director	President and director of Western Québec Mines Inc.	2005	37,700 common shares

Notes:

(1) The information as to shares beneficially owned or over which the foregoing nominees exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(*) Audit committee member.

Shares of the Company represented by a properly executed proxy in favour of management will, unless such shares of the Company are to be withheld from voting in respect of the election of directors, be voted for the election of the individuals named above, each of which is proposed to be nominated for election as a director.

Management does not contemplate that any of the nominees referred to above will be unable to serve on the Board but, if this should occur for any reason prior to the Meeting, the person named in the enclosed form of proxy reserves the right to vote for another nominee at his discretion unless the shareholder has indicated in the form of proxy that such shareholder wishes to abstain from exercising the voting rights attaching to the shares represented by such proxy at the time of the election of the directors.

REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

Executive Compensation of the Directors

During the Company's most recently completed financial year, the Company had two "executive officers" as such term is defined under applicable securities legislation, namely: Paul Cregheur, the Company's President and Donald Orr, the Company's Secretary-Treasurer. Messrs. Cregheur and Orr received remuneration from River Gold Mines Ltd. ("River Gold") in 2003 in their capacity as executive officers of River Gold. Mr. Orr continued to receive remuneration from River Gold in 2004.

The Company did not pay, set aside, nor accrue any funds to provide for pension, retirement or similar benefits for officers or directors during 2004.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	
Paul Cregheur President	2004	120,000	Nil	Nil	250,000	400 (1)
	2003	Nil	Nil	Nil	Nil	Nil
Donald Orr Secretary-Treasurer	2004	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil

(1) Director's Fees

Stock Option Plan

The Company has established an incentive stock option plan (the "Stock Option Plan"). The Stock Option Plan was established to encourage officers, employees and directors of the Company as well as certain consultants to the Company to participate in the growth and development of the Company.

The Board believes that stock options encourage the Company's executive officers to own and hold shares in the Company and to thereby tie their long-term interests directly to those of the shareholders. Under the terms of the Stock Option Plan, the Board may designate employees, including executive officers, directors and consultants as eligible to receive options to acquire such numbers of shares of the Company as the Board determines at the then current trading price of the shares of the Company.

When awarding options, consideration is given to the exercise price of the aggregate options that would be held by an individual after the award under consideration is made. In determining individual grants, the Board considers such factors as the executive officer's relative position and past equity grants.

The number of shares of the Company which may be issued under the Stock Option Plan is limited to 4,000,000 shares of the Company. In addition, the number of shares of the Company that may be reserved for issuance at any one time to any one person is limited to 5% of the outstanding shares of the Company.

The Corporation had the following stock options outstanding as at December 31, 2004, which were granted during the year under the Stock Option Plan.

Options	Number of Common Shares Subject to Option	Option Price	Expiry Date	Market Price at Date of Grant
Marc Blais	30,000	$1.30	January 13, 2009	$1.30
Paul Cregheur	250,000	$1.30	January 13, 2009	$1.30
Jean Martineau	30,000	$1.30	January 13, 2009	$1.30
Roger Jolicoeur	30,000	$1.30	January 13, 2009	$1.30
Robert Landis	30,000	$1.30	January 13, 2009	$1.30
Employees	450,000	$1.30	January 13, 2009	$1.30
Employees	250,000	$1.80	March 17, 2009	$1.80
Employees	100,000	$1.20	September 1, 2009	$1.20
Employees	50,000	$1.40	December 20, 2009	$1.40

APPOINTMENT OF AUDITORS

Unless otherwise directed, if management's nominees are named in the enclosed proxy, the persons named in the enclosed form of proxy intend to vote for the re-appointment of Grant Thornton, LLP, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. Grant Thornton, LLP has been the auditors of the Company since 1999.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since its inception. Any decision to pay dividends on the shares of the Company will be made by the Board on the basis of the Company's earnings, financial requirements and other conditions existing at such time.

OTHER MATTERS

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. Management of the Company knows of no such amendments, variations or other matters which may properly be presented at the Meeting, but if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgement.

CERTIFICATE AND AUTHORIZATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and the sending of this Information Circular have been approved by the board of directors of the Company.

DATED at Val d'Or, Québec as of the 4th day of April, 2005

(signed) Paul Cregheur
President

Exhibit 9

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Wesdome Gold Mines Inc. ("Wesdome")
8 King Street East
Suite 1305
Toronto, Ontario
M5C 1B5

ITEM 2 Date of Material Change:

December 16, 2005

ITEM 3 News Release:

The press release in respect of this material change was issued on December 16, 2005 in Toronto, Ontario, via Canada NewsWire, which press release is attached hereto as Schedule "A".

ITEM 4 Summary of Material Change:

Wesdome and River Gold Mines Ltd. ("River") announce the execution of a definitive merger agreement attached hereto as Schedule "B" (the "Merger Agreement") pursuant to which they have agreed to combine their businesses to create a single Canadian gold mining company (the "Merger").

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). Immediately prior to the Amalgamation, River will complete a share consolidation (the "River Share Consolidation") on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share") and will change its name to "Wesdome Gold Mines Ltd." Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share (the "Exchange Ratio") and the shareholders of Wesdome will become shareholders of the combined entity. After taking into account the River Share Consolidation, the Exchange Ratio is effectively the same as the exchange ratio disclosed in the press release issued by Wesdome and River on November 24, 2005.

ITEM 5 Full Description of Material Change:

See press release attached as Schedule "A".

Interested/Related Parties

Western Québec Mines Inc. ("WQM"), which is a significant shareholder of each of River and Wesdome owning approximately 42% of the issued and outstanding Wesdome Shares and approximately 32% of the issued and outstanding Pre-Consolidation River Shares, will continue to be a significant shareholder of the combined entity, owning approximately 38% of the issued and outstanding Post-Consolidation River Shares. In addition, many of the officers and directors of WQM are also officers and directors of Wesdome and/or River.

Exemptions from Valuation Requirements

As a result of the foregoing relationships, the Amalgamation constitutes (i) a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501"), (ii) a "going private transaction" for the purposes of Regulation Q-27 of the Autorité des marchés financiers du Québec entitled "Respecting Protection of Minority Securityholders in the Course of Certain Transactions" ("Regulation Q-27") and (iii) a "related party transaction" for the purposes of such rules. However, Wesdome and River have determined that there are exemptions available from the formal valuation requirements of Rule 61-501 applicable to business combinations and related party transactions and that there is an exemption available from the valuation requirement of Regulation Q-27 applicable to going private transactions. In addition, River has applied for an exemption from the valuation requirements of Regulation Q-27 applicable to related party transactions.

Wesdome had relied upon the exemption in s. 5.5(3) of Rule 61-501 as its securities are listed on the TSX Venture Exchange as an exemption from the valuation requirements noted above. River, on the other hand, is technically subject to the valuation requirements, however, it is not required to prepare a valuation of "non-cash" consideration that consists solely of its securities provided that the circular prepared in connection with the required shareholders' meetings (the "Circular") (i) states that neither company has any knowledge concerning the other company or its securities that has not been generally disclosed, and (ii) describes the voting interest of WQM in the combined entity.

Business Reasons for Merger / Effect on Business

Following completion of the Merger, the combined entity is expecting to have two profitable underground gold mines (Kiena and Eagle River) by mid 2006, with seasoned management and annualized production between 90,000 and 100,000 oz of gold per year. By combining both companies, administrative synergies between the two companies are estimated by management to be approximately $150,000 per annum. In addition, it is expected that the combined entity will have enhanced growth potential, a strengthened balance sheet and enhanced market liquidity. As well, management believes that both the Eagle River and the Wesdome group of properties have promising exploration potential, with a total combined property package of over 10,000 hectares in proven Canadian gold mining camps.

Board Review and Approval of Merger

As disclosed in the press release issued by Wesdome and River on November 24, 2005, each company established an independent committee of its board of directors for the purpose of exploring and making recommendations regarding a possible business combination of the two companies. In addition, the Wesdome board engaged Jennings Capital Inc. and the River board engaged Research Capital Corp. (collectively, the "Advisors") to act as their financial advisor in connection with the Merger. Additional detail with respect to the process undertaken by the committee and the board of each company will be provided in the Circular. It is intended that a copy of the final fairness opinion rendered by each of the Advisors, which supports the Exchange Ratio, will be included in Circular to be issued in connection with the Meetings. In addition, the Exchange Ratio has been approved by each company's independent committee and by each company's board. There were no formal valuations prepared in connection with the Merger and, to the knowledge of the officers and directors of Wesdome and River, have been no valuations prepared of either company during the past 24 months.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Donald D. Orr, Secretary-Treasurer, Wesdome Gold Mines Inc.
Telephone No.: 416 360 3743

ITEM 9 Date of Report:

December 16, 2005

SCHEDULE A

PRESS RELEASE
Wesdome Gold Mines and River Gold Mines Execute Merger Agreement

Toronto, Ontario – December 16, 2005 - Wesdome Gold Mines Inc. (WDG-V) ("Wesdome") and River Gold Mines Ltd. (RIV-T) ("River") are pleased to announce the execution of a definitive merger agreement (the "Merger Agreement") pursuant to which they have agreed to combine their businesses to create a single Canadian gold mining company (the "Merger").

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). Immediately prior to the Amalgamation, River will complete a share consolidation (the "River Share Consolidation") on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share") and will change its name to "Wesdome Gold Mines Ltd." Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share (the "Exchange Ratio") and the shareholders of Wesdome will become shareholders of the combined entity. After taking into account the River Share Consolidation, the Exchange Ratio is effectively the same as the exchange ratio disclosed in the press release issued by Wesdome and River on November 24, 2005.

Also in connection with the Merger and pursuant to the Merger Agreement, all outstanding stock options and warrants issued by Wesdome will be assumed by River. Such securities, which were originally exercisable into common shares in the capital of Wesdome, will be exercisable into Post-Consolidation River Shares, the number of Post-Consolidation River Shares and the exercise price thereof being adjusted accordingly.

Closing of the Merger is subject to customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. In addition, the Merger must be approved by two-thirds of the votes cast by shareholders of each company, including approval by a majority of disinterested shareholders. Completion of the Merger is expected to occur following special shareholder meetings of both companies (collectively, the "Meetings") intended to be held on January 27, 2006.

The President of the combined company will be Paul Cregheur (currently President and a director of Wesdome and Vice-President, Operations of River) and Murray Pollitt (currently President of River, Chairman of Wesdome and a director of each of River and Wesdome) will be the Chairman. Murray Pollitt has indicated a desire to stand down as an officer and director after the June 2006 annual meeting. The combined entity will have approximately 75 million shares outstanding and expected market capitalization in excess of $100 million. Its head office will be in Toronto.

Western Québec Mines Inc. ("WQM"), which is a significant shareholder of each of River and Wesdome owning approximately 42% of the issued and outstanding Wesdome Shares and approximately 32% of the issued and outstanding Pre-Consolidation River Shares, will continue to be a significant shareholder of the combined entity, owning approximately 38% of the issued and outstanding Post-Consolidation River Shares. In addition, a number of the officers and directors of WQM are also officers and directors of Wesdome and/or River.

As a result of the foregoing relationships, the Amalgamation constitutes (i) a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501"), (ii) a "going private transaction" for the purposes of Regulation Q-27 of the Autorité des marchés financiers du Québec entitled "Respecting Protection of Minority Securityholders in the Course of Certain Transactions" ("Regulation Q-27") and (iii) a "related party transaction" for the purposes of such rules. However, Wesdome and River have determined that there are exemptions available from the formal valuation requirements of Rule 61-501 applicable to business combinations and related party transactions and that there is an exemption available from the valuation requirement of Regulation Q-27 applicable to going private transactions. In addition, River has applied for an exemption from the valuation requirements of Regulation Q-27 applicable to related party transactions.

Additional information about the Merger will be provided to shareholders in the meeting materials to be circulated in advance of the Meetings and filed on SEDAR at www.sedar.com.

For further information, please contact:

Murray H. Pollitt, P. Eng.
President, River Gold Mines Ltd. at
Telephone (416) 803-2304 - Fax (416) 360-7620

or

Paul Cregheur
President, Wesdome Gold Mines Inc. at
Telephone (819) 738-4031 x 5361

Schedule "B"

THIS MERGER AGREEMENT is made as the 13th day of December, 2005.

BETWEEN:

RIVER GOLD MINES LTD., a company existing under the laws of the Province of Ontario,

(hereinafter referred to as "River")

- and -

WESDOME GOLD MINES INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Wesdome")

- and -

9162-6812 QUÉBEC INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Subco")

WHEREAS River is a publicly traded company, the common shares of which are listed and posted for trading on the Toronto Stock Exchange;

AND WHEREAS Wesdome is a publicly traded company, the common shares of which are listed and posted for trading on the TSX Venture Exchange;

AND WHEREAS Subco is a wholly-owned subsidiary of River;

AND WHEREAS the parties hereto intend to effect a business combination pursuant to which Wesdome and Subco shall amalgamate and continue under the name of "Wesdome Gold Mines Inc." and the shareholders of Wesdome shall become shareholders of River (the "Transaction") subject to the terms and conditions of this Agreement and the Amalgamation Agreement (as hereinafter defined);

AND WHEREAS River intends to complete a share consolidation and name change immediately prior to effecting the Transaction on the basis that 1.538461538 Pre-Consolidation River Shares (as defined herein) will be converted into one River Share and on the basis that it will change its name to "Wesdome Gold Mines Ltd.";

AND WHEREAS the parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Amalgamation (as hereinafter defined);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows

ARTICLE I – INTERPRETATION AND GENERAL

1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set forth:

"Acquisition Proposal" has the meaning ascribed thereto in Section 4.01;

"Agreement", "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

"Amalgamated Corporation" means the continuing corporation constituted upon the Amalgamation becoming effective;

"Amalgamating Corporations" means, collectively, Wesdome and Subco;

"Amalgamation" means the amalgamation of Wesdome and Subco under the provisions of Section 123.115 of the Companies Act and on the terms and conditions set forth in the Amalgamation Agreement or any amendment thereto or variations therefrom;

"Amalgamation Agreement" means the amalgamation agreement to be entered into among River, Wesdome and Subco substantially in the form attached hereto as Schedule "A";

"Articles of Amalgamation" means articles of amalgamation filed in accordance with Section 123.118 of the Companies Act;

"business day" means any day other than a Saturday, Sunday or federal holiday in Canada or a day on which commercial banks in Toronto are required to or permitted to close;

"Change Date" has the meaning ascribed thereto in Section 4.02;

"Companies" means collectively, River, Wesdome and Subco;

"Companies Act" means the *Companies Act* (Québec), together with the regulations thereunder, as the same may be amended from time to time;

"Common Shares" means the common shares in the capital of the Amalgamated Corporation;

"Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the Companies Act by the General Inspector of Financial Institutions giving effect to the Amalgamation;

"Exchange Ratio" means one River Share for each one Wesdome Share;

"Information Circular" means the joint information circular to be prepared in connection with the solicitation of proxies by the management of each of River and Wesdome for the Meetings and includes any and all documents specifically incorporated by reference therein;

"Jennings" means Jennings Capital Inc., financial advisor to Wesdome;

"material adverse change" or **"material adverse effect"** means any change (including a decision to implement a change made by the directors or senior management of Wesdome or River or any of their respective subsidiaries), effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of such corporation and its subsidiaries, taken as a whole, to the extent that had such change, effect, event occurrence or change in a state of facts occurred prior to the date hereof it might reasonably be expected to have resulted in the other corporation not entering into this Agreement or entering into this Agreement only on materially different terms, but excluding any change, effect, event, occurrence or change in a state of facts relating to: (a) general economic conditions in Canada or securities markets in general; (b) the mining industry in general and not specifically relating to River or Wesdome or their respective subsidiaries; (c) gold prices in general; or (d) generally accepted accounting principles;

"material change" and **"material fact"** have the respective meanings given thereto in the Securities Acts;

"Meetings" means the River Meeting and the Wesdome Meeting;

"Name Change" means the change of the name of River to "Wesdome Gold Mines Ltd." to be completed by River immediately prior to effecting the Transaction;

"Non-Receiving Party" has the meaning ascribed thereto in Section 4.02;

"OBCA" means the *Business Corporations Act* (Ontario), together with the regulations thereunder, as the same may be amended from time to time;

"person" means any individual, body corporate, partnership, firm, joint venture, syndicate, trust, association, any other form of entity or organization and any government or regulatory authority, commission or other agency;

"Pre-Consolidation River Share" means a common share in the capital of River prior to the completion of the River Share Consolidation;

"Receiving Party" has the meaning ascribed thereto in Section 4.02;

"Recommendation Change" has the meaning ascribed thereto in Section 4.02;

"Regulation Q-27" means Regulation Q-27 of the Autorité des marchés financiers du Québec entitled *"Respecting Protection of Minority Securityholders in the Course of Certain Transactions"*;

"Research" means Research Capital Corporation, financial advisor to River;

"River" means River Gold Mines Ltd. and, where the context requires, includes its subsidiaries;

"River Disclosure Documents" means, collectively, all of the documentation which has been filed by or on behalf of River since December 31, 2003 with the relevant securities regulatory authorities pursuant to the requirements of applicable Canadian securities laws and which is publicly available for review on SEDAR, including all press releases and financial statements filed on SEDAR;

"River Meeting" means the special meeting of the shareholders of River to be held to consider, and, if deemed advisable, approve the River Share Consolidation, the Name Change and the Amalgamation;

"River Share Consolidation" means the share consolidation to be completed by River immediately prior to effecting the Transaction on the basis that 1.538461538 Pre-Consolidation River Shares will be converted into one River Share;

"River Shares" means the common shares in the capital of River after giving effect to the River Share Consolidation;

"Rule 61-501" means Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"Securities Acts" means all Canadian securities legislation applicable to the Companies together with all regulations, instruments, blanket orders and policy statements adopted in connection therewith;

"Subco" means 9162-6812 Québec Inc., a wholly-owned subsidiary of River;

"Superior Proposal" has the meaning ascribed thereto in Section 4.02;

"Termination Date" has the meaning ascribed thereto in Section 4.04;

"Transaction" has the meaning ascribed thereto in the preamble to this Agreement;

"Transfer Agent" means Computershare Investor Services Inc.;

"Triggering Event" has the meaning ascribed thereto in Section 4.03;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange;

"Wesdome" means Wesdome Gold Mines Inc. and, where the context requires, includes its subsidiaries;

"Wesdome Disclosure Documents" means, collectively, all of the documentation which has been filed by or on behalf of Wesdome since December 31, 2003 with the relevant securities regulatory authorities pursuant to the requirements of applicable Canadian securities laws and which is publicly available for review on SEDAR, including all press releases and financial statements filed on SEDAR;

"Wesdome Meeting" means the special meeting of the shareholders of Wesdome to be held to consider, and, if deemed advisable, approve the Amalgamation;

"Wesdome Shares" means the common shares in the capital of Wesdome;

"Wesdome Options" means the stock options granted pursuant to the stock option plan of Wesdome dated December 29, 1999 and remaining unexercised and unexpired as disclosed in Schedule "B" hereto; and

"Wesdome Warrants" means common share purchase warrants of Wesdome, each such warrant entitling the holder thereof to purchase one Wesdome Share on or before August 10, 2006 at a price of $1.70 or $1.50 per share as disclosed in Schedule "B" hereto.

Words and phrases used herein that are defined in the Companies Act shall have the same meaning herein as in the Companies Act unless the context otherwise requires.

1.02 Interpretation not affected by Headings, etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03 Number, Etc.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa; words importing the use of any gender shall include all genders.

1.04 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.05 Entire Agreement

This Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.06 Transaction

The parties hereto agree to effect the Transaction by effecting the Amalgamation subject to the terms and conditions of this Agreement and the Amalgamation Agreement. River will complete the River Share Consolidation and the Name Change, following which the Wesdome Shares will be exchanged for River Shares based on the Exchange Ratio and Wesdome will amalgamate with Subco to form the Amalgamated Corporation, which will become a wholly-owned subsidiary of River. In addition, the Wesdome Warrants and the Wesdome Options will be assumed by River and, in accordance with its terms, each such security will become exercisable into River Shares, the exercise price and number of River Shares being adjusted accordingly based on the Exchange Ratio.

ARTICLE II REPRESENTATIONS AND WARRANTIES

2.01 Representations and Warranties of Wesdome

Wesdome represents and warrants to and in favour of River and Subco as follows and acknowledges that River and Subco are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) Each of Wesdome and its subsidiaries is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and Wesdome has the corporate power to enter into, execute and deliver this Agreement and perform its obligations hereunder;

(b) the authorized capital of Wesdome consists of an unlimited number of Wesdome Shares of which 46,455,982 Wesdome Shares are, as at the date hereof, validly issued and outstanding as fully paid and non-assessable;

(c) the Wesdome Shares are not subject to any cease trade order issued by any securities regulatory authority;

(d) except as disclosed in Schedule "B" hereto, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued Wesdome Shares or any unissued securities of Wesdome;

(e) the financial statements of Wesdome contained in or comprising the Wesdome Disclosure Documents present fairly the financial position of Wesdome at the relevant dates and the results of its operations and the changes in its financial position for the periods indicated in the said statements and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(f) except as disclosed in the Wesdome Disclosure Documents, there has been no material adverse change in the business or condition, financial or otherwise of Wesdome from that shown in the audited financial statements of Wesdome as at and for the year ended December 31, 2004;

(g) Wesdome is the beneficial owner of the properties and assets described as being owned by it in the Wesdome Disclosure Documents with good and marketable title thereto free and clear of material liens, charges, encumbrances or adverse interests except as disclosed in the Wesdome Disclosure Documents;

(h) the execution and delivery of this Agreement and the consummation of the Amalgamation do not and will not:

(i) result in the breach of or violate any term or provision of the constating documents or by-laws of Wesdome; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Wesdome is a party or by which it is bound or to which any property of Wesdome is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Wesdome under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Wesdome;

(i) the execution and delivery of this Agreement has been duly approved by the board of directors of Wesdome and this Agreement constitutes a legal, valid and binding obligation, enforceable against Wesdome in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency or similar laws of general application relating to the enforcement of creditor's rights or the relief of debtors or by equitable relief including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(j) Wesdome is not a party to any oral or written management contract or contract for the employment of any officer except as disclosed in the Wesdome Disclosure Documents;

(k) there are no agreements, covenants, undertakings or other commitments of Wesdome or any partnership or joint venture in which it is a partner or participant or any instruments binding on any of them or any of their respective properties:

(i) under which the consummation of the Amalgamation would have the effect of imposing restrictions or obligations on Wesdome materially greater than those imposed upon Wesdome or any such partnership or joint venture at the date hereof;

(ii) which would give a third party, as a result of the consummation of the Amalgamation, a right to terminate any material agreement to which Wesdome or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) under which the consummation of the Amalgamation would impose material restrictions on the ability of Wesdome to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status, other than area of mutual interest clauses and similar clauses in existing agreements; or

(iv) under which the consummation of the Amalgamation would impose material restrictions on the ability of Wesdome to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(l) the description of the business of Wesdome, its financial condition, assets and properties to be contained in the Information Circular will include sufficient detail to permit holders of Wesdome Shares to, in respect to the business and affairs of Wesdome and River, form a reasoned judgment in respect of the River Shares to be exchanged for the Wesdome Shares in connection with the Amalgamation and to permit the holders of Wesdome Shares and River Shares generally to form a reasoned judgment in respect of the Amalgamation and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(m) Wesdome is a reporting issuer not in default under the *Securities Act* (Ontario) and has similar status and is not in default under the Securities Acts of British Columbia, Alberta and Québec;

(n) the Wesdome Shares are listed and posted for trading on the TSX-V;

(o) Wesdome has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Amalgamation;

(p) there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Wesdome contemplated or threatened, against or affecting Wesdome or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Amalgamation or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Wesdome;

(q) there are no known or anticipated material liabilities of Wesdome of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Wesdome is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements contained in or comprising the Wesdome Disclosure Documents or incurred in the ordinary course of business, which may have a material adverse effect on Wesdome

(r) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading; and

(s) there are no reasonable grounds for believing that as a consequence of the Amalgamation:

(i) the Amalgamated Corporation could not discharge its liabilities when due; and

(ii) the book value of the assets of the Amalgamated Corporation will not, on the Effective Date, be less than the sum of its liabilities and issued and stated share capital account.

2.02 **Representations and Warranties of River**

River represents and warrants to and in favour of Wesdome as follows and acknowledges that Wesdome is relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) Each of River and its subsidiaries is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and River has the corporate power to enter into, execute and deliver this Agreement and perform its obligations hereunder;

(b) the authorized capital of River consists of an unlimited number of River Shares, and 46,469,767 River Shares are, as at the date hereof, validly issued and outstanding as fully paid and non-assessable (without giving effect to the River Share Consolidation);

(c) the River Shares are not subject to any cease trade order issued by any securities regulatory authority;

(d) except as described in Schedule "C" hereto, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued River Shares or any unissued securities of River;

(e) the financial statements of River contained in or comprising the River Disclosure Documents present fairly the financial position of River at the relevant dates and the results of its operations and the changes in its financial position for the periods indicated in the said statements and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(f) except as disclosed in the River Disclosure Documents, there has been no material adverse change in the business or condition, financial or otherwise of River from that shown in the audited financial statements of River as at and for the year ended December 31, 2004;

(g) River is the beneficial owner of the properties and assets described as being owned by it in the River Disclosure Documents with good and marketable title thereto free and clear of material liens, charges, encumbrances or adverse interests except as disclosed in the River Disclosure Documents;

(h) the execution and delivery of this Agreement and the consummation of the Amalgamation do not and will not:

  (i) result in the breach of or violate any term or provision of the constating documents or by-laws of River; or

  (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which River is a party or by which it is bound or to which any property of River is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of River under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

  (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to River;

(i) the execution and delivery of this Agreement has been duly approved by the board of directors of River and this Agreement constitutes a legal, valid and binding obligation, enforceable against River in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency or similar laws of general application relating to the enforcement of creditor's rights or the relief of debtors or by equitable relief including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court ;

(j) River is not a party to any management contract or any oral or written contract for the employment of any officer except as disclosed in the River Disclosure Documents;

(k) there are no agreements, covenants, undertakings or other commitments of River or any partnership or joint venture in which it is a partner or participant or any instruments binding on any of them or any of their respective properties:

(i) under which the consummation of the Amalgamation would have the effect of imposing restrictions or obligations on River materially greater than those imposed upon River or any such partnership or joint venture at the date hereof; or

(ii) which would give a third party, as a result of the Amalgamation, a right to terminate any material agreement to which River or any such partnership or joint venture is a party or to purchase any of their respective assets; or

(iii) under which the consummation of the Amalgamation would impose material restrictions on the ability of River to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status, other than area of mutual interest clauses and similar clauses in existing agreements; or

(iv) under which the consummation of the Amalgamation would impose material restrictions on the ability of River to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(l) the description of the business of River, its financial condition, assets and properties to be contained in the Information Circular will include sufficient detail to permit holders of Wesdome Shares to, in respect to the business and affairs of Wesdome and River, form a reasoned judgment in respect of the River Shares to be exchanged for the Wesdome Shares in connection with the Amalgamation and to permit the holders of Wesdome Shares and River Shares generally to form a reasoned judgment in respect of the Amalgamation and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(m) River is a reporting issuer not in default under the *Securities Act* (Ontario) and has similar status and is not in default under the Securities Acts of British Columbia, Manitoba and Québec;

(n) the River Shares are listed and posted for trading on the TSX;

(o) River has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Amalgamation;

(p) there are no actions, suits, proceedings or investigations commenced, or to the knowledge of River contemplated or threatened, against or affecting River or before or by any person or before any arbitrator of any kind which would prevent or hinder the Amalgamation or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of River;

(q) there are no known or anticipated material liabilities of River of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which River is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements contained in or comprising the River Disclosure Documents or incurred in the ordinary course of business, which may have a material adverse effect on River;

(r) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading;

(s) there are no reasonable grounds for believing that as a consequence of the Amalgamation:

  (i) the Amalgamated Corporation could not discharge its liabilities when due; and

  (ii) the book value of the assets of the Amalgamated Corporation will not, on the Effective Date, be less than the sum of its liabilities and issued and stated share capital account.

(t) River is the registered and beneficial owner of one common share of Subco; and

(u) Subco is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, has one common share outstanding, a paid-up capital of $1.00 and no liabilities.

ARTICLE III - COVENANTS

3.01 Covenants of Wesdome

Wesdome covenants and agrees with River and Subco that it will, until the earlier of the termination of this Agreement and the day following the Effective Date:

(a) convene and hold the Wesdome Meeting for the purpose of considering the Amalgamation as soon as reasonably practicable and in any event no later than January 27, 2006 or such later date as may be mutually agreed upon. In connection with the Wesdome Meeting, as promptly as reasonably practicable, Wesdome shall cooperate with River to prepare the Information Circular in form and substance satisfactory to both parties, acting reasonably, together with any other documents required by applicable law, including, but not limited to any financial statements and pro forma financial statements, in connection with the consideration of the Amalgamation by the shareholders of Wesdome. The Information Circular will contain, among other things, the unanimous recommendation of Wesdome's board of directors that the shareholders of Wesdome vote in favour of the Amalgamation on the basis that the board has unanimously determined the Amalgamation to be in the best interests of, and the consideration to be paid to shareholders of Wesdome to be fair to, the shareholders of Wesdome;

(b) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement, including, without limitation, soliciting proxies to be voted at the Wesdome Meeting in favour of the Amalgamation, and using its best efforts to obtain such approvals of the holders of Wesdome Shares as may be required by the Companies Act and all applicable regulatory authorities and take all such similar or other actions or proceedings as may be necessary or advisable with a view to consummating the Amalgamation, including the joint filing with Subco of the Articles of Amalgamation under the Companies Act in connection with the Amalgamation;

(c) not declare or pay any dividends or make any distribution of its properties or assets to its shareholders or to others or retire or redeem any of its outstanding shares or other of its securities;

(d) except pursuant to currently existing obligations or under Wesdome's stock option plan or as contemplated in the Information Circular, not issue, or enter into any agreement or agreements to issue, or grant options, warrants or rights to purchase, any shares of its capital stock or other of its securities;

(e) without the prior consent of River, not merge or consolidate with, or sell or transfer all or any part of its assets to, any other person (excluding Wesdome's wholly-owned subsidiaries) or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the Amalgamation or which would render materially inaccurate any of the representations and warranties set forth in Section 2.01 hereof (as if such representations and warranties were made at a time subsequent to such act or transaction and all references to the date of this Agreement were deemed to be such later date);

(f) not alter or amend its constating documents as the same exist at the date of this Agreement;

(g) use its reasonable best efforts to obtain all necessary consents, assignments, regulatory approvals (including, without limitation, the approval of the TSX-V), waivers, amendments or terminations to any instruments and take such other measures as may be appropriate to fulfil its respective obligations thereunder and to consummate the Amalgamation;

(h) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction other than in the ordinary course of its business, as presently conducted;

(i) furnish to River and Subco such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Wesdome as may reasonably be requested by River or Subco, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(j) ensure that the information and financial statements related to Wesdome to be contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Wesdome for the Meetings comply as to form and substance with the requirements of the Companies Act and the Securities Acts and such information and data contained therein shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(k) use its best efforts to cause each of the conditions precedent set forth in Sections 3.03 and 3.05 hereof to be complied with on or before the Effective Date.

3.02 **Covenants of River**

River covenants and agrees with Wesdome that it will, and will cause Subco, until the earlier of the termination of this Agreement and the day following the Effective Date:

(a) convene and hold the River Meeting for the purpose of considering (i) the River Share Consolidation; (ii) the Name Change; and (iii) the issuance of River Shares in exchange for the Wesdome Shares to be issued as part of the Amalgamation as soon as reasonably practicable and in any event no later than January 27, 2006 or such later date as may be mutually agreed upon. In connection with the River Meeting, as promptly as reasonably practicable, River shall cooperate with Wesdome to prepare the Information Circular in form and substance satisfactory to both parties, acting reasonably, together with any other documents required by applicable law, including, but not limited to any financial statements and pro forma financial statements, in connection with the consideration of the River Share Consolidation, the Name Change and the Amalgamation by the shareholders of River. The Information Circular will contain, among other things, the unanimous recommendation of River's board of directors that the shareholders of River vote in favour of the Amalgamation on the basis that the board has unanimously determined the Amalgamation to be in the best interests of, and the consideration to be paid to shareholders of Wesdome to be fair to, the shareholders of River;

(b) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement, including, without limitation, effecting the name change, soliciting proxies to be voted at the River Meeting in favour of the River Share Consolidation, the Name Change and the Amalgamation, and using its best efforts to obtain such approvals of the holders of River Shares as may be required by the TSX and all applicable regulatory authorities and take all such similar or other actions or proceedings as may be necessary or advisable with a view to consummating the Amalgamation, including the joint filing by Subco with Wesdome of the Articles of Amalgamation under the Companies Act in connection with the Amalgamation;

(c) not declare or pay any dividends or make any distribution of its properties or assets to its shareholders or to others or retire or redeem any of its outstanding shares or others of its securities;

(d) not merge or consolidate with, or sell or transfer all or any part of its assets to, any other person or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the Amalgamation or which would render materially inaccurate any of the representations and warranties set forth in Section 2.02 hereof (as if such representations and warranties were made at a time subsequent to such act or transaction and all references to the date of this Agreement were deemed to be such later date);

(e) not alter or amend its constating documents as the same exist at the date of this Agreement except for the purposes of effecting the River Share Consolidation and the Name Change (and for greater clarity, Wesdome understands and acknowledges that the River Board has adopted a new general by-law which is to be ratified by the River shareholders);

(f) use its best efforts to obtain all necessary consents, assignments, regulatory approvals (including, without limitation, the approval of the TSX), waivers, amendments or terminations to any instruments and take such other measures as may be appropriate to fulfil its respective obligations thereunder and to consummate River Share Consolidation, the Name Change and the Amalgamation;

(g) furnish to Wesdome such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of River and Subco as may reasonably be requested by Wesdome which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(h) ensure that the information and financial statements related to River and Subco to be contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of River for the Meetings shall comply as to form and substance with the requirements of the OBCA and the Securities Acts and such information and data contained therein shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(i) use its reasonable best efforts to cause each of the conditions precedent set forth in Sections 3.03 and 3.04 hereof to be complied with on or before the Effective Date.

3.03 **Mutual Conditions**

The respective obligations of each of the parties hereto to consummate the Amalgamation shall be subject to fulfilment, on or before the Effective Date, of the following conditions:

(a) the Amalgamation shall have been approved at the Meetings in accordance with the provisions and requirements of the Companies Act, Rule 61-501 and Regulation Q-27 (including any exemption order), as applicable, all applicable laws, rules, regulations and policies, including the rules and/or policies of the TSX and the TSX-V, and all other governmental and regulatory orders and decrees and the River Share Consolidation and the Name Change shall have been approved at the River Meeting in accordance with the provisions and requirements of the OBCA;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation;

(c) all necessary regulatory requirements and approvals, including, without limitation, conditional approvals required in respect of the listing and posting for trading on the TSX of the River Shares;

(d) Jennings shall not have withdrawn its fairness opinion to be appended to the Information Circular; and

(e) Research shall not have withdrawn its fairness opinion to be appended to the Information Circular.

3.04 **Conditions to Obligations of Wesdome**

The obligation of Wesdome to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Wesdome without prejudice to its right to rely on any other or others of them:

(a) each of the acts and undertakings of River and Subco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

(b) River and Subco shall have furnished Wesdome with a legal opinion, dated the day of the Effective Date, satisfactory in form and substance in all material respects to Wesdome, to the effect that:

(i) River and Subco are validly existing under their jurisdiction of incorporation and each has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it; and

(ii) River and Subco have taken all necessary corporate action to authorize the execution and delivery of this Agreement and the consummation of the River Share Consolidation, the Name Change and the Amalgamation; and

(iii) River has taken all necessary corporate action to assume the Wesdome Warrants and the Wesdome Options;

(c) River shall have complied with its covenants contained in Article III hereof and, except as affected by the transaction contemplated by this Agreement or referred to or contemplated in the Information Circular, the representations and warranties of River contained in Section 2.02 shall be true in all material respects as of the Effective Date with the same effect as though made at and as of such time and Wesdome shall have received a certificate of a senior officer of River to that effect, dated as of the Effective Date; and

(d) the board of directors of Wesdome has not made a determination that it is not in the best interests of Wesdome or its shareholders to proceed with the Amalgamation.

3.05 **Conditions to Obligations of River**

The obligation of River to consummate, and to cause Subco to consummate, the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by River without prejudice to its right to rely on any other or others of them:

(a) each of the acts and undertakings of Wesdome to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

(b) Wesdome shall have furnished River with a legal opinion dated the day of the Effective Date, satisfactory in form and substance in all material respects to River, to the effect that:

(i) Wesdome is validly existing under the laws of its jurisdiction of incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it; and

(ii) Wesdome has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the consummation of the Amalgamation;

(c) Wesdome shall have complied with its covenants contained in Article III hereof and, except as affected by the transaction contemplated by this Agreement or referred to or contemplated in the Information Circular, the representations and warranties of Wesdome contained in Section 2.01 shall be true in all material respects as of the Effective Date with the same effect as though made at and as of such time and River shall have received a certificate of a senior officer of Wesdome to that effect, dated as of the Effective Date; and

(d) the board of directors of River has not made a determination that it is not in the best interests of River or its shareholders to proceed with the Amalgamation.

3.06 **Satisfaction of Conditions**

The Conditions set out in this Article III shall be conclusively deemed to have been satisfied, waived or released on the filing of the Articles of Amalgamation under the Companies Act.

3.07 **Share Certificates of the Amalgamated Corporation**

After the filing of the Articles of the Amalgamation and the issuance of a certificate of amalgamation therefor, River shall be entitled to receive share certificate(s) representing the number of Common Shares which is equal to the number of River Shares issuable to the former holders of Wesdome Shares.

3.08 **Surrender of Share Certificates**

At any time after the Effective Date, a holder of Wesdome Shares may surrender to River the certificates representing such Wesdome Shares and, subject to the provisions of the Companies Act and this Agreement, such shareholder, in return therefor, shall be entitled to receive certificates evidencing River Shares on the basis set out in the Amalgamation Agreement.

ARTICLE IV - NO SOLICITATION

4.01 No Solicitation

During the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Date and (ii) the Termination Date (as defined in Section 4.04 hereof), River and Wesdome agree that they will not, directly or indirectly, and will not authorize or permit any representative thereof to, directly or indirectly, (a) solicit, initiate, encourage, engage in or respond to (other than to decline) any inquiries or proposals regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of their assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a de facto change of control (each an "Acquisition Proposal"), other than the Amalgamation, (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (c) agree to, approve or recommend an Acquisition Proposal, or (d) enter into any agreement related to an Acquisition Proposal provided, however, that subject as hereinafter provided, nothing shall prevent River or Wesdome from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions and/or negotiations with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (i) the directors of River or Wesdome, as the case may be, conclude in good faith, after consultation with counsel, that such action is required in order for them to comply with their fiduciary obligations under applicable law, and (ii) prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, River or Wesdome, as the case may be, gives the other of them, written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person. River and Wesdome shall immediately after the execution hereof terminate all existing discussions or negotiations with any person (other than those ongoing between them) with respect to any potential Acquisition Proposal. Concurrent with the execution hereof River and Wesdome shall advise the other of them of any current Acquisition Proposal and River and Wesdome shall promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

As used in this agreement, "de facto change of control" means, with respect to a party, the purchase or sale of 20% or more of the assets of the party and its subsidiaries taken as a whole (including, without limitation, through the purchase or sale of securities of the party's subsidiaries) or any purchase or sale of, or tender or exchange offer for, voting securities of the party that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 20% or more of the total voting power of the party.

4.02 Superior Proposals

Either River or Wesdome (the "Receiving Party", being the party having received an Acquisition Proposal, and the other party then being referred to as the "Non-Receiving Party") or the directors thereof may, in respect of any Acquisition Proposal received by them prior to the approval by the shareholders of the Receiving Party for the Amalgamation, change their recommendation to their shareholders regarding the approval of the Amalgamation (a "Recommendation Change") if prior to the Recommendation Change: (i) they have determined that such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined) and advised the Non-Receiving Party of that fact and their intention to make a Recommendation Change; (ii) the Non-Receiving Party has been provided with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted); and (iii) five business days have elapsed from the later of the date on which the Non-Receiving Party received the material required to be provided to it pursuant to (i) and (ii). The Receiving Party and the Non-Receiving Party agree that if the Non-Receiving Party so elects, during the five business day period referred to in (iii), they and their financial and legal advisors shall negotiate in good faith to make such adjustments to the terms and conditions of this agreement as would enable the Receiving Party to not make its Recommendation Change, while allowing their respective boards of directors to comply with their fiduciary duties under applicable law. During such five business day period, the Receiving Party shall not enter into any agreement in respect of the Superior Proposal with the party making the Superior Proposal; provided, however, that the Receiving Party may, during that time, enter into or continue discussions with such party, but such discussions shall in no way affect the rights of the Non-Receiving Party under this agreement to require that the Receiving Party hold a special meeting of its shareholders to consider the Amalgamation and, if the Receiving Party's shareholders approve the Amalgamation and the other conditions for the Receiving Party's benefit are satisfied or waived, proceed to complete the Amalgamation.

The Receiving Party's board of directors may communicate to the shareholders of the Receiving Party their Recommendation Change in such manner as they may elect, including the issuance of a press release and such other communication they determine necessary. The first public announcement or other communication to Receiving Party shareholders of the Recommendation Change is referred to as the "Change Date".

At any time following the Change Date, the Non-Receiving Party may elect, by notice in writing to the Receiving Party, to terminate this agreement pursuant to Section 4.04 hereof, and upon the Non-Receiving Party so doing, the Receiving Party will be obliged to make the payment contemplated by, and in accordance with, Section 4.03 hereof; alternatively, notwithstanding any Recommendation Change, the Non-Receiving Party may require the Receiving Party to hold its special meeting, and if the Non-Receiving Party takes no action, it shall be deemed to have not terminated the agreement and the Receiving Party will proceed to hold its special meeting.

As used in this agreement, "Superior Proposal" means a bona fide unsolicited Acquisition Proposal received after the date hereof that: (A) is not conditional on obtaining financing, (B) in respect of which the directors of River or Wesdome, as the case may be, have determined in good faith, after consultation with, and receiving advice (which may include a written opinion) from, as appropriate, their financial, legal and other advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which results in the holders of the River Shares or Wesdome Shares, as the case may be, receiving consideration of greater value per share than is available to them as a result of the Amalgamation. The parties acknowledge that the Amalgamation represents a strategic transaction for both companies and in assessing whether the Acquisition Proposal is a "Superior Proposal" they will consider the long term benefits which are offered to the shareholders by virtue of the business combination.

4.03 **Compensation Fee**

If:

(a) the Non-Receiving Party terminates this agreement in accordance with Section 4.04 hereof;

(b) following a Recommendation Change to shareholders by a Receiving Party in accordance with Section 4.02 hereof, the shareholders of the Receiving Party do not approve the Amalgamation at the meeting duly called for such purpose; or

(c) (i) following the date of this agreement a party becomes a Receiving Party in respect of an Acquisition Proposal that has been publicly announced or otherwise disclosed to the public (whether or not the Acquisition Proposal is determined to be a Superior Proposal), (ii) the shareholders of the Receiving Party do not approve the Amalgamation at the meeting duly called for such purpose and (iii) within 250 days following the date of such meeting of shareholders the Receiving Party accepts, approves or recommends, or enters into an agreement (whichever occurs first) with respect to any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar amalgamation which would or could, in any case, constitute a de facto change of control, whether or not such amalgamation is the Acquisition Proposal received following the date of this agreement,

(any such event being a "Triggering Event"), then the Receiving Party shall pay the Non-Receiving Party an amount in cash equal to $500,000. Such payment will be made by the Receiving Party in immediately available funds to an account designated by the Non-Receiving Party. Such payment shall be made, in the circumstances set forth in Subsection 4.03 (a) or (b) hereof, within three business days of the termination of the agreement by the Non-Receiving Party or the vote by the shareholders at the special meeting, and, in the circumstances set forth in Subsection 4.03(c) above, at the time that is the first to occur of such Acquisition Proposal being accepted, approved or recommended or an agreement with respect to such Acquisition Proposal being executed. The obligation to make any payment required by this paragraph shall survive any termination of this Agreement.

Wesdome and River hereby each acknowledge that the payment amount set out in this subparagraph is a payment of liquidated damages which is a pre-estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and is not a penalty. River and Wesdome hereby irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by the Non-Receiving Party, the Non-Receiving Party shall have no further claim against the Receiving Party in respect of the failure to complete the Amalgamation, provided that nothing herein shall preclude the Non-Receiving Party from seeking injunctive relief to restrain any breach or threatened breach by the Receiving Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith. In addition, neither party is precluded from seeking damages in respect of any breach of this Agreement by the other party which breach occurred prior to the termination hereof.

4.04 **Termination:**

This Agreement may be terminated by:

(a) the mutual consent of the parties hereto;

(b) the Non-Receiving Party in the circumstances permitted by Section 4.02 hereof; or

(c) River or Wesdome (as used in this subparagraph, the "first party"), if the other party provides notice of its inability to comply with any of the covenants, conditions or agreements to be complied with or satisfied by it hereunder and provides to the first party such details and supporting materials relating to such inability as the first party shall reasonably request in order to assess the impact thereof; or

(d) River or Wesdome, in the event that the Information Circular for the Meetings has not been mailed to their security holders on or prior to January 31, 2006 or the Amalgamation has not been completed by March 31, 2006 as a result of the failure of one or more of the conditions in a party's favour to be satisfied (or waived by that party).

The date upon which this agreement is terminated pursuant to this Section 4.04 is referred to herein as the "Termination Date". Termination of this agreement shall not relieve either party of the obligations it may then have pursuant to Section 4.03 and Sections 6.02 and 6.04 hereof.

ARTICLE V - AMENDMENT

5.01 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the parties hereto without further notice to or authorization on the part of the holders of Wesdome Shares or River Shares (provided that such amendment does not materially adversely change the consideration to be received by the holders of Wesdome Shares) without the prior approval of such holders in the same manner as required for the Amalgamation and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies in, or modify, any representation contained herein or in any document delivered pursuant hereto;

(c) cure any ambiguity in or correct or supplement any provision hereof;

(d) to the extent permitted by law and the applicable regulatory authorities, waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties herein; and/or

(e) amend this Agreement in accordance with or to comply with the directions or requirements of any regulatory authority.

ARTICLE VI - GENERAL

6.01 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.02 Expenses

Whether or not the Amalgamation becomes effective and, except as hereinafter provided, each of Wesdome and River shall pay its own expenses in connection with the preparation and execution of this Agreement and the transactions contemplated hereby or incidental hereto.

6.03 **Assignment**

No party may assign its rights or obligations under this Agreement without the prior written consent of each of the other parties hereto.

6.04 **Announcements**

Each of the parties hereto shall cooperate with the others in releasing information concerning this Agreement and the Amalgamation and shall furnish to the others drafts of all releases prior to publication; provided, however, that nothing contained herein shall prevent any party at any time from furnishing any information to any governmental agency, stock exchange or regulatory authority or as otherwise required by law.

6.05 **Notices**

Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to a party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is delivered personally to an officer or director of such party at Suite 1305, 8 King Street East, Toronto, Ontario M5C 1B5 Attention: Secretary or to such other address as the party entitled to or receiving such notice, designation, communication, request, demand or other document shall, by a notice given in accordance with this section, have communicated to the party giving or sending or delivery such notice, designation, communication, request, demand or other document. Any notice, designation, communication, request, demand or other document given or sent or delivered as aforesaid shall be deemed to have been given, sent, delivered and received on the date of delivery.

6.06 **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

RIVER GOLD MINES LTD.

Per:________________________

WESDOME GOLD MINES INC.

Per:________________________

9162-6812 QUÉBEC INC.

Per:________________________

SCHEDULE "A'

FORM OF AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the • day of December, 2005.

BETWEEN:

RIVER GOLD MINES LTD., a company existing under the laws of the Province of Ontario,

(hereinafter referred to as "River")

\- and -

WESDOME GOLD MINES INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Wesdome")

\- and -

9162-6812 QUÉBEC INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Subco")

WHEREAS Wesdome and Subco, which is a wholly-owned subsidiary of River, have agreed to amalgamate pursuant to Part 1A of the *Companies Act* (Québec) (the "Companies Act") upon the terms and conditions hereinafter described and for such purpose River has agreed to issue its common shares as hereinafter provided;

AND WHEREAS the Amalgamation (as defined herein) will not contravene section 123.116 of the Companies Act;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set forth:

"Act" means the *Companies Act* (Québec).

"Agreement", "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

"Amalgamated Corporation" means the continuing corporation constituted upon the Amalgamation becoming effective.

"Amalgamating Corporations" means Wesdome and Subco.

"Amalgamation" means the amalgamation of Wesdome and Subco under the provisions of the Act as contemplated in this Agreement.

"Articles of Amalgamation" means the Articles of Amalgamation with respect to the Amalgamation.

"Common Shares" means the common shares in the capital of the Amalgamated Corporation.

"Companies Act" means the *Companies Act* (Québec);

"Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the Act giving effect to the Amalgamation.

"River" means River Gold Mines Ltd.

"River Shares" means the common shares in the capital of River as constituted on the Effective Date.

"Subco" means 9162-6812 Québec Inc.

"Subco Share" means the common share in the capital of Subco.

"Transfer Agent" means Computershare Investor Services Inc.

"Wesdome" means Wesdome Gold Mines Inc.

"Wesdome Options" means the stock options granted pursuant to the stock option plan of Wesdome dated December 29, 1999 and remaining unexercised and unexpired.

"Wesdome Shares" means the common shares in the capital of Wesdome as constituted on the Effective Date.

"Wesdome Warrants" means common share purchase warrants of Wesdome, each such warrant entitling the holder thereof to purchase one Wesdome Share on or before August 10, 2006 at a price of $1.70 or $1.50 per share.

1.02 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03 Number, etc.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.04 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

ARTICLE II
THE AMALGAMATION

2.01 The Amalgamation

The Amalgamating Corporations hereby agree to amalgamate pursuant to the provisions of Part 1A of the Act and to continue as one corporation on the terms and conditions herein set forth. In this regard, each of River, Wesdome and Subco shall take all steps as are necessary or desirable for the implementation of the Amalgamation and the filing of the Articles of Amalgamation with the General Inspector of Financial Institutions pursuant to Section 123.118 of the Act. At the Effective Date:

(a) the amalgamation of Wesdome and Subco and their continuance as one corporation shall become effective;

(b) the property of each of Wesdome and Subco shall continue to be the property of the Amalgamated Corporation;

(c) the Amalgamated Corporation shall continue to be liable for the obligations of each of Wesdome and Subco;

(d) any existing cause of action, claim or liability to prosecution with respect to either Wesdome or Subco shall be unaffected;

(e) any civil, criminal or administrative action or proceeding pending by or against either Wesdome or Subco may be continued to be prosecuted by or against the Amalgamated Corporation; and

(f) the Articles of Amalgamation shall be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Corporation.

ARTICLE III
AMALGAMATED CORPORATION

3.01 Name

The name of the Amalgamated Corporation shall be "Wesdome Gold Mines Inc."

3.02 Business of the Amalgamated Corporation

The shall be no restriction or limit on the business or businesses which the Amalgamated Corporation is authorized to carry on.

3.03 Registered Office

The registered office of the Amalgamated Corporation shall be located in the City of Montréal.

3.04 Authorized Capital

The authorized capital of the Amalgamated Corporation shall consist of an unlimited number of shares without par value designated as "Common Shares".

3.05 Rights, Privileges, Restrictions and Conditions Attaching to the Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(a) Each holder of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Amalgamated Corporation, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each Common Share held by such holder.

(b) The holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive dividends if and when declared by the board of directors of the Amalgamated Corporation.

(c) In the event of any liquidation, dissolution or winding-up of the Amalgamated Corporation or other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive the remaining property or assets of the Amalgamated Corporation.

3.06 Directors

(a) **Minimum and Maximum.** The number of directors of the Amalgamated Corporation shall be one.

(b) **First Director.** The first director of the Amalgamated Corporation, who shall hold office until the first annual meeting of the shareholders of the Amalgamated Corporation or until his successor is duly elected or appointed, shall be the person whose name, address and Canadian residence status appear below:

Name	Residence Address	Canadian Resident
Donald D. Orr	15 Whitecroft Place Etobicoke, Ontario M9A 4T3	Yes

3.07 Officers

The officers of the Amalgamated Corporation shall, until changed by the directors of the Amalgamated Corporation, be as follows:

Office	Name
President	Paul Cregheur

Secretary | Donald D. Orr

3.08 By-Laws

The by-laws of the Amalgamated Corporation shall be the by-laws of Subco until repealed, amended or altered.

ARTICLE IV
ISSUANCE OF RIVER SHARES AND COMMON SHARES UPON THE AMALGAMATION

4.01 Exchange of Wesdome Shares

Upon the consummation of the Amalgamation the Wesdome Shares, Wesdome Warrants and Wesdome Options which are issued and outstanding immediately prior to the Effective Date shall be dealt with as follows:

(a) each issued and outstanding Wesdome Share, other than those held by River, shall be exchanged for River Shares on the basis of one River Share for each one Wesdome Share;

(b) each issued and outstanding Wesdome Warrant shall be assumed by River;

(c) each issued and outstanding Wesdome Option shall be assumed by River;

(d) Wesdome Shares held by River shall be cancelled without any repayment therefor.

4.02 Issuance of Common Shares

Upon the Amalgamation, the Subco Share held by River shall be exchanged for one Common Share and, as consideration for the issue of River Shares to the holders of Wesdome Shares, other than River, River will also receive one Common Share for each River Share so issued.

4.03 Issuance of Certificates Representing River Shares

At or promptly after the Effective Date, River shall deposit with the Transfer Agent, for the benefit of the holders of Wesdome Shares who will receive River Shares in connection with the Transaction, certificates representing the maximum number of River Shares that are issuable in connection with the Amalgamation. Upon surrender to the Transfer Agent of a certificate which immediately prior to or upon the Effective Date represented Wesdome Shares in respect of which the holder is entitled to receive River Shares in connection with the Amalgamation, together with a duly completed letter of transmittal and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefore, and after the Effective Date the Transfer Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of River Shares which such holder has the right to receive. In the event of a transfer of ownership of Wesdome Shares that was not registered in the securities register of Wesdome, a certificate representing the proper number of River Shares may be issued to the transferee if the certificate representing such Wesdome Shares is presented to the Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.03, each certificate which immediately prior to or upon the Effective Date represented one or more Wesdome Shares, under the Amalgamation, that were exchanged or were deemed to be exchanged for River Shares shall be deemed at all time after the Effective Date to represent only the right to receive upon such surrender a certificate representing that number (rounded down to the nearest whole number) of River Shares which such holder has the right to receive.

4.04 Lost Certificates

In the event any certificate which immediately prior to the Effective Date represented one or more outstanding Wesdome Shares that were exchanged pursuant to the Amalgamation shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Wesdome Shares claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more River Shares pursuant to Section 4.03 hereof in each case deliverable in accordance with the Amalgamation. The holder to whom certificates representing River Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to River, Wesdome and the Transfer Agent in such sum as River or Wesdome may direct or otherwise indemnify River or Wesdome in a manner satisfactory to River or Wesdome against any claim that may be made against River or Wesdome with respect to the certificate alleged to have been lost, stolen or destroyed.

4.05 Extinguishment of Rights

Any certificate which immediately prior to the Effective Date represented outstanding Wesdome Shares that has not been deposited with all other instruments required by Section 4.03 hereof on or prior to the earlier of the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a holder of River Shares. On such date, the River Shares (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to River, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of River, Wesdome or the Transfer Agent shall be liable to any person in respect of River Shares (or dividends and/or distributions thereon) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.06 Withholding Rights

River, Wesdome and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of River Shares or Wesdome Shares such amounts as River, Wesdome or the Transfer Agent is required to deduct and withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Wesdome Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate tax authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the consideration otherwise payable to the holder, River, Wesdome and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to River, Wesdome or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and River, Wesdome or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.07 Termination of Depositary

Any River Shares that remain undistributed by the Transfer Agent to former holder of Wesdome Shares 24 months after the Effective Date shall be delivered to River, upon demand thereof, and holders of certificates previously representing Wesdome Shares who have not theretofore complied with section 4.03 hereof shall thereafter look only to River for payment of any claim to River Shares or dividends or distributions, if any, in respect thereof.

ARTICLE V
ARTICLES OF AMALGAMATION

5.01 Articles of Amalgamation

The Amalgamating Corporations shall jointly file under the Act, Articles of Amalgamation and such other documents as may be required by the Act to give effect to the Amalgamation.

5.02 Modification or Amendment

The Amalgamating Corporations and River and each of them may, by resolution of their respective boards of directors, assent to any modification of this Agreement which their respective shareholders, directors or any regulatory authority may require, and this Agreement shall be deemed to include such modifications.

ARTICLE VI
GENERAL

6.01 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF this Amalgamation Agreement has been executed by the parties hereto.

RIVER GOLD MINES LTD.

Per:______________________________

WESDOME GOLD MINES INC.

Per:______________________________

9162-6812 QUÉBEC INC.

Per:______________________________

SCHEDULE "B"

WESDOME – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

Wesdome Gold Mines Inc.
Summary of Convertible Securities
As at December 13, 2005

WARRANTS

Purchaser	Exercise Price	Potential Common Shares	Expiry Date
David Malach	$1.70	8,300	August 10, 2006
Eldon J. Bennett	$1.70	8,300	August 10, 2006
Marion T. Morrison	$1.70	2,500	August 10, 2006
Antje Sperling	$1.70	2,000	August 10, 2006
Mark P. Eaton	$1.70	25,000	August 10, 2006
Canada Dominion Resources 2005 Limited Partnership	$1.70	200,000	August 10, 2006
CMP 2005 Resources Limited Partnership	$1.70	800,000	August 10, 2006
2035718 Ontario Inc.	$1.70	15,000	August 10, 2006
MSP 2005 Resource Limited Partnership	$1.70	500,000	August 10, 2006
Westwind Partners Inc.	$1.50	101,471	August 10, 2006
Research Capital Corporation	$1.50	40,589	August 10, 2006
Pollitt & Co. Inc.	$1.50	40,589	August 10, 2006
Loewen, Ondaatje, McCutcheon Limited	$1.50	20,294	August 10, 2006
Total		**1,764,043**	

SCHEDULE "B" (continued)

WESDOME – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

OPTIONS Holder	Exercise Price	Potential Common Shares	Number Exercisable	Expiry Date
Blais, M	$1.30	30,000	12,000	January 13, 2009
Castonguay, J	$1.30	100,000	40,000	January 13, 2009
Cregheur, P	$1.30	250,000	100,000	January 13, 2009
Dessureault, L	$1.30	50,000	20,000	January 13, 2009
Jeansonne, P	$1.30	50,000	20,000	January 13, 2009
Jolicoeur, R	$1.30	30,000	12,000	January 13, 2009
Landis, R	$1.30	30,000	12,000	January 13, 2009
Martineau, J	$1.30	30,000	12,000	January 13, 2009
Perreault, C	$1.30	150,000	60,000	January 13, 2009
Toussaint, R	$1.30	100,000	40,000	January 13, 2009
Bouvier, Y	$1.80	50,000	20,000	March 17, 2009
Chevrier, R	$1.80	25,000	10,000	March 17, 2009
Couture, R	$1.80	25,000	10,000	March 17, 2009
Deslauriers, L	$1.80	50,000	20,000	March 17, 2009
Lafleur, M	$1.80	25,000	10,000	March 17, 2009
Leclerc, S	$1.80	75,000	30,000	March 17, 2009
Terreault, P	$1.20	100,000	40,000	September 1, 2009
Arscott, P	$1.40	50,000	10,000	December 20, 2009
Dubois, S	$1.40	75,000	15,000	March 3, 2010
Terreault, P	$1.40	75,000	15,000	March 3, 2010
Brousseau, G	$1.40	25,000	5,000	March 3, 2010
Major, F	$1.40	25,000	5,000	March 3, 2010
Croteau, A	$1.40	10,000	2,000	March 3, 2010
Total		**1,430,000**	**520,000**	

SCHEDULE "C"

RIVER – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

River Gold Mines Ltd.
Summary of Convertible Securities
As at December 13, 2005

WARRANTS

Purchaser	**Exercise Price**	**Potential Common Shares**	**Expiry Date**
Sprott Strategic Offshore Gold Fund Ltd.	$1.20	250,000	July 21, 2006
Sprott Gold and Precious Metals Fund	$1.20	500,000	July 21, 2006
Murray H. Pollitt	$1.20	25,000	July 21, 2006
Tocqueville Gold Partners LP	$1.20	25,000	July 21, 2006
Tocqueville Gold Offshore Fund Ltd.	$1.20	225,000	July 21, 2006
Phoenix Gold Fund limited	$1.20	125,000	July 21, 2006
Alexander Christ	$1.20	300,000	July 21, 2006
Josie Durante	$1.20	35,000	July 21, 2006
Maralisa Durante Gargiuto	$1.20	15,000	July 21, 2006
Account #434 by its manager, Mackenzie Financial Corp	$1.20	250,000	July 21, 2006
Westwind Partners Inc.	$1.05	113,750	July 21, 2006
Research Capital Corporation	$1.05	45,500	July 21, 2006
Pollitt & Co. Inc.	$1.05	45,500	July 21, 2006
Loewen, Ondaatje, McCutcheon Limited	$1.05	22,750	July 21, 2006
Total		**1,977,500**	

SCHEDULE "C" (continued)

RIVER – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

Options	Exercise Price	Potential Common Shares	Expiry Date
Options	$0.90	5,000	June 30, 2010
Options	$0.95	15,000	October 31, 2010
Options	$0.95	255,000	November 30, 2010
Options	$0.99	5,000	May 31, 2010
Options	$1.00	5,000	April 30, 2010
Options	$1.00	30,000	July 7, 2010
Options	$1.00	120,000	November 30, 2010
Options	$1.10	5,000	September 26, 2010
Options	$1.10	35,000	September 27, 2010
Options	$1.24	30,000	March 31, 2010
Options	$1.25	10,000	August 31, 2010
Options	$1.39	10,000	February 28, 2010
Options	$1.40	150,000	March 11, 2010
Options	$1.41	5,000	January 31, 2010
Options	$1.50	33,000	February 1, 2006
Options	$2.10	40,000	October 31, 2009
Options	$2.10	5,000	December 1, 2009
Options	$2.25	90,000	November 17, 2009
Options	$2.30	25,000	August 31, 2009
Options	$2.65	250,000	June 25, 2009
Options	$3.00	210,000	April 29, 2009
Options	$3.33	92,000	January 22, 2008
Options	$3.50	20,000	April 25, 2007
Total		**1,445,000**	

Exhibit 10

RIVER GOLD MINES LTD.

Suite 1305, 8 King Street East
Toronto, Ontario
M5C 1B5

ANNUAL INFORMATION FORM
For the year ended December 31, 2004

March 31, 2005

TABLE OF CONTENTS

PRELIMINARY NOTES

In this Annual Information Form, information is given as at December 31, 2004 unless stated otherwise.

Mineral reserves and resources estimates included in this Annual Information Form have been calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by Canadian securities regulators. The terms "mineral reserves", "proven mineral reserves" and "probable mineral reserves" used herein have the meanings ascribed thereto in the Canadian Institute of Mining Standards on Mineral Resources and Reserves Definitions and Guidelines. Reserves estimates included herein have been prepared by George Mannard, P.Geo., Vice President, Exploration of River Gold Mines Ltd., "Qualified Person" in accordance with NI-43-101.

RIVER GOLD MINES LTD.

1. CORPORATE STRUCTURE

1.1 Incorporation

River Gold Mines Ltd. (the "Company" or "River Gold") was incorporated under the laws of the Province of British Columbia on October 21, 1980 under the name "Central Crude Ltd.". By Articles of Amendment effective January 8, 1991, the original articles of the Company were deleted in their entirety and replaced and its authorized capital was increased. Effective July 2, 1991, Articles of Continuance were filed in the Province of Ontario such that the Company is presently governed by the *Business Corporations Act* (Ontario). By Articles of Amendment effective July 27, 1994, the Company changed its name to River Gold Mines Ltd.

The Company's registered and principal office is at 8 King St. East, Suite 1305, Toronto, Ontario M5C 1B5. Telephone: (416) 360-3743, Facsimile: (416) 360-7620, e-mail: rivgold@idirect.ca, website: www.rivergoldmine.com

The Company also owns 61% of the common shares of Moss Lake Gold Mines Ltd. (the "Subsidiary" or "Moss Lake"). Moss Lake was incorporated under the Business Corporations Act (Ontario) on October 31, 1994. Its total assets do not exceed 10% of those of the Company and it shares the same registered head office as River Gold.

1.2 Inter-Corporate Relationships

On December 31, 2004, Western Québec Mines Inc. ("Western Québec"), a mining company incorporated pursuant to Part 1A of the Companies Act (Quebec) and whose securities are listed on the TSX Exchange, owned 34% of the Company's common shares. The following chart illustrates inter-corporate relationships.



Western Québec Mines Inc.
(Québec)
45%
34%
Wesdome Gold Mines Inc.
(Québec)
River Gold Mines Ltd.
(Ontario)
100%
61%
Wesdome Resources Ltd.
(Québec)
Moss Lake Gold Mines Ltd.
(Ontario)

Additionally, there are certain relationships in terms of common management within the structure of these inter-corporate relationships which, with a view towards clarifying disclosure, are tabulated below.

	Occupation	Position or Office	Director Since	Western Québec Mines Inc.	River Gold Mines Ltd.	Wesdome Gold Mines Inc.	Moss Lake Gold Mines Ltd.
John Bate Mississauga, Ontario	President/General Mgr John Bate & Associates Ltd a design-build contractor	Director	1997		X *		
A. David Birkett Calgary, Alberta	President of Landis Mining Corporation	Director	1999				X *
		V-Pres, Corporate Development					X
Marc Blais St-Lambert, Québec	President of Dynacor Mines Inc	Director	1999			X *	
Paul Cregheur Harricana Ouest, Québec	President, Wesdome Gold Mines Inc	Director	2003			X	
		President				X	
	Vice-President, Operations Western Québec Mines Inc River Gold Mines Ltd	Vice-President, Operations		X	X		
John Hilland Calgary, Alberta	Consulting Geologist	Director	2004				X *
Roger W Jolicoeur Dubuisson, Québec	Mining Consultant	Director	1999			X *	
Robert K Landis Weston, Mass.	Private Investor	Director	2001	X *			
George Mannard Toronto, Ontario	Vice-President, Exploration River Gold Mines Ltd	Director	1994				X
		President					X
		V-Pres, Exploration			X		
Jean Martineau Blainville, Québec	Chairman of the Board, Dynacor Mines Inc	Director	1999			X *	
Brian Northgrave Ottawa, Ontario	Consultant	Director	2004	X *			
Donald Orr Toronto, Ontario	Secretary-Treasurer of the Company	Director	1984	X			
		Director	1994		X		
		Secretary-Treasurer		X	X	X	X
M. Douglas Pollitt Toronto, Ontario	Analyst, Pollitt & Co Inc an investment dealer	Director	1999	X *			
		Director	1994				X *

	Occupation	Position or Office	Director Since	Western Québec Mines Inc.	River Gold Mines Ltd.	Wesdome Gold Mines Inc.	Moss Lake Gold Mines Ltd.
Murray H Pollitt	President, Pollitt & Co Inc	Director	1985	X			
Toronto, Ontario	an investment dealer	Director	1994		X		
		Director	2001			X	
		Chairman of the Bd		X			
		President			X		
Barry G Smith	Businessman	Director	1991	X			
Oakville, Ontario		Director	2005		X	X	
		Chairman of the Bd			X		
		President		X			
Rowland Uloth Burlington, Ontario	President, Rosedale Group a logistics company	Director	1999		X *		
James Wheeler London, England	Investment Manager GAM London Limited	Director	2004		X *		

* *Audit Committee*

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

On March 1, 1994 Western Québec Mines Inc. ("Western Québec") purchased control of the Company (then Central Crude Ltd.) from Hemlo Gold Mines Inc., when the Company was basically dormant. The Eagle River Property (as hereinafter defined), the main property of the Company, had existing underground development and near surface reserves. During 1994, Western Québec announced its intention to restructure its interest in the Company and the Eagle River Property so that the Company would own 100% of the Eagle River Property and obtain the financing necessary to bring the property into commercial production. The Company commenced commercial production on January 1, 1996 and has been in continuous production since this time. The Company's properties have produced 734,000 ounces of gold as of December 31, 2004.

The Company is a fully integrated gold producer operating near Wawa, Ontario. In 2004, the Company owned and operated the Eagle River Mine, the Mishi Mine, and the River Gold Mill. In 1998 the Company acquired the Mishi property located near the River Gold Mill. In 2000, the Company acquired a 75% joint venture interest in the Magnacon properties. In 2003, the Company commenced an underground exploration program at Magnacon with the dual purpose of evaluating its potential and providing access to resources on the neighbouring Mishi property. In 2004, its ninth year of production, the Company produced 71,000 ounces of gold (2003 – 74,000 ounces). Expenditures in 2004 on exploration and development totalled $7.1 million (2003 - $7.2 million). As of December 31, 2004 the Company had 200 full-time employees. For a comprehensive history of the business development of the Company, the reader is referred to the Company's 2003 Annual Information Form at www.sedar.com.

2.2 Three Year History

During this period (2002 – 2004), the Company produced gold from three properties (Eagle River, Mishi and Edwards), conducted exploration and underground development at Magnacon, disposed of one property (Edwards), completed a series of small financings primarily to fund exploration and invested in the Subsidiary to fund its exploration work. A brief chronological description of these developments follows.

Production (ounces of gold per annum)

Property	2002	2003	2004	Total
Eagle River	73,938	70,781	66,800	211,519
Edwards	2,028	-	-	2,028
Mishi	2,838	3,256	4,200	10,294
Total (oz)	**78,804**	**74,037**	**71,000**	**223,841**

In September, 2001, the Edwards mine was closed due to depletion of reserves. In July, 2002, the Company sold the Edwards property and its related reclamation obligations to Strike Minerals Inc. ("Strike") for $40,000 and 500,000 common shares of Strike. Gold production in 2002 came from remaining stockpiles.

Financial Arrangements

In the spring of 2002, the Company repaid certain debt owing to Western Québec. In March, 2002, the Company repaid a 4,000 ounce gold loan, and the balance of a loan from May, 1994 related to the original restructuring agreement involving acquisition of the Eagle River property. On April 30, 2002, the Company repaid a $2.0 million loan. These were related party loans.

In 2003, the Company repaid the remaining $600,000 principal amount of promissory notes, issued in 1999. These notes had 600 warrants exercisable at $1.40 per common share attached to each $1,000 in principal. All 600,000 warrants were exercised in the amount of $840,000. These transactions eliminated outstanding debt obligations.

Also, on November 1, 2002, the Company paid $2.9 million to Western Québec to buy out a Management Agreement whereby Western Québec was entitled to 7.5% of expenditures on exploration work, 5% of expenditures on pre-production development work and 2.5% of expenditures on commercial production. As this was a related party transaction, the price was subject to an independent valuation by First Associates Investments Inc., an investment firm, and was considered and approved by a committee of independent directors of the Company.

In October, 2003, 2,602,413 warrants related to a 2001 Rights Issue were exercised at $1.35 netting the Company $3.5 million.

In order to fund exploration, the Company issued the following flow-through shares:

2002	571,429 shares @ $3.50 per share to net $1.9 million
2003	571,429 shares @ $3.50 per share to net $1.9 million
2004	950,000 shares @ $3.45 per share to net $3.15 million

During the relevant period, the Company continued to fund the Subsidiary by purchasing common shares for working capital or in settlement of advances owing. These investments are summarized below.

2002	3,000,000 shares @ $0.15 per share for $450,000
2003	4,000,000 shares @ $0.12 per share for $480,000
2004	330,000 shares @ $0.15 for $49,500

As of December 31, 2004, the Company owned 24,119,445 Moss Lake common shares or 61% of the issued and outstanding shares.

3. DESCRIPTION OF THE BUSINESS

3.1 General

The Company is a mining, exploration and development business and has been producing gold and generating revenues of over $30 million annually for nine years. As such, it is considered a "Producing Issuer" under National Instrument 43-101 and is exempt from certain independent mineral reserves and resources estimation requirements. The Company believes estimates performed by in-house personnel with intimate knowledge and operational experience, are more reliable and less costly. Periodically, independent reviews by expert consultants have been undertaken to provide comfort and direction to the Board of Directors of the Company.

The principal product of the Company is gold in the form of doré bars. The gold is further refined at the Royal Canadian Mint to produce gold that meets international delivery standards. The gold is refined under commercially competitive terms common to the industry. About one ounce of by-product silver is recovered for each ten ounces of gold. Gold is sold on numerous markets worldwide and, at any time, it is not difficult to ascertain the current market price. The Company is not dependent upon any one customer.

3.2 The Eagle River Property

The Eagle River property consists of 324 mining claims totalling about 5,250 hectares of which 48 of the claims are covered by two 21 year renewable leases which expire in the year 2012. The leases are issued by the Government of Ontario. Renewal of leases is only permitted if, among other things, actual production has occurred during the term of the lease continuously for at least one year or a reasonable effort has been made to bring the property into production. Certain of the claims are subject to a 2% net smelter return royalty in favour of the original holders of such claims.

Location, Access and Infrastructure

The Eagle River Property is located about 50 kilometres west of the town of Wawa, Ontario, in the Mishibishu Lake area. Access by road to the property from Wawa is about 120 kilometres, travelling westward along Trans-Canada Highway 17, and then southward to the River Gold Mill (formerly the Magnacon mill) along a gravel road. The distance from the mill to the Eagle River Property is about 17 kilometres along a gravel road.

The climate in this area is typically hot in the summer with snow and cold weather from mid-November to the end of April.

On December 31, 1996, the Company completed the acquisition of the River Gold Mill and related facilities from the previous owners for a total purchase price of $3.3 million representing a $2.95 million cash payment for the mill and the assumption of certain liabilities related to the mill. The previous owners retained the right to process through the mill up to an aggregate 106,000 dry metric tonnes of ore per year on a first-come-first-served basis. Simultaneously with the acquisition of the 75% interest in the Magnacon Mine properties, this milling right was reduced to 50,000 dry metric tonnes per year effective April 1, 2000. The Company rehabilitated the mill and tailings disposal area in 1995 and 1996, spending a total of $2.0 million. During 1999, a $1.2 million mill expansion was completed. This project involved installing a ball mill, replacing the gold presses (precipitate collection), repairing the existing filters, adding a fourth filter and modifying the solutions and slurry circuits. The mill can process about 1,000 tonnes per day and employs the Merrill-Crowe zinc precipitation process. In 2004, the mill processed 290,000 tonnes at a recovered grade of 7.6 grams of gold per tonne. Daily throughput averaged 825 tonnes per day compared to 735 tonnes per day in 2003. Recoveries averaged 96%. In 2002, the Company expanded the mill's tailings pond capacity at a capital cost of $1.1 million. In 2003, $0.48 million was invested to rebuild the jaw crusher and the loading ramp.

Regional Geology and Mineralization

The Mishibishu greenstone belt is a broad, arcuate belt about 60 kilometres in length and up to 18 kilometres wide. It is located near the northeast corner of Lake Superior, west of the town of Wawa and east of Pukaskwa Depot. This belt is part of the Wawa Subprovince of the Superior Province of Archean age.

Within the Mishibishu greenstone belt, two separate assemblages are recognized, the Catfish Assemblage and the Mishi Assemblage. The Catfish Assemblage is further divided into two segments. The larger segment, the Pukaskwa-Point Isacor Segment ("PPIS"), occupies most of the southern part of the

Mishibishu greenstone belt. The Eagle River Property is located within the PPIS.

The PPIS contains magnesium-rich tholeiite, calc-alkaline andesite, dacite and minor rhyolite, minor sedimentary rocks and lean chert-magnetite iron formation. The magnesium-rich tholeiites predominate in the eastern part of the segment, where the Eagle River Property is located. Typically, these rocks form a north-dipping, north facing sequence.

Rocks of the PPIS are metamorphosed to greenschist metamorphic grade, though higher grades of contact metamorphism have occurred around the major intrusions within the PPIS.

Gold mineralization within the Mishibishu greenstone belt tends to occur as quartz-vein-hosted deposits located within regional zones of deformation. The Magnacon deposit is located within the Mishibishu deformation zone, while the Eagle River deposit is located within the Eagle River deformation zone.

Property Geology

The Eagle River Mine is a classic, shear-hosted, quartz vein, gold deposit. Several separate mineralized zones have been identified along a 16-kilometre strike length on the Eagle River Property. The No. 8 and No. 6 zones are hosted by shear zones which cut a quartz diorite stock. The No. 2 and No. 3 zones occur in sheared mafic volcanics immediately east of the stock, as does the HP zone identified by surface prospecting in 1995. The ore zones are vertically dipping, display moderate to steep east plunges and mineable widths of 1.5 to 7.5 metres. Deep exploration drilling has identified high grade values over mineable widths to a maximum depth of 650 metres beyond which the orebody remains open at depth.

Mineral Reserves and Resources Estimates

The following table is a summary of mineral reserve estimates at the Eagle River Mine for the year ended December 31, 2004 as compared to the year ended December 31, 2003, all as prepared by the Company's geologists:

Mineral Reserves Estimates

	2004			2003		
	Tonnes	Average Gold Grade (grams/tonne)	Contained Gold (ounces)	Tonnes	Average Gold Grade (grams/tonne)	Containe d Gold (ounces)
Proven	413,000	11.1	147,000	369,000	11.2	133,000
Probable	460,000	9.6	143,000	899,000	9.5	274,000
Total	873,000	10.3	290,000	1,268,000	10.0	407,000

Eagle River reserves estimates employ conventional longitudinal polygonal methods with 1.2 metre minimum widths, a 3.0 grams of gold per tonne geological cut-off grade, statistically-derived cutting factors and a tonnage factor of 2.7 tonnes per cubic metre.

Proven reserves include broken stope ore, surface stockpiles and blocks projected 20 metres above and below underground openings in ore (drifts). Proven reserve blocks include a dilution factor of 35%.

Probable reserves are based on drilling information beyond 20 metres from underground openings. Ore limits are projected halfway between known data points or 20 metres beyond known data points.

After taking into account the 246,000 tonnes milled in 2004, and the identification of 179,000 tonnes of new reserves in 2004, the mineral reserves at the end of 2004 represent a net loss of 149,000 tonnes, compared to 2003 figures. The major change in comparative figures is adherence to a new cut-off grade of 8.0 grams of gold per tonne for stoping units in the 2004 estimate. Stoping blocks with average grades below 8.0 grams of gold per tonne are now reported as additional mineral resources. These "demoted" blocks account for about two thirds of the additional mineral resources and retain their diluted status.

Additional Mineral Resources Estimates

	2004			2003		
	Tonnes	Average Gold Grade (grams/tonne)	Contained Gold (ounces)	Tonnes	Average Gold Grade (grams/tonne)	Containe d Gold (ounces)
Measured	64,000	7.1	15,000	-	-	-
Indicated	436,000	6.9	97,000	214,000	6.6	45,000
Total	500,000	6.9	112,000	214,000	6.6	45,000

Measured resources employ the same criteria as proven reserves and employ a dilution factor of 25%. Indicated resources employ the same criteria as probable blocks. They employ a dilution factor of 25%

except for 172,000 tonnes grading 7.1 grams of gold per tonne, which are included with no dilution factor applied.

Production

The Eagle River mine commenced commercial production on January 1, 1996. Mine access is via a ramp system and a 500 metre shaft with a loading pocket at 460 metres. Currently, the deepest mining level is 580 metres. Reserves are known to extend to a maximum depth of 700 metres beyond which reserves remain open. Production results for the last five years are tabled below.

Year	Ore Milled (Tonnes)	Recovered Gold Grade Mined (Grams/Tonnes)	Gold Production (Ounces)
2000	229,000	7.0	51,800
2001	246,000	8.6	68,300
2002	282,000	8.2	74,000
2003	242,000	9.1	70,700
2004	246,000	8.4	66,800

From 1996 to 2001 the primary mining method was shrinkage stoping. From 2002 to 2004 the primary mining method employed was sublevel long-hole stoping. This method resulted in excessive dilution problems and resulted in higher development costs. Currently, production is reverting to the more selective shrinkage method and production for 2005 is forecast for 70,000 ounces of gold and 80% extraction by shrinkage methods.

The Company is currently driving a main haulage drift on the 580 metre level which will serve as an exploration drilling platform from which the gold bearing structure may be traced to depths of 850 metres. A total of $1.32 million is budgeted for this exploration work in 2005 the results of which will form the basis of a capital investment decision involving deepening of the shaft.

3.3 Mishi and Magnacon Properties

The Mishi and Magnacon properties are contiguous and collectively cover a ten kilometre strikelength of a gold-bearing structure called the Mishibishu Deformation zone. The properties are 17 road kilometres north of the Eagle River mine with the River Gold mill situated on the Magnacon property. The Magnacon property consists of 66 patented and staked claims covering 1,000 hectares which are now in a mining lease. The property is operated under a joint venture owned 75% by the Company. The Mishi property located immediately west of the Magnacon consists of a 30-claim mining lease covering approximately 500 hectares and is 100% owned by the Company. The properties are traversed by an east-west secondary gravel road and host all required infrastructure for mining and milling operations.

The Magnacon property is subject to 2% Net Smelter Return royalties on production while the Mishi property is subject to a one dollar per tonne royalty on surface mined tonnes milled after the first 700,000 tonnes milled and a two dollar per tonne royalty on underground tonnage milled after the initial 700,000 tonne milled.

Regional and Property Geology and Mineralization

The Mishi and Magnacon properties cover a portion of the Mishibishu greenstone belt which is part of the Wawa Subprovince of the Archean age Superior Structural Province of the Canadian Shield. Supracrustal rocks belong to the Mishi Assemblage and consist of mafic volcanic rocks in contact with epiclastic volcanic and sedimentary rocks to the south.

These rocks strike east-west and dip approximately 40 degrees north. A regional zone of ductile deformation called the Mishibishu deformation zone traverses the Mishi and adjoining Magnacon properties and is localized along the regional mafic volcanic-sedimentary rock contact. These Archean supracrustal rocks are crosscut by a series of northeast and northwest trending crossfaults and fractures which are commonly occupied by Proterozoic diabase dykes.

In the Mishi Mine area the Mishibishu deformation zone is sandwiched between a small quart-feldspar porphyry stock to the north and a small (300 metre long) gabbroic mafic sill to the south. At the Mishi Mine mineralization is characterized by disseminated pyrite in ankerite-sericite alteration accompanied by 10% irregular smoky quartz vein stringers and lenses. A series of five en echelon mineralized lenses has been identified, one of which comes to surface and is being mined by open pit methods.

The Mishi gold deposits were found by Granges Inc. in the late 1980s. Over $10 million were spent on detailed drilling, stripping, bulk sampling and feasibility studies prior to the Company's 1998 purchase of the property for $1.4 million.

At the Magnacon property, the first records of gold occurrences date to the 1930s. In 1984, Westfield Minerals Ltd. discovered the Magnacon deposit while drill testing humus geochemical anomalies. In 1985, the Muscocho-Flanagan McAdam-Windarra joint venture was formed to explore and develop the property. Mining commenced in 1989 and was shut down in October, 1990 after producing about 40,000 ounces of gold from 265,000 tons milled. River Gold acquired a 75% interest in the property in 2000.

Gold mineralization at Magnacon is hosted by strongly deformed, folded and dislocated white quartz veins generally confined to sericite schists within the Mishibishu Deformation zone. Near the western property boundary, in the G zone area, there is some indication that gold mineralization occurs in pyrite bearing alteration zones more typical in style to known mineralization on the neighbouring Mishi property.

Mineral Resource Estimates

A mineral resource estimate has been established on the Mishi deposit with the view towards future underground development. Work to date on the Magnacon project has failed to establish a reasonable enough level of confidence in the continuity of known mineralization to estimate resources.

2004 Mineral Resource Estimate – Mishi

	Tonnes	Average Gold Grade (gAu/tonne)	Contained Gold (ounces)
Indicated Resources	1,043,000	5.1	171,000

Indicated resource estimates are based on detailed diamond drilling information for 5 known en echelon zones. Conventional polygon construction on longitudinal projections were made employing a cut-off grade of 2.0 grams of gold per tonne, a minimum width of 2.0 metres, a cutting factor of 20.0 grams of gold per tonne, a maximum projection beyond drilling information of 7.5 metres and the application of a 15% dilution factor.

Mishi Production

Mining by open pit methods at Mishi was conducted on a seasonal basis in 2002 and 2003. A remaining stockpile was milled in 2004. Production results for the last three years are summarized below.

Year	Ore Milled (tonnes)	Recovered Grade (grams/tonne)	GoldProduction (ounces)
2002	20,019	4.4	2,838
2003	26,727	3.8	3,256
2004	44,000	3.0	4,200

Open pit mining ceased in 2003 as the strategy shifted to gaining underground access via a drift to be established off the 150 metre level of the Magnacon workings. By September, 2004, this drift had advanced to the property boundary prior to work being suspended to allocate resources to the Eagle River mine. At present, this project is on hold pending improved economic conditions.

Magnacon Exploration and Development

In 2002, the Company initiated a comprehensive compilation project and 6,000 metres of drilling in 14 holes to provide a systematic regional evaluation of the Mishibishu Deformation zone. This project cost $475,000.

In 2003, the Magnacon workings were dewatered and rehabilitated and a crosscut and diamond drilling drift were established on the 150 metre level in order to drill the Magnacon Main zone at depth. The Company spent $2.5 million in 2003.

In 2004, the Company drove 800 metres of drift westward on the 150 metre level and completed 9,800 metres of detailed drilling to trace the Main zone to depth. Detailed engineering and rehabilitation work was done in order to evaluate potential mining blocks near former production areas. In September, a decision was made to suspend work and reallocate skilled labour and equipment resources to the Eagle River mine. A total of $3.9 million was spent in 2004 and results were generally discouraging. The Company intends to revisit this project when economic conditions improve.

3.4 Moss Lake Property

The Moss Lake Property is situated in Moss Lake Township, 25 kilometres south of Kashabowie which is located on the Trans-Canada highway about 115 kilometres northwest of Thunder Bay in Northwestern Ontario. The property consists of 48 mining claims and 2 mining leases (comprised of 16 former unpatented mining claims) comprising approximately 705 hectares. Freehold patents have been issued in respect of 15 of the claims. In 1999, Moss Lake paid $5,000 in full settlement of one of the underlying entitlements to a 1.25% net profits royalty. Moss Lake remains obligated to pay an underlying advance royalty of $5,469 per quarter to the remaining underlying vendors until commercial production is achieved. Upon commencement of commercial production, the Moss Lake Property is subject to an 8.75% net profits royalty to such underlying vendors in place of the underlying advance royalty payments already made.

The property hosts a large low grade gold deposit. The deposit hosts a resource of 60 million tonnes grading 1.1 grams of gold per tonne to a depth of 250 metres representing an in situ resource of 2.1 million ounces of gold. A higher grade core near existing workings has measured and indicated resources of 475,000 tonnes grading 6.2 grams of gold per tonne.

In 1999, Moss Lake acquired a 100% interest in the Fountain Lake property from Landis Mining Company and its original vendors for 4.5 million treasury shares and $45,000 cash. The Fountain Lake property consists of 149 mining claims contiguous with the Moss Lake property to the east, west and south.

The gold mineralization at the Moss Lake Property occurs in a sheared and altered "diorite" sill about 450 metres wide, striking northeast, and flanked on the north and south by felsic volcanics. The entire sill is somewhat sheared and altered with alteration consisting mainly of sericite and carbonate with lesser chlorite, hematite and epidote (there is very little silicification or quartz veining). The central part of the sill (120 - 150 metres wide) is highly sheared and altered and contains most of the known gold-bearing zones. In the central part, there are two main zones of gold mineralization which were probably one zone originally and were separated by a north-south striking fault with a displacement of about 50 metres. The more westerly zone has been called the Main Zone and the easterly, the QES Zone. In the Main Zone, the mineralized zones are fairly distinct (average thickness about 15 metres thick) but toward the east (in QES Zone) they merge into a broader zone (up to 90 metres thick) of more uniform gold mineralization. In addition to the central zones, there are several smaller zones (North Zone, Boundary Zone) associated with weaker shears parallel to the central ones. They are similar in nature to the Main and QES Zones. The mineralized zones have a near vertical dip.

The gold at the Moss Lake Property occurs mainly as fine-grained free gold associated with minor disseminated pyrite and chalcopyrite (total sulphide 2 to 3%) in the zones of most intense shearing and sericitization.

In 2003, drilling tested a felsic volcanic sequence located 2.5 kilometres southeast of the Moss Lake deposit encountering widespread gold mineralization, including an intersection of 6.9 grams of gold per tonne over 1.86 metres. In 2004, a 1,600 metre drill program followed up on this occurrence helping define two parallel pyritic zones carrying values of up to 3.1 grams of gold per tonne over 3.0 metres, 4.16 grams of gold per tonne over 1.8 metres and 5.46 grams of gold per tonne over 1.3 metres. This area merits further work.

River Gold's management views the Moss Lake deposit as a significant resource whose value will increase with higher gold prices.

4. RISK FACTORS

The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. In addition to risks described elsewhere herein, shareholders should note the following:

Nature of Mineral Exploration

The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry.

Government Regulations and Environmental Matters

The Company's activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine, the Company is not aware of any material environmental constraint affecting its properties that would preclude the economic development or operation of any specific property.

The Company has obtained approval for its closure plan for the mill, Eagle River Mine and the Mishi-Magnacon Complex and has provided security of approximately $630,000 to cover estimated rehabilitation and closure costs. In the event of any future expansion or alteration of a mine on the Eagle River Property, the Company would likely be required to amend its closure plan and could also be required to provide further security. The Company believes it is currently in compliance in all material respects with the legislation described above.

Reliance on Management

The Company is heavily reliant on the experience and expertise of its executive officers. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Economic Conditions

General levels of economic activity and recessionary conditions may have an adverse impact on the Company's business.

Reserves

Mineral reserves published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company's ability to acquire suitable properties or prospects for mineral exploration in the future.

Conflicts of Interest

Certain officers and directors of the Company are associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. Not every officer or director devotes all of their time and attention to the affairs of the Company.

Gold Price Volatility

The profitability of the Company's operations may be significantly affected by changes in the market price of gold and other mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Insurance

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution, mine floodings or other hazards against which such companies cannot insure or against which they may elect not to insure.

Additional Funding Requirements

Further exploration on, and development of, the Company's mineral resource properties, will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

5. DIVIDENDS

There is no restriction on the ability of the Company to pay dividends other than cash flow considerations. Dividend payments in the future will depend on the Company's ability to continue as a going concern and to generate earnings. The Company paid an initial dividend of $0.05 per share in the fourth quarter of 1996, a dividend of $0.03 per share in the fourth quarter of 1997 and $0.04 per share in the fourth quarter of 1998. The Company has not paid a dividend since 1998.

6. CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value of which 42,964,767 were outstanding as at December 31, 2004.

The common shares of the Company rank equally as to dividends, voting rights (one per share) and the distribution of remaining assets of the Company upon liquidation, dissolution or winding-up of the Company. Holders of common shares have no pre-emptive rights, nor any right to convert their shares into other securities.

As at December 31, 2004, there were no outstanding warrants and 1,000,000 common shares were issuable upon exercise of outstanding stock options of the Company.

7. MARKET FOR SECURITIES

The common shares of the Company are listed on the TSX Exchange under the symbol "RIV".

The following table summarizes the monthly trading history during the financial year ended December 31, 2004.

Month	High (Cdn $)	Low (Cdn $)	Volume
January, 2004	4.10	3.25	228,900
February, 2004	3.70	2.75	404,600
March, 2004	3.30	2.85	329,600
April, 2004	3.10	2.85	190,400
May, 2004	3.07	2.60	72,100
June, 2004	2.75	2.60	108,800
July, 2004	2.70	2.10	98,200
August, 2004	2.45	2.01	188,700
September, 2004	2.73	1.71	149,100
October, 2004	2.44	1.95	135,000
November, 2004	2.39	1.97	130,300
December, 2004	2.02	1.60	412,200

8. DIRECTORS AND OFFICERS

8.1 Name, Occupation, Security Holding

The names, municipalities of residence, positions, principal occupations and the year they became directors, if applicable, of the directors and officers of the Company are as follows:

Name and Municipality of Residence	Present principal Occupation or Employment	Position with Company	Year became a Director
Murray H. Pollitt Toronto, Ontario	Chairman, President of the Company President, Pollitt & Co. Inc., stockbroker	Director and President	1994
John Bate [(1)] Mississauga, Ontario	President/General Manager, John Bate & Associates Ltd., design-build contractor	Director	1997

Name and Municipality of Residence	Present principal Occupation or Employment	Position with Company	Year became a Director
Paul Cregheur Harricana Ouest, Québec	President, Wesdome Gold Mines Inc.	Vice-President of Operations	n/a
George Mannard Toronto, Ontario	Vice-President of Exploration of the Company	Vice-President of Exploration	n/a
Donald D. Orr Toronto, Ontario	Secretary-Treasurer of the Company	Director and Secretary-Treasurer	1994
Barry G. Smith Oakville, Ontario	President, B.G. Smith Inc.	Director and Chairman	2005
Rowland Uloth (1) Burlington, Ontario	President, R.W. Uloth Inc.	Director	1999
James Wheeler (1) London, England	Investment Manager, GAM London Limited	Director	2004

(1) Audit Committee member

Each of the directors are appointed for a one year term expiring at each annual meeting of the shareholders or until their successors are elected or appointed.

Each of the officers and directors of the Company has held the principal occupation or employment referred to above for the last five year period except: Paul Cregheur who from January 1998 to February 2001 had been a mining consultant.

As at December 31, 2004, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 640,655 Common Shares or 1.5% of the outstanding Common Shares. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the directors and senior officers directly.

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, or any shareholder holding a sufficient number of common shares of the Company to affect materially control of the Company:

(a) is, as at the date of this Annual Information Form or has been within the ten years preceding this date, a director or officer of any company that, while the person was acting in this capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after such person ceased to be a director or officer of that company, in that company being the subject of a cease trade or similar order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act as a director or officer of that company, that company became bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or trustee appointed to hold its assets; or

(b) has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of that person.

In 2004, Murray H. Pollitt, President and director of the Company and 75% owner of Pollitt & Co. Inc., an investment dealer, made a settlement agreement with the Ontario Securities Commission with regards to a contravention of section 76(2) of the Securities Act and clause 14.1 of National Instrument 44-101 involving pre-marketing activities in the context of bought deal financings. This was with respect to a convertible debenture bought deal financing of United Grain Growers Ltd. in November, 2002. This settlement resulted in Mr. Pollitt's registration as a trading officer being suspended for 30 days from November 17, 2004 to December 17, 2004 and a $27,000 payment in respect to costs of the investigation.

This suspension was with regards to Mr. Pollitt's activities at Pollitt & Co. Inc. and was unrelated to the affairs of the Company.

8.3 Conflicts of Interest

Certain directors of the Company also serve as directors of other companies involved in resource exploration, development and production (see section 1.2 "Inter-Corporate Relationships" and section 8.1). Consequently there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Company will be made in accordance with their duties to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare and refrain from voting on any matters in which they may have a material conflict of interest.

9. PROMOTERS

Western Québec Mines Inc., by reason of their involvement in the creation, management and affairs of the Company, may be considered as promoters of the Company within the meaning of securities legislation.

On November 1, 2002, the Company paid $2.9 million to Western Québec to buy out a Management Agreement whereby Western Québec was entitled to fees of 7.5% of exploration expenditures, 5% of pre-production development expenditures and 2.5% of production expenditures. As this was a related party transaction, the price was determined independently by First Associates Investments Inc. and approved by a committee of independent directors of the Company.

This acquisition effectively limits the influence of Western Québec over the affairs of the Company although Western Québec still exercises significant influence in terms of common management and its holding of 34% of the Company's outstanding common shares.

As of December 31, 2004, Western Québec owned 14,720,667 of the Company's 42,964,767 outstanding common shares.

10. LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company's property is subject, and no such proceedings are known to the Company to be contemplated.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the three most recently completed financial years (2002 – 2004) the following material transactions were completed with Western Québec Mines Inc.

March, 2002	A 4,000 ounce gold loan outstanding as per terms of the 1994 acquisition of the Eagle River property and the related restructuring agreement was paid off
April 30, 2002	Repayment of a $2.0 million loan from Western Québec
November 1, 2002	Buyout of a Management Agreement from Western Québec for $2.9 million

Details of these settlements are outlined in Section 2 ("GENERAL DEVELOPMENT OF THE BUSINESS") in this report.

Other than these transactions, no director or executive officer of the Company, nor any other person or company controlling more than 10% of the outstanding shares, has had any transactions which may be deemed to have materially affected the Company within the last three financial years.

12. TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada in Toronto, Ontario, is the transfer agent and registrar for the common shares of the Company.

13. MATERIAL CONTRACTS

During the most recently completed financial year the Company did not enter into any contracts, besides those entered into in the ordinary course of business, that may be considered to be material to the Company.

14. INTERESTS OF EXPERTS

Under the definitions of National Instrument 43-101, Standards of Disclosure for Mineral Projects, the Company is deemed to be a "Producing Issuer" and is therefore exempt from certain independent reporting requirements. As such, all references in this report to geoscientific observations and mineral reserves and resources estimates are the responsibility of George Mannard, P. Geo. a licensed geoscientist in the Province of Ontario and "Qualified Person" as per NI 43-101. Mr. Mannard is an officer of the Company (Vice-President, Exploration) and at the date of this report beneficially owned 50,000 common shares of the Company or less than one percent.

15. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at the Company's web site www.rivergoldmine.com.

Additional information, including directors' and officers' compensation is contained in the Company's management proxy information circular, which is mailed to registered shareholders with the Company's 2004 Annual Report.

The Company's administrative office is at 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5. The telephone number is 416-360-3743.

16. AUDIT COMMITTEE INFORMATION

16.1 Form 52-110F1

The Audit Committee Charter is disclosed in Appendix "A".

The Audit Committee is comprised of three members of the Board of Directors: James Wheeler (Chairman), John Bate and Rolly Uloth. Each of the members of the Audit Committee is independent of management and each is financially literate. The relevant education and experience of each audit committee member is outlined below.

James Wheeler (Chairman)

Mr. Wheeler qualified as a Chartered Accountant in 1992 with Arthur Andersen in London. In addition, Mr. Wheeler is a Chartered Financial Analyst, a qualification that is relevant to the review and analysis of financial statements and budgets. Currently, Mr. Wheeler is an Investment Manager with GAM London Limited, an investment management company.

John W. Bate

Mr. Bate is a Professional Engineer and President of John Bate & Associates Ltd., experts in the design, engineering and construction of cold storage facilities in Canada and the United States. Mr. Bate is a former Chairman of the Canadian Council of Professional Engineers. He has had a wealth of exposure to financial statements and budgets in his capacity as President of the company which bears his name.

Rolly W. Uloth

Mr. Uloth is President of R. W. Uloth Ltd., a management and consulting business. Mr. Uloth has had extensive experience reviewing budgets and financial statements in performing his managerial responsibilities over the last thirty years.

The following table provides the fees billed by Grant Thornton LLP, the Corporation's external auditor during fiscal 2004 and 2003:

	2004	2003
Audit Fees	**$ 71,000**	$ 45,000
Audit Related Fees	**3,500**	nil
Tax Fees	**15,150**	11,920
	$ 89,650	$ 56,920

APPENDIX "A"

RIVER GOLD MINES LTD.

CHARTER FOR THE AUDIT COMMITTEE

1. Purpose

The Audit Committee (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with applicable policies and laws. The Committee will also be responsible for identifying principal risks of the business and ensuring that appropriate risk management techniques are in place.

The Committee charges management with developing and implementing procedures to:

(a) ensure internal controls are appropriately designed, implemented and monitored; and

(b) ensure reporting and disclosure of required information are complete, accurate, and timely.

The Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls in discharging its responsibilities as described in this Charter.

2. Constitution and Membership

(a) The Board will appoint the Committee. It will be comprised of three Directors, all of whom will be independent and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as Committee members. The Board may remove or replace a member at any time. A member will cease to be a member upon ceasing to be a Director.

(b) All members of the Committee will be "financially literate" as defined by applicable guidelines. If, upon appointment, or following adoption of this Charter, a member of the Committee is not financially literate, such member will be provided a three month period in which to achieve the required level of financial literacy.

(c) The Board will appoint the Chairman of the Committee. The Committee will appoint the Corporate Secretary or his designate as Secretary at each meeting. The Secretary will keep minutes of each meeting, which will be distributed to the Board.

(d) The external auditors of the Company (the "Auditors") will report directly to the Committee.

3. Meetings

(a) Meetings of the Committee will be held at such times and places as the Chairman or Secretary may determine, but in any event at least four times per year. Each member will be given twenty-four (24) hours advance notice of each meeting, either orally, by telephone or by facsimile, together with an agenda, unless all members are present and waive notice, or unless those absent waive notice before or after a meeting.

(b) A majority of members of the Committee will constitute a quorum. Decisions of the Committee will be made by affirmative vote of the majority. Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

(c) At the request of the Auditors, the President, the Chief Financial Officer, or a member of the Committee, the Chairman will convene a meeting of the Committee.

(d) The Committee will have access to the Auditors and management of the Company, each in the absence of the other, for purposes of performing its duties.

(e) The Auditors will be notified of all meetings of the Committee and may attend if so requested by a member of the Committee.

4. Specific Responsibilities

The Committee will have the following specific duties and responsibilities:

Responsibilities in Relation to External Audit

(a) The Committee will recommend to the Board the Auditors to be retained for purposes of preparing or issuing the auditor's report or performing other audit, review or attest services for the Company, and will further recommend the level of compensation of the Auditors.

(b) The Committee will oversee the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting.

(c) The Committee will review the Auditors' management letter and management's response thereto.

(d) The Committee will ensure that the Auditors are in good standing with the Canadian Public Accountability Board ("CPAB") and enquire if there are any sanctions imposed by the CPAB on the Auditors.

(e) The Committee will review and approve the Company's hiring policies regarding partners, principals, employees and former partners and employees of the Auditors.

(f) The Committee will ensure that the Auditors meet the rotation requirements for partners, principals and staff on the Company's audit.

(g) The Committee will pre-approve all non-audit services to be provided to the Company by the Auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Responsibilities

(h) The Committee will review the Company's quarterly and annual financial statements, management discussion and analysis, as well as annual and interim earnings, press releases and recommend such to the Board, prior to public disclosure of such information.

(i) The Committee will review and discuss with management and the Auditors the annual audited consolidated financial statements, including discussion of material transactions with related parties, accounting policies, as well as the Auditors' written communications to the Committee and to management.

(j) The Committee will ensure that adequate procedures are in place for the review and recommendation to the Board for approval, where appropriate, financial information extracted or derived from the Company's consolidated financial statements, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar documents and will periodically assess the adequacy of those procedures.

(k) The Committee will establish procedures for:

 (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

 (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(l) The Committee will understand the process utilized by the President and the Chief Financial Officer to comply with Multilateral Instrument 52-109, regarding the filing of interim and annual certificates.

(m) The Committee will undertake a process to identify the principal risks of the business and ensure that appropriate risk management techniques are in place. This will involve enquiry of management regarding how risks are managed.

(n) The Committee will review:

(i) the impact of proposed changes and new developments in generally accepted accounting principles and their impact on the consolidated financial statements of the Company;

(ii) with management the procedures adopted to ensure compliance with the Company's code of business conduct; and

(iii) the role, the activities and the results of the Company's internal business conduct.

(o) The Committee will review with management, the Company's internal accounting and financial systems and controls to ensure that the Company maintains:

(i) the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

(ii) effective internal control systems; and

(iii) adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(p) The Committee will direct and supervise the investigation into any matter brought to its attention within the scope of its duties, including the right to use outside consultants as deemed required.

(q) Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(r) Report regularly and on a timely basis to the Board on matters coming before the Committee.

5. Authority

The Committee will have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) to set and pay the compensation for any advisors employed by the Committee; and

(c) to communicate directly with the Auditors and internal auditors, if employed by the Company.

6. Oversight

The responsibilities and powers of the Committee are set forth in this Charter, and it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with the generally accepted accounting principles and applicable rules and regulations. The role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

Exhibit 11

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimate and judgement based on currently available information.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee reviews the annual consolidated financial statements before they are presented to the Board of Directors for approval.

The Company's independent auditors, Grant Thornton LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

Toronto, Canada
February 18, 2005

"Donald D. Orr"
Secretary-Treasurer

Auditors' Report

To the Shareholders of
River Gold Mines Ltd.

We have audited the consolidated balance sheets of **River Gold Mines Ltd.** as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 18, 2005

"Grant Thornton LLP"
Chartered Accountants

River Gold Mines Ltd.
Consolidated Balance Sheets

December 31	2004	2003
Assets		
Current		
Cash	**$ 2,863,854**	$ 2,595,121
Gold bullion	**3,262,745**	5,355,011
Receivables (Note 4)	**419,561**	1,260,735
Supplies and other	**1,549,601**	1,411,143
	8,095,761	10,622,010
Funds held against letters of guarantee (Note 5)	**1,714,823**	1,341,622
Mining properties (Note 6)	**37,789,075**	40,695,330
Exploration properties (Note 7)	**8,551,448**	4,548,690
	$ 56,151,107	$ 57,207,652

Liabilities		
Current		
Payables and accruals	**$ 7,449,509**	$ 7,541,865
Current portion of obligations under capital leases	**866,617**	643,090
	8,316,126	8,184,955
Obligations under capital leases (Note 8)	**1,360,619**	1,598,475
Reclamation obligation (Note 3)	**568,000**	451,000
	10,244,745	10,234,430
Minority interest in Moss Lake Gold Mines Ltd.	**102,964**	120,708
Shareholders' Equity		
Capital stock (Note 9)	**59,501,983**	57,536,602
Contributed surplus (Note 10)	**923,714**	269,339
Deficit	**(14,622,299)**	(10,953,427)
	45,803,398	46,852,514
	$ 56,151,107	$ 57,207,652

Nature of operations (Note 1)

On behalf of the Board

"Murray H. Pollitt" Director   "Donald D. Orr" Director

See accompanying notes to the consolidated financial statements.

River Gold Mines Ltd.
Consolidated Statements of Operations and Deficit

Years Ended December 31	2004	2003
Revenue		
Gold and silver bullion	$ 34,398,098	$ 37,369,574
Interest and other	96,333	55,752
	34,494,431	37,425,326
Costs and expenses		
Operating costs	21,322,193	23,191,127
Development costs	9,616,399	7,231,662
Amortization of mining properties	6,342,225	6,181,214
Production royalties	652,521	689,937
Corporate and general	631,720	471,562
Stock compensation expense	654,375	269,339
Interest on long-term debt	181,264	133,338
Other interest	15,646	16,795
Accretion of reclamation obligation	27,000	34,000
Large corporation tax	13,939	80,000
	39,457,282	38,298,974
Loss before the following	(4,962,851)	(873,648)
Minority interest	17,744	16,989
Gain on dilution of Moss Lake Gold Mines Ltd.	96,335	-
Loss before income taxes	(4,848,772)	(856,659)
Recovery of future income taxes (Note 12)	1,179,900	-
Net loss	(3,668,872)	(856,659)
Deficit, beginning of year	(10,953,427)	(10,096,768)
Deficit, end of year	$ (14,622,299)	$ (10,953,427)
Loss per common share (Note 13)		
Basic and diluted	$ (0.09)	$ (0.02)

See accompanying notes to the consolidated financial statements.

River Gold Mines Ltd.
Consolidated Statements of Cash Flows

Years Ended December 31	2004	2003
Increase (decrease) in cash		
Operating activities		
Net loss	$ (3,668,872)	$ (856,659)
Amortization of mining properties	6,342,225	6,181,214
Minority interest	(17,744)	(16,989)
Gain on dilution of Moss Lake Gold Mines Ltd.	(96,335)	-
Stock compensation expense	654,375	269,339
Recovery of future income taxes	(1,179,900)	-
Accretion of reclamation obligation	27,000	34,000
	2,060,749	5,610,905
Net changes in non-cash operating working capital (Note 17)	3,247,226	456,828
	5,307,975	6,067,733
Financing activities		
Common shares issued, net of issue costs (Note 9)	3,145,281	3,015,169
Repayment of obligations under capital leases	(836,506)	(464,135)
Issuance of shares by Moss Lake Gold Mines Ltd. to minority shareholders	96,335	-
Repayment of promissory notes	-	(600,000)
	2,405,110	1,951,034
Investing activities		
Mining and exploration properties	(7,071,151)	(7,172,916)
Funds held against letters of guarantee	(373,201)	(220,319)
	(7,444,352)	(7,393,235)
Increase in cash	268,733	625,532
Cash, beginning of year	2,595,121	1,969,589
Cash, end of year	$ 2,863,854	$ 2,595,121

Supplemental disclosure (Note 17)

See accompanying notes to the consolidated financial statements.

1. Nature of operations

River Gold Mines Ltd. (the "Company") is a publicly held company, engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on The Toronto Stock Exchange.

The Company's principal assets are the Eagle River Mine, Mishi Mine and the River Gold Mill (Note 6).

The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company has incurred significant operating losses and at December 31, 2004, the Company had a deficit of $14.6 million and a working capital deficiency of $0.2 million. Management believes that its planned mining activities for fiscal 2005 would result in sufficient cash flows to fund its operations and discretionary capital program on its mining and exploration properties. In addition, management believes that, if required, additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course. While it has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The business of mining for minerals involves a high degree of risk. Accordingly, the cash flow and profitability of the Company could be materially affected by the mineral reserves and future gold production levels, market price of gold, future operating costs, foreign currency exchange rates and its ability to raise financing if necessary. These financial statements have been prepared on a going concern basis, which contemplates the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of operations.

2. Significant accounting policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, Moss Lake Gold Mines Ltd. ("MLGM"). At December 31, 2004 and 2003, the Company owned 61% and 62%, respectively, of the issued shares of MLGM.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses and other income during the year. Significant estimates and assumptions include those related to the determination of proven and probable reserves and resources, recoverability of mining and exploration properties, determination as to whether costs are capitalized or expensed, asset retirement obligations and stock compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Mining properties

Mining properties are carried at cost less accumulated amortization.

All costs associated with preproduction and development activities, including the cost of construction or acquisition of mine buildings, powerlines and equipment, are capitalized as incurred. Capitalized costs also include costs incurred during the exploration stage transferred from exploration properties.

Amortization of mine buildings and mills, equipment and preproduction and development costs commences when a property is put into commercial production, and is calculated on the unit of production method over the expected economic life of the mine.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

Development costs incurred to expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations calculated on the unit of production method over the expected economic life of the mine.

Development costs related to current production are expensed as incurred.

2. Significant accounting policies (continued)

Exploration and development properties

Each property is accounted for as a separate project. All direct costs related to the acquisition and exploration of each project are capitalized as incurred. If a property proceeds to development, these costs become part of the preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

Stock-based compensation plans

The Company has adopted the recognition of compensation expense for grants of stock options to officers, directors and employees based on the estimated fair value at the grant date prospectively for new stock-based compensation awards granted after January 1, 2003.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

3. Changes in accounting policies

Sources of generally accepted accounting principles ("GAAP")

Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100 "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP and provides guidelines on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements, except for the prospective change in accounting method for revenue recognition. Effective January 1, 2004, gold and silver revenue is recognized when the price is determinable and upon delivery and transfer of title of gold to the customer. Previously, revenue was recognized when gold and silver was milled and poured in dore form at the mine.

Gold bullion

Prior to January 1, 2004, gold bullion was valued at net realizable value. Effective January 1, 2004, gold bullion represent saleable gold dore or gold bullion and are valued at the average cost incurred prior to the refining process, plus refining costs. As a result, the ounces produced but not sold as at December 31, 2004, are not included in revenue for the period but instead are carried as inventory on the balance sheet at the lower of cost of production market value.

The Company did not hold purchased gold bullion at anytime during 2004.

Reclamation obligation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At January 1, 2004, the Company recorded the estimated present value of reclamation liabilities of $541,000 and increased the carrying value of the related assets net of accumulated amortization of $451,000 for a net asset increase of $90,000. There was no significant impact on previously recorded amounts.

The key assumptions on which the carrying amount of the asset retirement obligations is based, are as follows:

(i) the total undiscounted amount of the estimated cash flows required to settle the obligations is $690,000.

(ii) the expected timing of payment of the cash flows required to settle the obligations is 5 years.

(iii) the credit-adjusted risk-free rate at which the estimated cash flows have been discounted is 5%.

3. Changes in accounting policies(continued)

Flow-through shares

Effective March 2004, the Company adopted the recommendation of the Emerging Issues Committee ("EIC") 146 of the CICA, "Flow-through shares". Under the terms of flow-through share agreements, tax attributed to the related expenditures are renounced to subscribers. This EIC requires the Company to recognize the foregone tax benefits at the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. In 2004, the Company recorded $1,179,900 recovery of future income taxes related to flow-through shares issued and reduced share capital accordingly. In addition, the Company recognized the benefit of carry forward tax losses and reduced income taxes payable by $1,179,900.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the then new recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company's long-lived assets as at December 31, 2004 and the adoption of Section 3063 has no effect on the current consolidated financial statements.

4. Receivables

	2004	2003
Goods and services tax	$ 240,276	$ 572,548
Other	179,285	138,056
Insurance claim	-	206,740
Due from joint venture partner	-	343,391
	$ 419,561	$ 1,260,735

5. Funds held against letters of guarantee

	2004	2003
Relating to mine closure plans	$ 715,811	$ 672,882
Relating to hydro deposit	468,740	468,740
Relating to capital leases	530,272	-
Other deposits	-	200,000
	$ 1,714,823	$, 1,341,622

Funds are being held in Government Investment Certificates at interest rates ranging from 1.00% to 2.45% (2003: 1.55% to 2.50%) and maturing to November 2005 (2003: November 2004).

6. Mining properties

The Company's mining properties consist of the Eagle River Mine, the Mishi Mine and the River Gold Mill.

The Eagle River Mine is subject to a 2% net smelter return royalty payable to the original vendors of the property.

The Mishi Mine is subject to royalty payments of $1 per tonne for open pit mining and $2 per tonne for underground mining in respect of ore mined and milled from the underlying claims in excess of 700,000 tonnes.

Carrying values	**2004**	2003
Shaft	**$ 15,966,599**	$ 15,966,599
Mining equipment	**14,488,223**	13,441,182
Mill and mill equipment	**8,187,655**	8,158,231
Powerlines	**1,614,662**	1,614,662
Roads	**678,027**	678,027
Other buildings	**974,738**	908,388
Acquisition, exploration and development costs	**47,534,964**	44,285,278
	89,444,868	85,052,367
Accumulated amortization	**54,468,731**	47,606,723
	34,976,137	37,445,644
Deferred development costs	**2,812,938**	3,249,686
	$ 37,789,075	$ 40,695,330

7. Exploration properties

Moss Lake properties

The Moss Lake property is owned by MLGM which is obligated to pay underlying advance royalties of $5,469 per quarter to the vendors of the Moss Lake property until commercial production is achieved. Upon commencement of commercial production, the property is subject to an 8.75% net profits royalty, as defined, to these underlying vendors in lieu of the underlying advance royalty.

MLGM owns a 100% interest in the Fountain Lake property which consists of 149 mining claims contiguous to the Moss Lake property to the east, west and south. This property is subject to a 2.5% net smelter return royalty payable to certain original vendors of the property. This royalty is subject to a buyback clause whereby the royalty may be reduced to 1.5% net smelter return for consideration of $1.0 million.

Magnacon properties

In 2000, the Company acquired a 75% joint venture interest in the Magnacon properties for total cash and legal costs of $551,268 and entered into a joint venture agreement with the two companies holding the remaining 25% interest. Under the terms of the agreement, the Company was required to unilaterally spend an aggregate of not less than $2 million on these properties by March 3, 2004 which requirement was fulfilled in fiscal 2003.

The Company, as operator, is entitled to management fees equal to 7.5% for exploration expenditures, 5% for development expenditures and 2.5% for operating expenditures. The joint venture is committed to pay net smelter royalties of 1.5% to an unrelated party and 0.5% to the Company on the Magnacon property, and 2% to unrelated parties on the adjacent property.

As the joint venture partners are in default regarding reimbursement to the Company of their share of expenditures subsequent to December 31, 2003, the Company has reversed in its accounts all the management fees accrued for 2004 and reflected 100% of the exploration expenditures incurred in 2004 on the Magnacon properties.

Carrying values	**2004**	2003
Moss Lake properties	$ **1,226,793**	1,024,644
Magnacon properties	**7,310,034**	3,509,425
Other properties	**14,621**	14,621
	$ **8,551,448**	$ 4,548,690

8. Obligations under capital leases

The Company leases, with options to purchase, certain mining equipment. Future minimum payments under capital leases, together with the balance of the obligations under capital leases are as follows:

	2004	2003
2004	$ -	$ 792,840
2005	999,332	724,641
2006	733,181	512,375
2007	526,259	385,674
2008	210,930	152,247
2009	11,452	-
Total minimum lease payments	2,481,154	2,567,777
Less: Interest portion at the weighted average of 7.2% (2003: 6.9%)	253,918	326,212
Total obligations under capital leases, secured by equipment	2,227,236	2,241,565
Less: Current portion	866,617	643,090
Long-term portion	$ 1,360,619	$ 1,598,475

9. Capital stock

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:	Shares	Amount
Balance, December 31, 2002	40,744,338	$ 54,521,433
Flow through shares, net of costs of $94,147	571,429	1,905,854
Exercise of warrants	600,000	840,000
Exercise of options	99,000	269,315
Balance, December 31, 2003	42,014,767	57,536,602
Flow through shares, net of costs of $132,219	950,000	3,145,281
Tax benefits on renounced flow-through shares	-	(1,179,900)
Balance, December 31, 2004	42,964,767	$ 59,501,983

10. Common share purchase plan and contributed surplus

The Company has a common share purchase plan under which the Board of Directors may grant options to purchase common shares to key employees, officers or directors of the Company. The aggregate number of common shares which may be reserved for issuance under the plan is limited to 1,200,000 of which 167,500 are available to be issued.

The following table reflects the continuity for the years ended December 31, 2004 and 2003 of options granted under the plan.

	Shares		Weighted Average Exercise Price	
	2004	2003	**2004**	2003
Outstanding, beginning of year	**242,500**	121,500	**$ 2.97**	$ 2.11
Granted	**850,000**	230,000	**$ 2.69**	$ 3.33
Exercised	**-**	(99,000)	**$ -**	$ 2.72
Expired	**(92,500)**	(10,000)	**$ 3.08**	$ 3.33
Outstanding, end of year	**1,000,000**	242,500	**$ 2.72**	$ 2.97

The following information applies to options outstanding and exercisable at December 31, 2004.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.50	48,000	0.75 years	$ 1.50
$2.10	45,000	5.00 years	$ 2.10
$2.25	90,000	5.00 years	$ 2.25
$2.30	45,000	4.75 years	$ 2.30
$2.65	355,000	4.50 years	$ 2.65
$3.00	270,000	4.25 years	$ 3.00
$3.33	127,000	3.25 years	$ 3.33
$3.45 to $3.50	20,000	2.75 years	$ 3.48
	1,000,000		

The fair value of the options granted in fiscal 2004 and 2003 was estimated on the date of grant using the Black-Scholes option pricing model. For fiscal 2004, the weighted average fair value per share price of $0.79 was calculated using the following weighted average assumptions: dividend yield of 0% (2003: 0%) expected volatility of 50% (2003: 60%), risk-free interest rate of 1.96% (2003: 3.4%) and expected life of 2.1 years (2003: 2 years).

The fair value compensation and contributed surplus relating to stock options was $654,375 (2003 - $269,339).

11. Warrants

At December 31, 2004, there were no warrants outstanding. In 2003, 600,000 warrants were exercised for 600,000 common shares at an exercise price of $1.40.

12. Income taxes

The following table reconciles the expected income tax expense (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2004	2003
Loss before income taxes reflected in the consolidated statements of operations	**$ (4,848,772)**	$ (856,659)
Expected income tax recovery at statutory rate	**$ (1,751,000)**	$ (314,000)
Non-deductible expense	**9,000**	40,000
Resource and depletion allowances	**(84,000)**	(488,000)
Stock compensation expense	**236,000**	99,000
Minority interest and gain on dilution	**(41,000)**	(6,000)
Loss recognized on flow-through shares renunciation	**(1,179,900)**	-
Valuation allowance	**1,631,000**	669,000
Recovery of future income taxes	**$ (1,179,900)**	$ -

The following table reflects future income tax assets at December 31, 2004 and 2003.

	2004	2003
Future income tax assets		
Excess of unclaimed resource pools and undepreciated capital costs over carrying value of mining and exploration properties	**$ 5,543,000**	$ 5,296,000
Less valuation allowance	**5,543,000**	5,296,000
	$ -	$ -

At December 31, 2004, the Company had unclaimed exploration and development expenditures of approximately $32,000,000 and undepreciated capital costs of $26,000,000 which are available to reduce future taxable income.

The Company also has capital losses of approximately $775,000 which are available indefinitely to offset future capital gains and non-capital loss of $600,000 which expires in 2014.

12. Income taxes (continued)

Flow-through shares

During 2003, under the terms of the flow-through agreement, the Company issued 571,429 flow-through shares and spent the required $2.0 million on qualifying exploration expenditures prior to December 31, 2004.

During 2004, under the terms of flow-through agreements, the Company issued 950,000 flow-through shares and is required to spend $3.3 million on qualifying exploration expenditures prior to December 31, 2005. As at December 31, 2004, the Company had spent approximately $1,670,000.

13. Loss per common share

The basic and diluted loss per common share is based on a weighted average number of shares outstanding of 42,655,706 for 2004 and 41,232,380 for 2003. The effect of common share purchase options on the net loss in 2004 and 2003 is not reflected as to do so would be anti-dilutive.

14. Related party information

Receivables at December 31, 2004, include $169,861 (2003: $nil) due from Wesdome Gold Mines Inc. ("Wesdome") for the sale of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at the exchange amounts. The Company is related to Wesdome through common management.

15. Financial instruments

The Company's financial instruments consist of cash, receivables and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

16. Risks

Environmental risks

River Gold is committed to a program of environmental protection at its operating mines, development projects and exploration sites. Management believes that it was in compliance with government regulations in 2004. The Eagle River ore and waste rocks are not acid generating and help minimize the environmental risks of mining. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Eagle River mine, Mishi mine and the mill are estimated to be about $0.7 million. The Company has provided $0.5 million letters of credit to be held against these future environmental obligations.

Commodity price risk

The profitability of the Company is directly related to the market price of gold produced. The Company does not engage in hedging of its production. At December 31, 2004, the Company had 6,300 ounces of unsold gold bullion.

17. Supplemental cash flow information

	2004	2003
Changes in non-cash operating working capital:		
Receivables	$ 841,174	$ (262,292)
Supplies and other	(138,458)	151,185
Payables and accruals	(92,356)	2,186,781
Gold bullion	2,636,866	(1,618,846)
	$ 3,247,226	$ 456,828
Non-cash transactions:		
Mining equipment acquired under capital leases	$ 822,177	$ 2,312,545
Asset retirement costs and obligations	$ 90,000	$ -
Interest paid	$ 196,910	$ 150,133

18. Comparative figures

Certain comparative figures have been reclassified, where necessary, to conform with the current year's presentation.

19. Indemnities

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Exhibit 12

RIVER GOLD MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2004

The following discussion and analysis of the operations, results, and financial position of River Gold Mines Ltd. ("River Gold" or the "Company") for the year ended December 31, 2004 should be read in conjunction with the December 31, 2004 audited financial statements and their related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The effective date of this report is March 29, 2005.

All amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Except for historical information, this Management's Discussion and Analysis ("MD&A") may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied in such forward looking statements.

BUSINESS OVERVIEW

River Gold was created in 1994 to consolidate certain property interests in the Wawa, Ontario region and to build a gold mining company. Commercial production commenced January 1, 1996 and since this time, the Company has produced more than 730,000 ounces of gold from three mines it has built in the region. The Company is an integrated producer operating mining and milling operations and employing 200 workers.

The Company's vision is one of regional development around existing infrastructure. The Company believes the gold market will improve appreciably and its short and longterm vision is to provide investors exposure to a growing production profile in a strengthening gold market. The Company has extensive experience in mining and mine financing and is always on the lookout to repeat this business model elsewhere.

The Company is a 34% owned affiliate of Western Québec Mines Inc.

SELECTED ANNUAL INFORMATION

(in thousands, except per share data)	**2004**	2003	2002
Total revenues	**$34,494**	$37,425	$38,456
Net loss	**(3,669)**	(856)	(3,993)
Loss per common share	**(0.09)**	(0.02)	(0.10)
Total assets	**56,151**	57,208	51,328
Total long term financial liabilities	**1,928**	2,049	615

EARNINGS

The Company recorded a net loss of $3.7 million or $0.09 per share compared to a net loss of $0.9 million or $0.02 per share in 2003. In each of the fourth quarters of 2004 and 2003, River Gold recorded a net loss of $1.5 million or $0.03 per share (2003: $0.04). Cash flow generated from operating activities for the year was $5.3 million or $0.12 per share compared to $6.1 million or $0.15 per share in 2003.

SUMMARY OF QUARTERLY RESULTS

	2004			
(in thousands, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenue	$ 10,542	$ 11,660	$ 5,976	$ 6,316
Net earnings (loss)	(1,472)	(713)	(269)	(1,215)
Earnings (loss) per share - basic and diluted	(0.03)	(0.02)	(0.01)	(0.03)
Total assets	56,151	57,719	58,153	55,518
Total long term financial liabilities	1,929	2,061	1,866	1,974
	2003			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenue	$ 9,054	$ 7,943	$ 11,424	$ 9,004
Net income (loss)	(1,538)	(91)	1,925	(1,152)
Earnings (loss) per share - basic and diluted	(0.04)	(0.00)	0.05	(0.03)
Total assets	57,208	57,116	56,876	51,663
Total long term financial liabilities	2,049	1,551	1,640	599

Fourth Quarter, 2004

During the fourth quarter, gold production increased to 19,400 ounces from 17,000 ounces in the fourth quarter of 2003. Recovered grade and operating cash flow increased significantly to 8.4 gAu/tonne and $1.25 million, respectively, from 7.5 gAu/tonne and $0.46 million, respectively, in 2003. Costs remain high due to our ongoing conversion of mining methods from long-hole to shrinkage.

PRODUCTION

In 2004, River Gold's production declined to 71,000 ounces of gold and 7,700 ounces of silver, compared to 74,000 ounces of gold and 10,700 ounces of silver in 2003. In the fourth quarter of 2004, the Company's production was 19,400 ounces of gold compared to 17,000 ounces in the same period in 2003. Ore production in 2004 was 290,000 tonnes at a recovered grade of 7.6 grams of gold per tonne compared to 268,700 tonnes at a recovered grade of 8.6 grams of gold per tonne in 2003. The Eagle River mine produced 246,000 tonnes at a recovered grade of 8.4 grams of gold per tonne yielding 66,800 ounces of gold. The Mishi mine contributed 44,000 tonnes at a recovered grade of 3.0 grams of gold per tonne resulting in 4,200 ounces of gold. The mill recoveries for the Eagle River ore averaged 95.2%. Mill recoveries for the Mishi ore averaged 93.8% for a combined average of 95.1%, compared to 96.3% for 2003.

REVENUES

Revenues in 2004 were $34.4 million compared to $37.4 million in 2003. Revenues in 2004 were derived from gold and silver bullion sales and interest from term deposits. Revenues in the fourth quarter of 2004 were $10.4 million compared to $9.1 million in 2003. The average London Second Fix gold price in 2004 was US$409 per ounce, up 12% from US$364 in 2003. In Canadian dollars the average Second Fix gold price for the year was $532 per ounce, up only 5% from the average of $508 per ounce in 2003. The Cdn$/US$ exchange rate declined from 1.40 in 2003 to 1.30 in 2004. The average gold price realized by the Company in 2004 was US$411 or Cdn$532 per ounce compared to US$365 or Cdn$506 per ounce in 2003.

The change in accounting policy for revenue recognition has resulted in the deferral of revenues associated with 6,300 ounces of gold produced, but not sold as at December 31, 2004, representing 8.9% of the gold production for the year. The result of the change in accounting policy in 2004 reduced revenue by $3.3 million. Had there not been a change in the accounting policy for revenue recognition, revenue for fiscal 2004 would have been approximately the same as for 2003.

OPERATING COSTS AND EXPENSES

Direct mine costs rose to $30.9million or US$335 per ounce of gold produced in 2004 from $30.4 million or US$294 per ounce in 2003. In addition to the direct mine cash costs, the operating costs include corporate and general costs, interest charges and production royalties which did not change significantly from 2003. The Black-Scholes option pricing model attempts to quantify the cost to the company of issuing stock options. In 2004, the fair value compensation expense relating to stock options was $0.7 million compared to an expense of $0.3 million in fiscal 2003. This increase is the result of 850,000 stock options granted in 2004 compared to 230,000 granted in 2003.

During 2004, production was derived primarily from long-hole stopes which continued to result in high development costs and create dilution problems. We are in the process of converting to traditional, selective, shrinkage methods, which served us well in the past. We believe this will result in considerable operating cost savings in the long term.

The total operating costs on a per ounce basis from 2000 to 2004 were as follows:

Operating Costs in US$ Per Ounce Of Gold Produced

	2004	2003	2002	2001	2000
Mine operations	**$ 335**	$ 294	$ 229	$ 198	$ 223
Administrative fees	**-**	-	5	6	6
Production royalties	**7**	7	5	6	6
Corporate and general	**7**	5	5	5	7
Interest charges	**2**	1	2	3	4
Total cash cost per ounce	**US$ 351**	US$ 307	US$ 246	US$ 218	US$ 246
Amortizaton	**69**	60	97	49	60
Total operating cost per ounce	**US$ 420**	US$ 367	US$ 343	US$ 267	US$ 306

EXPLORATION

In 2004, 26,000 metres of underground drilling were conducted. The drilling, combined with an aggressive development schedule, served to increase proven reserves by 12%. These proven reserves are developed and will form the bulk of mine production over the next three years. The additions were primarily due to extending and developing the 818 and 650 zones, which were discovered in 2003. The Company has budgeted $1.32 million for exploration in 2005, which will primarily focus on tracing these new zones to depth where they remain open.

Also, in 2004, at the Magnacon project, a total of 9,800 metres of drilling tested the extension of the Main zone at depth, without success. The fifth level exploration drift was driven 800 metres to the west to provide a platform for future drilling and development. This project was put on hold in September to allocate all skilled labour and resources to Eagle River..

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operating activities in 2004 was $5.4 million, and proceeds from financing activities were $2.3 million for a total of $7.7 million. Capital expenditures were $7.0 million and $0.37 million was held as guarantees for leased mining equipment for a total of $7.4 million. Changes year over year in receivables, payables and gold bullion are accounted for in the operating cash flow. A more detailed description follows.

Capital expenditures for the five years ended December 31, 2004, were as follows:

(in thousands)	**2004**	2003	2002	2001	2000
Development	**$ 2,813**	$ 3,250	$ 7,558	$ 2,274	$ 1,420
Mine equipment	**316**	743	168	80	881
Mill and mill equipment	**29**	483	1,141	69	357
Shaft	**-**	-	1,997	3,923	3,040
Sub-Total	**3,158**	4,476	10,864	6,346	5,698
Exploration properties	**3,913**	2,697	648	206	686
Total	**$ 7,071**	$ 7,173	$ 11,512	$ 6,552	$ 6,384

During fiscal 2004, in addition to the $0.32 million expenditures on mine equipment the Company entered into capital lease contracts totalling $0.82 million. The capital lease acquisitions included $0.8 million in mine equipment and $0.02 million on the mill. Mining equipment acquisitions included two scooptrams, two personnel carriers and a large standby generator.

During 2004, the Company entered into capital lease contracts totalling $0.82 million compared to $2.3 million in fiscal 2003 and repaid $0.84 million in fiscal 2004 compared to $0.46 million in 2003.

The financial activities for the five years ended December 31, 2004 were as follows:

Increase (decrease) in cash

(in thousands)	**2004**	2003	2002	2001	2000
Common shares issued, net of costs	**$ 3,145**	$ 3,015	$ 5,603	$ 7,270	$ -
Repayment of obligations under capital lease	**(836)**	(464)	(255)	(516)	(751)
Payment to VenCan Gold Corporation	**-**	-	-	(500)	(1,000)
Gold loan repayment	**-**	-	(1,870)	-	-
Loan and advances from Western Québec Mines Inc.	**-**	-	(2,000)	(1,126)	880
Promissory notes	**-**	(600)	(390)	(1,000)	-
Total	**$ 2,309**	$ 1,951	$ 1,088	$ 4,128	$ (871)

During 2004, the Company completed a private placement agreement and issued 950,000 flow-through common shares at an issue price of $3.45 per share for aggregate gross proceeds of $3.28 million. As at December 31, 2004, the Company had spent approximately $1.67 million on qualifying exploration expenditures.

During 2003, employees exercised 99,000 stock options at an average exercise price of $2.72 per common shares in the amount of $269,315 and the Company issued 571,429 flow-through common shares at an issue price of $3.50 per share for aggregate gross proceeds of $2.0 million. During fiscal 2003, 600,000 common share warrants, issued in October 2001 along with promissory notes, were exercised at $1.40 per share for gross proceeds of $840,000. The funds enabled the Company to repay the $600,000 promissory notes in October 2003.

Current assets at December 31, 2004 were $8.1 million compared to $10.6 million at the end of 2003. Broken and stockpiled ore inventory declined to 20,000 tonnes at year-end compared to 57,000 at the end of 2003.

The funds held against letters of guarantee increased to $1.7 million in respect of future closure costs and deposits required. The increase of $0.4 million represents a refundable deposit. The closure costs are being accrued over the life of the mine.

Mining properties, net of amortization, were $37.8 million at December 31, 2004, which reflects a net decrease of $2.9 million from 2003. In 2004, amortization of mining properties exceeded capital additions by $2.9 million.

Current liabilities were $8.3 million at December 31, 2004 compared to $8.2 million at year-end 2003. Working capital declined from $2.4 million at year-end 2003 to a working capital deficiency of $0.2 million at year-end 2004. Management believes that its planned mining activities for fiscal 2005 would result in sufficient cash flows to fund its operations and discretionary capital program on its mining and exploration properties. Furthermore, a significant reduction in capital expenditures to $5.2 million is budgeted for 2005 due to the shuttering of the Magnacon project. In addition, management believes that, if required, additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The following table summarizes contractual payment obligations of the Company due for each of the next five years and thereafter:

Contractual Obligations (in thousands)	Payments Due by Period				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital Lease Obligations	$ 2,481	$ 999	$ 1,260	$ 222	$ -
Purchase Orders	800	800	-	-	-
Total Contractual Obligations	$ 3,281	$ 1,799	$ 1,260	$ 222	$ -

TRANSACTIONS WITH RELATED PARTIES

Receivables at December 31, 2004, include $169,861 (2003: $nil) due from Wesdome Gold Mines Inc. ("Wesdome") for the sale of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at the exchange amounts. The Company is related to Wesdome through common management.

During 2003, the Company purchased mining equipment from Western Québec totalling $333,038. These transactions were in the normal course of operations and were measured at exchange amounts which approximated market.

CRITICAL ACCOUNTING ESTIMATES

(i) Mining properties and plant and equipment

In accordance with the Company's accounting policies, amortization commences when a property is put into commercial production and is calculated on the unit of production method over the expected economic life of the mine. Depreciation is calculated once the asset is placed in service, using straight-line method over their estimated useful lives.

Mineral reserve and mineral resource estimates are not precise and also depend on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ radically from mineral reserve estimates for the following reasons:

(a) Mineralization or formation could be different from those predicted by drilling, sampling and similar tests;

(b) The grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves, and

(c) Declines in the market price of gold may render the mining of some or all of the Company's mineral reserves uneconomic.

Any of these factors may require the Company to reduce its mineral reserve and mineral resource estimates, change its production estimates or increase its costs. Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the reserve revision, and could result in impairment of the carrying amount of property, plant and equipment.

(ii) Reclamation and closure costs obligations

Environmental laws and regulations relating to the protection of the environment are continually changing and generally becoming more restrictive. River Gold has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the fair value of obligations for reclamation and closure costs. The Company estimates its future closure costs for the Eagle River mine, Mishi mine and the mill are estimated to be around $0.7 million.

(iii) Significant estimates and assumptions include also those related to the recoverability of mining and exploration properties, determination as to whether costs are capitalized or expensed and stock compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

CHANGES IN ACCOUNTING POLICIES

Sources of generally accepted accounting principles ("GAAP")

Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100 "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP and provides guidelines on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements, except for the prospective change in accounting method for revenue recognition. Effective January 1, 2004, gold and silver revenue is recognized when the price is determinable and upon delivery and transfer of title of gold to the customer. Previously, revenue was recognized when gold and silver was milled and poured in dore form at the mine.

Gold bullion

Prior to January 1, 2004, gold bullion was valued at net realizable value. Effective January 1, 2004, gold bullion represent saleable gold dore or gold bullion and are valued at the average cost incurred prior to the refining process, plus refining costs. As a result, the ounces produced but not sold as at December 31, 2004, are not included in revenue for the period but instead are carried as inventory on the balance sheet at the lower of cost of production market value.

The Company did not hold purchased gold bullion at anytime during 2004.

Reclamation obligation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At January 1, 2004, the Company recorded the estimated present value of reclamation liabilities of $541,000 and increased the carrying value of the related assets net of accumulated amortization of $451,000 for a net asset increase of $90,000. There was no significant impact on previously recorded amounts.

The key assumptions on which the carrying amount of the asset retirement obligations is based, are as follows:

(i) the total undiscounted amount of the estimated cash flows required to settle the obligations is $690,000.
(ii) the expected timing of payment of the cash flows required to settle the obligations is 5 years.
(iii) the credit-adjusted risk-free rate at which the estimated cash flows have been discounted is 5%.

Flow-through shares

Effective March 2004, the Company adopted the recommendation of the Emerging Issues Committee ("EIC") of the CICA, "Flow-through shares". Under the terms of flow-through share agreements, tax attributed to the related expenditures are renounced to subscribers. This EIC requires the Company to recognize the foregone tax benefits at the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. In 2004, the Company recorded $1,179,900 recovery of future income taxes related to flow-through shares issued and reduced share capital accordingly.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the then new recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company's long-lived assets as at December 31, 2004 and the adoption of Section 3063 has no effect on the current consolidated financial statements.

ENVIRONMENT

River Gold is committed to a program of environmental protection at its operating mines, development projects and exploration sites. The management of River Gold believes that it was in material compliance with government regulations in 2004. The Eagle River ore and waste rocks are not acid generating and help minimize the environmental risks of mining. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Eagle River mine, Mishi-Magnacon complex and the mill are estimated to be about $0.7 million. The Company has provided $0.5 million letters of credit to be held against these future environmental obligations.

RISKS AND UNCERTAINTIES

The business of mining for minerals involves a high degree of risk. Accordingly, the cash flow and profitability of River Gold could be materially affected by the mineral reserves and future gold production levels, market price of gold, future operating costs, foreign currency exchange rates and its ability to raise financing if necessary. Since gold is quoted in U.S. dollars and operating costs are in Canadian dollars, changes in the U.S. - Cdn. currency rates will have an impact on future earnings. Based on 2004 production levels, a Cdn$10 per ounce change in the gold price affects earnings by about $0.02 per share.

The Company's mining operations, and development and exploration projects, are affected by various laws and regulations, including those which cover environmental, health and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Company to maintain safe working conditions at all its work sites, comply with health and safety legislation, maintain equipment and premises in safe condition and ensure that all employees are trained and comply with safety procedures.

SUMMARY OF SHARES ISSUED

As of March 29, 2005, the Company's share information is as follows:

Common shares issued	42,964,767
Common share purchase options	1,170,000

ANNUAL INFORMATION FORM

The Company's current and previous years' Annual Information Forms (AIF) can be found on our web site www.rivergoldmine.com and on Sedar www.sedar.com.

OUTLOOK

The Company will aggressively continue its transition to selective mining methods. Capital expenditures are forecast to drop and we are already seeing early signs of progress with grades and cash flows up in the fourth quarter. We expect the first quarter of 2005 to be tight in terms of working capital, with the costly winter months and transition costs overlapping and an unscheduled four days stoppage at the mill. We expect grades to improve and costs to drop progressively over the course of the year and are forecasting 70,000 ounces of production in 2005.

Exhibit 13

River Gold Mines Ltd.
Consolidated Balance Sheets
(Unaudited)

	Sept 30 2005	Dec 31 2004 (Audited)
Assets		
Current		
Cash	$ 837,698	$ 2,863,854
Gold bullion	2,392,528	3,262,745
Receivables (Note 3)	355,587	419,561
Supplies and other	1,500,050	1,549,601
	5,085,863	8,095,761
Funds held against letters of guarantee (Note 4)	1,735,185	1,714,823
Mining properties (Note 5)	20,418,848	37,789,075
Exploration properties (Note 6)	2,268,300	8,551,448
	$ 29,508,196	$ 56,151,107

	Sept 30 2005	Dec 31 2004 (Audited)
Liabilities		
Current		
Payables and accruals	$ 5,781,376	$ 7,449,509
Current portion of obligations under capital leases	702,585	866,617
	6,483,961	8,316,126
Obligations under capital leases (Note 7)	842,806	1,360,619
Reclamation obligations	589,000	568,000
	7,915,767	10,244,745
Minority interest in Moss Lake Gold Mines Ltd.	76,300	102,964
Shareholders' Equity		
Capital stock (Note 8)	62,629,780	59,501,983
Contributed surplus (Note 11)	998,699	923,714
Deficit	(42,112,350)	(14,622,299)
	21,516,129	45,803,398
	$ 29,508,196	$ 56,151,107

The external auditors have not reviewed these interim consolidated financial statements.

River Gold Mines Ltd.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Nine Months Ended Sept 30 2005	Nine Months Ended Sept 30 2004	Three Months Ended Sept 30 2005	Three Months Ended Sept 30 2004
Revenue				
Gold and silver bullion	$ 23,391,262	$ 23,891,658	$ 7,166,810	$ 11,620,331
Interest and other	27,187	60,148	12,897	39,448
	23,418,449	23,951,806	7,179,707	11,659,779
Costs and expenses				
Operating costs	17,603,670	14,826,074	4,955,117	6,413,463
Development costs	6,393,150	6,627,843	1,524,455	3,040,153
Amortization of mining properties	4,663,042	4,246,800	1,096,960	2,486,439
Production royalties	389,472	469,859	138,415	169,241
Corporate and general	370,669	434,410	125,155	179,914
Stock compensation expense	74,985	520,070	35,655	-
Interest on long-term debt	105,163	131,541	31,128	54,026
Other interest	13,805	17,868	4,975	10,257
Large corporation tax	-	67,500	-	22,500
	29,613,956	27,341,965	7,911,860	12,375,993
Loss before the following	(6,195,507)	(3,390,159)	(732,153)	(716,214)
Write-down of mining properties	(15,000,000)	-	(15,000,000)	-
Write-down of exploration properties	(6,321,208)	-	(6,321,208)	-
Minority interest	26,664	13,638	6,892	3,581
Loss before income taxes	(27,490,051)	(3,376,521)	(22,046,469)	(712,633)
Recovery of future income taxes	-	1,179,900	-	-
Net loss	(27,490,051)	(2,196,621)	(22,046,469)	(712,633)
Deficit, beginning of period	(14,622,299)	(10,953,427)	(20,065,881)	(12,437,415)
Deficit, end of period	$ (42,112,350)	$ (13,150,048)	$ (42,112,350)	$ (13,150,048)
Loss per common share (Note 13)				
Basic and diluted	$ (0.63)	$ (0.05)	$ (0.48)	$ (0.02)

The external auditors have not reviewed these interim consolidated financial statements.

River Gold Mines Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended Sept 30 2005	Nine Months Ended Sept 30 2004	Three Months Ended Sept 30 2005	Three Months Ended Sept 30 2004
Increase (decrease)				
Operating activities				
Net loss	**$ (27,490,051)**	$ (2,196,621)	**$ (22,046,469)**	$ (712,633)
Amortization of mining properties	**4,663,042**	4,246,800	**1,096,960**	2,486,439
Stock compensation expense	**74,985**	520,070	**35,655**	-
Write-down of mining properties	**15,000,000**	-	**15,000,000**	-
Write-down of exploration properties	**6,321,208**	-	**6,321,208**	-
Minority interest	**(26,664)**	(13,638)	**(6,892)**	(3,581)
Recovery of future income taxes	**-**	(1,179,900)	**-**	-
Accretion of reclamation obligation	**21,000**	18,000	**6,913**	8,000
	(1,436,480)	1,394,711	**407,375**	1,778,225
Change in non-cash operating working capital	**(733,088)**	2,759,695	**(2,101,232)**	682,919
	(2,169,568)	4,154,406	**(1,693,857)**	2,461,144
Financing activities				
Common shares issued, net of issue costs	**3,127,797**	3,178,157	**3,127,797**	(94,743)
Repayment of obligations under capital leases	**(681,845)**	(613,237)	**(221,008)**	(272,854)
	2,445,952	2,564,920	**2,906,789**	(367,597)
Investing activities				
Mining and exploration properties	**(2,282,178)**	(6,184,196)	**(703,737)**	(1,200,806)
Funds held against letters of guarantee	**(20,362)**	(351,677)	**(10,959)**	(35,927)
	(2,302,540)	(6,535,873)	**(714,696)**	(1,236,733)
Increase (decrease) in cash	**(2,026,156)**	183,453	**498,236**	856,814
Cash, beginning of period	**2,863,854**	2,595,121	**339,462**	1,921,760
Cash, end of period	**$ 837,698**	$ 2,778,574	**$ 837,698**	$ 2,778,574

	Nine Months Ended Sept 30 2005	Nine Months Ended Sept 30 2004	Three Months Ended Sept 30 2005	Three Months Ended Sept 30 2004
Supplemental cash flow information				
Changes in non-cash operating working capital				
Gold bullion	**$ 821,520**	$ 2,535,636	**$ (567,781)**	$ 1,528,053
Receivables	**63,974**	429,583	**(34,430)**	(339,565)
Supplies and other	**49,551**	(141,752)	**6,067**	(508,560)
Payables and accruals	**(1,668,133)**	(63,772)	**(1,505,088)**	2,991
	$ (733,088)	$ 2,759,695	**$ (2,101,232)**	$ 682,919
Non-cash transaction:				
Mining equipment acquired under capital leases	**$ -**	$ 643,090	**$ -**	$ 509,390
Asset retirement costs and obligations	**$ -**	90,000	**-**	-
Interest paid	**$ 118,968**	$ 149,409	**$ 36,103**	$ 64,283

The external auditors have not reviewed these interim consolidated financial statements.

1. Nature of operations

River Gold Mines Ltd. (the "Company") is a publicly held company, engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on The Toronto Stock Exchange.

The Company's principal assets are the Eagle River Mine, Mishi Mine and the River Gold Mill (Note 6).

The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company has incurred significant operating losses and at September 30, 2005, the Company had a deficit of $42.1 million and a working capital deficiency of $1.4 million. Management believes that its planned mining activities for the last quarter of fiscal 2005 would result in sufficient cash flows to fund its operations and discretionary capital program on its mining and exploration properties.

The business of mining for minerals involves a high degree of risk. Accordingly, the cash flow and profitability of the Company could be materially affected by the mineral reserves and future gold production levels, market price of gold, future operating costs, foreign currency exchange rates and its ability to raise financing if necessary. These financial statements have been prepared on a going concern basis, which contemplates the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of operations.

2. Significant accounting policies

These interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended December 31, 2004.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, Moss Lake Gold Mines Ltd. ("MLGM"). At September 30, 2005 and December 31, 2004, the Company owned 61% of the issued shares of MLGM.

3. Receivables

	Sept 30 2005	Dec 31 2004
Goods and services tax	**$ 306,457**	$ 240,276
Other	**49,130**	179,285
	$ 355,587	$ 419,561

4. Funds held against letters of guarantee

	Sept 30 2005	Dec 31 2004
Relating to mine closure plans	**$ 736,173**	$ 715,811
Relating to hydro deposit	**468,740**	468,740
Relating to capital leases	**530,272**	530,272
	$ 1,735,185	$ 1,714,823

Funds are being held in Government Investment Certificates at interest rates ranging from 1.00% to 2.45% and maturing to November 2005.

5. Mining properties

The Company's mining properties consist of the Eagle River Mine, the Mishi Mine and the River Gold Mill.

The Eagle River Mine is subject to a 2% net smelter return royalty payable to the original vendors of the property.

The Mishi Mine is subject to royalty payments of $1 per tonne for open pit mining and $2 per tonne for underground mining in respect of ore mined and milled from the underlying claims in excess of 700,000 tonnes.

5. Mining properties (continued)

Carrying values	**Sept 30 2005**	Dec 31 2004
Shaft	**$ 15,966,599**	$ 15,966,599
Mining equipment	**14,568,806**	14,488,223
Mill and mill equipment	**8,909,729**	8,187,655
Powerlines	**1,614,662**	1,614,662
Roads	**678,027**	678,027
Other buildings	**977,536**	974,738
Acquisition, exploration and development costs	**50,349,289**	47,534,964
	93,064,648	89,444,868
Accumulated amortization	**59,038,229**	54,468,731
	34,026,419	34,976,137
Deferred development costs	**1,392,429**	2,812,938
	35,418,848	37,789,075
Write-down of carrying values	**15,000,000**	-
	$ 20,418,848	$ 37,789,075

6. Exploration properties

Moss Lake Properties

The Moss Lake Property is owned by MLGM which is obligated to pay underlying advance royalties of $5,469 per quarter to the vendors of the Moss Lake Property until commercial production is achieved. Upon commencement of commercial production, the property is subject to an 8.75% net profits royalty, as defined, to these underlying vendors in lieu of the underlying advance royalty.

MLGM owns a 100% interest in the Fountain Lake Property which consists of 149 mining claims contiguous with the Moss Lake Property to the east, west and south. This property is subject to a 2.5% net smelter return royalty payable to certain original vendors of the property. This royalty is subject to a buyback clause whereby the royalty may be reduced to 1.5% net smelter return for consideration of $1.0 million.

Magnacon Properties

In 2000, the Company acquired a 75% joint venture interest in the Magnacon Properties for total cash and legal costs of $551,268 and entered into a joint venture agreement with the two companies holding the remaining 25% interest. Under the terms of the agreement, the Company was required to unilaterally spend an aggregate of not less than $2 million on these properties by March 3, 2004 which requirement was fulfilled in fiscal 2003.

The Company, as operator, is entitled to management fees equal to 7.5% for exploration expenditures, 5% for development expenditures and 2.5% for operating expenditures. The joint venture is committed to pay net smelter royalties of 1.5% to an unrelated party and 0.5% to the Company on the Magnacon Property, and 2% to unrelated parties on the adjacent property.

6. Exploration properties (continued)

As the joint venture partners are in default regarding reimbursement to the Company of their share of expenditures subsequent to December 31, 2003, the Company has reversed in its accounts all the management fees accrued subsequent to December 31, 2003 and reflected 100% of the exploration expenditures incurred in 2004 and 2005 on the Magnacon properties.

Carrying values	**Sept 30 2005**	Dec 31 2004
Moss Lake Properties	**$ 1,253,679**	$ 1,226,793
Magnacon Properties. net of write-down of $6,321,208	**1,000,000**	7,310,034
Other properties	**14,621**	14,621
	$ 2,268,300	$ 8,551,448

7. Obligations under capital leases

The Company leases, with options to purchase, certain mining equipment. Future minimum payments under capital leases, together with the balance of the obligations under capital leases are as follows:

	Sept 30 2005	Dec 31 2004
2005	**$ 212,347**	$ 999,332
2006	**733,181**	733,181
2007	**526,259**	526,259
2008	**210,930**	210,930
2009	**11,452**	11,452
Total minimum lease payments	**1,694,169**	2,481,154
Less: Interest portion at the weighted average of 7.4%	**148,778**	253,918
Total obligations under capital leases, secured by equipment	**1,545,391**	2,227,236
Less: Current portion	**702,585**	866,617
Long-term portion	**$ 842,806**	$ 1,360,619

8. Capital stock

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:	Shares	Amount
Balance, December 31, 2003	42,014,767	$ 57,536,602
Flow through shares, net of costs of $132,219	950,000	3,145,281
Tax benefits on renounced flow-through shares	-	(1,179,900)
Balance, December 31, 2004	42,964,767	59,501,983
Common shares, net of costs of $372,203	3,500,000	3,127,797
Balance, September 30, 2005	46,464,767	$ 62,629,780

On July 21, 2005, the Company completed a private placement for the sale of 3,500,000 Units at a price of $1.00 per Unit for aggregate gross proceeds of $3,500,000. Each Unit consists of one common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.20 per share until July 21 2006.

9. Warrants

The following table reflects the continuity of warrants for the three months ended September 30, 2005.

		Number of common shares				
Expiry Date	Exercise Price	Opening Balance	Issued	Exercised	Expired	Closing Balance
July 21, 2006	$1.20	-	1,750,000	-	-	1,750,000

10. Common share purchase plan

The Company has a common share purchase plan under which the Board of Directors may grant options to purchase common shares to key employees, officers or directors of the Company. The aggregate number of common shares which may be reserved for issuance under the plan is limited to 2,000,000.

10. Common share purchase plan (continued)

The following table reflects the continuity for the three months ended September 30, 2005 and 2004 of options granted under the plan.

	Shares		Weighted Average Exercise Price	
	2005	2004	**2005**	2004
Outstanding, beginning of period	**1,180,000**	912,500	**$ 2.40**	$ 2.85
Granted	**85,000**	45,000	**$ 1.10**	$ 2.30
Exercised	**(5,000)**	-	**$ 1.00**	$ -
Expired	**(125,000)**	(92,500)	**$ 2.10**	$ 3.08
Outstanding, end of period	**1,135,000**	865,000	**$ 2.33**	$ 2.80

The following information applies to options outstanding and exercisable at September 30, 2005.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.90	5,000	4.75 years	$ 0.90
$ 0.99	5,000	4.75 years	$ 0.99
$ 1.00	35,000	4.50 years	$ 1.00
$ 1.10	40,000	5.00 years	$ 1.10
$ 1.24	30,000	4.50 years	$ 1.24
$ 1.25	15,000	5.00 years	$ 1.25
$ 1.39	10,000	4.50 years	$ 1.39
$ 1.40	150,000	4.50 years	$ 1.40
$ 1.41	5,000	4.25 years	$ 1.41
$ 1.50	48,000	0.25 years	$ 1.50
$ 2.10	45,000	4.25 years	$ 2.10
$ 2.25	90,000	4.25 years	$ 2.25
$ 2.30	25,000	4.00 years	$ 2.30
$ 2.65	275,000	3.75 years	$ 2.65
$ 3.00	240,000	3.50 years	$ 3.00
$ 3.33	97,000	2.50 years	$ 3.33
$ 3.50	20,000	2.00 years	$ 3.50
	1,135,000		

10. Common share purchase plan (continued)

The fair value of the options granted in the nine months ended September 30, 2005 was estimated on the date of grant using the Black-Scholes option pricing model. For the period ended September 30, 2005, the weighted average fair value per share price of $0.79 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 50%, risk-free interest rate of 1.96% and expected life of 2.1 years.

11. Contributed surplus

	Stock based compensation
Balance, December 31, 2003	$ 269,339
Stock based compensation	654,375
Balance, December 31, 2004	923,714
Stock based compensation	74,985
Balance, September 30, 2005	$ 998,699

The fair value compensation and contributed surplus relating to stock options for the three months ended September 30, 2005, was $35,655 (2004 - $NIL).

12. Flow-through shares

During 2004, under the terms of flow-through agreements, the Company issued 950,000 flow-through shares and is required to spend $3.3 million on qualifying exploration expenditures prior to December 31, 2005. As at September 30, 2005, the required amount had been spent.

13. Loss per common share

The basic and diluted loss per common share is based on a weighted average number of shares outstanding of 45,665,854 for the three months ended September 30, 2005 and 43,613,674 for 2004. The weighted average number of shares outstanding for the nine months ended September 30, 2005, was 43,875,023 compared to 42,448,161 for 2004. The effect of common share purchase options and warrants on the net loss in 2005 and 2004 is not reflected as to do so would be anti-dilutive.

14. Related party information

Receivables at September 30, 2005, include $32,381 due from Wesdome Gold Mines Inc. ("Wesdome") for reimbursement of expenses. Receivables at December 31, 2004, include $169,861 due from Wesdome for the sale of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at the exchange amounts. The Company is related to Wesdome through common management.

As at September 30, 2005, the Company owed Western Québec $6,010 compared to $NIL at December 31, 2004.

15. Financial instruments

The Company's financial instruments consist of cash, receivables and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

16. Risks

Environmental risks

River Gold is committed to a program of environmental protection at its operating mines, development projects and exploration sites. Management believes that it was in compliance with government regulations in 2005. The Eagle River ore and waste rocks are not acid generating and help minimize the environmental risks of mining. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Eagle River mine, Mishi mine and the mill are estimated to be about $0.7 million which the Company has fully funded by way of letters of credit to be held against these future environmental obligations.

Commodity price risk

The profitability of the Company is directly related to the market price of gold produced. The Company does not engage in hedging of its production. At September 30, 2005, the Company had 4,377 ounces of unsold gold bullion.

17. Comparative figures

Certain comparative figures have been reclassified, where necessary, to conform with the current year's presentation.

18. Indemnities

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Exhibit 14

RIVER GOLD MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Report
September 30, 2005

The following discussion and analysis of the operations, results, and financial position of River Gold Mines Ltd. ("River Gold" or the "Company") for the third quarter of 2005 should be read in conjunction with the December 31, 2004 audited financial statements and their related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The effective date of this report is November 10, 2005.

All amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Except for historical information, this Management's Discussion and Analysis ("MD&A") may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied in such forward looking statements.

BUSINESS OVERVIEW

River Gold was created in 1994 to consolidate certain property interests in the Wawa, Ontario region and to build a gold mining company. Commercial production commenced January 1, 1996 and since this time, the Company has produced more than 775,000 ounces of gold from three mines it has built in the region. The Company is an integrated producer with mining and milling operations employing 130 workers.

The Company's vision is one of regional development around existing infrastructure. The Company believes the gold market will improve appreciably and its long term vision is to provide investors exposure to a growing production profile in a strengthening gold market. The Company has extensive experience in mining and mine financing and is always on the lookout to repeat this business model elsewhere.

The Company is a 32% owned affiliate of Western Québec Mines Inc.

SUMMARY OF QUARTERLY RESULTS

	2005			2004
(in thousands, except per share data)	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenue	$ 7,180	$ 8,380	$ 7,859	$ 10,542
Net loss	(22,046)	(3,521)	(1,922)	(1,472)
Loss per share - basic and diluted	(0.48)	(0.09)	(0.04)	(0.03)
Total assets	29,508	50,117	52,744	56,151
Total long term financial liabilities	1,432	1,582	1,748	1,929
	2004			2003
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenue	$ 11,660	$ 8,046	$ 4,246	$ 9,054
Net loss	(713)	(269)	(1,215)	(1,538)
Loss per share - basic and diluted	(0.02)	(0.01)	(0.03)	(0.04)
Total assets	57,719	58,153	55,518	57,208
Total long term financial liabilities	2,061	1,866	1,974	2,049

PRODUCTION

In the three months ended September 30, 2005, River Gold's production increased to 15,000 ounces from 12,100 ounces of gold in the second quarter of 2005 for a total of 42,400 ounces of gold to September 30, 2005. This compares with 18,600 ounces produced in the third quarter 2004 and 16,900 in the second quarter for a total of 51,600 ounces of gold to September 30, 2004. During the first nine months of 2005, the mill treated 165,400 tonnes at a recovered grade of 8.0 grams of gold per tonne compared to 218,100 tonnes at a recovered grade of 7.4 grams of gold per tonne in 2004. In the third quarter of 2005, the recovered grade increased to 9.5 grams of gold per tonne from 6.7 grams of gold per tonne in the second quarter. During the nine months of 2005, all production came from the Eagle River mine with recoveries of 94.7%. Both grade and mill recoveries are improving as forecast for the second half. During the period, broken ore inventory decreased to 18,000 tonnes from 27,600 tonnes at June 30, 2005.

REVENUES

Revenues for the three months ended September 30, 2005 were $7.2 million and for the nine months $23.4 million compared to $11.7 million for the third quarter of 2004 and $23.9 million for the first nine months of 2004. Revenues in 2005 and 2004 were derived from gold and silver bullion sales and interest from term deposits. The average London Second Fix gold price in the first nine months of 2005 was US$432 per ounce, up 8% from US$401 in 2004. In Canadian dollars, however, the average Second Fix gold price for the quarter was $528 per ounce, up only slightly from the average of $525 per ounce in 2004. The Cdn$/US$ average exchange rate declined from 1.31 in 2004 to $1.22 in 2005. The average gold price realized by the Company in 2005 was US$432 or Cdn$527 per ounce compared to US$402 or Cdn$533 per ounce in 2004.

OPERATING COSTS AND EXPENSES

Operating costs were reduced to $6.5 million, or US$400 per ounce in the third quarter from US$494 in the second quarter of 2005. In addition to the direct mine cash costs, the total cash costs include the corporate and general costs, interest charges and production royalties resulting in a total cash cost of US$418 per ounce in the third quarter of 2005 compared to US$352 in 2004. For the nine months ended September 30, 2005, the total cash cost was US$459 per ounce compared to US$363 per ounce in 2004.

During the third quarter of 2005, the Company recorded a $0.04 million fair value stock compensation expense compared to $NIL million during the third quarter of 2004.

Energy costs and unfavourable exchange rates continued to pressure costs forcing the Company to adopt a new defensive mining plan. This will slash capital spending and cut operations in half. It buys time for economic conditions to improve.

EXPLORATION AND DEVELOPMENT

During the third quarter, the 580 metre level exploration drift was completed. This will allow drilling to test known zones at depth.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities (before the change in non-cash working capital) in the third quarter of 2005 was $0.4 million and a cash outflow for the nine month period of $1.4 million, compared to a cash flow of $1.8 million from operating activities in the third quarter of 2004 and $1.4 million for the nine month period. The higher US$ gold price was offset by the stronger Cdn$. The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because a higher percentage of revenues than expenses is generated in U.S. dollars.

During the third quarter of 2005, the Company spent $0.7 million on mining and exploration properties for a total of $2.3 million for the nine month period of 2005 compared to $6.2 million in the first nine month period of 2004. The capital acquisitions for the nine month period of 2005 included $0.8 million in mining and mill equipment. Development expenditures on the Eagle River mine amounted to $0.8 million during the third quarter.

During the third quarter of 2005, the Company completed a private placement for the sale of 3,500,000 Units at a price of $1.00 per Unit for aggregate gross proceeds of $3,500,000. Each Unit consists of one common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $1.20 per share until July 21 2006.

The Company repaid $0.22 million of obligations under capital leases in the third quarter of 2005, compared to $0.27 million in 2004. For the nine month period of 2005 and 2004, the Company repaid $0.68 million and $0.61 million, respectively.

Current assets at September 30, 2005 were $5.1 million compared to $8.1 million at the end of 2004. Broken and stockpiled ore inventory decreased to 18,000 tonnes at September 30, 2005 compared to 20,000 tonnes at the end of 2004. These are not carried as assets. The funds held against letters of guarantee for the nine month period of 2005 in respect of future closure costs and deposits increased by $10,959 representing interest earned on funds invested. The closure costs are being accrued over the life of the mines.

Mining properties, net of amortization, were $35.4 million at September 30, 2005 compared to $37.8 million at December 31, 2004 prior to the write-down of the carrying values. In the first nine months of 2005, amortization of mining properties exceeded capital additions by $2.4 million. In the third quarter of 2005, the carrying values of the Eagle River mine were written down by $15 million, resulting in carrying values of mining properties of $20.4 million at September 30, 2005.

Also in the third quarter of 2005, the carrying values of the Magnacon exploration properties were written down by $6.3 million, resulting in carrying values of exploration properties of $2.3 million.

Current liabilities were $6.5 million at September 30, 2005 compared to $8.3 million at year-end 2004. Working capital deficiency increased from $0.22 million at December 31, 2004 to $1.4 million at September 30, 2005. The Company has about 4,200 ounces in broken ore on surface stockpiles and in stopes and 4,377 ounces refined and carried as inventory at Cdn$547 per ounce. Although we expected liquidity to be challenged during the transitional period, increased gold prices are helping. The Company believes that its planned mining activities for the last quarter of fiscal 2005 would result in sufficient cash flows to fund its operations and discretionary capital program on its mining and exploration properties.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The Company did not enter into any new material contractual obligations during the nine month period of 2005.

TRANSACTIONS WITH RELATED PARTIES

Receivables at September 30, 2005, include $32,381 due from Wesdome Gold Mines Inc. ("Wesdome") for reimbursement of expenses. Receivables at December 31, 2004, include $169,861 due from Wesdome for the sale of equipment for $130,000 and reimbursement of expenses. These transactions were in the normal course of operations and were measured at the exchange amounts. The Company is related to Wesdome through common management.

As at September 30, 2005, the Company owed Western Québec $6,010 compared to NIL at December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

(i) Mining properties and plant and equipment

In accordance with the Company's accounting policies, amortization commences when a property is put into commercial production and is calculated on the unit of production method over the expected economic life of the mine. Depreciation is calculated once the asset is placed in service, using straight-line method over their estimated useful lives.

Mineral reserve and mineral resource estimates are not precise and also depend on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ radically from mineral reserve estimates for the following reasons:

(a) Mineralization or formation could be different from those predicted by drilling, sampling and similar tests;

(b) The grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves, and

(c) Declines in the market price of gold may render the mining of some or all of the Company's mineral reserves uneconomic.

Any of these factors may require the Company to reduce its mineral reserve and mineral resource estimates, change its production estimates or increase its costs. Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the reserve revision, and could result in impairment of the carrying amount of property, plant and equipment.

(ii) Reclamation and closure costs obligations

Environmental laws and regulations relating to the protection of the environment are continually changing and generally becoming more restrictive. River Gold has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the fair value of obligations for reclamation and closure costs. The Company estimates its future closure costs for the Eagle River mine, Mishi mine and the mill are estimated to be around $0.7 million.

(iii) Significant estimates and assumptions include also those related to the recoverability of mining and exploration properties, determination as to whether costs are capitalized or expensed and stock compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

ENVIRONMENT

River Gold is committed to a program of environmental protection at its operating mines, development projects and exploration sites. The management of River Gold believes that it was in material compliance with government regulations in 2005. The Eagle River ore and waste rocks are not acid generating and help minimize the environmental risks of mining. Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its future closure costs for the Eagle River mine, Mishi-Magnacon complex and the mill are estimated to be about $0.7 million which the Company has fully funded by way of letters of credit to be held against these future environmental obligations.

RISKS AND UNCERTAINTIES

The business of mining for minerals involves a high degree of risk. Accordingly, the cash flow and profitability of River Gold could be materially affected by the mineral reserves and future gold production levels, market price of gold, future operating costs, foreign currency exchange rates and its ability to raise financing if necessary. Since gold is quoted in U.S. dollars and operating costs are in Canadian dollars, changes in the U.S.-Cdn. currency rates will have an impact on future earnings. Based on forecast production levels, a Cdn$10 per ounce change in the gold price affects earnings by about $0.01 per share.

The Company's mining operations, and development and exploration projects, are affected by various laws and regulations, including those which cover environmental, health and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Company to maintain safe working conditions at all its work sites, comply with health and safety legislation, maintain equipment and premises in safe condition and ensure that all employees are trained and comply with safety procedures.

SUMMARY OF SHARES ISSUED

As of November 10, 2005, the Company's share information is as follows:

Common shares issued	46,464,767
Common share purchase warrants	1,750,000
Common share purchase options	1,100,000

ANNUAL INFORMATION FORM

The Company's current and previous years' Annual Information Forms (AIF) can be found on our web site www.rivergoldmine.com and on Sedar www.sedar.com.

OUTLOOK

The Company and its peers in the gold mining industry are facing oppressive cost pressures and an acute skilled labour shortage.

In light of the harsh economic conditions facing the gold industry, management has enacted a defensive short term survival strategy until conditions improve. This involves slashing operations, production and capital spending. Likewise, reserves and resources will be cut to a third and annual production to 36,000 ounces. Accordingly, 2005 annual production is now forecast at 50,000 ounces.

As announced in a press release dated April 20, 2005, the Company established an independent committee of its board of directors for the purpose of exploring a possible business combination with Wesdome Gold Mines Inc. (WDG-V). The independent committees have retained their respective financial advisors. The financial advisors have delivered their preliminary reports. There has been a delay in the process awaiting the preparation of a 43-101 report on River Gold which should be completed in the near future. Therefore, subject to the necessary regulatory approvals, we expect to be in a position to set the terms and call a meeting of shareholders before the end of November.

Exhibit 15

RIVER GOLD MINES LTD.

(the "Corporation")

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF RIVER GOLD MINES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSE SET FORTH IN THE ATTACHED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS (THE "NOTICE OF MEETING"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

Unless otherwise stated, the information contained in this management information circular is as of April 4, 2005.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent not less than 48 hours excluding, Saturdays, Sundays and holidays before the time of the Meeting or any adjournment thereof.**

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION OF PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, **such shares will be voted or voted in favour of the passing of all of the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.** At the time of the printing of this management information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Corporation who has held such position at any time since January 1, 2004; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors. In addition, the directors and officers of the Corporation have an interest in the resolution amending the 1996 stock option plan, in which directors and officers are eligible to participate.

VOTING SECURITIES AND PRINCIPAL HOLDER THEREOF

On April 4, 2005, 42,964,767 common shares of the Corporation ("Common Shares") were issued and outstanding. Each Common Share entitles the registered holder thereof to one vote at all meetings of shareholders.

The Corporation has fixed May 2, 2005, as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of shares named in the list will be entitled to vote at the Meeting the shares shown opposite his name on the list except to the extent that (a) the shareholder has transferred any of his shares after the date on which the list was prepared, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at April 4, 2005, the only person, firm or corporation which beneficially owned or exercised control or direction over securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation is as follows:

Name and Municipality of Residence	Common Shares	Percentage of all Issued Voting Securities of the Corporation
Western Québec Mines Inc. Toronto, Ontario	14,782,269	34.41%

EXECUTIVE COMPENSATION

General

During the fiscal year ended December 31, 2004, the Corporation had three named executive officers within the meaning of the *Securities Act* (Ontario). The summary of the executive compensation of the Named Executive Officers for each of the Corporation's three most recently completed fiscal years is as follows:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Murray Pollitt	2004	Nil	Nil	Nil	Nil	Nil	Nil	1,800 (1)
President	2003	Nil	Nil	Nil	Nil	Nil	Nil	1,500 (1)
	2002	Nil	Nil	Nil	Nil	Nil	Nil	600 (1)
Donald Orr	2004	119,946	Nil	Nil	30,000	Nil	Nil	1,800 (1)
Secretary-Treasurer	2003	115,968	2,036	Nil	10,000	Nil	Nil	1,500 (1)
	2002	112,584	6,341	Nil	Nil	Nil	Nil	600 (1)
Paul Cregheur	2004	Nil(2)	Nil	Nil	Nil	Nil	Nil	Nil
Vice-President,	2003	114,667	2,036	Nil	10,000	Nil	Nil	Nil
Operations	2002	102,978	7,341	Nil	Nil	Nil	Nil	Nil

(1) Director's Fees
(2) Paul Cregheur was compensated by Wesdome Gold Mines Inc. in 2004.

Option Grants in Last Fiscal Year

The following table sets forth the stock options granted under the Corporation's amended 1996 share option plan during the fiscal year ended December 31, 2004, to each of the Named Executive Officers.

Name	Securities Under Options / SARs Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/security)	Expiration Date
Murray Pollitt	Nil	N/A	N/A	N/A	N/A
Donald Orr	30,000	3.53%	$3.00	$3.00	April 29, 2009
Paul Cregheur	Nil	N/A	N/A	N/A	N/A

Options Exercised and Aggregates Remaining

No options were exercised by the Named Executive Officers during fiscal 2004. Details on remaining options held are also provided.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options / SARs at December 31, 2004		Value of Unexercised in-the-money Options / SARs at December 31, 2004(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Murray Pollitt	Nil	Nil	Nil	Nil	Nil	Nil
Donald Orr	Nil	Nil	40,000	Nil	Nil	Nil
Paul Cregheur	Nil	Nil	43,000	Nil	Nil	Nil

(1) Based on the closing price of the Common Shares on the TSX on December 31, 2004 of $1.65.

Other Compensation Matters

There were no long-term incentive awards made to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2004. Messrs. Orr and Cregheur are participants of the Corporation's pension plan which consists of a money purchase plan whereby the employee may contribute a maximum of 5% of earnings and the Corporation will match the contribution. There are no other pension plan benefits in place for the Named Executive Officers.

Employment Contracts

The Corporation has no employment contracts in place. Additionally, the Corporation has no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officer's employment with the Corporation from a change of control of the Corporation or a change in the Named Executive Officers' responsibilities following a change-in-control.

Composition of the Compensation Committee

During the fiscal year ended December 31, 2004 the board members, namely, Messrs. Murray Pollitt, John Bate, Donald Orr, Barry Smith, James Wheeler and Rolly Uloth of whom Messrs. Pollitt and Orr are members of management, performed the function of a compensation committee. In addition, Mr. Ronald Near was a member of the Board until June 20, 2004 and Mr. Robert Landis was a member of the Board until January 4, 2004.

Report of the Compensation Committee

The primary goal of the Board of Directors is to assure that the compensation provided to the Corporation's officers and management is determined with regard to the Corporation's business strategies and objectives, such that the financial interest of the officers and management is matched with the financial interest of the shareholders. The Corporation's officers and management are paid fairly and commensurate with their contributions to furthering the Corporation's strategic direction and objectives.

The Board of Directors believes that stock options encourage the Corporation's management and employees to own and hold shares in the Corporation and tie their long-term interests directly to those of the shareholders. Under the terms of the stock option plan, the Board of Directors may designate employees, including executive officers, eligible to receive options to acquire such numbers of Common Shares as the Board of Directors determines at the then current trading price on the TSX.

When awarding options, consideration is given to the exercise price of the aggregate options that would be held by an individual after the award under consideration is made. In determining the individual grants, the Board of Directors consider the following factors, without weighing them: the officer or employee's relative position and past equity grants.

On behalf of the Board of Directors
Murray H. Pollitt, John Bate, Barry Smith, Donald D. Orr, Rowland Uloth, James Wheeler

Compensation of Directors

Directors are entitled to $300 for each meeting of the directors of the Corporation attended in person to cover their expenses of attendance and $150 for each audit committee meeting. Directors may be entitled to participate in the stock option plan of the Corporation.

Stock Option Plan

In 2004, the shareholders approved and the Corporation amended its 1996 stock option plan (the "Amended Plan") under which the directors of the Corporation may grant options to purchase Common Shares to key employees, officers or directors of the Corporation by increasing the number of Common Shares which could be made the subject of options granted thereunder by 600,000.

The eligible participants under the Amended Plan are, subject to applicable laws, any employee, officer, director or consultant of the Corporation or any subsidiary of the Corporation. The Board of Directors shall determine option price at the time each option is granted, which shall in all cases be not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant.

The maximum number of Common Shares which may be reserved for issuance under the Amended Plan is limited to 1,400,000, representing 3.26% of the issued and outstanding Common Shares of the Corporation as at April 4, 2005. The maximum number of Common Shares reserved for issuance to insiders and associates in any one year period is 5% of the Corporation's outstanding Common Shares on the date of grant (on a non-diluted basis) and the maximum number of Common Shares which may be reserved for issuance or which may be issued to insiders (within the meaning of the *Securities Act* (Ontario)) is 10% of the Corporation's outstanding capital on the date of grant (on a non-diluted basis), excluding Common Shares issued under the Amended Plan or any other share compensation arrangement over the preceding one year period. As at April 4, 2005, an aggregate of 1,200,000 options to purchase Common Shares were outstanding under the Amended Plan, representing approximately 2.72% of the issued and outstanding Common Shares of the Corporation.

The term of any option granted pursuant to the Amended Plan shall not exceed 10 years. Options granted pursuant to the Amended Plan are not transferable or assignable by the participants other than by will or pursuant to the laws of descent and distribution and shall be exercisable during the lifetime of a participant only by the participant and after death only by the participant's legal representative. If a participant dies, the legal representative of the participant may exercise the participant's options within six months after the date of the participant's death. If a participant is terminated from their employment with the Corporation or otherwise ceases to be an eligible person for any reason whatsoever other than death, each option held by the participant will cease to be exercisable 30 days from the date such participant ceases to be an eligible person under the Amended Plan.

The Board of Directors may amend, suspend, or terminate the Amended Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required regulatory and shareholder approval, but no such action shall be undertaken which shall alter or impair any options previously granted to a participant under the Amended Plan without the consent of such participant.

Securities Authorized for Issuance Under the Amended Stock Option Plan

The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of the financial year ended December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	1,200,000	$2.50	200,000
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	1,200,000	$2.50	200,000

The Corporation had the following stock options outstanding as at December 31, 2004, which were granted during the financial year ended December 31, 2004 under its stock option plan

Options	Number of Common Shares Subject to Option	Option Price	Expiry Date	Market Price at Date of Grant
John Bate	30,000	$3.00	April 29, 2009	$3.00
Robert Landis	30,000	$3.00	April 29, 2009	$3.00
Donald Orr	30,000	$3.00	April 29, 2009	$3.00
Rowland Uloth	30,000	$3.00	April 29, 2009	$3.00
James Wheeler	30,000	$3.00	April 29, 2009	$3.00
Employees	120,000	$3.00	April 29, 2009	$3.00
Employees	355,000	$2.65	June 25, 2009	$2.65
Employees	45,000	$2.30	August 31, 2009	$2.30
Employees	40,000	$2.10	October 31, 2009	$2.10
Employees	90,000	$2.25	November 17, 2009	$2.25
Employees	5,000	$2.10	December 1, 2009	$2.10

In addition, the Corporation had the following stock options outstanding as at December 31, 2004.

Options	Number of Common Shares Subject to Option	Option Price	Expiry Date	Market Price at Date of Grant
Colin Kirkpatrick	10,000	$1.50	December 8, 2005	$1.15
Roderick Ryan	5,000	$1.50	December 8, 2005	$1.15
Paul Cregheur	33,000	$1.50	February 1, 2006	$1.20
John Bate	20,000	$3.50	April 25, 2007	$3.50
Paul Cregheur	10,000	$3.33	January 22, 2008	$3.33
Donald Orr	10,000	$3.33	January 22, 2008	$3.33
Employees	107,000	$3.33	January 22, 2008	$3.33

Shareholder Return Performance Graph

The following graph shows the yearly percentage change in the cumulative shareholder return on the Common Shares, which shares are listed on the TSX, compared to the cumulative total return of the S&P/TSX 300 Composite Index for the past five fiscal years assuming $100 investments on December 31, 1999.

FIVE YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT DECEMBER 31, 1999 TO DECEMBER 31, 2004


River Gold Mines Ltd.
S&P/TSX Composite Index
250.00
200.00
150.00
100.00
50.00
0.00
1999
2000
2001
2002
2003
2004

	1999	2000	2001	2002	2003	2004
River Gold Mines Ltd.	100.00	62.50	70.00	177.50	205.00	82.50
S&P/TSX Composite Index	100.00	107.41	93.90	82.22	104.20	119.29

Note: Assuming $100 investment is made on December 31, 1999.

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The Board of Directors will be working in the course of 2005 to adjust its corporate governance practices to comply with governance guidelines published in 2004 by the Canadian Securities Regulators. The following outlines how the corporate governance of the Corporation aligns with the TSX Guidelines:

1. *Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:*

a) *Adoption of a strategic planning process*

The Board of Directors ("the Board") is responsible for the stewardship of the business and affairs of the Corporation. The Corporation's corporate governance practices are designed to ensure that the business and affairs of the Corporation are effectively managed so as to foster value for its shareholders. The Board reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure to ensure that the best interests of the Corporation and its shareholders are being served. The Board's duties include social responsibility issues and environmental matters.

The charter of the Board of Directors provides that the Board is responsible to review the strategic business plans and corporate objectives, to approve the annual operating plan and to approve major capital expenditures, acquisitions, dispositions, investments, and financings that are thought to be material to the Corporation

The Board monitors management on a regular basis. Management of the Corporation is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board.

b) *Identification of principal risks, and implementing risk management systems*

The Board, directly and through its Audit Committee, identifies the principal risks of its business and ensures the implementation of appropriate systems to manage such risks. All significant proposed actions or programs which may expose the Corporation to risk must be approved at the Board level.

c) *Succession planning and monitoring senior management*

The Board appoints the members of senior management. The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

d) *Communications policy*

The communications policy of the Corporation is reviewed by its Board periodically and provides that communications will be made in a timely, accurate and effective manner. The Corporation communicates regularly with shareholders through press releases, as well as annual and quarterly reports, an Annual Information Form and Management Information Circular. Investor and shareholder concerns are addressed on an on-going basis by the senior officers of the Corporation. The Corporation also maintains a website: www.rivergoldmine.com

The Corporation is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. In particular, the

Corporation takes special efforts to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner.

e) *Integrity of internal control and management information systems*

Pursuant to the charters of the Board of Directors and the Audit Committee, the Board and its Audit Committee, through a process of enquiry with management and directors, are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws. The Board and the Audit Committee regularly assess the integrity of internal controls and management information systems, and implement changes when deemed appropriate.

2. a) *Majority of directors should be "unrelated" (Independent of management and free from conflicting interest.)*

Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. The Board is currently comprised of six (6) members, three (3) of whom are considered to be "unrelated" directors at the present time. The Corporation believes that this ratio of unrelated directors is appropriate for a company of its size.

b) *If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder.*

Western Quebec Mines Inc. is the company's significant shareholder. Three of the directors, namely, Murray Pollitt, Barry Smith and Donald Orr are related to Western Quebec Mines Inc. All other directors are either unrelated directors or do not have interests in or relationships with the Western Quebec Mines Inc.

3. *Disclose, for each director, whether he is related, and how that conclusion was reached*

Murray Pollitt, President and Donald Orr, Secretary-Treasurer, are "related" directors as they are employed by the Corporation in management positions. Barry Smith, Chairman, is deemed to be a "related" director by virtue of the fact that he is the President of Western Québec Mines Inc.

4. *Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*

There are no formal procedures in place for recruiting new directors or to address other performance enhancing measures. The size of the Board, the nature of the business conducted by the Corporation and the familiarity of all Board members with such business are such that the directors believe that a less formal approach is appropriate. The Board addresses this issue on an "as required" basis. New directors must have a track record in general business management, the ability to devote the time required, shown support for the Corporation's strategic objectives and a willingness to serve.

5. *Implement a process for assessing the effectiveness of the board, its committees and individual directors*

To date, due to the size and nature of the Corporation, the Board has not constituted a committee to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Performance and effectiveness of the individual Board members and committees are openly and frankly discussed by the Board as a whole at appropriate Board meetings.

6. *Provide an orientation and education program for new directors*

While no formal program is in place, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Corporation All new directors receive any historical public information about the Corporation as well as other relevant corporate and business information. Directors also participate in full-access tours of the Corporation's various facilities.

7. *Board should review its size, with a view to improving effectiveness*

The Board periodically assesses the size and composition of the Board and its committees. The Board is of the view that it would be appropriate to add one more independent director.

8. *Board should review compensation of directors in light of risks and responsibilities*

The Board periodically reviews the adequacy and form of compensation received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director. Even if compensation is deemed inadequate, financial circumstances and the need to set an example have constrained director compensation. Directors are entitled to $300 for each meeting of the Board attended in person to cover their expenses of attendance and $150 for each committee meeting. Directors are encouraged to own shares of the Corporation. The Board feels that rewarding the directors with stock options is in the best interest of the directors and the shareholders. John Bate was granted stock options on April 25, 1997 to purchase 20,000 shares at a price of $3.50 per share. Donald Orr was granted stock options on January 22, 2003 to purchase 10,000 shares at a price of $3.33 per share. On April 29, 2004, John Bate, Robert Landis, Donald Orr, Rolly Uloth and James Wheeler were each granted stock options to purchase 30,000 shares at a price of $3.00 per share. The directors have substantial shareholdings in the Corporation, although there is no requirement to hold a minimum number of shares.

9. *Committees of the board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors*

The Audit Committee and the Governance Committee are the only committees of the Board. The Audit Committee reviews the annual financial statements, fiscal disclosure requirements, investments and transactions that could adversely affect the wellbeing of the Corporation. For fiscal 2005, it is anticipated that the Audit Committee will continue to meet at least quarterly to review all interim as well as annual financial statements of the Corporation. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The members of the Audit Committee are James Wheeler, Rolly Uloth and John Bate, all of whom are currently "outside" and "unrelated" directors. The Governance Committee meets as required to review all issues pertaining to the governance of the Corporation. The members of the Governance Committee are Barry Smith, Rolly Uloth and James Wheeler, two of whom are currently "outside" and "unrelated" directors.

The Board feels that because of its size it can adequately perform the functions of an Executive Committee and a Compensation Committee.

10. *Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues*

The Governance Committee assumes responsibility for the Corporation's approach to corporate governance issues.

11. a) *Define limits to management's responsibilities by developing mandates for:*

(i) *the Board*

The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Corporation's internal control and management function. In addition, the Board is required to follow and adhere to the corporate standard of care set out in the governing corporate legislation of the Corporation, the *Business Corporations Act* ("Ontario") (the "OBCA"). The OBCA indicates that each director and officer of a corporation governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(ii) *the Chief Executive Officer*

The objective set for the President by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).

b) *Board should approve Chief Executive Officer's corporate objectives*

See Item 11(a)(ii) above.

12. *Establish procedures to enable the board to function independently of management*

The Corporation maintains a separation of the position of President and Chairman. This separation has acted to separate the implementation of strategic business plans of the Corporation with the general mandate of the Corporation as determined by the Board. The Board has appointed a Chairman, Barry Smith, who is a non-management individual.

13. *Establish an audit committee, composed only of outside directors, with a specifically defined mandate*

The Audit Committee is composed of three directors, all of which are independent. Each of the members of the Committee is "financially literate" in having the ability to read and understand a set of financial statements and the accompanying notes. Each of the members of the Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of being a chief executive officer with oversight of a corporation's finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The Audit Committee meets at least quarterly with management and the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, the need for internal controls, the financial reporting process and related internal controls. The Committee, in consultation with management and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards, which may impact the Corporation's financial disclosure and presentation.

The Audit Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors' report and Management's Discussion and Analysis. The Committee further reviews the remuneration of and recommends for review by the Board and approval by the shareholders the re-appointment and terms of engagement of the external auditors. The Audit Committee also meets periodically in private with the Corporation's auditors to discuss and review specific issues as appropriate.

14. *Implement a system to enable individual directors to engage outside advisors, at the corporation's expense*

Individual directors are free to consult with members of senior management whenever they so require. In appropriate circumstances, an individual director or a committee of the Board may engage outside advisors at the expense of the Corporation, subject to the approval of the Audit Committee. Recently the Board engaged Strathcona Mineral Services Limited to perform a general overview of mineral reserves and operating cost history for the Eagle River mine.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this management information circular, since the commencement of the Corporation's last completed financial year, no informed person of the Corporation, nominee for election as a director of the Corporation, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any subsidiary of the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at April 4, 2005, no director, executive officer or employee of the Corporation or any of its subsidiaries, or former director, executive officer or employee of the Corporation was indebted to the Corporation or any of its subsidiaries, nor were any of these individuals indebted to another entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or undertaking provided by the Corporation or any of its subsidiaries..

MATTERS TO BE ACTED UPON

Election of Directors

Six directors will be elected at the Meeting and **unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.** Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 4, 2005. The names of the nominees for election as directors, their province/state and country of residence, their principal occupation or employment, their positions with the Corporation and the year they became a director of the Corporation, if applicable, is as follows:

Name, Province/State and Country of Residence	Present principal Occupation or Employment	Position with Corporation	Year first became a Director of Corporation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Murray H. Pollitt(3) Ontario, Canada	President of the Corporation President, Pollitt & Co. Inc., stockbroker	Director, President	1994	512,322
John Bate(1) Ontario, Canada	President/General Manager, John Bate & Associates Ltd., a design-build contractor	Director	1997	Nil
Donald D. Orr Ontario, Canada	Secretary-Treasurer of the Corporation	Director, Secretary-Treasurer	1994	52,875
Barry G. Smith(2) Ontario, Canada	President, B.G. Smith Inc., a management consulting firm	Director, Chairman	2005	40,958
Rowland Uloth(1)(2) Ontario, Canada	President, R.W. Uloth Inc., a management consulting firm	Director	1999	14,500
James Wheeler (1)(2) London, England	Investment Manager GAM London Limited	Director	2004	Nil

(1) Member of the Audit Committee.

(2) Members of the Governance Committee.

(3) No proposed director is, or has been, within 10 years before the date hereof, a director or officer of any company that, while that person was acting in that capacity (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Murray H. Pollitt, President and director of the Corporation and 75% owner of Pollitt & Co. Inc., an investment dealer, who in 2004 made a settlement agreement with the Ontario Securities Commission with regards to a contravention of section 76(2) of the Securities Act and clause 14.1 of National Instrument 44-101 involving pre-marketing activities in the context of a bought deal financing. This was with respect to a convertible debenture bought deal financing of United Grain Growers Ltd. in November, 2002. This settlement resulted in Mr. Pollitt's registration as a trading officer being suspended for 30 days from

November 17, 2004 to December 17, 2004 and a $27,000 payment in respect to costs of the investigation. his suspension was with regards to Mr. Pollitt's activities at Pollitt & Co. Inc. and was unrelated to the affairs of the Corporation.

Each of the nominees for election as directors of the Corporation has held the principal occupation or employment referred to above for the last five year period.

As at April 4, 2005, the directors and senior officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 620,655 Common Shares or 1.4% of the outstanding Common Shares. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation has been furnished by the directors directly.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of Grant Thornton LLP, Chartered Accountants, the Corporation's current auditors, as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the management of the Corporation, subject to the approval of the directors.

Amendment to Stock Option Plan

The Corporation proposes to amend the Amended Plan to increase the number of Common Shares which may be made the subject of options granted thereunder by 600,000 Common Shares, thereby increasing the number of Common Shares which may be made the subject of options granted under the New Plan to 2,000,000 Common Shares. On April 4, 2005, the Corporation had 42,964,767 Common Shares outstanding (the "Outstanding Shares"). Accordingly, assuming that the proposed amendment is approved in the manner requested, the number of Common Shares which may be made the subject of options under the Plan will represent approximately 4.65% of the Outstanding Shares. A description of the New Plan is included under the heading "Executive Compensation – Stock Option Plan".

As of the date hereof, the Corporation has 1,200,000 outstanding options to purchase Common Shares under the New Plan.

The Corporation will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the New Plan.

The TSX requires that the shareholders of the Corporation approve the proposed amendment to the New Plan and, accordingly, shareholders will be asked to consider and, if thought appropriate, to approve the proposed amendment to the New Plan. The affirmative vote of a majority of the votes cast in respect of the motion thereon by holders of the Common Shares, voting together, is required in order to approve the proposed amendment to the New Plan.

The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the increase in the number of shares available for issuance under the Stock Option Plan on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The Corporation's 1996 stock option plan be and the same is hereby amended to provide that the number of Common Shares reserved for issuance upon exercise of options granted thereunder be increased from 1,400,000 to 2,000,000.

2. The reservation of an additional 600,000 Common Shares for issuance under the 1996 stock option plan is hereby authorized and approved and the Corporation is further authorized and directed to issue such Common Shares upon exercise of options in accordance with the terms of the plan as fully paid and non-assessable Common Shares in the capital of the Corporation.

3. Any one director or officer of the Corporation be and is hereby authorized and directed, acting in for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolution."

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com Financial information is provided in the Corporation's financial statements for the financial year ended December 31, 2004 and related management's discussion and analysis of results, which have been filed on SEDAR. Shareholders may also contact the Corporation by telephone at 416-360-3743, by email at info@rivergoldmines.com or by mail to the Corporation's administrative office at 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5, to request copies of these documents.

DIRECTORS' APPROVAL

The contents and the sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

DATED: April 4, 2005

(signed) Murray H. Pollitt, P. Eng.
President

Exhibit 16

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

River Gold Mines Ltd. ("River")
8 King Street East
Suite 1305
Toronto, Ontario
M5C 1B5

ITEM 2 Date of Material Change:

December 16, 2005

ITEM 3 News Release:

The press release in respect of this material change was issued on December 16, 2005 in Toronto, Ontario, via Canada NewsWire, which press release is attached hereto as Schedule "A".

ITEM 4 Summary of Material Change:

River and Wesdome Gold Mines Inc. ("Wesdome") announce the execution of a definitive merger agreement attached hereto as Schedule "B" (the "Merger Agreement") pursuant to which they have agreed to combine their businesses to create a single Canadian gold mining company (the "Merger").

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). Immediately prior to the Amalgamation, River will complete a share consolidation (the "River Share Consolidation") on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share") and will change its name to "Wesdome Gold Mines Ltd." Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share (the "Exchange Ratio") and the shareholders of Wesdome will become shareholders of the combined entity. After taking into account the River Share Consolidation, the Exchange Ratio is effectively the same as the exchange ratio disclosed in the press release issued by Wesdome and River on November 24, 2005.

ITEM 5 Full Description of Material Change:

See press release attached as Schedule "A".

Interested/Related Parties

Western Québec Mines Inc. ("WQM"), which is a significant shareholder of each of River and Wesdome owning approximately 42% of the issued and outstanding Wesdome Shares and approximately 32% of the issued and outstanding Pre-Consolidation River Shares, will continue to be a significant shareholder of the combined entity, owning approximately 38% of the issued and outstanding Post-Consolidation River Shares. In addition, many of the officers and directors of WQM are also officers and directors of Wesdome and/or River.

Exemptions from Valuation Requirements

As a result of the foregoing relationships, the Amalgamation constitutes (i) a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions (*"Rule 61-501"), (ii) a "going private transaction" for the purposes of Regulation Q-27 of the Autorité des marchés financiers du Québec entitled "Respecting Protection of Minority Securityholders in the Course of Certain Transactions" ("Regulation Q-27") and (iii) a "related party transaction" for the purposes of such rules. However, Wesdome and River have determined that there are exemptions available from the formal valuation requirements of Rule 61-501 applicable to business combinations and related party transactions and that there is an exemption available from the valuation requirement of Regulation Q-27 applicable to going private transactions. In addition, River has applied for an exemption from the valuation requirements of Regulation Q-27 applicable to related party transactions.

Wesdome had relied upon the exemption in s. 5.5(3) of Rule 61-501 as its securities are listed on the TSX Venture Exchange as an exemption from the valuation requirements noted above. River, on the other hand, is technically subject to the valuation requirements, however, it is not required to prepare a valuation of "non-cash" consideration that consists solely of its securities provided that the circular prepared in connection with the required shareholders' meetings (the "Circular") (i) states that neither company has any knowledge concerning the other company or its securities that has not been generally disclosed, and (ii) describes the voting interest of WQM in the combined entity.

Business Reasons for Merger / Effect on Business

Following completion of the Merger, the combined entity is expecting to have two profitable underground gold mines (Kiena and Eagle River) by mid 2006, with seasoned management and annualized production between 90,000 and 100,000 oz of gold per year. By combining both companies, administrative synergies between the two companies are estimated by management to be approximately $150,000 per annum. In addition, it is expected that the combined entity will have enhanced growth potential, a strengthened balance sheet and enhanced market liquidity. As well, management believes that both the Eagle River and the Wesdome group of properties have promising exploration potential, with a total combined property package of over 10,000 hectares in proven Canadian gold mining camps.

Board Review and Approval of Merger

As disclosed in the press release issued by Wesdome and River on November 24, 2005, each company established an independent committee of its board of directors for the purpose of exploring and making recommendations regarding a possible business combination of the two companies. In addition, the Wesdome board engaged Jennings Capital Inc. and the River board engaged Research Capital Corp. (collectively, the "Advisors") to act as their financial advisor in connection with the Merger. Additional detail with respect to the process undertaken by the committee and the board of each company will be provided in the Circular. It is intended that a copy of the final fairness opinion rendered by each of the Advisors, which supports the Exchange Ratio, will be included in Circular to be issued in connection with the Meetings. In addition, the Exchange Ratio has been approved by each company's independent committee and by each company's board. There were no formal valuations prepared in connection with the Merger and, to the knowledge of the officers and directors of Wesdome and River, have been no valuations prepared of either company during the past 24 months.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Donald D. Orr, Secretary-Treasurer, River Gold Mines Ltd.
Telephone No.: 416 360 3743

ITEM 9 Date of Report:

December 19, 2005

SCHEDULE "A"

PRESS RELEASE
Wesdome Gold Mines and River Gold Mines Execute Merger Agreement

Toronto, Ontario – December 16, 2005 - Wesdome Gold Mines Inc. (WDG-V) ("Wesdome") and River Gold Mines Ltd. (RIV-T) ("River") are pleased to announce the execution of a definitive merger agreement (the "Merger Agreement") pursuant to which they have agreed to combine their businesses to create a single Canadian gold mining company (the "Merger").

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). Immediately prior to the Amalgamation, River will complete a share consolidation (the "River Share Consolidation") on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share") and will change its name to "Wesdome Gold Mines Ltd." Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share (the "Exchange Ratio") and the shareholders of Wesdome will become shareholders of the combined entity. After taking into account the River Share Consolidation, the Exchange Ratio is effectively the same as the exchange ratio disclosed in the press release issued by Wesdome and River on November 24, 2005.

Also in connection with the Merger and pursuant to the Merger Agreement, all outstanding stock options and warrants issued by Wesdome will be assumed by River. Such securities, which were originally exercisable into common shares in the capital of Wesdome, will be exercisable into Post-Consolidation River Shares, the number of Post-Consolidation River Shares and the exercise price thereof being adjusted accordingly.

Closing of the Merger is subject to customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. In addition, the Merger must be approved by two-thirds of the votes cast by shareholders of each company, including approval by a majority of disinterested shareholders. Completion of the Merger is expected to occur following special shareholder meetings of both companies (collectively, the "Meetings") intended to be held on January 27, 2006.

The President of the combined company will be Paul Cregheur (currently President and a director of Wesdome and Vice-President, Operations of River) and Murray Pollitt (currently President of River, Chairman of Wesdome and a director of each of River and Wesdome) will be the Chairman. Murray Pollitt has indicated a desire to stand down as an officer and director after the June 2006 annual meeting. The combined entity will have approximately 75 million shares outstanding and expected market capitalization in excess of $100 million. Its head office will be in Toronto.

Western Québec Mines Inc. ("WQM"), which is a significant shareholder of each of River and Wesdome owning approximately 42% of the issued and outstanding Wesdome Shares and approximately 32% of the issued and outstanding Pre-Consolidation River Shares, will continue to be a significant shareholder of the combined entity, owning approximately 38% of the issued and outstanding Post-Consolidation River Shares. In addition, a number of the officers and directors of WQM are also officers and directors of Wesdome and/or River.

As a result of the foregoing relationships, the Amalgamation constitutes (i) a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("Rule 61-501"), (ii) a "going private transaction" for the purposes of Regulation Q-27 of the Autorité des marchés financiers du Québec entitled "Respecting Protection of Minority Securityholders in the Course of Certain Transactions" ("Regulation Q-27") and (iii) a "related party transaction" for the purposes of such rules. However, Wesdome and River have determined that there are exemptions available from the formal valuation requirements of Rule 61-501 applicable to business combinations and related party transactions and that there is an exemption available from the valuation requirement of Regulation Q-27 applicable to going private transactions. In addition, River has applied for an exemption from the valuation requirements of Regulation Q-27 applicable to related party transactions.

Additional information about the Merger will be provided to shareholders in the meeting materials to be circulated in advance of the Meetings and filed on SEDAR at www.sedar.com.

For further information, please contact:

Murray H. Pollitt, P. Eng.
President, River Gold Mines Ltd. at
Telephone (416) 803-2304 - Fax (416) 360-7620

or

Paul Cregheur
President, Wesdome Gold Mines Inc. at
Telephone (819) 738-4031 x 5361

SCHEDULE "B"

THIS MERGER AGREEMENT is made as the 13th day of December, 2005.

BETWEEN:

RIVER GOLD MINES LTD., a company existing under the laws of the Province of Ontario,

(hereinafter referred to as "River")

- and -

WESDOME GOLD MINES INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Wesdome")

- and -

9162-6812 QUÉBEC INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Subco")

WHEREAS River is a publicly traded company, the common shares of which are listed and posted for trading on the Toronto Stock Exchange;

AND WHEREAS Wesdome is a publicly traded company, the common shares of which are listed and posted for trading on the TSX Venture Exchange;

AND WHEREAS Subco is a wholly-owned subsidiary of River;

AND WHEREAS the parties hereto intend to effect a business combination pursuant to which Wesdome and Subco shall amalgamate and continue under the name of "Wesdome Gold Mines Inc." and the shareholders of Wesdome shall become shareholders of River (the "Transaction") subject to the terms and conditions of this Agreement and the Amalgamation Agreement (as hereinafter defined);

AND WHEREAS River intends to complete a share consolidation and name change immediately prior to effecting the Transaction on the basis that 1.538461538 Pre-Consolidation River Shares (as defined herein) will be converted into one River Share and on the basis that it will change its name to "Wesdome Gold Mines Ltd.";

AND WHEREAS the parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Amalgamation (as hereinafter defined);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows

ARTICLE I – INTERPRETATION AND GENERAL

1.01 **Definitions**

In this Agreement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set forth:

"Acquisition Proposal" has the meaning ascribed thereto in Section 4.01;

"Agreement", "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

"Amalgamated Corporation" means the continuing corporation constituted upon the Amalgamation becoming effective;

"Amalgamating Corporations" means, collectively, Wesdome and Subco;

"Amalgamation" means the amalgamation of Wesdome and Subco under the provisions of Section 123.115 of the Companies Act and on the terms and conditions set forth in the Amalgamation Agreement or any amendment thereto or variations therefrom;

"Amalgamation Agreement" means the amalgamation agreement to be entered into among River, Wesdome and Subco substantially in the form attached hereto as Schedule "A";

"Articles of Amalgamation" means articles of amalgamation filed in accordance with Section 123.118 of the Companies Act;

"business day" means any day other than a Saturday, Sunday or federal holiday in Canada or a day on which commercial banks in Toronto are required to or permitted to close;

"Change Date" has the meaning ascribed thereto in Section 4.02;

"Companies" means collectively, River, Wesdome and Subco;

"Companies Act" means the *Companies Act* (Québec), together with the regulations thereunder, as the same may be amended from time to time;

"Common Shares" means the common shares in the capital of the Amalgamated Corporation;

"Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the Companies Act by the General Inspector of Financial Institutions giving effect to the Amalgamation;

"Exchange Ratio" means one River Share for each one Wesdome Share;

"Information Circular" means the joint information circular to be prepared in connection with the solicitation of proxies by the management of each of River and Wesdome for the Meetings and includes any and all documents specifically incorporated by reference therein;

"Jennings" means Jennings Capital Inc., financial advisor to Wesdome;

"material adverse change" or **"material adverse effect"** means any change (including a decision to implement a change made by the directors or senior management of Wesdome or River or any of their respective subsidiaries), effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of such corporation and its subsidiaries, taken as a whole, to the extent that had such change, effect, event occurrence or change in a state of facts occurred prior to the date hereof it might reasonably be expected to have resulted in the other corporation not entering into this Agreement or entering into this Agreement only on materially different terms, but excluding any change, effect, event, occurrence or change in a state of facts relating to: (a) general economic conditions in Canada or securities markets in general; (b) the mining industry in general and not specifically relating to River or Wesdome or their respective subsidiaries; (c) gold prices in general; or (d) generally accepted accounting principles;

"material change" and **"material fact"** have the respective meanings given thereto in the Securities Acts;

"Meetings" means the River Meeting and the Wesdome Meeting;

"Name Change" means the change of the name of River to "Wesdome Gold Mines Ltd." to be completed by River immediately prior to effecting the Transaction;

"Non-Receiving Party" has the meaning ascribed thereto in Section 4.02;

"OBCA" means the *Business Corporations Act* (Ontario), together with the regulations thereunder, as the same may be amended from time to time;

"person" means any individual, body corporate, partnership, firm, joint venture, syndicate, trust, association, any other form of entity or organization and any government or regulatory authority, commission or other agency;

"Pre-Consolidation River Share" means a common share in the capital of River prior to the completion of the River Share Consolidation;

"Receiving Party" has the meaning ascribed thereto in Section 4.02;

"Recommendation Change" has the meaning ascribed thereto in Section 4.02;

"Regulation Q-27" means Regulation Q-27 of the Autorité des marchés financiers du Québec entitled *"Respecting Protection of Minority Securityholders in the Course of Certain Transactions"*;

"Research" means Research Capital Corporation, financial advisor to River;

"River" means River Gold Mines Ltd. and, where the context requires, includes its subsidiaries;

"River Disclosure Documents" means, collectively, all of the documentation which has been filed by or on behalf of River since December 31, 2003 with the relevant securities regulatory authorities pursuant to the requirements of applicable Canadian securities laws and which is publicly available for review on SEDAR, including all press releases and financial statements filed on SEDAR;

"River Meeting" means the special meeting of the shareholders of River to be held to consider, and, if deemed advisable, approve the River Share Consolidation, the Name Change and the Amalgamation;

"River Share Consolidation" means the share consolidation to be completed by River immediately prior to effecting the Transaction on the basis that 1.538461538 Pre-Consolidation River Shares will be converted into one River Share;

"River Shares" means the common shares in the capital of River after giving effect to the River Share Consolidation;

"Rule 61-501" means Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"Securities Acts" means all Canadian securities legislation applicable to the Companies together with all regulations, instruments, blanket orders and policy statements adopted in connection therewith;

"Subco" means 9162-6812 Québec Inc., a wholly-owned subsidiary of River;

"Superior Proposal" has the meaning ascribed thereto in Section 4.02;

"Termination Date" has the meaning ascribed thereto in Section 4.04;

"Transaction" has the meaning ascribed thereto in the preamble to this Agreement;

"Transfer Agent" means Computershare Investor Services Inc.;

"Triggering Event" has the meaning ascribed thereto in Section 4.03;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange;

"Wesdome" means Wesdome Gold Mines Inc. and, where the context requires, includes its subsidiaries;

"Wesdome Disclosure Documents" means, collectively, all of the documentation which has been filed by or on behalf of Wesdome since December 31, 2003 with the relevant securities regulatory authorities pursuant to the requirements of applicable Canadian securities laws and which is publicly available for review on SEDAR, including all press releases and financial statements filed on SEDAR;

"Wesdome Meeting" means the special meeting of the shareholders of Wesdome to be held to consider, and, if deemed advisable, approve the Amalgamation;

"Wesdome Shares" means the common shares in the capital of Wesdome;

"Wesdome Options" means the stock options granted pursuant to the stock option plan of Wesdome dated December 29, 1999 and remaining unexercised and unexpired as disclosed in Schedule "B" hereto; and

"Wesdome Warrants" means common share purchase warrants of Wesdome, each such warrant entitling the holder thereof to purchase one Wesdome Share on or before August 10, 2006 at a price of $1.70 or $1.50 per share as disclosed in Schedule "B" hereto.

Words and phrases used herein that are defined in the Companies Act shall have the same meaning herein as in the Companies Act unless the context otherwise requires.

1.02 **Interpretation not affected by Headings, etc.**

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03 **Number, Etc.**

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa; words importing the use of any gender shall include all genders.

1.04 **Date for any Action**

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.05 **Entire Agreement**

This Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.06 **Transaction**

The parties hereto agree to effect the Transaction by effecting the Amalgamation subject to the terms and conditions of this Agreement and the Amalgamation Agreement. River will complete the River Share Consolidation and the Name Change, following which the Wesdome Shares will be exchanged for River Shares based on the Exchange Ratio and Wesdome will amalgamate with Subco to form the Amalgamated Corporation, which will become a wholly-owned subsidiary of River. In addition, the Wesdome Warrants and the Wesdome Options will be assumed by River and, in accordance with its terms, each such security will become exercisable into River Shares, the exercise price and number of River Shares being adjusted accordingly based on the Exchange Ratio.

ARTICLE II REPRESENTATIONS AND WARRANTIES

2.01 **Representations and Warranties of Wesdome**

Wesdome represents and warrants to and in favour of River and Subco as follows and acknowledges that River and Subco are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) Each of Wesdome and its subsidiaries is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and Wesdome has the corporate power to enter into, execute and deliver this Agreement and perform its obligations hereunder;

(b) the authorized capital of Wesdome consists of an unlimited number of Wesdome Shares of which 46,455,982 Wesdome Shares are, as at the date hereof, validly issued and outstanding as fully paid and non-assessable;

(c) the Wesdome Shares are not subject to any cease trade order issued by any securities regulatory authority;

(d) except as disclosed in Schedule "B" hereto, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued Wesdome Shares or any unissued securities of Wesdome;

(e) the financial statements of Wesdome contained in or comprising the Wesdome Disclosure Documents present fairly the financial position of Wesdome at the relevant dates and the results of its operations and the changes in its financial position for the periods indicated in the said statements and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(f) except as disclosed in the Wesdome Disclosure Documents, there has been no material adverse change in the business or condition, financial or otherwise of Wesdome from that shown in the audited financial statements of Wesdome as at and for the year ended December 31, 2004;

(g) Wesdome is the beneficial owner of the properties and assets described as being owned by it in the Wesdome Disclosure Documents with good and marketable title thereto free and clear of material liens, charges, encumbrances or adverse interests except as disclosed in the Wesdome Disclosure Documents;

(h) the execution and delivery of this Agreement and the consummation of the Amalgamation do not and will not:

(i) result in the breach of or violate any term or provision of the constating documents or by-laws of Wesdome; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Wesdome is a party or by which it is bound or to which any property of Wesdome is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Wesdome under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Wesdome;

(i) the execution and delivery of this Agreement has been duly approved by the board of directors of Wesdome and this Agreement constitutes a legal, valid and binding obligation, enforceable against Wesdome in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency or similar laws of general application relating to the enforcement of creditor's rights or the relief of debtors or by equitable relief including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(j) Wesdome is not a party to any oral or written management contract or contract for the employment of any officer except as disclosed in the Wesdome Disclosure Documents;

(k) there are no agreements, covenants, undertakings or other commitments of Wesdome or any partnership or joint venture in which it is a partner or participant or any instruments binding on any of them or any of their respective properties:

(i) under which the consummation of the Amalgamation would have the effect of imposing restrictions or obligations on Wesdome materially greater than those imposed upon Wesdome or any such partnership or joint venture at the date hereof;

(ii) which would give a third party, as a result of the consummation of the Amalgamation, a right to terminate any material agreement to which Wesdome or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) under which the consummation of the Amalgamation would impose material restrictions on the ability of Wesdome to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status, other than area of mutual interest clauses and similar clauses in existing agreements; or

(iv) under which the consummation of the Amalgamation would impose material restrictions on the ability of Wesdome to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(l) the description of the business of Wesdome, its financial condition, assets and properties to be contained in the Information Circular will include sufficient detail to permit holders of Wesdome Shares to, in respect to the business and affairs of Wesdome and River, form a reasoned judgment in respect of the River Shares to be exchanged for the Wesdome Shares in connection with the Amalgamation and to permit the holders of Wesdome Shares and River Shares generally to form a reasoned judgment in respect of the Amalgamation and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(m) Wesdome is a reporting issuer not in default under the *Securities Act* (Ontario) and has similar status and is not in default under the Securities Acts of British Columbia, Alberta and Québec;

(n) the Wesdome Shares are listed and posted for trading on the TSX-V;

(o) Wesdome has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Amalgamation;

(p) there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Wesdome contemplated or threatened, against or affecting Wesdome or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Amalgamation or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Wesdome;

(q) there are no known or anticipated material liabilities of Wesdome of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Wesdome is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements contained in or comprising the Wesdome Disclosure Documents or incurred in the ordinary course of business, which may have a material adverse effect on Wesdome

(r) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading; and

(s) there are no reasonable grounds for believing that as a consequence of the Amalgamation:

    (i) the Amalgamated Corporation could not discharge its liabilities when due; and

    (ii) the book value of the assets of the Amalgamated Corporation will not, on the Effective Date, be less than the sum of its liabilities and issued and stated share capital account.

2.02 **Representations and Warranties of River**

River represents and warrants to and in favour of Wesdome as follows and acknowledges that Wesdome is relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) Each of River and its subsidiaries is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and River has the corporate power to enter into, execute and deliver this Agreement and perform its obligations hereunder;

(b) the authorized capital of River consists of an unlimited number of River Shares, and 46,469,767 River Shares are, as at the date hereof, validly issued and outstanding as fully paid and non-assessable (without giving effect to the River Share Consolidation);

(c) the River Shares are not subject to any cease trade order issued by any securities regulatory authority;

(d) except as described in Schedule "C" hereto, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued River Shares or any unissued securities of River;

(e) the financial statements of River contained in or comprising the River Disclosure Documents present fairly the financial position of River at the relevant dates and the results of its operations and the changes in its financial position for the periods indicated in the said statements and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(f) except as disclosed in the River Disclosure Documents, there has been no material adverse change in the business or condition, financial or otherwise of River from that shown in the audited financial statements of River as at and for the year ended December 31, 2004;

(g) River is the beneficial owner of the properties and assets described as being owned by it in the River Disclosure Documents with good and marketable title thereto free and clear of material liens, charges, encumbrances or adverse interests except as disclosed in the River Disclosure Documents;

(h) the execution and delivery of this Agreement and the consummation of the Amalgamation do not and will not:

   (i) result in the breach of or violate any term or provision of the constating documents or by-laws of River; or

   (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which River is a party or by which it is bound or to which any property of River is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of River under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

   (iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to River;

(i) the execution and delivery of this Agreement has been duly approved by the board of directors of River and this Agreement constitutes a legal, valid and binding obligation, enforceable against River in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency or similar laws of general application relating to the enforcement of creditor's rights or the relief of debtors or by equitable relief including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court ;

(j) River is not a party to any management contract or any oral or written contract for the employment of any officer except as disclosed in the River Disclosure Documents;

(k) there are no agreements, covenants, undertakings or other commitments of River or any partnership or joint venture in which it is a partner or participant or any instruments binding on any of them or any of their respective properties:

(i) under which the consummation of the Amalgamation would have the effect of imposing restrictions or obligations on River materially greater than those imposed upon River or any such partnership or joint venture at the date hereof; or

(ii) which would give a third party, as a result of the Amalgamation, a right to terminate any material agreement to which River or any such partnership or joint venture is a party or to purchase any of their respective assets; or

(iii) under which the consummation of the Amalgamation would impose material restrictions on the ability of River to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status, other than area of mutual interest clauses and similar clauses in existing agreements; or

(iv) under which the consummation of the Amalgamation would impose material restrictions on the ability of River to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(l) the description of the business of River, its financial condition, assets and properties to be contained in the Information Circular will include sufficient detail to permit holders of Wesdome Shares to, in respect to the business and affairs of Wesdome and River, form a reasoned judgment in respect of the River Shares to be exchanged for the Wesdome Shares in connection with the Amalgamation and to permit the holders of Wesdome Shares and River Shares generally to form a reasoned judgment in respect of the Amalgamation and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(m) River is a reporting issuer not in default under the *Securities Act* (Ontario) and has similar status and is not in default under the Securities Acts of British Columbia, Manitoba and Québec;

(n) the River Shares are listed and posted for trading on the TSX;

(o) River has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Amalgamation;

(p) there are no actions, suits, proceedings or investigations commenced, or to the knowledge of River contemplated or threatened, against or affecting River or before or by any person or before any arbitrator of any kind which would prevent or hinder the Amalgamation or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of River;

(q) there are no known or anticipated material liabilities of River of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which River is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements contained in or comprising the River Disclosure Documents or incurred in the ordinary course of business, which may have a material adverse effect on River;

(r) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading;

(s) there are no reasonable grounds for believing that as a consequence of the Amalgamation:

(i) the Amalgamated Corporation could not discharge its liabilities when due; and

(ii) the book value of the assets of the Amalgamated Corporation will not, on the Effective Date, be less than the sum of its liabilities and issued and stated share capital account.

(t) River is the registered and beneficial owner of one common share of Subco; and

(u) Subco is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, has one common share outstanding, a paid-up capital of $1.00 and no liabilities.

ARTICLE III - COVENANTS

3.01 Covenants of Wesdome

Wesdome covenants and agrees with River and Subco that it will, until the earlier of the termination of this Agreement and the day following the Effective Date:

(a) convene and hold the Wesdome Meeting for the purpose of considering the Amalgamation as soon as reasonably practicable and in any event no later than January 27, 2006 or such later date as may be mutually agreed upon. In connection with the Wesdome Meeting, as promptly as reasonably practicable, Wesdome shall cooperate with River to prepare the Information Circular in form and substance satisfactory to both parties, acting reasonably, together with any other documents required by applicable law, including, but not limited to any financial statements and pro forma financial statements, in connection with the consideration of the Amalgamation by the shareholders of Wesdome. The Information Circular will contain, among other things, the unanimous recommendation of Wesdome's board of directors that the shareholders of Wesdome vote in favour of the Amalgamation on the basis that the board has unanimously determined the Amalgamation to be in the best interests of, and the consideration to be paid to shareholders of Wesdome to be fair to, the shareholders of Wesdome;

(b) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement, including, without limitation, soliciting proxies to be voted at the Wesdome Meeting in favour of the Amalgamation, and using its best efforts to obtain such approvals of the holders of Wesdome Shares as may be required by the Companies Act and all applicable regulatory authorities and take all such similar or other actions or proceedings as may be necessary or advisable with a view to consummating the Amalgamation, including the joint filing with Subco of the Articles of Amalgamation under the Companies Act in connection with the Amalgamation;

(c) not declare or pay any dividends or make any distribution of its properties or assets to its shareholders or to others or retire or redeem any of its outstanding shares or other of its securities;

(d) except pursuant to currently existing obligations or under Wesdome's stock option plan or as contemplated in the Information Circular, not issue, or enter into any agreement or agreements to issue, or grant options, warrants or rights to purchase, any shares of its capital stock or other of its securities;

(e) without the prior consent of River, not merge or consolidate with, or sell or transfer all or any part of its assets to, any other person (excluding Wesdome's wholly-owned subsidiaries) or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the Amalgamation or which would render materially inaccurate any of the representations and warranties set forth in Section 2.01 hereof (as if such representations and warranties were made at a time subsequent to such act or transaction and all references to the date of this Agreement were deemed to be such later date);

(f) not alter or amend its constating documents as the same exist at the date of this Agreement;

(g) use its reasonable best efforts to obtain all necessary consents, assignments, regulatory approvals (including, without limitation, the approval of the TSX-V), waivers, amendments or terminations to any instruments and take such other measures as may be appropriate to fulfil its respective obligations thereunder and to consummate the Amalgamation;

(h) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction other than in the ordinary course of its business, as presently conducted;

(i) furnish to River and Subco such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Wesdome as may reasonably be requested by River or Subco, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(j) ensure that the information and financial statements related to Wesdome to be contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Wesdome for the Meetings comply as to form and substance with the requirements of the Companies Act and the Securities Acts and such information and data contained therein shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(k) use its best efforts to cause each of the conditions precedent set forth in Sections 3.03 and 3.05 hereof to be complied with on or before the Effective Date.

3.02 **Covenants of River**

River covenants and agrees with Wesdome that it will, and will cause Subco, until the earlier of the termination of this Agreement and the day following the Effective Date:

(a) convene and hold the River Meeting for the purpose of considering (i) the River Share Consolidation; (ii) the Name Change; and (iii) the issuance of River Shares in exchange for the Wesdome Shares to be issued as part of the Amalgamation as soon as reasonably practicable and in any event no later than January 27, 2006 or such later date as may be mutually agreed upon. In connection with the River Meeting, as promptly as reasonably practicable, River shall cooperate with Wesdome to prepare the Information Circular in form and substance satisfactory to both parties, acting reasonably, together with any other documents required by applicable law, including, but not limited to any financial statements and pro forma financial statements, in connection with the consideration of the River Share Consolidation, the Name Change and the Amalgamation by the shareholders of River. The Information Circular will contain, among other things, the unanimous recommendation of River's board of directors that the shareholders of River vote in favour of the Amalgamation on the basis that the board has unanimously determined the Amalgamation to be in the best interests of, and the consideration to be paid to shareholders of Wesdome to be fair to, the shareholders of River;

(b) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement, including, without limitation, effecting the name change, soliciting proxies to be voted at the River Meeting in favour of the River Share Consolidation, the Name Change and the Amalgamation, and using its best efforts to obtain such approvals of the holders of River Shares as may be required by the TSX and all applicable regulatory authorities and take all such similar or other actions or proceedings as may be necessary or advisable with a view to consummating the Amalgamation, including the joint filing by Subco with Wesdome of the Articles of Amalgamation under the Companies Act in connection with the Amalgamation;

(c) not declare or pay any dividends or make any distribution of its properties or assets to its shareholders or to others or retire or redeem any of its outstanding shares or others of its securities;

(d) not merge or consolidate with, or sell or transfer all or any part of its assets to, any other person or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the Amalgamation or which would render materially inaccurate any of the representations and warranties set forth in Section 2.02 hereof (as if such representations and warranties were made at a time subsequent to such act or transaction and all references to the date of this Agreement were deemed to be such later date);

(e) not alter or amend its constating documents as the same exist at the date of this Agreement except for the purposes of effecting the River Share Consolidation and the Name Change (and for greater clarity, Wesdome understands and acknowledges that the River Board has adopted a new general by-law which is to be ratified by the River shareholders);

(f) use its best efforts to obtain all necessary consents, assignments, regulatory approvals (including, without limitation, the approval of the TSX), waivers, amendments or terminations to any instruments and take such other measures as may be appropriate to fulfil its respective obligations thereunder and to consummate River Share Consolidation, the Name Change and the Amalgamation;

(g) furnish to Wesdome such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of River and Subco as may reasonably be requested by Wesdome which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(h) ensure that the information and financial statements related to River and Subco to be contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of River for the Meetings shall comply as to form and substance with the requirements of the OBCA and the Securities Acts and such information and data contained therein shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(i) use its reasonable best efforts to cause each of the conditions precedent set forth in Sections 3.03 and 3.04 hereof to be complied with on or before the Effective Date.

3.03 **Mutual Conditions**

The respective obligations of each of the parties hereto to consummate the Amalgamation shall be subject to fulfilment, on or before the Effective Date, of the following conditions:

(a) the Amalgamation shall have been approved at the Meetings in accordance with the provisions and requirements of the Companies Act, Rule 61-501 and Regulation Q-27 (including any exemption order), as applicable, all applicable laws, rules, regulations and policies, including the rules and/or policies of the TSX and the TSX-V, and all other governmental and regulatory orders and decrees and the River Share Consolidation and the Name Change shall have been approved at the River Meeting in accordance with the provisions and requirements of the OBCA;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation;

(c) all necessary regulatory requirements and approvals, including, without limitation, conditional approvals required in respect of the listing and posting for trading on the TSX of the River Shares;

(d) Jennings shall not have withdrawn its fairness opinion to be appended to the Information Circular; and

(e) Research shall not have withdrawn its fairness opinion to be appended to the Information Circular.

3.04 **Conditions to Obligations of Wesdome**

The obligation of Wesdome to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Wesdome without prejudice to its right to rely on any other or others of them:

(a) each of the acts and undertakings of River and Subco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

(b) River and Subco shall have furnished Wesdome with a legal opinion, dated the day of the Effective Date, satisfactory in form and substance in all material respects to Wesdome, to the effect that:

(i) River and Subco are validly existing under their jurisdiction of incorporation and each has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it; and

(ii) River and Subco have taken all necessary corporate action to authorize the execution and delivery of this Agreement and the consummation of the River Share Consolidation, the Name Change and the Amalgamation; and

(iii) River has taken all necessary corporate action to assume the Wesdome Warrants and the Wesdome Options;

(c) River shall have complied with its covenants contained in Article III hereof and, except as affected by the transaction contemplated by this Agreement or referred to or contemplated in the Information Circular, the representations and warranties of River contained in Section 2.02 shall be true in all material respects as of the Effective Date with the same effect as though made at and as of such time and Wesdome shall have received a certificate of a senior officer of River to that effect, dated as of the Effective Date; and

(d) the board of directors of Wesdome has not made a determination that it is not in the best interests of Wesdome or its shareholders to proceed with the Amalgamation.

3.05 **Conditions to Obligations of River**

The obligation of River to consummate, and to cause Subco to consummate, the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by River without prejudice to its right to rely on any other or others of them:

(a) each of the acts and undertakings of Wesdome to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

(b) Wesdome shall have furnished River with a legal opinion dated the day of the Effective Date, satisfactory in form and substance in all material respects to River, to the effect that:

(i) Wesdome is validly existing under the laws of its jurisdiction of incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it; and

(ii) Wesdome has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the consummation of the Amalgamation;

(c) Wesdome shall have complied with its covenants contained in Article III hereof and, except as affected by the transaction contemplated by this Agreement or referred to or contemplated in the Information Circular, the representations and warranties of Wesdome contained in Section 2.01 shall be true in all material respects as of the Effective Date with the same effect as though made at and as of such time and River shall have received a certificate of a senior officer of Wesdome to that effect, dated as of the Effective Date; and

(d) the board of directors of River has not made a determination that it is not in the best interests of River or its shareholders to proceed with the Amalgamation.

3.06 **Satisfaction of Conditions**

The Conditions set out in this Article III shall be conclusively deemed to have been satisfied, waived or released on the filing of the Articles of Amalgamation under the Companies Act.

3.07 **Share Certificates of the Amalgamated Corporation**

After the filing of the Articles of the Amalgamation and the issuance of a certificate of amalgamation therefor, River shall be entitled to receive share certificate(s) representing the number of Common Shares which is equal to the number of River Shares issuable to the former holders of Wesdome Shares.

3.08 **Surrender of Share Certificates**

At any time after the Effective Date, a holder of Wesdome Shares may surrender to River the certificates representing such Wesdome Shares and, subject to the provisions of the Companies Act and this Agreement, such shareholder, in return therefor, shall be entitled to receive certificates evidencing River Shares on the basis set out in the Amalgamation Agreement.

ARTICLE IV - NO SOLICITATION

4.01 No Solicitation

During the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Date and (ii) the Termination Date (as defined in Section 4.04 hereof), River and Wesdome agree that they will not, directly or indirectly, and will not authorize or permit any representative thereof to, directly or indirectly, (a) solicit, initiate, encourage, engage in or respond to (other than to decline) any inquiries or proposals regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of their assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a de facto change of control (each an "Acquisition Proposal"), other than the Amalgamation, (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (c) agree to, approve or recommend an Acquisition Proposal, or (d) enter into any agreement related to an Acquisition Proposal provided, however, that subject as hereinafter provided, nothing shall prevent River or Wesdome from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions and/or negotiations with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (i) the directors of River or Wesdome, as the case may be, conclude in good faith, after consultation with counsel, that such action is required in order for them to comply with their fiduciary obligations under applicable law, and (ii) prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, River or Wesdome, as the case may be, gives the other of them, written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person. River and Wesdome shall immediately after the execution hereof terminate all existing discussions or negotiations with any person (other than those ongoing between them) with respect to any potential Acquisition Proposal. Concurrent with the execution hereof River and Wesdome shall advise the other of them of any current Acquisition Proposal and River and Wesdome shall promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

As used in this agreement, "de facto change of control" means, with respect to a party, the purchase or sale of 20% or more of the assets of the party and its subsidiaries taken as a whole (including, without limitation, through the purchase or sale of securities of the party's subsidiaries) or any purchase or sale of, or tender or exchange offer for, voting securities of the party that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 20% or more of the total voting power of the party.

4.02 Superior Proposals

Either River or Wesdome (the "Receiving Party", being the party having received an Acquisition Proposal, and the other party then being referred to as the "Non-Receiving Party") or the directors thereof may, in respect of any Acquisition Proposal received by them prior to the approval by the shareholders of the Receiving Party for the Amalgamation, change their recommendation to their shareholders regarding the approval of the Amalgamation (a "Recommendation Change") if prior to the Recommendation Change: (i) they have determined that such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined) and advised the Non-Receiving Party of that fact and their intention to make a Recommendation Change; (ii) the Non-Receiving Party has been provided with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted); and (iii) five business days have elapsed from the later of the date on which the Non-Receiving Party received the material required to be provided to it pursuant to (i) and (ii). The Receiving Party and the Non-Receiving Party agree that if the Non-Receiving Party so elects, during the five business day period referred to in (iii), they and their financial and legal advisors shall negotiate in good faith to make such adjustments to the terms and conditions of this agreement as would enable the Receiving Party to not make its Recommendation Change, while allowing their respective boards of directors to comply with their fiduciary duties under applicable law. During such five business day period, the Receiving Party shall not enter into any agreement in respect of the Superior Proposal with the party making the Superior Proposal; provided, however, that the Receiving Party may, during that time, enter into or continue discussions with such party, but such discussions shall in no way affect the rights of the Non-Receiving Party under this agreement to require that the Receiving Party hold a special meeting of its shareholders to consider the Amalgamation and, if the Receiving Party's shareholders approve the Amalgamation and the other conditions for the Receiving Party's benefit are satisfied or waived, proceed to complete the Amalgamation.

The Receiving Party's board of directors may communicate to the shareholders of the Receiving Party their Recommendation Change in such manner as they may elect, including the issuance of a press release and such other communication they determine necessary. The first public announcement or other communication to Receiving Party shareholders of the Recommendation Change is referred to as the "Change Date".

At any time following the Change Date, the Non-Receiving Party may elect, by notice in writing to the Receiving Party, to terminate this agreement pursuant to Section 4.04 hereof, and upon the Non-Receiving Party so doing, the Receiving Party will be obliged to make the payment contemplated by, and in accordance with, Section 4.03 hereof; alternatively, notwithstanding any Recommendation Change, the Non-Receiving Party may require the Receiving Party to hold its special meeting, and if the Non-Receiving Party takes no action, it shall be deemed to have not terminated the agreement and the Receiving Party will proceed to hold its special meeting.

As used in this agreement, "Superior Proposal" means a bona fide unsolicited Acquisition Proposal received after the date hereof that: (A) is not conditional on obtaining financing, (B) in respect of which the directors of River or Wesdome, as the case may be, have determined in good faith, after consultation with, and receiving advice (which may include a written opinion) from, as appropriate, their financial, legal and other advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which results in the holders of the River Shares or Wesdome Shares, as the case may be, receiving consideration of greater value per share than is available to them as a result of the Amalgamation. The parties acknowledge that the Amalgamation represents a strategic transaction for both companies and in assessing whether the Acquisition Proposal is a "Superior Proposal" they will consider the long term benefits which are offered to the shareholders by virtue of the business combination.

4.03 **Compensation Fee**

If:

(a) the Non-Receiving Party terminates this agreement in accordance with Section 4.04 hereof;

(b) following a Recommendation Change to shareholders by a Receiving Party in accordance with Section 4.02 hereof, the shareholders of the Receiving Party do not approve the Amalgamation at the meeting duly called for such purpose; or

(c) (i) following the date of this agreement a party becomes a Receiving Party in respect of an Acquisition Proposal that has been publicly announced or otherwise disclosed to the public (whether or not the Acquisition Proposal is determined to be a Superior Proposal), (ii) the shareholders of the Receiving Party do not approve the Amalgamation at the meeting duly called for such purpose and (iii) within 250 days following the date of such meeting of shareholders the Receiving Party accepts, approves or recommends, or enters into an agreement (whichever occurs first) with respect to any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar amalgamation which would or could, in any case, constitute a de facto change of control, whether or not such amalgamation is the Acquisition Proposal received following the date of this agreement,

(any such event being a "Triggering Event"), then the Receiving Party shall pay the Non-Receiving Party an amount in cash equal to $500,000. Such payment will be made by the Receiving Party in immediately available funds to an account designated by the Non-Receiving Party. Such payment shall be made, in the circumstances set forth in Subsection 4.03 (a) or (b) hereof, within three business days of the termination of the agreement by the Non-Receiving Party or the vote by the shareholders at the special meeting, and, in the circumstances set forth in Subsection 4.03(c) above, at the time that is the first to occur of such Acquisition Proposal being accepted, approved or recommended or an agreement with respect to such Acquisition Proposal being executed. The obligation to make any payment required by this paragraph shall survive any termination of this Agreement.

Wesdome and River hereby each acknowledge that the payment amount set out in this subparagraph is a payment of liquidated damages which is a pre-estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and is not a penalty. River and Wesdome hereby irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by the Non-Receiving Party, the Non-Receiving Party shall have no further claim against the Receiving Party in respect of the failure to complete the Amalgamation, provided that nothing herein shall preclude the Non-Receiving Party from seeking injunctive relief to restrain any breach or threatened breach by the Receiving Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith. In addition, neither party is precluded from seeking damages in respect of any breach of this Agreement by the other party which breach occurred prior to the termination hereof.

4.04 **Termination:**

This Agreement may be terminated by:

(a) the mutual consent of the parties hereto;

(b) the Non-Receiving Party in the circumstances permitted by Section 4.02 hereof; or

(c) River or Wesdome (as used in this subparagraph, the "first party"), if the other party provides notice of its inability to comply with any of the covenants, conditions or agreements to be complied with or satisfied by it hereunder and provides to the first party such details and supporting materials relating to such inability as the first party shall reasonably request in order to assess the impact thereof; or

(d) River or Wesdome, in the event that the Information Circular for the Meetings has not been mailed to their security holders on or prior to January 31, 2006 or the Amalgamation has not been completed by March 31, 2006 as a result of the failure of one or more of the conditions in a party's favour to be satisfied (or waived by that party).

The date upon which this agreement is terminated pursuant to this Section 4.04 is referred to herein as the "Termination Date". Termination of this agreement shall not relieve either party of the obligations it may then have pursuant to Section 4.03 and Sections 6.02 and 6.04 hereof.

ARTICLE V - AMENDMENT

5.01 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the parties hereto without further notice to or authorization on the part of the holders of Wesdome Shares or River Shares (provided that such amendment does not materially adversely change the consideration to be received by the holders of Wesdome Shares) without the prior approval of such holders in the same manner as required for the Amalgamation and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies in, or modify, any representation contained herein or in any document delivered pursuant hereto;

(c) cure any ambiguity in or correct or supplement any provision hereof;

(d) to the extent permitted by law and the applicable regulatory authorities, waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties herein; and/or

(e) amend this Agreement in accordance with or to comply with the directions or requirements of any regulatory authority.

ARTICLE VI - GENERAL

6.01 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.02 Expenses

Whether or not the Amalgamation becomes effective and, except as hereinafter provided, each of Wesdome and River shall pay its own expenses in connection with the preparation and execution of this Agreement and the transactions contemplated hereby or incidental hereto.

6.03 **Assignment**

No party may assign its rights or obligations under this Agreement without the prior written consent of each of the other parties hereto.

6.04 **Announcements**

Each of the parties hereto shall cooperate with the others in releasing information concerning this Agreement and the Amalgamation and shall furnish to the others drafts of all releases prior to publication; provided, however, that nothing contained herein shall prevent any party at any time from furnishing any information to any governmental agency, stock exchange or regulatory authority or as otherwise required by law.

6.05 **Notices**

Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to a party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is delivered personally to an officer or director of such party at Suite 1305, 8 King Street East, Toronto, Ontario M5C 1B5 Attention: Secretary or to such other address as the party entitled to or receiving such notice, designation, communication, request, demand or other document shall, by a notice given in accordance with this section, have communicated to the party giving or sending or delivery such notice, designation, communication, request, demand or other document. Any notice, designation, communication, request, demand or other document given or sent or delivered as aforesaid shall be deemed to have been given, sent, delivered and received on the date of delivery.

6.06 **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

RIVER GOLD MINES LTD.

Per: ______________________

WESDOME GOLD MINES INC.

Per: ______________________

9162-6812 QUÉBEC INC.

Per: ______________________

SCHEDULE "A'

FORM OF AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the • day of December, 2005.

BETWEEN:

RIVER GOLD MINES LTD., a company existing under the laws of the Province of Ontario,

(hereinafter referred to as "River")

- and -

WESDOME GOLD MINES INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Wesdome")

- and -

9162-6812 QUÉBEC INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Subco")

WHEREAS Wesdome and Subco, which is a wholly-owned subsidiary of River, have agreed to amalgamate pursuant to Part 1A of the *Companies Act* (Québec) (the "Companies Act") upon the terms and conditions hereinafter described and for such purpose River has agreed to issue its common shares as hereinafter provided;

AND WHEREAS the Amalgamation (as defined herein) will not contravene section 123.116 of the Companies Act;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set forth:

"Act" means the *Companies Act* (Québec).

"Agreement", "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

"Amalgamated Corporation" means the continuing corporation constituted upon the Amalgamation becoming effective.

"Amalgamating Corporations" means Wesdome and Subco.

"Amalgamation" means the amalgamation of Wesdome and Subco under the provisions of the Act as contemplated in this Agreement.

"Articles of Amalgamation" means the Articles of Amalgamation with respect to the Amalgamation.

"Common Shares" means the common shares in the capital of the Amalgamated Corporation.

"Companies Act" means the *Companies Act* (Québec);

"Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the Act giving effect to the Amalgamation.

"River" means River Gold Mines Ltd.

"River Shares" means the common shares in the capital of River as constituted on the Effective Date.

"Subco" means 9162-6812 Québec Inc.

"Subco Share" means the common share in the capital of Subco.

"Transfer Agent" means Computershare Investor Services Inc.

"Wesdome" means Wesdome Gold Mines Inc.

"Wesdome Options" means the stock options granted pursuant to the stock option plan of Wesdome dated December 29, 1999 and remaining unexercised and unexpired.

"Wesdome Shares" means the common shares in the capital of Wesdome as constituted on the Effective Date.

"Wesdome Warrants" means common share purchase warrants of Wesdome, each such warrant entitling the holder thereof to purchase one Wesdome Share on or before August 10, 2006 at a price of $1.70 or $1.50 per share.

1.02 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03 Number, etc.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.04 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

ARTICLE II
THE AMALGAMATION

2.01 The Amalgamation

The Amalgamating Corporations hereby agree to amalgamate pursuant to the provisions of Part 1A of the Act and to continue as one corporation on the terms and conditions herein set forth. In this regard, each of River, Wesdome and Subco shall take all steps as are necessary or desirable for the implementation of the Amalgamation and the filing of the Articles of Amalgamation with the General Inspector of Financial Institutions pursuant to Section 123.118 of the Act. At the Effective Date:

(a) the amalgamation of Wesdome and Subco and their continuance as one corporation shall become effective;

(b) the property of each of Wesdome and Subco shall continue to be the property of the Amalgamated Corporation;

(c) the Amalgamated Corporation shall continue to be liable for the obligations of each of Wesdome and Subco;

(d) any existing cause of action, claim or liability to prosecution with respect to either Wesdome or Subco shall be unaffected;

(e) any civil, criminal or administrative action or proceeding pending by or against either Wesdome or Subco may be continued to be prosecuted by or against the Amalgamated Corporation; and

(f) the Articles of Amalgamation shall be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Corporation.

ARTICLE III
AMALGAMATED CORPORATION

3.01 Name

The name of the Amalgamated Corporation shall be "Wesdome Gold Mines Inc."

3.02 Business of the Amalgamated Corporation

The shall be no restriction or limit on the business or businesses which the Amalgamated Corporation is authorized to carry on.

3.03 Registered Office

The registered office of the Amalgamated Corporation shall be located in the City of Montréal.

3.04 Authorized Capital

The authorized capital of the Amalgamated Corporation shall consist of an unlimited number of shares without par value designated as "Common Shares".

3.05 Rights, Privileges, Restrictions and Conditions Attaching to the Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(a) Each holder of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Amalgamated Corporation, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each Common Share held by such holder.

(b) The holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive dividends if and when declared by the board of directors of the Amalgamated Corporation.

(c) In the event of any liquidation, dissolution or winding-up of the Amalgamated Corporation or other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive the remaining property or assets of the Amalgamated Corporation.

3.06 Directors

(a) **Minimum and Maximum.** The number of directors of the Amalgamated Corporation shall be one.

(b) **First Director.** The first director of the Amalgamated Corporation, who shall hold office until the first annual meeting of the shareholders of the Amalgamated Corporation or until his successor is duly elected or appointed, shall be the person whose name, address and Canadian residence status appear below:

Name	Residence Address	Canadian Resident
Donald D. Orr	15 Whitecroft Place Etobicoke, Ontario M9A 4T3	Yes

3.07 Officers

The officers of the Amalgamated Corporation shall, until changed by the directors of the Amalgamated Corporation, be as follows:

Office	Name
President	Paul Cregheur

Secretary Donald D. Orr

3.08 By-Laws

The by-laws of the Amalgamated Corporation shall be the by-laws of Subco until repealed, amended or altered.

ARTICLE IV
ISSUANCE OF RIVER SHARES AND COMMON SHARES UPON THE AMALGAMATION

4.01 Exchange of Wesdome Shares

Upon the consummation of the Amalgamation the Wesdome Shares, Wesdome Warrants and Wesdome Options which are issued and outstanding immediately prior to the Effective Date shall be dealt with as follows:

(a) each issued and outstanding Wesdome Share, other than those held by River, shall be exchanged for River Shares on the basis of one River Share for each one Wesdome Share;

(b) each issued and outstanding Wesdome Warrant shall be assumed by River;

(c) each issued and outstanding Wesdome Option shall be assumed by River;

(d) Wesdome Shares held by River shall be cancelled without any repayment therefor.

4.02 Issuance of Common Shares

Upon the Amalgamation, the Subco Share held by River shall be exchanged for one Common Share and, as consideration for the issue of River Shares to the holders of Wesdome Shares, other than River, River will also receive one Common Share for each River Share so issued.

4.03 Issuance of Certificates Representing River Shares

At or promptly after the Effective Date, River shall deposit with the Transfer Agent, for the benefit of the holders of Wesdome Shares who will receive River Shares in connection with the Transaction, certificates representing the maximum number of River Shares that are issuable in connection with the Amalgamation. Upon surrender to the Transfer Agent of a certificate which immediately prior to or upon the Effective Date represented Wesdome Shares in respect of which the holder is entitled to receive River Shares in connection with the Amalgamation, together with a duly completed letter of transmittal and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefore, and after the Effective Date the Transfer Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of River Shares which such holder has the right to receive. In the event of a transfer of ownership of Wesdome Shares that was not registered in the securities register of Wesdome, a certificate representing the proper number of River Shares may be issued to the transferee if the certificate representing such Wesdome Shares is presented to the Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.03, each certificate which immediately prior to or upon the Effective Date represented one or more Wesdome Shares, under the Amalgamation, that were exchanged or were deemed to be exchanged for River Shares shall be deemed at all time after the Effective Date to represent only the right to receive upon such surrender a certificate representing that number (rounded down to the nearest whole number) of River Shares which such holder has the right to receive.

4.04 Lost Certificates

In the event any certificate which immediately prior to the Effective Date represented one or more outstanding Wesdome Shares that were exchanged pursuant to the Amalgamation shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Wesdome Shares claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more River Shares pursuant to Section 4.03 hereof in each case deliverable in accordance with the Amalgamation. The holder to whom certificates representing River Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to River, Wesdome and the Transfer Agent in such sum as River or Wesdome may direct or otherwise indemnify River or Wesdome in a manner satisfactory to River or Wesdome against any claim that may be made against River or Wesdome with respect to the certificate alleged to have been lost, stolen or destroyed.

4.05 Extinguishment of Rights

Any certificate which immediately prior to the Effective Date represented outstanding Wesdome Shares that has not been deposited with all other instruments required by Section 4.03 hereof on or prior to the earlier of the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a holder of River Shares. On such date, the River Shares (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to River, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of River, Wesdome or the Transfer Agent shall be liable to any person in respect of River Shares (or dividends and/or distributions thereon) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.06 Withholding Rights

River, Wesdome and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of River Shares or Wesdome Shares such amounts as River, Wesdome or the Transfer Agent is required to deduct and withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Wesdome Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate tax authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the consideration otherwise payable to the holder, River, Wesdome and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to River, Wesdome or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and River, Wesdome or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.07 Termination of Depositary

Any River Shares that remain undistributed by the Transfer Agent to former holder of Wesdome Shares 24 months after the Effective Date shall be delivered to River, upon demand thereof, and holders of certificates previously representing Wesdome Shares who have not theretofore complied with section 4.03 hereof shall thereafter look only to River for payment of any claim to River Shares or dividends or distributions, if any, in respect thereof.

ARTICLE V
ARTICLES OF AMALGAMATION

5.01 Articles of Amalgamation

The Amalgamating Corporations shall jointly file under the Act, Articles of Amalgamation and such other documents as may be required by the Act to give effect to the Amalgamation.

5.02 Modification or Amendment

The Amalgamating Corporations and River and each of them may, by resolution of their respective boards of directors, assent to any modification of this Agreement which their respective shareholders, directors or any regulatory authority may require, and this Agreement shall be deemed to include such modifications.

ARTICLE VI
GENERAL

6.01 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF this Amalgamation Agreement has been executed by the parties hereto.

RIVER GOLD MINES LTD.

Per:______________________________

WESDOME GOLD MINES INC.

Per:______________________________

9162-6812 QUÉBEC INC.

Per:______________________________

SCHEDULE "B"

WESDOME – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

Wesdome Gold Mines Inc.
Summary of Convertible Securities
As at December 13, 2005

WARRANTS

Purchaser	Exercise Price	Potential Common Shares	Expiry Date
David Malach	$1.70	8,300	August 10, 2006
Eldon J. Bennett	$1.70	8,300	August 10, 2006
Marion T. Morrison	$1.70	2,500	August 10, 2006
Antje Sperling	$1.70	2,000	August 10, 2006
Mark P. Eaton	$1.70	25,000	August 10, 2006
Canada Dominion Resources 2005 Limited Partnership	$1.70	200,000	August 10, 2006
CMP 2005 Resources Limited Partnership	$1.70	800,000	August 10, 2006
2035718 Ontario Inc.	$1.70	15,000	August 10, 2006
MSP 2005 Resource Limited Partnership	$1.70	500,000	August 10, 2006
Westwind Partners Inc.	$1.50	101,471	August 10, 2006
Research Capital Corporation	$1.50	40,589	August 10, 2006
Pollitt & Co. Inc.	$1.50	40,589	August 10, 2006
Loewen, Ondaatje, McCutcheon Limited	$1.50	20,294	August 10, 2006
Total		**1,764,043**	

SCHEDULE "B" (continued)

WESDOME – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

OPTIONS

Holder	Exercise Price	Potential Common Shares	Number Exercisable	Expiry Date
Blais, M	$1.30	30,000	12,000	January 13, 2009
Castonguay, J	$1.30	100,000	40,000	January 13, 2009
Cregheur, P	$1.30	250,000	100,000	January 13, 2009
Dessureault, L	$1.30	50,000	20,000	January 13, 2009
Jeansonne, P	$1.30	50,000	20,000	January 13, 2009
Jolicoeur, R	$1.30	30,000	12,000	January 13, 2009
Landis, R	$1.30	30,000	12,000	January 13, 2009
Martineau, J	$1.30	30,000	12,000	January 13, 2009
Perreault, C	$1.30	150,000	60,000	January 13, 2009
Toussaint, R	$1.30	100,000	40,000	January 13, 2009
Bouvier, Y	$1.80	50,000	20,000	March 17, 2009
Chevrier, R	$1.80	25,000	10,000	March 17, 2009
Couture, R	$1.80	25,000	10,000	March 17, 2009
Deslauriers, L	$1.80	50,000	20,000	March 17, 2009
Lafleur, M	$1.80	25,000	10,000	March 17, 2009
Leclerc, S	$1.80	75,000	30,000	March 17, 2009
Terreault, P	$1.20	100,000	40,000	September 1, 2009
Arscott, P	$1.40	50,000	10,000	December 20, 2009
Dubois, S	$1.40	75,000	15,000	March 3, 2010
Terreault, P	$1.40	75,000	15,000	March 3, 2010
Brousseau, G	$1.40	25,000	5,000	March 3, 2010
Major, F	$1.40	25,000	5,000	March 3, 2010
Croteau, A	$1.40	10,000	2,000	March 3, 2010
Total		**1,430,000**	**520,000**	

SCHEDULE "C"

RIVER – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

River Gold Mines Ltd.
Summary of Convertible Securities
As at December 13, 2005

WARRANTS

Purchaser	**Exercise Price**	**Potential Common Shares**	**Expiry Date**
Sprott Strategic Offshore Gold Fund Ltd.	$1.20	250,000	July 21, 2006
Sprott Gold and Precious Metals Fund	$1.20	500,000	July 21, 2006
Murray H. Pollitt	$1.20	25,000	July 21, 2006
Tocqueville Gold Partners LP	$1.20	25,000	July 21, 2006
Tocqueville Gold Offshore Fund Ltd.	$1.20	225,000	July 21, 2006
Phoenix Gold Fund limited	$1.20	125,000	July 21, 2006
Alexander Christ	$1.20	300,000	July 21, 2006
Josie Durante	$1.20	35,000	July 21, 2006
Maralisa Durante Gargiuto	$1.20	15,000	July 21, 2006
Account #434 by its manager, Mackenzie Financial Corp	$1.20	250,000	July 21, 2006
Westwind Partners Inc.	$1.05	113,750	July 21, 2006
Research Capital Corporation	$1.05	45,500	July 21, 2006
Pollitt & Co. Inc.	$1.05	45,500	July 21, 2006
Loewen, Ondaatje, McCutcheon Limited	$1.05	22,750	July 21, 2006
Total		1,977,500	

SCHEDULE "C" (continued)

RIVER – OPTIONS, RIGHTS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OUTSTANDING

Options	Exercise Price	Potential Common Shares	Expiry Date
Options	$0.90	5,000	June 30, 2010
Options	$0.95	15,000	October 31, 2010
Options	$0.95	255,000	November 30, 2010
Options	$0.99	5,000	May 31, 2010
Options	$1.00	5,000	April 30, 2010
Options	$1.00	30,000	July 7, 2010
Options	$1.00	120,000	November 30, 2010
Options	$1.10	5,000	September 26, 2010
Options	$1.10	35,000	September 27, 2010
Options	$1.24	30,000	March 31, 2010
Options	$1.25	10,000	August 31, 2010
Options	$1.39	10,000	February 28, 2010
Options	$1.40	150,000	March 11, 2010
Options	$1.41	5,000	January 31, 2010
Options	$1.50	33,000	February 1, 2006
Options	$2.10	40,000	October 31, 2009
Options	$2.10	5,000	December 1, 2009
Options	$2.25	90,000	November 17, 2009
Options	$2.30	25,000	August 31, 2009
Options	$2.65	250,000	June 25, 2009
Options	$3.00	210,000	April 29, 2009
Options	$3.33	92,000	January 22, 2008
Options	$3.50	20,000	April 25, 2007
Total		**1,445,000**	

Exhibit 17

RIVER GOLD MINES LTD.

WESDOME

WESDOME GOLD MINES INC.

- and -

RIVER GOLD MINES LTD.

Notices of Special Meetings of Shareholders
to be held January 27, 2006

- and -

Joint Management Information Circular
Concerning the Proposed Merger
of Wesdome Gold Mines Inc. and 9162-6812 Québec Inc., a wholly-owned
subsidiary of River Gold Mines Ltd.

December 29, 2005

WESDOME

December 29, 2005

Dear Wesdome Shareholder:

On December 16, 2005, Wesdome Gold Mines Inc. ("Wesdome") announced that its board of directors (the "Wesdome Board") approved an agreement to merge (the "Merger") with a wholly-owned subsidiary of River Gold Mines Ltd. ("River") to create a new Canadian gold mining company to be called "Wesdome Gold Mines Ltd.".

The Wesdome Board and the management of Wesdome unanimously support the Merger for the reasons described in the accompanying meeting materials (the "Meeting Materials"), including a joint management information circular prepared by Wesdome and River (the "Circular"). The Meeting Materials are being provided to you in respect of a special meeting (the "Wesdome Meeting") of Wesdome shareholders to consider the Merger, which meeting is to be held at 9:30 a.m. (Toronto time) on Friday, January 27, 2006 at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

At the Wesdome Meeting, you will be asked to approve a special resolution regarding the Merger. The Merger, if approved by the shareholders of both Wesdome and River, will combine the mining resources, assets, and management of the two companies. By combining these elements, we believe that we will be creating an organization which is more than the sum of these parts. The merged company, which will be named "Wesdome Gold Mines Ltd.", will be a larger and more diversified mining company with a focus on gold. In addition, we believe that, with an approximate market capitalization in excess of $100 million, we are creating an investment opportunity which will attract interest from a larger and more diverse investor community and enhance liquidity for Wesdome shareholders. The Circular details our thinking on these considerations and others, all of which support the Merger.

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). Immediately prior to the Amalgamation, River will complete a share consolidation on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share"), and will change its name to "Wesdome Gold Mines Ltd." Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share. In effect, upon completion of the River Share Consolidation, each River Shareholder will hold 0.65 of a Post-Consolidation River Share for each Pre-Consolidation River Share held.

The Merger must be approved by at least two-thirds of the votes cast by Wesdome Shareholders, in person or by proxy, and by a simple majority of the votes cast by the Wesdome Minority Shareholders (as defined in the Circular). Completion of the Merger is subject to a similar shareholder approval by River's shareholders and certain other conditions, including the receipt of all applicable regulatory approvals.

The Wesdome Board unanimously recommends that you vote in favour of the Merger.

Subject to obtaining all necessary regulatory and shareholder approvals, it is anticipated that the Merger will be completed on or shortly after January 27, 2006.

A detailed description of the Merger and other relevant information is contained in the Circular. A fairness opinion with respect to the consideration to be received by Wesdome shareholders in connection with the Merger has been obtained from Jennings Capital Inc., a copy of which is included in the Circular.

Your vote is important. If you are unable to be present at the Wesdome Meeting in person, we encourage you to vote by completing the relevant enclosed form of proxy and delivering it as instructed in the form of proxy.

We also encourage registered holders of Wesdome Shares to complete and return the enclosed (yellow) letter of transmittal (the "Wesdome Letter of Transmittal") together with the certificate(s) representing their Wesdome Shares to Computershare Investor Services Inc. ("Computershare"), Wesdome's registrar and transfer agent. This will facilitate the early delivery to Wesdome Shareholders of Post-Consolidation River Shares in exchange for their Wesdome Shares on completion of the Merger.

If you own Wesdome Shares through a broker or other intermediary, you will not need to take any action in order to exchange your Wesdome Shares for Post-Consolidation River Shares as any such action will be taken by your broker or other intermediary.

Should you have any questions or require information on the procedures for voting your shares at the Wesdome Meeting or in completing the Wesdome Letter of Transmittal, please contact Computershare Investors Services Inc. toll-free 1-800-564-6253 or at service@computershare.com.

The future is expected to be rewarding for Wesdome shareholders and we trust that the Merger will receive your support. The Circular contains important information regarding the Merger and related matters and I encourage you take the time to review it carefully. If you require assistance, please consult your financial, legal or other professional advisers.

Sincerely,

WESDOME GOLD MINES INC.

"(signed)"

Paul Cregheur
President

WESDOME GOLD MINES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 27, 2006

NOTICE IS HEREBY GIVEN that a special meeting (the "Wesdome Meeting") of the shareholders of Wesdome Gold Mines Inc. ("Wesdome") will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2 at 9:30 a.m. (Toronto time) on Friday, January 27, 2006 for the following purposes:

1. to consider, and, if deemed appropriate, to pass, with or without variation, a special resolution to approve an amalgamation (the "Amalgamation") of Wesdome with 9162-6812 Québec Inc., a wholly-owned subsidiary of River Gold Mines Ltd. ("River"), under Section 123.115 of the *Companies Act* (Quebec), all as more particularly described in the accompanying joint management information circular (the "Circular"); and

2. to transact such further or other business as may properly come before the Wesdome Meeting or any adjournment thereof.

The purpose of the Amalgamation is to merge the businesses of Wesdome and River (the "Merger"). The Merger and the Amalgamation are described in the Circular, which accompanies this Notice.

The board of directors of Wesdome has fixed Wednesday, December 28, 2005 as the record date for determining the holders of record of common shares in the capital of Wesdome who are entitled to receive notice of the Wesdome Meeting, and to attend and vote at the Wesdome Meeting and any adjournment or postponement thereof.

Shareholders are urged to complete, sign and date the enclosed proxy and to return it promptly in the envelope provided by mailing it to or depositing it by hand with Computershare Investor Services Inc. ("Computershare"), Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. To be effective, proxies must be received by Computershare not later than 5:00 p.m. (Toronto time) on January 25, 2006, or, if the Wesdome Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of the adjourned Wesdome Meeting, or any further adjournment thereof.

DATED at Toronto, Ontario, this 29th day of December, 2005.

By Order of the Board of Directors

"Paul Cregheur"

Paul Cregheur
President

RIVER GOLD MINES LTD.

December 29, 2005

Dear River Shareholder:

On December 16, 2005, River Gold Mines Ltd. ("River") announced that its board of directors (the "River Board") had approved an agreement to combine its business (the "Merger") with that of Wesdome Gold Mines Inc. ("Wesdome") to create a new Canadian gold mining company to be called "Wesdome Gold Mines Ltd.".

The River Board and the management of River unanimously support the Merger for the reasons described in the accompanying meeting materials (the "Meeting Materials"), including a joint management information circular prepared by Wesdome and River. The Meeting Materials are being provided to you in respect of a special meeting (the "River Meeting") of River shareholders (the "River Shareholders") to consider the Merger, which meeting is to be held at 10:30 a.m. (Toronto time) on Friday, January 27, 2006 at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

At the River Meeting you will be asked to approve a special resolution regarding the Merger. The Merger, if approved by the shareholders of both Wesdome and River, will combine the mining resources, assets, and management of the two companies. By combining these elements, we believe that we will be creating an organization which is more than the sum of these parts. The merged company, which will be named "Wesdome Gold Mines Ltd.", will be a larger and more diversified mining company with a focus on gold. In addition, we believe that, with an approximate market capitalization of in excess $100 million, we are creating an investment opportunity which will attract interest from a larger and more diverse investor community and enhance liquidity for River Shareholders. The Circular details our thinking on these considerations and others, all of which support the Merger.

The Merger will be carried out by way of the amalgamation of Wesdome with a wholly-owned subsidiary of River (the "Amalgamation"). As part of the Merger, immediately prior to the Amalgamation, River will complete a share consolidation (the "River Share Consolidation") on the basis that 1.538461538 of a common share in the capital of River (each a "Pre-Consolidation River Share") will be consolidated into one River common share (each a "Post-Consolidation River Share") and will change its name (the "Name Change") to "Wesdome Gold Mines Ltd." As part of the shareholder approval for the Merger, River Shareholders will be asked to approve the River Share Consolidation and the Name Change. Upon the Amalgamation, each common share in the capital of Wesdome (each a "Wesdome Share") will be exchanged for one Post-Consolidation River Share. In effect, upon completion of the River Share Consolidation, each River Shareholder will hold 0.65 of a Post-Consolidation River Share for each Pre-Consolidation River Share held.

The Merger (including the River Share Consolidation and the Name Change) must be approved by at least two-thirds of the votes cast by River Shareholders, in person or by proxy, and by a simple majority of the votes cast by the River Minority Shareholders (as defined in the Circular). Completion of the Merger is subject to a similar shareholder approval by Wesdome's shareholders and certain other conditions, including the receipt of all applicable regulatory approvals.

The River Board unanimously recommends that you vote in favour of the Merger.

Subject to obtaining all necessary regulatory and shareholder approvals, it is anticipated that the Merger will be completed on or shortly after January 27, 2006.

A detailed description of the Merger and other relevant information is contained in the Circular. A fairness opinion with respect to the consideration to be paid to Wesdome shareholders in connection with the Merger has been obtained from Research Capital Corporation, a copy of which is included in the Circular.

Your vote is important. If you are unable to be present at the River Meeting in person, we encourage you to vote by completing the relevant enclosed form of proxy and delivering it as instructed in the form of proxy.

Registered holders of River Shares are not required to, however, may complete and return the enclosed (green) letter of transmittal (the "River Letter of Transmittal") together with the certificate(s) representing their Pre-Consolidation River Shares to Computershare Investor Services Inc. ("Computershare"), River's registrar and transfer agent. This will facilitate delivery to River Shareholders of Post-Consolidation River Shares in exchange for their Pre-Consolidation River Shares on completion of the River Share Consolidation and the Merger. If registered holders of River Shares choose not to surrender their certificates representing Pre-Consolidation River Shares, such certificates will continue to represent Post-Consolidation River Shares until replaced against transfer.

Should you have any questions or require information on the procedures for voting your shares at the River Meeting or in completing the River Letter of Transmittal, please contact please contact Computershare Investors Services Inc. toll-free 1-800-564-6253 or at service@computershare.com.

The future is expected to be rewarding for River Shareholders and we trust that the Merger will receive your support. The Circular contains important information regarding the Merger and related matters and I encourage you take the time to review it carefully. If you require assistance, please consult your financial, legal or other professional advisers.

Sincerely,

RIVER GOLD MINES LTD.

"(signed)"

Murray H. Pollitt, P. Eng
President

RIVER GOLD MINES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 27, 2006

NOTICE IS HEREBY GIVEN that a special meeting (the "River Meeting") of the shareholders of River Gold Mines Ltd. ("River") will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2 at 10:30 a.m. (Toronto time) on Friday, January 27, 2006 for the following purposes:

1. to consider and, if deemed appropriate, to pass, with or without variation, a special resolution to approve the merger agreement between Wesdome and River dated December 13, 2005 (the "Merger Agreement") and all transactions contemplated by the Merger Agreement (the "Merger"), including:

   (a) an amendment to the articles of River:

      (i) effecting the consolidation (the "River Share Consolidation") of the outstanding common shares in the capital of River on the basis that each 1.538461538 common shares in the capital of River will become one common share; and

      (ii) changing the name of River to "Wesdome Gold Mines Ltd."; and

   (b) the reservation for issuance and the issuance of an aggregate of approximately 49,650,025 post River Share Consolidation common shares pursuant to the Merger Agreement to be issued in exchange of Wesdome common shares and including River common shares to be reserved for issuance for delivery upon exercise of options and warrants issued by Wesdome to purchase Wesdome common shares;

2. to consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming the adoption of a new general by-law of River, as more particularly described in the Circular;

3. to consider and, if deemed appropriate, to pass, with or without variation, the New Wesdome Stock Option Plan Resolution as more particularly described in the Circular; and

4. to transact such further or other business as may properly come before the River Meeting or any adjournment thereof.

The Merger is described in the Circular, which accompanies this Notice of Meeting.

The board of directors of River has fixed December 28, 2005, as the record date for determining the holders of record of common shares of River who are entitled to receive notice of the River Meeting, and to attend and vote at the River Meeting and any adjournment or postponement thereof.

Shareholders are urged to complete, sign and date the enclosed proxy and to return it promptly in the envelope provided by mailing it to or depositing it by hand with Computershare Investor Services Inc. ("Computershare"), Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. To be effective, proxies must be received by Computershare not later than 5:00 p.m. (Toronto time) on January 25, 2006, or, if the River Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of the adjourned River Meeting, or any further adjournment thereof.

DATED at Toronto, Ontario, this 29th day of December, 2005.

By Order of the Board of Directors

"(signed)"

Murray H. Pollitt, P. Eng
President

TABLE OF CONTENTS

THE SECURITIES TO BE ISSUED IN THIS TRANSACTION HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION, NOR IS SUCH REGISTRATION CONTEMPLATED.

THE SECURITIES TO BE ISSUED IN THIS TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

SHAREHOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS CIRCULAR AS LEGAL, TAX OR FINANCIAL ADVICE AND SHOULD CONSULT WITH THEIR OWN PROFESSIONAL ADVISERS AS TO RELEVANT LEGAL, TAX, FINANCIAL OR OTHER MATTERS IN CONNECTION HEREWITH.

NOTICE TO UNITED STATES SHAREHOLDERS

The Post-Consolidation River Shares issuable in connection with the Merger have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or the securities regulatory authority of any state of the United States, nor has the SEC or the securities regulatory authority of any state passed upon the accuracy or adequacy of this Circular.

This Circular relates to a merger of two Canadian companies, and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in or incorporated by reference into this Circular have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of companies in the United States. The Post-Consolidation River Shares issuable in connection with the Merger will not be listed for trading on any U.S. stock exchange.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, as River is located in Canada, and a substantial number of its officers and directors are residents of Canada. You may not be able to sue River or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel River and its affiliates to subject themselves to a U.S. court's judgment.

Wesdome Shareholders should be aware that the acquisition of the Post-Consolidation River Shares may have tax consequences both in the United States and in Canada. The United States tax consequences for Wesdome Shareholders who are resident in, or citizens of, the United States are not described in this Circular. You are advised to consult your tax advisors to determine the particular tax consequences to you of acquiring the Post-Consolidation River Shares.

FORWARD LOOKING STATEMENTS

This Circular, including the material incorporated by reference herein, contains certain statements related to ore reserves and resources and anticipated grades and/or recovery rates, mineral prices and/or mineral production, cash operating costs, expenditures on property, plant and equipment, revenue, expenses, plans, objectives, future performance and similar items that constitute forward looking statements under applicable securities legislation including Section 27A of the *United States Securities Act of 1933*, as amended, and Section 21E of the *United States Exchange Act of 1934*, as amended. Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.

Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that either Wesdome or River expects or anticipates will or may occur in the future, including such items as future capital (including the amounts and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the future success of Wesdome, River or the merged entity resulting from the merger of Wesdome and River, their respective subsidiaries and the companies or joint ventures in which Wesdome or River has equity investments, are forward-looking statements. Similarly, statements made in this Circular about the anticipated impact that the merger of Wesdome and River may have on their merged operations and the benefits expected to result from such combination, as well as statements based on the pro forma financial statements attached as Appendix "I" to this Circular, are forward-looking statements.

The operations and financial performance of Wesdome and River are subject to numerous risks and, as a result, the actual results of operations and earnings, as well as the actual benefits of the Merger, for Wesdome, River and the merged entity resulting from the Merger may differ significantly from these estimates in respect of timing, amount or nature and these estimates may never be achieved. Factors that may cause actual results to vary include: (a) the factors described under the heading "Risk Factors" in this Circular; (b) general, economic, market or business conditions; and (c) the opportunities (or lack thereof) that may be presented to and pursued by the merged company.

Many of these factors are beyond the ability of Wesdome and River to control or predict. Given these uncertainties, readers of this Circular should not place undue reliance on the forward-looking statements. Neither Wesdome nor River undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RESPONSIBILITY FOR INFORMATION

All information in this Circular or incorporated by reference in this Circular relating to Wesdome has been provided by Wesdome and all information relating to River has been provided by River. All information relating to the combined business resulting from the Merger has been provided by both Wesdome and River.

River assumes no responsibility for the accuracy or completeness of the information provided solely by Wesdome, nor for any omission on the part of Wesdome to disclose facts or events which may affect the accuracy of any such information.

Wesdome assumes no responsibility for the accuracy or completeness of the information provided solely by River, nor for any omission on the part of River to disclose facts or events which may affect the accuracy of any such information.

REPORTING CURRENCY

Except as otherwise expressly noted, the financial information contained in this Circular or contained in the financial statements of Wesdome and River incorporated herein by reference is reported in Canadian dollars.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including the Summary hereof. Terms and abbreviations used in the Appendices to this Circular are defined separately and the terms and abbreviations defined below are not used therein.

"1933 Act" means the *United States Securities Act of 1933*, as amended;

"Acquisition Proposal" means any inquiries or proposals regarding an Extraordinary Transaction;

"affiliate" has the meaning ascribed thereto under the OBCA;

"Amalco Common Share" means a common share in the capital of the Amalgamation Entity;

"Amalgamation" means the amalgamation of Wesdome and the Amalgamation Entity under the provisions of Section 123.115 of the QCA and on the terms and subject to the conditions set out in the Articles of Amalgamation;

"Amalgamation Agreement" means the agreement to be entered into by and between Wesdome, River and the Amalgamation Entity in connection with the Amalgamation, a copy of which is set forth in Appendix "F" to this Circular, all as the same may be amended or supplemented;

"Amalgamated Corporation" means the corporation that will continue following completion of the Amalgamation;

"Amalgamation Entity" means 9162-6812 Québec Inc., a corporation existing under the QCA which is wholly-owned by River and will amalgamate with Wesdome pursuant to the Amalgamation;

"Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation;

"Boards" means, collectively, the Wesdome Board and the River Board;

"business day" means any day other than a Saturday, Sunday or federal holiday in Canada or a day on which banks are not open for business in Toronto, Ontario;

"Canadian GAAP" means generally accepted accounting principles as applied in Canada;

"Canadian Resident" means a person who is a resident of Canada for purposes of the Tax Act;

"$" means the lawful currency of Canada;

"CDS" means The Canadian Depositary for Securities Limited;

"Certificate of Amalgamation" means the certificate of amalgamation issued under the QCA which gives legal effect to the Amalgamation;

"Circular" means this joint management information circular dated December 29, 2005, together with all Appendices hereto, sent to the Wesdome Shareholders and the River Shareholders in connection with the Meetings;

"Companies" means Wesdome and River, collectively, and ***"Company"*** refers to one of the Companies;

"Computershare" means Computershare Investor Services Inc., in its capacity as the registrar and transfer agent of Wesdome and/or of River or in its capacity as Depositary, as the context may provide;

"CRA" means the Canada Revenue Agency;

"de facto change of control" means, with respect to a Company, the purchase or sale of 20% or more of the assets of such Company and its subsidiaries taken as a whole (including, without limitation, through the purchase or sale of securities of such Company's subsidiaries) or any purchase or sale of, or tender or exchange offer for, voting securities of such Company that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 20% or more of the total voting power of such Company;

"Depositary" means Computershare in its capacity as depositary to receive Wesdome Shares in connection with the Amalgamation and exchange River Shares in connection with the River Share Consolidation;

"Effective Date" means the date shown in the Certificate of Amalgamation;

"Exchange Ratio" means one Post-Consolidation River Share for each Wesdome Share;

"Extraordinary Transaction" means a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a de facto change of control, in either Wesdome or River (other than the Merger);

"Geologica" means Geologica Groupe-Conseil Inc., author of the Wesdome Technical Report;

"Governmental Entity" means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, provincial, local, municipal, foreign or other government; or (c) governmental or quasi-governmental or regulatory authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, unit, body or entity and any court or other tribunal) and including the TSX and the TSX-V;

"Grant Thornton" means Grant Thornton LLP, the auditors of Wesdome and River;

"Independent Committees" means, collectively, the Wesdome Committee and the River Committee;

"Intermediary" has the meaning ascribed thereto under the heading "General Proxy Information – Registered and Non-Registered Shareholders";

"Jennings" means Jennings Capital Inc., financial advisor to the Wesdome Board;

"Jennings Engagement Agreement" means, the engagement agreement dated September 2, 2005 between Wesdome and Jennings pursuant to which Jennings agreed to act as financial advisor to the Wesdome Board;

"Jennings Fairness Opinion" means the written opinion dated December 22, 2005 from Jennings delivered to the Wesdome Board in connection with the Merger, a copy of which is attached as Appendix "G" to this Circular;

"Legal Requirement" means any federal, state, provincial, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

"Letter Agreement" means the letter of intent dated November 25, 2005 executed by Wesdome and River respecting the Merger and the matters related thereto;

"Letters of Transmittal" mean, collectively, the Wesdome Letter of Transmittal and the River Letter of Transmittal;

"LOM" means life of mine;

"Material Adverse Effect" means, when used in connection with a Company, any change, effect, event, occurrence or change in a state of facts that has, or would reasonably be expected to have, a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of such Company and its subsidiaries taken as a whole, other than any development, change, event or occurrence: (a) relating to the North American economy or securities markets in general; (b) affecting the worldwide precious metal mining industry in general and which does not have a materially disproportionate effect on such Company, and its subsidiaries taken as a whole (as compared to the worldwide precious metal mining industry in general); (c) resulting from changes in the price of gold; and (d) relating to changes in currency exchange rates;

"Meeting Materials" means, collectively, the Circular, the Notices of Meeting, the forms of proxy and the Letter of Transmittal;

"Meetings" means the Wesdome Meeting and the River Meeting, collectively, and ***"Meeting"*** refers to one of such Meetings;

"Merger" means the combination of the businesses of Wesdome and River pursuant to the Merger Agreement and all transactions contemplated thereby, including, where the context requires, the River Share Consolidation and the Name Change;

"Merger Agreement" means the agreement made as of December 13, 2005 by and between Wesdome and River with respect to the Merger, as the same may be amended and/or supplemented;

"Minority Shareholders" means, collectively, the Wesdome Minority Shareholders and the River Minority Shareholders;

"Moss Lake" means Moss Lake Gold Mines Inc., a corporation existing under the OBCA, approximately 61% of the common shares of which are owned by River;

"Moss Lake Shares" means common shares in the capital of Moss Lake;

"Name Change" means the change of the name of River from "River Gold Mines Ltd." to "Wesdome Gold Mines Ltd." as part of the Merger;

"New Wesdome" means Wesdome Gold Mines Ltd., being River Gold Mines Ltd. following the completion of the Name Change and the Merger;

"New Wesdome Stock Option Plan Resolution" means the ordinary resolution of the River Shareholders as described under the heading "Information concerning the River Meeting – New Wesdome Stock Option Plan Resolution" and being in the form set forth in Appendix "E" to this Circular;

"NI 43-101" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*;

"Non-Receiving Party", in connection with an Acquisition Proposal, means the party that has been advised by the Receiving Party that the Receiving Party intends to make a Recommendation Change as a result of such Acquisition Proposal;

"Non-Registered Holder" has the meaning ascribed thereto under the heading "General Proxy Information – Registered and Non-Registered Shareholders";

"Notice(s) of Meeting" means, collectively, the notice of meeting in respect of the Wesdome Meeting and/or the River Meeting, as the context requires;

"OBCA" means the *Business Corporations Act* (Ontario);

"Optionholder" means a holder of Wesdome Options or River Options, as the context requires;

"person" means any individual, corporation, body corporate, partnership, association, syndicate, organization, Governmental Entity, limited liability company, unlimited liability company, trust, joint venture or any other entity or group of any nature;

"Post-Consolidation River Shares" means the Pre-Consolidation River Shares following the completion of the River Share Consolidation;

"Pre-Consolidation River Shares" means the common shares in the capital of River prior to the completion of the River Share Consolidation;

"Proposed Amendments" means specific proposals to amend the Tax Act and the regulations promulgated thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular;

"QCA" means the *Quebec Companies Act*, including the regulations made thereunder, each as amended;

"Receiving Party", in connection with an Acquisition Proposal, means the party that has received such Acquisition Proposal and which has determined to make a Recommendation Change as a result of such Acquisition Proposal;

"Recommendation Change", in respect of either Wesdome or River, means a change in the recommendation of the Wesdome Board to the Wesdome Shareholders or the River Board to the River Shareholders, as the case may be, regarding the approval of the Merger;

"Record Date" means the close of business on December 28, 2005, being the record date for determining the Wesdome Shareholders entitled to receive notice of and vote at the Wesdome Meeting and the River Shareholders entitled to receive notice of and vote at the River Meeting;

"Registered Shareholder" means, at any date, either a Wesdome Shareholder whose name appears on the shareholders' register of Wesdome as held and maintained by Computershare as at such date or a River Shareholder whose name appears on the shareholders' register of River as held and maintained by Computershare as at such date and "***Registered Wesdome Shareholder***" and "***Registered River Shareholder***" means a Registered Shareholder in respect of Wesdome Shares or the Pre-Consolidation River Shares, as the case may be;

"Regulation Q-27" means Regulation Q-27 of the Autorité des marchés financiers du Québec entitled "Respecting Protection of Minority Securityholders in the Course of Certain Transactions";

"Research Capital" means Research Capital Corporation, financial advisor to the River Board;

"Research Capital Engagement Agreement" means the engagement agreement dated August 31, 2005 between River and Research Capital pursuant to which Research Capital agreed to act as financial advisor to the River Board;

"Research Capital Fairness Opinion" means the written opinion dated December 23, 2005 from Research Capital delivered to the River Board in connection with the Merger, a copy of which is attached as Appendix "H" to this Circular;

"Required Shareholder Approvals" means (a) the approval of the Wesdome Amalgamation Resolution by at least 66⅔% of the votes cast at the Wesdome Meeting by the Wesdome Shareholders and a majority of the votes cast at the Wesdome Meeting by the Wesdome Minority Shareholders in respect of such matter; and (b) the approval of the River Merger Resolution by at least 66⅔% of the votes cast at the River Meeting by the River Shareholders a majority of the votes cast at the River Meeting by the River Minority Shareholders in respect of such matter;

"River" means River Gold Mines Ltd., a corporation existing under the OBCA;

"River AIF" means the annual information form of River dated March 31, 2005;

"River Board" means the board of directors of River;

"River By-Law Resolution" means the ordinary resolution of the River Shareholders as described under "Information Concerning the River Meeting – River By-law Resolution" and being in the form set forth in Appendix "C" to this Circular;

"River Committee" means the special committee of the River Board;

"River Letter of Transmittal" means the letter of transmittal (on green paper) for certificates representing Pre-Consolidation River Shares sent to each River Shareholder with this Circular and to be used by River Shareholders for the purpose of exchanging their certificates representing Pre-Consolidation River Shares for certificates representing Post-Consolidation River Shares upon completion of the Merger;

"River Meeting" means the special meeting of River Shareholders to be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2 on Friday, January 27, 2006, at 10:30 a.m. (Toronto time) to consider the approval of the River Merger Resolution, the River By-law Resolution and the New Wesdome Stock Option Plan Resolution and to transact such other business as may properly come before the River Meeting, and any adjournment or postponement thereof;

"River Merger Resolution" means the special resolution of the River Shareholders as described under "Information Concerning the River Meeting – River Merger Resolution" and being in the form set forth in Appendix "B" to this Circular;

"River Minority Shareholders" means the River Shareholders other than River Shareholders whose votes are required to be excluded in accordance with the Rules including WQM, Wesdome, Murray Pollitt, Alexander Christ and directors or senior officers of WQM or Wesdome;

"River Options" means, collectively, all options to purchase Pre-Consolidation River Shares issued or granted by River under the River Stock Option Plan;

"River Properties" means, collectively, the properties described herein under the heading "Information Relating to River – Business";

"River Proxy Circular" means the management proxy circular of River dated April 4, 2005 in respect of the Annual and Special Meeting of River Shareholders held on June 2, 2005;

"River Share Consolidation" means the share consolidation to be completed by River immediately prior to the Amalgamation on the basis that 1.538461538 Pre-Consolidation River Shares will be converted into one Post-Consolidation River Share;

"River Shares" means the common shares in the capital of River either before or after the River Share Consolidation as the context requires;

"River Shareholder" means a holder of Pre-Consolidation River Shares or Post-Consolidation River Shares as the context requires;

"River Stock Option Plan" means the current stock option plan of River as more particularly described under "Stock Option Plan" in the River Proxy Circular;

"River Technical Report" means the NI 43-101 compliant report produced by Strathcona, dated December 22, 2005, respecting the Eagle River Gold Mine as summarized herein under the heading "Summary of River Technical Report" and as filed on SEDAR;

"Rule 61-501" means Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"Rules" means, collectively, Regulation Q-27 and Rule 61-501;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the *Securities Act* (Ontario);

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Strathcona" means Strathcona Mineral Services Limited, author of the River Technical Report;

"subsidiary" has the meaning ascribed thereto under the OBCA;

"Superior Proposal" means a bona fide unsolicited Acquisition Proposal received by Wesdome or River, as the case may be, after December 13, 2005 that: (a) is not conditional on obtaining financing, (b) in respect of which the directors of River or Wesdome, as the case may be, have determined in good faith, after consultation with, and receiving advice (which may include a written opinion) from, as appropriate, their financial, legal and other advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which results in the Wesdome Shareholders or the River Shareholders, as the case may be, receiving consideration of greater value per share than is available to them as a result of the Merger provided that, in making such determination, the directors are required to consider the long-term benefits offered to the Wesdome Shareholders or the River Shareholders, as the case may be, by virtue of the Merger;

"Tax Act" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder;

"TSX" means the Toronto Stock Exchange Inc.;

"TSX-V" means the TSX Venture Exchange Inc.;

"Wesdome" means Wesdome Gold Mines Inc., a corporation existing under the QCA;

"Wesdome AIF" means the annual information form of Wesdome dated March 31, 2005;

"Wesdome Amalgamation Resolution" means the special resolution of the Wesdome Shareholders as described under "Information Concerning the Wesdome Meeting – Wesdome Amalgamation Resolution" and being in the form set forth in Appendix "A" to this Circular;

"Wesdome Board" means the board of directors of Wesdome;

"Wesdome Committee" means the special committee of the Wesdome Board;

"Wesdome Letter of Transmittal" means the letter of transmittal (on yellow paper) for certificates representing Wesdome Shares sent to each Wesdome Shareholder with this Circular and to be used by Wesdome Shareholders for the purpose of exchanging their certificates representing the Wesdome Shares for certificates representing the Post-Consolidation River Shares upon completion of the Merger;

"Wesdome Meeting" means the special meeting of Wesdome Shareholders to be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2 on Friday, January 27, 2006, at 9:30 a.m. (Toronto time) to consider the approval of the Wesdome Amalgamation Resolution and to transact such other business as may properly come before the Wesdome Meeting, and any adjournment thereof;

"Wesdome Minority Shareholders" means Wesdome Shareholders other than those Wesdome Shareholders whose votes are required to be excluded in accordance with the Rules including WQM, River, Murray Pollitt, Alexander Christ and directors or senior officers of WQM or River;

"Wesdome Options" means, collectively, all options to purchase Wesdome Shares issued or granted by Wesdome under the Wesdome Stock Option Plan;

"Wesdome Properties" means, collectively, the Kiena Mine property, the Shawkey (No. 22 Structure) property and the Wesdome ("A" Zone) property;

"Wesdome Proxy Circular" means the management proxy circular of Wesdome dated April 4, 2005 in respect of the Annual and Special Meeting of Wesdome Shareholders held on June 1, 2005;

"Wesdome Shares" means common shares in the capital of Wesdome;

"Wesdome Shareholder" means a holder of Wesdome Shares;

"Wesdome Stock Option Plan" means the current stock option plan of Wesdome as more particularly described under "Management Compensation – Stock Option Plan and Stock Options" in the Wesdome Proxy Circular;

"Wesdome Technical Report" means the NI 43-101 compliant report produced by Geologica, dated April 25, 2005, as amended November 25, 2005, respecting the Wesdome Properties as summarized herein under the heading "Summary of Wesdome Technical Report" and as filed on SEDAR;

"Wesdome Warrants" means the common share purchase warrants of Wesdome, each exercisable into one Wesdome Share upon payment of the exercise price of $1.50 or $1.70, as the case may be, per Wesdome Share at any time until August 10, 2006; and

"WQM" means Western Québec Mines Inc., the holder of approximately 31.9% of the issued and outstanding River Shares and approximately 42.0% of the issued and outstanding Wesdome Shares.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular, documents incorporated by reference in this Circular or in the Appendices hereto. Shareholders should read the entire Circular, including the Appendices hereto. Capitalized terms used in this Summary are defined in the Glossary of Terms.

The Companies

Wesdome Gold Mines Inc. - Wesdome is a Canadian-based company engaged in the acquisition, exploration and possible development of precious metal properties. Wesdome's principal assets consist of the Kiena Mine property, the Shawkey property and the Wesdome property. As at September 30, 2005, Wesdome had cash of $3,070,711 and total assets of $47,127,650. As at December 28, 2005, there were 46,455,982 Wesdome Shares outstanding, which shares are listed on the TSX-V under the symbol "WDG". As at December 28, 2005, Wesdome had an aggregate market capitalization of approximately $74 million.

River Gold Mines Ltd. - River is a Canadian-based mining company engaged in the mining, exploration and development of precious metal properties. River's principal operating assets consist of the Eagle River mine, the Mishi mine and the River Gold mill. As at September 30, 2005, River had cash of $837,698 and total assets of $29,508,196. Immediately prior to the Amalgamation, River intends to complete the River Share Consolidation on the basis that 1.538461538 of a Pre-Consolidation River Share will be converted into one Post-Consolidation River Share and intends to effect the Name Change. As at December 28, 2005, there were 46,469,767 Pre-Consolidation River Shares outstanding, which shares are listed on the TSX under the symbol "RIV". As at December 28, 2005, River had an aggregate market capitalization of approximately $44 million.

The Meetings

Date and Place of the Meetings

The Wesdome Meeting will be held on Friday, January 27, 2006 at 9:30 a.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

The River Meeting will be held on Friday, January 27, 2006 at 10:30 a.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

Record Date

The Record Date for determining the Wesdome Shareholders entitled to receive notice of and to vote at the Wesdome Meeting and the River Shareholders entitled to receive notice of and to vote at the River Meeting is the close of business on December 28, 2005.

Matters to be Considered

Wesdome Meeting

At the Wesdome Meeting, the Wesdome Shareholders will be asked to consider and vote upon: (a) the Wesdome Amalgamation Resolution; and (b) such other matters as may properly come before the Wesdome Meeting.

River Meeting

At the River Meeting, the River Shareholders will be asked to consider and vote upon: (a) the River Merger Resolution, including the River Share Consolidation and the Name Change; (b) the River By-Law Resolution; (c) the New Wesdome Stock Option Plan Resolution; and (d) such other matters as may properly come before the River Meeting.

Votes Required for Certain Matters

Wesdome Meeting

The Wesdome Amalgamation Resolution requires the affirmative vote of at least 66⅔% of the votes cast thereon by Wesdome Shareholders who vote in respect thereof, in person or by proxy, at the Wesdome Meeting and the affirmative vote of a simple majority of the votes cast by Wesdome Minority Shareholders.

River Meeting

The River Merger Resolution requires the affirmative vote of at least 66⅔% of the votes cast thereon by River Shareholders who vote in respect thereof, in person or by proxy, at the River Meeting and the affirmative vote of a simple majority of the votes cast by River Minority Shareholders.

The River By-Law Resolution requires the affirmative vote of a simple majority of the votes cast thereon by River Shareholders who vote in respective thereof, in person or by proxy, at the River Meeting.

The New Wesdome Stock Option Plan Resolution requires the affirmative vote of a simple majority of the votes cast thereon by River Shareholders who vote in respective thereof, in person or by proxy, at the River Meeting, excluding votes cast by directors or senior officers of River and associates thereof.

The Merger

Pursuant to the Merger Agreement, Wesdome and River have agreed, subject to the satisfaction of certain conditions, to complete the Merger. Pursuant to the Merger Agreement, River will effect the River Share Consolidation and the Name Change, each Wesdome Share will be exchanged for one Post-Consolidation River Share and Wesdome will amalgamate with the Amalgamation Entity to form the Amalgamated Corporation, which will become a wholly-owned subsidiary of River. On completion of the Merger, shareholders of both Companies will be shareholders of River. In addition, the Wesdome Warrants and the Wesdome Options will be assumed by River and, in accordance with their terms, the Wesdome Warrants and the Wesdome Options will become exercisable into Post-Consolidation River Shares with the exercise price and number of Post-Consolidation River Shares being adjusted accordingly.

Benefits of the Merger

The decision to enter into the Merger reflects the shared view of Wesdome and River that the business combination will create opportunities for both companies and their shareholders to derive benefits over either Company continuing to operate separately.

In particular, the combination of Wesdome and River to form New Wesdome is expected to offer the following advantages: enhanced growth potential, diversified portfolio of mines and exploration properties, enhanced market liquidity and increased management and cost efficiency. See "The Merger – Reasons for and Benefits of the Merger".

The Merged Company

The Merger will combine the businesses of Wesdome and River to create a single gold mining company to be named "Wesdome Gold Mines Ltd.", with assets of approximately $77.3 million, shareholders' equity of approximately $62.6 million, cash, short term investments and other current assets of approximately $10.3 million, and current liabilities of approximately $9.6 million on a pro forma basis as at September 30, 2005. See "The Merger – Highlights of New Wesdome".

Recommendation of the Boards of Directors

The Wesdome Board, after considering the recommendation of the Wesdome Committee, has unanimously approved the Merger, including the Merger Agreement, and has unanimously determined that the Merger is

fair to, and in the best interests of, the Wesdome Shareholders. Accordingly, the Wesdome Board unanimously recommends that the Wesdome Shareholders vote FOR the Wesdome Amalgamation Resolution. See "Information Concerning the Wesdome Meeting - Recommendation of the Wesdome Board".

The River Board, *after considering the recommendation of the* River Committee, has unanimously approved the Merger, including the reservation for issuance and the issuance of River Shares upon the exchange of Wesdome Shares and upon the exercise of the outstanding Wesdome Warrants and Wesdome Options pursuant to the Merger Agreement, and including the River Share Consolidation and the Name Change. The River Board has also unanimously determined that the Merger is fair to, and in the best interests of, the River Shareholders. Accordingly, the River Board unanimously *recommends that the River Shareholders* vote FOR the River Merger Resolution. See "Information Concerning the River Meeting - Recommendation of the River Board".

Both the Wesdome Committee and the River Committee unanimously approved the Merger, including the Merger Agreement.

Fairness Opinions

In deciding to approve the Merger, the Wesdome Board and the Wesdome Committee considered, among other things, the Jennings Fairness Opinion. The Jennings Fairness Opinion states that, based upon and subject to the factors considered, assumptions made and the qualifications and limitations stated in such opinion, as of December 22, 2005, the Merger as a whole is fair from a financial point of view to the Wesdome Shareholders. A complete copy of the Jennings Fairness Opinion is attached as Appendix "G". See "Information Concerning the Wesdome Meeting – Jennings Fairness Opinion".

In deciding to approve the Merger, the River Board and the River Committee considered, among other things, the Research Capital Fairness Opinion. The Research Capital Fairness Opinion states that, based upon and subject to the factors considered, assumptions made and the qualifications and limitations stated in such opinion, as of December 23, 2005, the Merger is fair from a financial point of view to the River Shareholders. A complete copy of the Research Capital Fairness Opinion is attached as Appendix "H". See "Information Concerning the River Meeting – Research Capital Fairness Opinion".

Procedures for Exchange of Wesdome and River Share Certificates

Registered Wesdome Shareholders should complete the accompanying yellow form of Wesdome Letter of Transmittal and return it, together with all certificates representing their Wesdome Shares, to the Depositary as soon as practicable. Registered River Shareholders may and are encouraged to complete the accompanying green form of River Letter of Transmittal and return it, together with all certificates representing their Pre-Consolidation River Shares, to the Depositary as soon as practicable. No fractional Post-Consolidation River Shares will be issued to River Shareholders in connection with the River Share Consolidation. Any fraction resulting from the River Share Consolidation will be rounded down to the next whole number and any River Shareholders who would otherwise be entitled to receive a fractional Post-Consolidation River Share in connection with the River Share Consolidation will not be entitled to any cash payment or other consideration in respect of such fractional share.

If the Letters of Transmittal and share certificates have been delivered to the Depositary and the Merger is completed, certificates representing Post-Consolidation River Shares issuable under the Merger will be delivered to Registered Shareholders as soon as practicable after the Effective Date. If the Merger is not completed, any share certificates and Letters of Transmittal delivered to the Depositary by a Registered Shareholder will be promptly returned to such Registered Shareholder.

Beneficial Shareholders who own Wesdome Shares and/or Pre-Consolidation River Shares through a broker or other intermediary will not need to take any action in order to exchange their Wesdome Shares and/or Pre-Consolidation River Shares for Post-Consolidation River Shares as any such actions will be taken by the broker or other intermediary. See "Details of the Merger – Procedure for Exchange of Wesdome and River Share Certificates."

Holders of Wesdome Warrants and holders of Wesdome Options are not required to surrender the certificates representing the Wesdome Warrants or the agreements pursuant to which Wesdome Options were granted until such time as the holder wishes to exercise such securities. Upon exercise, such securities will be automatically exercisable into Post-Consolidation River Shares, after taking into account the River Share Consolidation and the Exchange Ratio, and the exercise price thereof and number of Post-Consolidation River Shares will be adjusted accordingly.

River Shareholders are not required to surrender their certificates representing Pre-Consolidation River Shares as such certificates will represent Post-Consolidation River Shares following the Merger until replaced against transfer. Each River Shareholder will hold 0.65 of a Post-Consolidation River Share for each Pre-Consolidation River Share held.

Stock Exchange Listing and Resale of Post-Consolidation River Shares

River has applied to the TSX for the listing of the Post-Consolidation River Shares to be issued in connection with the Merger. See "Additional Information Concerning New Wesdome – Stock Exchange Listing".

Generally, the Post-Consolidation River Shares received in exchange for Wesdome Shares in the Merger will be freely tradeable in Canada. The Post-Consolidation River Shares to be issued to Wesdome Shareholders will not be registered under the 1933 Act or the securities laws of any state, nor is any such registration contemplated. See "Details of the Merger – Issuance and Resale of Post-Consolidation River Shares Received Under the Merger".

Risk Factors

Shareholders should carefully read and consider the information under "Risk Factors" in evaluating the Merger and deciding whether to approve the Merger. Some of these risk factors relate to the Merger and others relate to factors that would not currently apply to or affect Wesdome Shareholders or River Shareholders, as the case may be. By voting in favour of the Merger, each of the Wesdome Shareholders and River Shareholders will, in effect, be choosing to invest in the combined business of Wesdome and River. See "Risk Factors".

Certain Income Tax Considerations

Shareholders should carefully read the information under "Certain Income Tax Considerations" which qualifies the summary information set forth below. Shareholders are urged to consult their tax advisers.

For Canadian federal income tax purposes, Wesdome Shareholders who hold Wesdome Shares as capital property generally will not realize a capital gain (or a capital loss) on the Amalgamation.

The cost to a Wesdome Shareholder of the Post-Consolidation River Shares received on the Amalgamation will be equal to the aggregate adjusted cost base of the Wesdome Shares exchanged for River Shares on the Amalgamation. A Wesdome Shareholder's cost of such River Shares must be averaged with the adjusted cost base of any other River Shares that may be held by the Wesdome Shareholder at that time as capital property to determine the adjusted cost base of all the River Shares held by such Wesdome Shareholder.

Post-Consolidation River Shares received by Wesdome Shareholders on the Amalgamation will be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education plans. Post-Consolidation River Shares will not be foreign property for purposes of Part XI of the Tax Act.

There will be no Canadian federal income tax consequences to the River Shareholders as a result of the River Share Consolidation.

Market Prices

The closing prices of the Wesdome Shares on the TSX-V and the Pre-Consolidation River Shares on the TSX on November 23, 2005, being the last trading day preceding the announcement of the Letter Agreement, were $1.60

and $0.93 respectively and on December 28, 2005, being the last trading day preceding the date hereof, were $1.60 and $0.95 respectively. See "Price Range and Trading Information of Wesdome Shares" and "Price Range and Trading Information of Pre-Consolidation River Shares".

Selected Pro Forma Condensed Consolidated Financial Information

The following table summarizes certain pro forma consolidated financial information of New Wesdome that gives effect to the Merger as if it had occurred as of September 30, 2005 for the purposes of the pro forma condensed consolidated balance sheet and as of January 1, 2004 and 2005 for the purposes of the pro forma condensed consolidated statements of operations for the periods ended December 31, 2004 and September 30, 2005, respectively. It is based on the assumptions described in the notes to the pro forma financial statements of New Wesdome attached hereto as Appendix "I" and "Additional Information Concerning New Wesdome – Selected Pro Forma Financial Information of New Wesdome", including the compilation report of Grant Thornton on these pro forma statements. This selected pro forma financial information should be read in conjunction with this Circular, including the aforesaid pro forma financial statements of New Wesdome.

Pro Forma Condensed Consolidated Balance Sheet Information (unaudited)

	As at September 30, 2005 ($)
Cash and short-term investments	4,611,707
Other current assets	5,659,981
Mining and exploration properties	62,830,878
Other long-term assets	4,180,899
Total assets	77,283,465
Current liabilities	9,587,849
Long-term liabilities	1,779,306
Future income taxes	3,220,000
Minority interest in Moss Lake Gold Mines Ltd	76,300
Shareholders' equity	62,620,010
Total liabilities and shareholders' equity	77,283,465

Pro Forma Condensed Consolidated Statements of Operations Information (unaudited)

	For the Nine Months Ended September 30, 2005 ($)	For the Year Ended December 31, 2004 ($)
Revenue	23,480,042	34,586,216
Operating and development costs	(23,975,820)	(30,938,592)
Amortization	(4,672,942)	(6,356,673)
Other costs and expenses	(1,850,467)	(3,025,653)
Write-down of mining and exploration properties	(21,321,208)	-
Minority interest	26,664	17,744
Gain on dilution of Moss Lake Gold Mines Ltd	-	96,335
Loss before income taxes	(28,313,731)	(5,620,623)
Recovery of future income taxes	-	1,179,900
Net loss	(28,313,731)	(4,440,723)
Basic loss per share	(0.39)	(0.07)
Diluted loss per share	(0.39)	(0.07)

Accounting Treatment

Completion of the Merger will result in a combination of the businesses of Wesdome and River. Since the current Wesdome Shareholders will hold a majority of the shares in New Wesdome, the transaction will be treated as an acquisition of River by Wesdome.

THE MERGER

Background to the Merger

WQM was incorporated on February 23, 1945 to explore and develop the Wesdome Property in Val-d'Or, Québec. In 1999, WQM created Wesdome to explore and develop this property and in 2003 Wesdome acquired the Kiena, Shawkey and McKenzie Break properties. In 1994, WQM acquired a 60% interest in the property known as the Eagle River property near Wawa, Ontario, and a controlling interest in Central Crude Ltd. ("Central Crude"), which owned the remaining 40% of the Eagle River property. The 60% interest in the Eagle River property was thereafter transferred from WQM to Central Crude, which then changed its name to "River Gold Mines Ltd." and commenced exploration and development of the Eagle River property. Wesdome completed an initial public offering of the Wesdome Shares on October 1, 2001, and as at December 28, 2005, WQM owned 19,522,422 Wesdome Shares or approximately 42.0% of the issued and outstanding Wesdome Shares. As at December 28, 2005, WQM owned 14,807,269 Pre-Consolidation River Shares or approximately 31.9% of the issued and outstanding River Shares. Many of the officers and directors of WQM are also officers and directors of Wesdome and/or River. In addition, Grant Thornton LLP is the auditor of both Wesdome and River and Computershare is the registrar and transfer agent of both Wesdome and River.

Prior to April 20, 2005, senior management of the Companies met on a number of occasions to discuss a business combination of the Companies. On April 20, 2005, the Companies issued a joint press release announcing that they each had established an independent committee (the "Wesdome Committee" and the "River Committee") for the purpose of exploring and making recommendations with respect to the business combination to the Wesdome Board and the River Board respectively. With the assistance of the Companies' respective legal counsel and financial, tax and accounting advisors, the parameters and structure of the potential business combination were developed and advanced. Representatives of both Wesdome and River also met in connection with due diligence investigations as well as various integration, management and employee issues relating to the potential transaction.

Independent Committees

Wesdome Committee

On March 2, 2005, the Wesdome Board appointed Messrs. Jean Martineau, Marc Blais and Roger Jolicoeur (each of whom is independent of WQM and River) as the Wesdome Committee to consider, among other things, the proposed Merger and to make recommendations to the Wesdome Board. The Wesdome Committee's mandate was to determine whether the terms of the proposed Merger are in the best interests of Wesdome and fair from a financial point of view to the Wesdome Minority Shareholders. Messrs. Martineau, Blais and Jolicoeur are considered independent of WQM and River given that, among other things, none of them has ever been an employee, officer or director of WQM or River. In addition, no member of the Wesdome Committee has any interest in the Merger that is different from the interests of the Wesdome Minority Shareholders.

Included in the Wesdome Committee's mandate was the authorization to engage such advisors as it considered appropriate. In this regard, the Wesdome Committee engaged Jennings as a qualified and independent financial advisor to provide advice to the Wesdome Committee and to render an opinion as to the fairness from a financial point of view of the terms of the Merger to the Wesdome Minority Shareholders.

River Committee

On March 2, 2005, the River Board appointed Messrs. John Bate and Roland Uloth (each of whom is independent of WQM and Wesdome) as the River Committee to consider, among other things, the proposed Merger and to make recommendations to the River Board. The River Committee's mandate was to determine whether the terms of the proposed Merger are in the best interests of River and fair to the River Minority Shareholders from a financial point of view. Messrs. Bate and Uloth are considered independent of WQM and Wesdome given that, among other things, neither of them has ever been an employee, officer or director of WQM or Wesdome. In addition, no member of the

River Committee has any interest in the Merger that is different from the interests of the River Minority Shareholders.

Included in the River Committee's mandate was the authorization to engage such advisors as it considered appropriate. In this regard the River Committee engaged Research Capital as a qualified and independent financial advisor to provide financial advice to the River Committee and to render an opinion as to the fairness, from a financial point of view, of the terms of the Merger to the River Minority Shareholders.

Jennings Engagement

Pursuant to the Jennings Engagement Agreement, Jennings was engaged by the Wesdome Committee on September 2, 2005 as a qualified and independent financial advisor to provide financial advice to the Wesdome Committee and to render an opinion as to the fairness, from a financial point of view, of the terms of the Merger to the Wesdome Shareholders.

On November 17, 2005, Jennings presented to the Wesdome Committee a draft version of the Jennings Opinion as well as an explanation of its analysis. The final Jennings Fairness Opinion was delivered on December 22, 2005. It concludes that, based upon and subject to the factors considered, assumptions made and the qualifications and limitations in connection with the Merger stated in such opinion, as of December 22, 2005, the Merger as a whole is fair from a financial point of view to the Wesdome Shareholders.

The complete text of the Jennings Fairness Opinion is attached hereto as Appendix "G".

The Jennings Engagement Agreement provides for the payment to Jennings of an advisory fee for the performance of Jennings' services. In addition, Jennings will be reimbursed for its reasonable out-of-pocket expenses, including the fees of its legal counsel, and will be indemnified in certain circumstances. The fees and expenses payable to Jennings are not contingent in whole or in part on the success of the proposed Merger or on the conclusions reached by Jennings. Jennings has no interest in WQM, Wesdome or River or their respective affiliates that may be affected by the success of the Merger. Jennings is not an insider, associate, affiliate (as such terms are defined in the Securities Act) or shareholder of any of WQM, Wesdome or River.

Research Capital Engagement

Pursuant to the Research Capital Engagement Agreement, Research Capital was engaged by the River Committee on August 31, 2005 as a qualified and independent financial advisor to provide financial advice to the Wesdome Committee and to render an opinion as to the fairness, from a financial point of view, of the terms of the Merger to the River Shareholders.

On November 21, 2005, Research Capital presented to the River Committee a draft version of the Research Opinion as well as an explanation of its analysis. The final Research Capital Fairness Opinion was delivered on December 23, 2005. It concludes that, based upon and subject to the factors considered, assumptions made and the qualifications and limitations stated in such opinion, as of December 23, 2005, the consideration to be received by each Wesdome Shareholder in connection with the Merger is fair from a financial point of view to the River Shareholders.

The complete text of the Research Capital Fairness Opinion is attached hereto as Appendix "H".

The Research Capital Engagement Agreement provides for the payment to Research Capital of an advisory fee for the performance of Research Capital's services. In addition, Research Capital will be reimbursed for its reasonable out-of-pocket expenses, including the fees of its legal counsel, and will be indemnified in certain circumstances. The fees and expenses payable to Research Capital are not contingent in whole or in part on the success of the proposed Merger or on the conclusions reached by Research Capital. Research Capital has no interest in WQM, Wesdome or River or their respective affiliates that may be affected by the success of the Merger. Research Capital is not an insider, associate, affiliate (as such terms are defined in the Securities Act) or shareholder of any of WQM, Wesdome or River.

Deliberations and Recommendations of the Independent Committees

The Wesdome and River Committees each formally met a number of times during the period between the dates they were established and December 13, 2005. During the course of their proceedings and deliberations, the Independent Committees considered (i) the merits and terms of the Merger and its likely effect on the Companies and their respective Shareholders, (ii) the alternatives to the Merger available to the Companies, (iii) management's views on the Merger, (iv) prospects of the Companies, and (v) the reasons for the Merger. The Wesdome Committee and the River Committee also received periodic reports from Jennings and Research Capital, respectively, as to the results of their analysis, which included net asset value analysis, comparable trading analysis, precedent transaction analysis, share trading analysis and other analyses considered relevant in the professional judgment of each of Jennings and Research Capital. The Independent Committees and their respective advisors contacted representatives of Wesdome and River on a number of occasions to obtain additional information required with respect to certain terms of the Merger. In addition, the Independent Committees analysed the current equity market conditions, gold market conditions and the views of mine management.

During November and December 2005, representatives of Wesdome and River also negotiated and substantially finalized the form of the Merger Agreement pursuant to which the Merger will be effected. On December 22, 2005, Jennings delivered the Jennings Fairness Opinion to the Wesdome Committee and on December 23, 2005, Research Capital delivered the Research Capital Fairness Opinion to the River Committee.

After consideration of the terms of the Merger Agreement and the other factors described below, each of the Wesdome Committee and the River Committee: (i) concluded that the Merger is fair, from a financial point of view, to the Wesdome Shareholders, the River Shareholders and the Wesdome and River Minority Shareholders, respectively, and is in the best interests of Wesdome and River, respectively, (ii) recommended that the Wesdome Board and the River Board, respectively, approve the Merger; and (iii) recommended that the shareholders of Wesdome and River, respectively, vote in favour of the Merger.

Each Independent Committee, in consultation with its respective financial advisors and management of the Companies, considered a number of factors in reaching these conclusions, including:

(1) the opinion of Jennings (in the case of the Wesdome Committee) and Research Capital (in the case of the River Committee) that the Merger is fair from a financial point of view to the Wesdome and River Minority Shareholders respectively;

(2) the terms and conditions of the Merger Agreement;

(3) the advantages and disadvantages of the Merger; and

(4) the current financial condition and future prospects of each of Wesdome and River.

The foregoing discussion of the information and factors considered by the Independent Committees is not intended to be exhaustive, but is believed to include all material factors considered. In addition, in reaching its determinations, each Independent Committee did not find it practical to, nor did it, assign any relative or specific weight to the foregoing factors, and individual members of the Independent Committees may have given different weight to different factors.

Recommendations of the Directors

Each of the Wesdome Board and the River Board has reviewed the proposed terms of the Merger and have considered the recommendations of their respective Independent Committees, and both the Wesdome Board and the River Board have concluded that the Merger is fair to and in the best interests generally of their respective shareholders and specifically of the Minority Shareholders. Further, each of the Wesdome Board and the River Board have approved an exchange ratio of one Post-Consolidation River Share for each Wesdome Share after taking into account the River Share Consolidation. On November 24, 2005, Wesdome and River executed the Letter of Intent, setting out the principal terms of the Merger. On December 13, 2005, Wesdome and River executed the Merger Agreement.

The directors of each of Wesdome and River unanimously recommend that their respective shareholders vote in favour of the Merger and the other matters to be presented at the Meetings.

Reasons for and Benefits of the Merger

The decision to enter into the Merger reflects the shared view of the Wesdome Board and the River Board that the Merger will create opportunities for both companies and their shareholders to derive benefits superior to those to be derived by either Company continuing to operate separately.

The merged company, to be named "Wesdome Gold Mines Ltd." (referred to herein as "New Wesdome" following completion of the Merger), will be a larger and more diversified mining company with a focus on gold. See "The Merger – Highlights of New Wesdome".

In particular, New Wesdome is expected to offer the following advantages:

- **Enhanced Growth Potential.** The Merger provides the opportunity for increased scope of growth possibilities. The Companies believe that their combined operations, assets and expertise will enhance their ability to compete in the capital-intensive mining industry for exploration, development and acquisition opportunities and thereby create opportunities to increase shareholder value in the long term. New Wesdome's future focus will be to build its base of producing mining assets through a disciplined growth strategy of pursuing only those opportunities that it believes can be profitably operated throughout the precious metals price cycle.

- **Portfolio of Mines and Development Properties.** The Merger will result in New Wesdome having interests in two operating mines with expected 2006 production of approximately 62,000 ounces of gold and an increased portfolio of development stage projects.

- **Enhanced Market Liquidity.** The market capitalization of New Wesdome will be approximately $118 million (based on the closing price of the Pre-Consolidation River Shares and the Wesdome Shares on the TSX and the TSX-V on December 28, 2005). This increased market capitalization is expected to result in greater liquidity for shareholders and to attract increased interest from institutional shareholders in Canada, the United States and elsewhere.

- **Management and Cost Efficiency.** New Wesdome will be able to draw from the operating and management experience, expertise and competencies and best practices of each of Wesdome and River. In addition, as there is a certain level of management overlap between the Companies, the Merger will result in streamlined corporate management. In addition, as the cost of TSX, TSX-V and securities compliance is great, the Companies will benefit from eliminating the duplication that arises from the existence of two public companies by combining them into one.

Highlights of New Wesdome

Principal Assets

New Wesdome's principal income producing assets will be its interest in two gold mines, namely the Eagle River mine, located in Ontario, and the Kiena mine, located in Quebec, which interests are currently held by River and Wesdome respectively. New Wesdome will also have an interest in a number of exploration and development projects, including the Wesdome Properties, which are currently held by Wesdome. For a description of these assets, see the sections hereof entitled "Information Relating to Wesdome – Business", "Summary of Wesdome Technical Report", "Information Relating to River – Business", "Summary of River Technical Report" and see "Business of the Company" in the Wesdome AIF and "Operations" in the River AIF.

Directors

Following the completion of the Merger, the board of directors of New Wesdome will consist of 8 individuals, with members from each of the Wesdome Board and the River Board. The directors of New Wesdome will be: Marc Blais, Roger W. Jolicoeur, Jean Martineau, Murray H. Pollitt, Barry G. Smith, Rowland Uloth as non-management directors, as well as Paul Cregheur and Donald D. Orr.

Senior Management

Following the completion of the Merger, New Wesdome's senior management will include Paul Cregheur, President (currently President of Wesdome) and Donald D. Orr, Secretary – Treasurer (currently Secretary-Treasurer of each of Wesdome and River). Additional members of senior management will be determined as deemed appropriate from time to time.

For information regarding the current senior management and directors of Wesdome, see "Directors and Officers" in the Wesdome AIF and "Election of Directors" in the Wesdome Proxy Circular. For information regarding the current senior management and directors of River, see "Directors and Officers" in the River AIF and "Election of Directors" in the River Proxy Circular.

Ownership of New Wesdome

Based on the number of Pre-Consolidation River Shares and Wesdome Shares outstanding as at December 28, 2005, New Wesdome will have a total of approximately 76,661,330 Post-Consolidation River Shares outstanding following completion of the Merger, including the River Share Consolidation. River Shareholders will hold approximately 30 million of the Post-Consolidation River Shares (approximately 39.4% of the total) and former Wesdome Shareholders will hold approximately 46 million of such shares (approximately 60.6% of the total). Following the Merger, and including WQM's holdings of Pre-Consolidation River Shares prior to the Merger, WQM will hold approximately 29 million of the Post-Consolidation River Shares (approximately 38.0 % of the total).

DETAILS OF THE MERGER

Pursuant to the Merger Agreement, Wesdome and River have agreed to complete the Merger pursuant to which, among other things, River will complete the River Share Consolidation and the Name Change, and Wesdome will amalgamate with the Amalgamation Entity. The Amalgamation will effectively result in the acquisition of all of the outstanding Wesdome Shares by River in a transaction in which Wesdome Shareholders will receive Post-Consolidation River Shares in exchange for their Wesdome Shares. As a result of the Amalgamation, the Wesdome Shares will be exchanged for Post-Consolidation River Shares based on the Exchange Ratio and River will become the sole shareholder of the Amalgamated Corporation.

River Share Consolidation and Name Change

Pursuant to the Merger Agreement, River has agreed to complete the River Share Consolidation on the basis that 1.538461538 Pre-Consolidation River Shares will be converted into one Post-Consolidation River Share upon River filing articles of amendment. As a result, the number of issued and outstanding River Shares will be reduced by 16,264,419 River Shares such that approximately 30,205,348 Post-Consolidation River Shares will be issued and outstanding immediately prior to the Amalgamation. In the Merger Agreement, River has also agreed to complete the Name Change changing its name from "River Gold Mines Ltd." to "Wesdome Gold Mines Ltd." Should the River Shareholders not approve the River Merger Resolution, the River Share Consolidation and the Name Change will not be completed. In effect, upon completion of the River Share Consolidation, each River Shareholder will hold 0.65 of a Post-Consolidation River Share for each Pre-Consolidation River Share held.

The Merger Agreement

General Description

On December 13, 2005, Wesdome and River entered into the Merger Agreement, whereby the parties agreed to complete the Merger on the terms and subject to the conditions set forth therein. The full text of the Merger Agreement was included as a schedule to the material change report (which is incorporated herein by reference) filed by each of Wesdome and River on SEDAR on December 16, 2005 and December 19, 2005, respectively, and the following summary is qualified in its entirety by the terms of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains various representations and warranties of Wesdome to River with respect to Wesdome and its subsidiaries and of River to Wesdome with respect to River and its subsidiaries as well as their respective business, operations, assets, liabilities, status and other representations and warranties typically contained in agreements of this nature.

Regulatory and other Approvals

Each of the Companies has agreed to use all reasonable efforts to obtain various regulatory and/or other approvals necessary or advisable in connection with the Merger and to otherwise use its best efforts to satisfy all of the conditions precedent to the completion of the Merger.

Conditions to the Completion of the Merger

Mutual Conditions

Conditions precedent to the completion of the Merger that must be either satisfied or waived include (a) the Amalgamation shall have been approved at the Meetings in accordance with the provisions and requirements of the QCA, Rule 61-501 and Regulation Q-27 (including any exemption order), as applicable, all applicable laws, rules, regulations and policies, including the rules and/or policies of the TSX and the TSX-V, and all other governmental and regulatory orders and decrees and the River Share Consolidation and the Name Change shall have been approved at the River Meeting in accordance with the provisions and requirements of the OBCA; (b) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation; (c) all necessary regulatory requirements and approvals, including, without limitation, conditional approvals required in respect of the listing and posting for trading on the TSX of the River Shares; (d) Jennings shall not have withdrawn the Jennings Fairness Opinion; and (e) Research Capital shall not have withdrawn the Research Capital Fairness Opinion.

Conditions in Favour of Wesdome

The obligation of Wesdome to complete the Merger is also subject to the satisfaction or waiver of certain conditions, including (a) each of the acts and undertakings of River and the Amalgamation Entity to be performed on or before the Effective Date pursuant to the terms of the Merger Agreement having been duly performed by it; (b) River and the Amalgamation Entity having furnished Wesdome with a legal opinion, dated the day of the Effective Date, satisfactory in form and substance in all material respects to Wesdome, to the effect that (i) River and the Amalgamation Entity are validly existing under their jurisdiction of incorporation and each has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it; and (ii) River and the Amalgamation Entity have taken all necessary corporate action to authorize the execution and delivery of the Merger Agreement and the consummation of the River Share Consolidation, the Name Change and the Amalgamation; and (iii) River has taken all necessary corporate action to assume the Wesdome Warrants and the Wesdome Options; (c) River having complied with its covenants contained in the Merger Agreement and the representations and warranties of River contained in the Merger Agreement being true in all material respects and Wesdome having received a certificate of a senior officer of River to that effect, dated as of the Effective Date; and (d) the Wesdome Board not having made a determination that it is not in the best interests of Wesdome or its shareholders to proceed with the Amalgamation.

Conditions in Favour of River

The obligation of River to complete the Merger is also subject to the satisfaction or waiver of certain conditions, including (a) each of the acts and undertakings of Wesdome to be performed on or before the Effective Date pursuant to the terms of the Merger Agreement having been duly performed by it; (b) Wesdome having furnished River with a legal opinion dated the day of the Effective Date, satisfactory in form and substance in all material respects to River, to the effect that (i) Wesdome is validly existing under the laws of its jurisdiction of incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it; and (ii) Wesdome has taken all necessary corporate action to authorize the execution and delivery of the Merger Agreement and the consummation of the Amalgamation; (c) Wesdome having complied with its covenants contained in the Merger Agreement and the representations and warranties of Wesdome contained in the Merger Agreement being true in all material respects as of the Effective Date with the same effect as though made at and as of such time and River having received a certificate of a senior officer of Wesdome to that effect, dated as of the Effective Date; and (d) the River Board not having made a determination that it is not in the best interests of River or its shareholders to proceed with the Amalgamation.

No Solicitation

The Merger Agreement provides that during the period commencing on December 13, 2005 and continuing until the first to occur of (a) the Effective Date and (b) the termination of the Merger Agreement, the Companies will not, directly or indirectly, and will not authorize or permit any representative thereof to, directly or indirectly, (i) solicit, initiate, encourage, engage in or respond to (other than to decline) any Acquisition Proposal, other than the Merger, (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal, or (d) enter into any agreement related to an Acquisition Proposal provided, that, except as indicated below, nothing shall prevent either Company from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions and/or negotiations with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after December 13, 2005 which is not withdrawn if (a) the directors of such Company conclude in good faith, after consultation with counsel, that such action is required in order for them to comply with their fiduciary obligations under applicable law, and (b) prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, such Company gives the other written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person.

Superior Proposal

A Receiving Party or the directors thereof may, in respect of any Acquisition Proposal received by them prior to the approval by the shareholders of the Receiving Party of the Merger, make a Recommendation Change if prior to the Recommendation Change: (a) they have determined that such Acquisition Proposal constitutes a Superior Proposal and have advised the Non-Receiving Party of that fact and their intention to make a Recommendation Change; (b) the Non-Receiving Party has been provided with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted); and (c) five business days have elapsed from the later of the date on which the Non-Receiving Party received the material required to be provided to it as described in items (a) and (b) above. The Merger Agreement provides that if the Non-Receiving Party so elects, during the five business day period referred to above, it and its financial and legal advisors may negotiate in good faith to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Receiving Party to not make its Recommendation Change, while allowing their respective boards of directors to comply with their fiduciary duties under applicable law. During such five business day period, the Receiving Party shall not enter into any agreement in respect of the Superior Proposal with the party making the Superior Proposal.

Amendment and Variations

Wesdome and River may also amend the Merger Agreement at any time prior to the Effective Date without further notice to or authorization or approval on the part of the Wesdome Shareholders and/or the River Shareholders at the

Meetings or otherwise, provided such amendment does not materially adversely change the consideration to be received by Wesdome Shareholders.

Termination of Merger Agreement

The Merger Agreement may be terminated by:

(a) mutual consent of the parties; or

(b) the Non-Receiving Party at any time following the first public announcement or other communication of a Recommendation Change to the Receiving Party's shareholders; or

(c) either Company, if the other party provides notice of its inability to comply with any of the covenants, conditions or agreements to be complied with or satisfied by it under the Merger Agreement and provides to the first party such details and supporting materials relating to such inability as the first party shall reasonably request in order to assess the impact thereof; or

(d) either Company in the event that the Amalgamation has not been completed by March 31, 2006 as a result of the failure of one or more of the conditions in a party's favour to be satisfied (or waived by that party).

Termination Payments

The Merger Agreement provides that if:

(a) the Non-Receiving Party terminates the Merger Agreement in connection with a Superior Proposal;

(b) following a Recommendation Change to shareholders by a Receiving Party, the shareholders of the Receiving Party do not approve the Merger; or

(c) (i) after December 13, 2005, either Company becomes a Receiving Party in respect of an Acquisition Proposal that has been publicly announced (whether or not the Acquisition Proposal is determined to be a Superior Proposal), (ii) the shareholders of the Receiving Party do not approve the Merger at the meeting duly called for such purposes, and (iii) within 250 days following the date of such meeting of shareholders, the Receiving Party accepts, approves or recommends, or enters into any agreement concerning any Extraordinary Transaction,

(any such event being a "Triggering Event"), then the Receiving Party shall pay the Non-Receiving Party an amount in cash equal to $500,000.

The Amalgamation Agreement

In connection with the Amalgamation, Wesdome, River and the Amalgamation Entity will enter into the Amalgamation Agreement prior to the Effective Date. The Amalgamation Agreement will provide, among other things, that:

(a) Wesdome Shareholders will receive Post-Consolidation River Shares in exchange for their Wesdome Shares in accordance with the Exchange Ratio, being one Post-Consolidation River Share for each Wesdome Share held. See also "Procedure for Exchange of Wesdome and River Share Certificates"; and

(b) River will become the sole shareholder of the Amalgamated Corporation.

Rule 61-501 and Regulation Q-27

Wesdome is a reporting issuer in the provinces of Ontario, British Columbia, Alberta and Québec. River is a reporting issuer in the provinces of Ontario, British Columbia Manitoba and Québec. As such, Wesdome and River are subject to, among other things, the rules of the Ontario Securities Commission, including Rule 61-501, and the regulations of the Autorité des marchés financiers du Québec, including Regulation Q-27 (Rule 61-501 and Regulation Q-27 being sometimes collectively referred to as the "Rules"). The Rules impose various requirements on issuers that intend to effect certain types of non-arm's length transactions including insider bids, issuer bids, going private transactions and related party transactions. These requirements include enhanced disclosure to the public and shareholders, the requirement to prepare and summarize the results of a formal valuation of the subject matter of the transaction and the requirement to have the transaction approved by a simple majority of disinterested shareholders.

As at December 28, 2005, WQM owned approximately 31.9% of the outstanding Wesdome Shares and approximately 42.0% of the outstanding Pre-Consolidation River Shares. As a result, the Amalgamation constitutes (i) a "business combination" for the purposes of Rule 61-501, (ii) a "going private transaction" for the purposes of Regulation Q-27 and (iii) a "related party transaction" for the purposes of the Rules. However, Wesdome and River have determined that there are exemptions available from the formal valuation requirements of Rule 61-501 applicable to business combinations and related party transactions and that there is an exemption available from the valuation requirement of Regulation Q-27 applicable to going private transactions. In addition, River has applied for an exemption from the valuation requirements of Regulation Q-27 applicable to related party transactions. As described in this Circular, each of Wesdome and River will be subject to the minority approval requirements of the Rules in connection with the Amalgamation. As required by the Rules, River is not aware of any material information concerning its business or affairs that has not been generally disclosed.

Costs of the Merger

Wesdome and River estimate that the costs related to the Merger will be approximately $400,000. These transaction costs principally include fees for financial advisory, legal, accounting, and other professional services, printing and other shareholder communication costs, for regulatory filing and listing fees and further related costs likely to be incurred in connection with combining the operations of the respective companies.

Procedure for Exchange of Wesdome and River Share Certificates

This section describes the procedures to be followed by Registered Shareholders in order to exchange their certificates representing Wesdome Shares and/or Pre-Consolidation River Shares for certificates representing Post-Consolidation River Shares following the Merger.

Non-Registered Shareholders are not required to take any action in order to receive Post-Consolidation River Shares as such steps will be taken by the intermediary or other nominee through which their Wesdome Shares and/or River Shares are held.

At or promptly after the Effective Date, River shall deposit with the Depositary, for the benefit of the Wesdome Shareholders and the River Shareholders who will receive Post-Consolidation River Shares in connection with the Merger, certificates representing that whole number of Post-Consolidation River Shares to be delivered upon the exchange of Wesdome Shares and/or Pre-Consolidation River Shares. Upon surrender to the Depositary, at the office specified in the Letters of Transmittal, for cancellation of a certificate which immediately prior to the Effective Date represented outstanding Wesdome Shares that were deemed to be exchanged for Post-Consolidation River Shares under the Merger or of a certificate representing Pre-Consolidation River Shares, together with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder a certificate representing that number of Post-Consolidation River Shares which such holder has the right to receive and the certificate so surrendered shall forthwith be cancelled.

River Shareholders are not required to surrender their certificates representing Pre-Consolidation River Shares as such certificates will represent Post-Consolidation River Shares following the Merger until replaced

against transfer but may do so if they wish. Each River Shareholder will hold 0.65 of a Post-Consolidation River Share for each Pre-Consolidation River Share held.

In the event of a transfer of ownership of Wesdome Shares or Pre-Consolidation River Shares which is not registered in the transfer records of Wesdome or River, as the case may be, a certificate representing the proper number of Post-Consolidation River Shares may be issued to the transferee if the certificate representing such Wesdome Shares or Pre-Consolidation River Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered, each certificate which immediately prior to the Effective Date represented one or more outstanding Wesdome Shares that were deemed to be exchanged for Post-Consolidation River Shares in connection with the Merger or represented one or more Post-Consolidation River Shares, as the case may be, shall be deemed at all times after the Effective Date to represent only the right to receive upon such surrender (a) the certificate representing Post-Consolidation River Shares; and (b) any dividends or distributions with a record date after the Effective Date theretofore paid or payable with respect to such Post-Consolidation River Shares.

Each River Shareholder entitled to a fractional interest in a Post-Consolidation River Share (after aggregating all fractional shares of Post-Consolidation River Shares issuable to such holder) will receive that aggregate number of Post-Consolidation River Shares to which such River Shareholder is entitled rounded up or down to the nearest whole number.

In the event any certificate, which immediately prior to the Effective Date represented one or more outstanding Wesdome Shares that were deemed to be exchanged pursuant to the Merger or one or more outstanding Pre-Consolidation River Shares, as the case may be, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and providing such other documentation as the Depositary may reasonably require, River's transfer agent will issue and the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Post-Consolidation River Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing the Post-Consolidation River Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to River and its transfer agent in such sum as River and its transfer agent may direct or otherwise indemnify River and its transfer agent in a manner satisfactory to them against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

Extinguishment of Rights

Subject to applicable law, any certificates, which prior to the Effective Date represented outstanding Wesdome Shares and which have not been deposited on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder or a holder of Post-Consolidation River Shares or Wesdome Shares. On such date, the Post-Consolidation River Shares (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to River, together with all entitlements to dividends, distributions, cash and interest thereon held for such former holder, for no consideration.

As River Shareholders are not required to surrender their certificates representing Pre-Consolidation River Shares for certificates representing Post-Consolidation River Shares following the Merger, the shares and the rights represented thereby will not be cancelled or surrendered if such certificates are not deposited. Each River Shareholder will hold 0.65 of a Post-Consolidation River Share for each Pre-Consolidation River Share held.

Issuance and Resale of Post-Consolidation River Shares Received Under the Merger

Canada

The issuance of the Post-Consolidation River Shares to Wesdome Shareholders resident in Canada pursuant to the Merger will be exempt from the registration and prospectus requirements contained in the securities legislation of the provinces and territories of Canada.

The first trade of Post-Consolidation River Shares issued to a Wesdome shareholder in connection with the Merger will generally not be subject to any restricted or hold period in Canada subject to certain considerations, outlined in National Instrument 45-102 – *Resale Restrictions*. Wesdome Shareholders should refer to applicable provisions of the securities legislation of their respective jurisdiction or consult with their legal advisers.

The Post-Consolidation River Shares issued to River Shareholders will be subject to the same restrictions on transfer, if any, as were the Pre-Consolidation River Shares held by such holder prior to the Merger.

United States

The Post-Consolidation River Shares issuable pursuant to the Merger have not been and will not be registered under the 1933 Act, and will be "restricted securities" within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the Wesdome Shares exchanged by a former Wesdome Shareholder in connection with the Merger were restricted securities. Restricted securities may not be offered or sold in the United States or to a U.S. Person (as such term is defined in regulations under the 1933 Act) except pursuant to (a) an effective registration statement under the 1933 Act, or (b) an exemption from the registration requirements of the 1933 Act. Post-consolidation River Shares that are unrestricted securities because the Wesdome Shares exchanged for such Post-Consolidation River Shares were unrestricted shares may generally be resold in the United States without restriction under the 1933 Act, so long as the person selling such securities was not an "affiliate" of Wesdome or River immediately before the Merger and is not an affiliate of New Wesdome after the Merger. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract or otherwise. Directors, executive officers and persons who beneficially own 10% or more of an issuer's outstanding securities are generally considered to be "affiliates" of that issuer. Shareholders who were "affiliates" of either Wesdome or River immediately before the Merger are subject to resale restrictions under the 1933 Act; in addition shareholders who are "affiliates" of New Wesdome after the Merger will be subject to resale restrictions under the 1933 Act. If you are such an affiliate, you are advised to consult your legal advisors to determine the particular resale restrictions that will apply to you.

ADDITIONAL INFORMATION CONCERNING NEW WESDOME

General

As part of the Merger, River will change its name to "Wesdome Gold Mines Ltd." and the corporation formed by the amalgamation of Wesdome and the Amalgamation Entity will be a wholly-owned subsidiary of New Wesdome.

The registered office of New Wesdome will be 8 King Street East, Suite 1305, Toronto, Ontario M5C 1B5.

Share Capital of New Wesdome

The authorized share capital of New Wesdome will be the same as the authorized share capital of River, which is described under the heading "Information Relating to River – Share Capital". The Post-Consolidation River Shares upon completion of the Merger, including the River Share Consolidation, are referred to herein as the "Post-Consolidation River Shares".

Post-Consolidation River Shares

Each Post-Consolidation River Share will entitle the holder thereof to receive notice of and to attend all meetings of the shareholders of New Wesdome and to one vote in respect of each Post-Consolidation River Share held at any such meeting of shareholders of New Wesdome other than meetings at which only holders of another class or series of shares are entitled by law to vote. Each Post-Consolidation River Share will also entitle the holder thereof to participate equally in any dividends declared by the directors of New Wesdome and any distribution of assets upon liquidation, dissolution or winding-up of New Wesdome, without preference or distinction. Holders of Post-

Consolidation River Shares have no pre-emptive rights, nor any right to convert such shares into other securities of New Wesdome. See also "Comparative Rights of Shareholders".

New Wesdome Stock Option Plan

Wesdome and River currently have stock option plans under which they may grant options to their directors, officers, employees and others. For information regarding the existing plans, see "Remuneration of Directors and Senior Officers – Stock Option Plan" in the River Proxy Circular, as well as "Remuneration of Directors and Senior Officers – Stock Option Plan" in the Wesdome Proxy Circular.

The terms of the River Stock Option Plan and the Wesdome Stock Option Plan are substantially similar, but not identical. The basic operation of these plans, and the purposes of the plans as a means of long-term compensation for, and retention of, option recipients, is the same.

Currently, there are 1,460,000 River Options outstanding under the River Stock Option Plan entitling holders to purchase an aggregate of 1,460,000 Pre-Consolidation River Shares or, assuming completion of the River Share Consolidation, 949,000 Post-Consolidation River Shares. The Wesdome Stock Option Plan currently has 1,430,000 options outstanding which, in the aggregate, entitle holders to purchase 1,430,000 Wesdome Shares. After completion of the River Share Consolidation and application of the Exchange Ratio, these outstanding Wesdome Options would represent a right to purchase 1,430,000 Post-Consolidation River Shares. Accordingly, upon completion of the Merger, New Wesdome will have options outstanding representing the right to purchase 2,379,000 Post-Consolidation River Shares.

In addition to these granted options, both Companies have additional shares reserved for issuance under their stock Option Plan in respect of which options have not yet been granted. River has a maximum of 2,000,000 Pre-Consolidation River Shares (or 1,300,000 Post-Consolidation River Shares) reserved for issuance under the River Stock Option Plan. As stated above, River Options in respect of 1,460,000 of such shares have been granted, leaving 540,000 Pre-Consolidation River Shares (or 351,500 Post-Consolidation River Shares) available for grant. In addition, Wesdome has a maximum of 4,000,000 Wesdome Shares reserved for issuance under the Wesdome Stock Option Plan. As stated above, Wesdome Options in respect of 1,430,000 of such shares have been granted, leaving 2,570,000 Wesdome Shares available for grant under the Wesdome Stock Option Plan. As New Wesdome will have 2,379,000 options outstanding following completion of the Merger, there will remain 2,921,500 options available for grant by New Wesdome under the New Wesdome Stock Option Plan discussed below.

Following the Merger, New Wesdome will carry on with a single stock option plan based upon the River Stock Option Plan, with certain non-material changes incorporated therein to reflect existing elements of the Wesdome Stock Option Plan. As a result of River assuming the Wesdome Options in connection with the Merger, an increase is required in the number of Post-Consolidation River Shares reserved for issuance thereunder. Therefore, the River Shareholders are also being asked to authorize an increase to 5,000,000 of the number of Post-Consolidation River Shares issuable under the New Wesdome Stock Option Plan (representing approximately 6.5% of the 76,661,330 Post-Consolidation River Shares which are expected to be issued and outstanding immediately after the completion of the Merger), which authorization is included in the New Wesdome Stock Option Plan Resolution attached hereto as Appendix "E".

The River Board and the Wesdome Board believe that the grant of options can be an effective incentive to directors, officers, senior management personnel and employees of New Wesdome and will facilitate the attraction and retention of experienced and qualified individuals to senior management positions by permitting such individuals to directly participate in an increase in per share value created for New Wesdome's shareholders. Options under the New Wesdome Stock Option Plan would typically be granted in such numbers as reflect the level of responsibility of the particular optionee and the optionee's contribution to the business and activities of New Wesdome. Options granted under the New Wesdome Stock Option Plan would typically have a five year term. Options would not generally be assignable and, except in certain specified circumstances, would terminate upon the optionee ceasing to be employed by or associated with New Wesdome. The terms of the New Wesdome Stock Option Plan would further provide that the price at which shares may be issued thereunder cannot be less than the current market price of the shares when the relevant options are granted.

The New Wesdome Stock Option Plan will be administered by the compensation committee of the board of directors of New Wesdome and in accordance with policies established by such committee upon and subsequent to the completion of the Merger.

Securities and Rights Exchangeable or Convertible into New Wesdome Common Shares

Wesdome Options

As a result of the Merger, the outstanding Wesdome Options, which currently entitle the holders thereof to purchase an aggregate of 1,430,000 Wesdome Shares at prices ranging from $1.20 to $1.80 with the latest expiry date being March 3, 2010, will entitle the holders thereof to purchase an aggregate of approximately 1,430,000 Post-Consolidation River Shares at prices ranging from $1.20 to $1.80.

River Options

In connection with the River Share Consolidation, the number of Pre-Consolidation River Shares subject to the River Options will be reduced on the basis that 1.538461538 Pre-Consolidation Shares will be consolidated into one Post-Consolidation River Share. The River Options entitle the holders thereof to purchase an aggregate of 1,460,000 Pre-Consolidation River Shares at prices ranging from $0.90 to $3.50 with the latest expiry date being November 30, 2010. As a result of the River Share Consolidation, the number of Post-Consolidation River Shares reserved for issuance pursuant to the River Options will be 949,000 and the exercise prices of such options will be adjusted accordingly.

Wesdome Warrants

As a result of the Merger, the outstanding Wesdome Warrants, which currently entitle the holders thereof to acquire an aggregate of 1,764,043 Wesdome Shares upon payment of the exercise price of $1.50 to $1.70 per Wesdome Share at anytime until August 10, 2006, will entitle the holders thereof to acquire an aggregate of approximately 1,764,043 Post-Consolidation River Shares upon payment of the exercise price of $1.50 to $1.70 per Wesdome Share at anytime until August 10, 2006.

River Warrants

As a result of the Merger, the terms of the outstanding River Warrants, which currently entitle the holders thereof to acquire an aggregate of 1,977,500 River Shares upon payment of the exercise price of $1.05 to $1.20 per River Share at anytime until July 21, 2006, will be adjusted to take into account the River Share Consolidation to entitle the holders thereof to acquire an aggregate of approximately 1,285,375 Post-Consolidation River Shares upon payment of the exercise price therefor, which will be adjusted accordingly.

Selected Pro Forma Condensed Consolidated Financial Information of New Wesdome

The following selected pro forma combined financial information of New Wesdome reflects the River financial information for the relevant periods as adjusted to take into account the Merger and is based on the assumptions described in the notes to the pro forma financial statements of New Wesdome attached hereto as Appendix "I". This selected pro forma financial information should be read in conjunction with this Circular, including the aforesaid pro forma financial statements of New Wesdome.

Pro Forma Condensed Consolidated Balance Sheet Information (unaudited)

	As at September 30, 2005 ($)
Cash and short-term investments	4,611,707
Other current assets	5,659,981
Mining and exploration properties	62,830,878
Other long-term assets	4,180,899

Total assets	77,283,465
Current liabilities	9,587,849
Long-term liabilities	1,779,306
Future income taxes	3,220,000
Minority interest in Moss Lake Gold Mines Ltd	76,300
Shareholders' equity	62,620,010
Total liabilities and shareholder's equity	77,283,465

Pro Forma Condensed Consolidated Statements of Operations Information (unaudited)

	For the Nine Months Ended September 30, 2005	For the Year Ended December 31, 2004
	($)	($)
Revenue	23,480,042	34,586,216
Operating and development costs	(23,975,820)	(30,938,592)
Amortization	(4,672,942)	(6,356,673)
Other costs and expenses	(1,850,467)	(3,025,653)
Write-down of mining and exploration properties	(21,321,208)	-
Minority interest	26,664	17,744
Gain on dilution of Moss Lake Gold Mines Ltd	-	96,335
Loss before income taxes	(28,313,731)	(5,620,623)
Recovery of future income taxes	-	1,179,900
Net loss	(28,313,731)	(4,440,723)
Basic loss per share	(0.39)	(0.07)
Diluted loss per share	(0.39)	(0.07)

Accounting Treatment

Completion of the Merger will result in a combination of the businesses of Wesdome and River. Since the current Wesdome Shareholders will own a majority of the outstanding shares of New Wesdome, the transaction will be treated as a purchase of River by Wesdome under Canadian GAAP.

Stock Exchange Listing

The River Shares are listed on the TSX. River has made application to the TSX for the listing of the Post-Consolidation River Shares to be issued in connection with the Merger. Following the Merger, the Wesdome Shares will be delisted from the TSX-V.

Auditors

The auditors of the Companies are currently Grant Thornton LLP, who will continue to be the auditors of New Wesdome.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by the management of the Companies of proxies to be used at the Wesdome Meeting and the River Meeting (in either case, a "Meeting"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Companies at nominal cost. The cost of any such solicitation by management will be borne by the Companies.

The Companies may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Companies (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the form of proxy and related materials to the beneficial owners of such shares. The Companies will provide, without cost to such persons, upon request to the Secretary of Wesdome or River, as applicable, additional copies of the foregoing documents required for this purpose.

Registered and Non-Registered Shareholders

Shareholders of companies are either registered or non-registered shareholders. Only a relatively small number of shareholders are registered shareholders. Registered shareholders typically hold shares in their own names because they have requested that their shares be registered in their names on the records of the relevant company rather than holding such shares through an intermediary.

Only Registered Shareholders of a Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meetings. However, in many cases, Wesdome Shares or River Shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b) in the name of a clearing agency (such as CDS in Canada and the Depositary Trust Company in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, Wesdome and River have distributed copies of their respective Notice of Meeting, this Circular, their respective forms of proxy and related materials (collectively, the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless the Non-Registered Holders have waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy, if submitted by mail, to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit such proxy by mail should properly complete the form of proxy and return it in the envelope provided to Wesdome's transfer agent and registrar, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (local time, Toronto, Ontario) on January 25, 2006 (or 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of any adjournment of the Wesdome Meeting). Completed forms of proxy for the River Meeting should be returned in the envelope provided to River's transfer agent and registrar, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (local time, Toronto, Ontario) on January 25, 2006 (or 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of any adjournment of the River Meeting).

In either case, the purpose of these procedures is to permit Non-Registered Holder to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the applicable Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

A shareholder of one of the Companies may receive multiple packages of Meeting Materials if the shareholder holds shares of such Company through more than one Intermediary or if the shareholder is both a Registered Holder and a Non-Registered Holder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the applicable Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholdings are represented and voted at such Meeting.

Voting by Proxy

Shareholders who are unable to be present at the relevant Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the two voting methods available: (a) use of the form of proxy or voting instruction form to be returned by mail or delivery, or (b) use of the telephone voting procedure. By conveying voting instructions in one of the three ways, shareholders can participate in the applicable Meeting through the person or persons named on the voting instruction form or form of proxy.

To convey voting instructions through any of the three methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with this Circular in the package of Meeting Materials sent to all shareholders. The voting instruction form is a white, computer scanable document with red squares marked "X" (the "voting instruction form") and is sent to most Non-Registered Holders. The form of proxy for the Wesdome Meeting is a form headed "Wesdome Gold Mines Inc. - Form of Proxy" and the form of proxy for the River Meeting is a form headed "River Gold Mines Ltd. - Form of Proxy". The applicable form of proxy is being sent to all Registered Holders of the applicable Company and a small number of Non-Registered Holders.

Mail

A shareholder who elects to use the paper voting procedure should complete a voting instruction form or the applicable form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the voting instruction form or form of proxy and ensure that you date and sign the form at the bottom. Completed voting instruction forms should be returned to the relevant Intermediary in the envelope provided and should be received by the cut-off date shown on the voting instruction form. Completed forms of proxy for the Wesdome Meeting and the River Meeting should be returned in the envelope provided to the Companies' transfer agent and registrar, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (local time, Toronto, Ontario) on January 25, 2006 (or 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of any adjournment of the River Meeting).

Appointing a Proxyholder

Registered Shareholders unable to attend the applicable Meeting in person may participate and vote at such Meeting through a proxyholder. The persons named on the voting instruction form or form of proxy as proxyholders to represent shareholders at the Wesdome Meeting are directors and/or senior officers of Wesdome and the persons named on the voting instruction form or form of proxy as proxyholders to represent shareholders at the River Meeting are directors and/or senior officers of River. **A shareholder has the right to appoint a person other than those named in the applicable voting instruction form or form of proxy to represent such shareholder at the applicable Meeting. A Non-Registered Holder who would like to attend the applicable Meeting to vote must appoint himself or herself proxyholder.** To appoint a person as proxyholder other than the persons named in the relevant voting instruction form or form of proxy, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided. That person need not be a shareholder of the relevant Company.

Non-Registered Holders appointing a proxyholder using a voting instruction form should fill in the rest of the form indicating a vote "for" or "against", as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant Intermediary or clearing agency in the envelope provided by the cut-off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the applicable Meeting upon presentation of the form of proxy. No person will be entitled to vote at either of the Meetings by presenting only a voting instruction form.

Revocation of Voting Instructions or Proxies

Voting instructions submitted by mail or telephone using a voting instruction form will be revoked if the relevant Intermediary receives new voting instructions before the close of business on January 25, 2006 (or 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of any adjournment of the applicable Meeting).

Proxies submitted by mail or telephone using a form of proxy may be revoked by submitting a new proxy to Computershare (in the case of the Wesdome Meeting or the River Meeting), in either case before 5:00 p.m. (local time, Toronto, Ontario) on January 25, 2006 (or 48 hours (excluding Saturdays, Sundays and holidays in Canada) before the time of any adjournment of the applicable Meeting). Alternatively, a shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing to such effect addressed to the attention of the Secretary of the relevant Company and executed by the shareholder or by the shareholder's attorney authorized in writing. Such an instrument must be deposited at the registered office of the applicable Company, 8 King Street East, Suite 1305, Toronto, Ontario M5C 1B5 Secretary, in the case of River before the close of business on January 25, 2006 (or the last business day before any adjournment of the applicable Meeting). On the day of the applicable Meeting or any adjournment thereof, a shareholder may revoke a proxy by depositing an instrument in writing to such effect with the chair of such Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast. In addition, a proxy may be revoked by any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed forms of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will, in the case of the Wesdome Meeting, be voted FOR the Wesdome Amalgamation Resolution and, in the case of the River Meeting, be voted FOR the River Merger Resolution, FOR the River By-Law Resolution, and FOR the New Wesdome Stock Option Plan Resolution, all as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable Meeting. At the date hereof, the management of Wesdome knows of no such amendments or variations or of any other matters to come before the Wesdome Meeting other than the matters referred to in the Notice of Meeting in respect of the Wesdome Meeting, and the management of River knows of no such amendments or variations or of any other matters to come before the River Meeting other than the matters referred to in the Notice of Meeting in respect of the River Meeting.

INFORMATION CONCERNING THE WESDOME MEETING

Purpose of Meeting

At the Wesdome Meeting, the Wesdome Shareholders will be asked: (a) to consider, and, if deemed advisable, to pass, with or without variation, the Wesdome Amalgamation Resolution as a special resolution, the full text of which is reproduced as Appendix "A", to approve the Amalgamation and authorize Wesdome to take all necessary action to implement the transactions contemplated by the Amalgamation Agreement; and (b) to transact such further or other business as may properly come before the Wesdome Meeting or any adjournment thereof.

Date, Time and Place of Meeting

The Wesdome Meeting will be held on Friday, January 27, 2006 at 9:30 a.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

Record Date and Entitlement to Vote

The Record Date for the purpose of determining Registered Shareholders entitled to receive the Circular and vote at the Meetings, is December 28, 2005. Accordingly, each Registered Wesdome Shareholder as at the Record Date is entitled to attend the Wesdome Meeting in person or by proxy and to cast one vote for each Wesdome Share held by such Shareholder on the Record Date.

Voting Securities and Principal Holders of Voting Securities

As at December 28, 2005, there were 46,455,982 Wesdome Shares issued and outstanding. Each Wesdome Share carries the right to one vote.

To the knowledge of the directors and senior officers of Wesdome, there were no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the Wesdome Shares as at December 28, 2005 other than WQM which owns 19,522,422 Wesdome Shares or 42.0% of the issued and outstanding Wesdome Shares as on such date.

Approval Requirements

The Wesdome Amalgamation Resolution requires the affirmative vote of at least 66⅔% of the votes cast thereon by Wesdome Shareholders who vote in respect thereof, in person or by proxy, at the Wesdome Meeting and the affirmative vote of a simple majority of the votes cast by the Wesdome Minority Shareholders.

For these purposes, any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

As at December 28, 2005, the directors and senior officers of Wesdome and River, to the knowledge of the directors and senior officers of Wesdome after reasonable enquiry, their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 340,885 Wesdome Shares (approximately 0.8% of all Wesdome Shares outstanding as on such date).

As WQM owns 19,522,422 Wesdome Shares as at December 28, 2005, the Wesdome Minority Shareholders beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 19,863,307 Wesdome Shares.

Wesdome Amalgamation Resolution

The Wesdome Board and the Wesdome Committee have unanimously approved the Merger Agreement and the terms of the Merger and unanimously recommend that the Wesdome Shareholders vote FOR the Wesdome Amalgamation Resolution at the Wesdome Meeting.

In recommending that the Wesdome Shareholders vote in favour of the Wesdome Amalgamation Resolution, the Wesdome Board and the Wesdome Committee considered the expected benefits and advantages of the Merger as described under the heading "The Merger – Reasons for and Benefits of the Merger" as well as the following factors:

(a) the financial analysis provided by Jennings to the Wesdome Board and the Jennings Fairness Opinion that, as of December 22, 2005, the Merger as a whole is fair, from a financial point of view, to the Wesdome Shareholders;

(b) under the terms of the Merger Agreement, the Wesdome Board is able to consider (in accordance with the provisions of the Merger Agreement) any unsolicited bona fide Acquisition Proposal and may, subject to compliance with the provisions of the Merger Agreement, approve or recommend to Wesdome Shareholders, or enter into an agreement in respect of, a Superior Proposal (see "Details of the Merger - The Merger Agreement");

(c) for Canadian federal income tax purposes, Wesdome Shareholders who hold their Wesdome Shares as capital property generally will be able to exchange their Wesdome Shares for Post-Consolidation River Shares under the Merger on a tax-deferred basis under the Tax Act (see "Certain Income Tax Considerations - Canadian Federal Income Tax Considerations");

(d) current directors of Wesdome will constitute the majority of the directors of New Wesdome;

(e) New Wesdome's senior management will include Paul Cregheur, President (currently President of Wesdome) and Donald D. Orr, Secretary – Treasurer (currently Secretary-Treasurer of each of Wesdome and River) and Murray H. Pollitt as Chairman; and

(f) the Amalgamation must be approved by at least 66⅔% of the votes cast by Wesdome Shareholders, in person or by proxy, at the Wesdome Meeting and by a simple majority of the votes cast by the Wesdome Minority Shareholders.

In reaching its determination, the Wesdome Board also considered and evaluated, among other things: (a) the recommendation of the Wesdome Committee; (b) the Jennings Fairness Opinion; (c) information with respect to the financial condition, business, operations, properties and assets of each of Wesdome and River on both a historical and pro forma basis including mineral reserves, asset quality and cost structures of their respective mining operations; (d) historical information regarding the trading prices of the Wesdome Shares and the Pre-Consolidation River Shares; (e) the terms of the Merger Agreement and the other agreements contemplated thereby, including the structure of the Merger and the composition of the senior management; and (f) the risks associated with the completion of the Merger.

The Wesdome Board also considered potential cost savings and operational efficiencies that may result from the Merger, which they considered significant. As the Merger would result in one public company, ongoing securities and exchange disclosure and compliance obligations would be significantly reduced. In addition, the Merger would eliminate the duplication that exists at the management level of the Companies.

This discussion of the information and factors considered and given weight by the Wesdome Board is not intended to be exhaustive, but is believed to include all material factors considered by the Wesdome Board. In reaching the determination to approve and recommend the Merger, the Wesdome Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given different weights to any particular factor. The Wesdome Board realized that there are certain risks associated with the Merger including that some of the potential benefits set forth above may not be realized and also including the factors set forth in this

Circular under "Risk Factors - Risk Factors Relating to the Merger". However, the Wesdome Board believes that the positive factors significantly outweigh any negative factors, although there can be no assurances in this regard.

Interest of Management and Others In the Matters to be Acted Upon

Wesdome has no employment contracts in place. It is intended that Murray H. Pollitt will be the Chairman of New Wesdome following the Merger and that New Wesdome's senior management will include Paul Cregheur, President (currently President of Wesdome) and Donald D. Orr, Secretary – Treasurer (currently Secretary-Treasurer of each of Wesdome and River).

Except as disclosed above or elsewhere in this Circular, no director or senior officer of Wesdome, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Wesdome Meeting other than through their ownership of Wesdome Shares.

Other Business

The management of Wesdome does not intend to present and does not have any reason to believe that others will present, at the Wesdome Meeting, any item of business other than those set forth in this Circular. If, however, any other business is properly presented at the Wesdome Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable voting instruction form or form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified herein.

INFORMATION RELATING TO WESDOME

Documents Incorporated by Reference

The following documents of Wesdome, filed with the securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this Circular:

(a) the Wesdome AIF;

(b) the audited consolidated financial statements of Wesdome as at and for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon;

(c) Wesdome's management's discussion and analysis of operating results and financial position as at and for the years ended December 31, 2004 and 2003;

(d) the unaudited interim consolidated financial statements of Wesdome as at and for the period ended September 30, 2005;

(e) Wesdome's management's discussion and analysis of operating results and financial position for the interim period ended September 30, 2005;

(f) the Wesdome Proxy Circular (excluding the information under the heading "Statement of Corporate Governance Practices" other than the information under the heading "The Compensation Committee" therein);

(g) the material change report of Wesdome dated August 18, 2005 relating to the completion of the private placement of units; and

(h) the material change report of Wesdome dated December 16, 2005 relating to execution of the Merger Agreement.

All documents of the type referred to above (excluding confidential material change reports) filed by Wesdome with any securities commission or similar regulatory authority in Canada after the date of this Circular and prior to the Wesdome Meeting or the termination of the Merger Agreement will be deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary-Treasurer of Wesdome, 8 King Street East, Suite 1305, Toronto, Ontario M5C 1B5 (tel: 416.360.3743). These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com, together with additional information relating to Wesdome. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary-Treasurer of Wesdome at the above-mentioned address and phone number.

Business

Wesdome is involved in exploration and development of mining properties. Wesdome currently has no mines in production and therefore, no revenue. The primary assets of Wesdome are the Wesdome Properties (as described below). The Wesdome Properties are located near Val-d'Or, Québec and are prospective primarily for gold. The Val-d'Or area is located 600 kilometres northeast of Toronto and 600 kilometres northwest of Montreal. It is a gold mining town of 35,000 residents and a centre for mining service industries. The Wesdome Properties lie under and along the shorelines of Lac de Montigny, a shallow, circular, 5 kilometres diameter lake. All of the Wesdome Properties are contiguous with the exception of McKenzie Break, which is located 30 kilometres to the north. Wesdome's operations are speculative due to the high-risk nature of the business.

Wesdome holds, either directly or indirectly through Wesdome Resources Inc., its wholly-owned subsidiary, interests in the following properties, details of which are included in the Wesdome AIF:

Property	Township or concession	Number of claims or lots	Interest
Wesdome (1)	Vassan and Dubuisson	51 claims	100%
Lamothe (1)(2)	Vassan	11 claims	100%
Lamothe-Extension (2)	Vassan	3 claims	100%
Yankee Clipper (3)	Vassan	10 claims	100%
Callahan (4)	Vassan	3 claims	100%
Siscoe (5)	Vassan and Dubuisson	2 mining concessions	100%
Siscoe-Extension (6)	Vassan and Dubuisson	13 claims	75%

Property	Township or concession	Number of claims or lots	Interest
Shawkey (7)	Dubuisson	4 mining concessions	100%
Shawkey South (7)	Dubuisson	3 claims	100%
McKenzie Break (8)	Fiedmont and Courville	10 claims	100%
Kiena	Dubuisson	1 mining concession, 165 claims	100%

(1). See "Wesdome Property" in the Wesdome AIF. The claims are subject to a 1% net smelter return royalty.
(2) See "Lamothe and Lamothe-Extension Properties" in the Wesdome AIF.
(3) See "Yankee Clipper Property" in the Wesdome AIF. Eight of the 10 claims are subject to a 2% net profit royalty.
(4) See "Callahan Property" in the Wesdome AIF. The claims are subject to a 1% net smelter return royalty.
(5) See "Siscoe and Siscoe-Extension Properties" in the Wesdome AIF. The mining concessions are subject to a 3% net smelter return royalty in favour of Mines Dynacor Inc., of which 1% may be purchased for an amount of $500,000. In addition, Mines Dynacor Inc. has undertaken to take charge of an additional 0.5% net smelter return royalty in favour of Resources Minérales De Montigny Inc., redeemable for an amount of $500,000.
(6) See "Siscoe and Siscoe-Extension Properties" in the Wesdome AIF. The claims are subject to a 3% net smelter return royalty.
(7) See "Shawkey Property" in the Wesdome AIF. The Shawkey property has no underlying royalties. The Shawkey South property is subject to a 1% net smelter royalty.
(8) See "McKenzie Break Property" in the Wesdome AIF. The property is subject to a 1.75% net smelter return royalty. Wesdome has made advance royalty payments of $30,000 per year since 1996. The advanced royalty payments are deducted from the royalty owed after production commences.

For additional information regarding the Wesdome Properties, see "Description of Properties" in the Wesdome AIF and the section hereof entitled "Summary of Wesdome Technical Report".

Share Capital

The authorized capital of Wesdome consists of an unlimited number of Wesdome Shares of which 46,455,982 Wesdome Shares were issued and outstanding as at December 28, 2005. Each of the Wesdome Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of Wesdome to a pro rata share of the property and assets of Wesdome distributable to the holders of the Wesdome Shares.

Principal Holders of Wesdome Shares

To the knowledge of the directors and senior officers of Wesdome, as at December 28, 2005, the only person, firm or corporation which beneficially owns or exercises control or direction over securities of Wesdome carrying more than 10% of the voting rights attached to any class of outstanding securities of the Corporation is WQM, which holds 19,522,422 Wesdome Shares or 42.0% of the issued and outstanding Wesdome Shares as at such date.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Wesdome as at September 30, 2005. The table should be read in conjunction with the unaudited interim consolidated financial statements of Wesdome for the nine month period ended September 30, 2005, including the notes thereto and management's discussion and analysis of results of operations and financial condition incorporated by reference in this Circular.

	As at September 30, 2005 ($) (unaudited)
Liabilities	6,303,769
Share capital	42,383,309
Common shares	46,055,982 shares

Contributed surplus	754,627
Retained earnings (Deficit)	(2,314,055)

Executive Compensation and Stock Options Outstanding

For information regarding the compensation paid to Wesdome's executive officers and directors and the Wesdome Stock Option Plan, see "Management Compensation" in the Wesdome Proxy Circular.

Wesdome has in effect the Wesdome Stock Option Plan in order to provide effective incentives to directors, officers, senior management personnel and employees of Wesdome and to enable Wesdome to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for Wesdome Shareholders. Wesdome has no equity compensation plans other than the Wesdome Stock Option Plan. The table below sets out particulars of Wesdome Options as at December 28, 2005:

Plan Category	Number of Wesdome Shares to be issued upon exercise of outstanding Wesdome Options (a)	Weighted-average exercise price of outstanding Wesdome Options (b)	Number of Wesdome Shares remaining available for future issuance under the Wesdome Stock Option Plan (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,430,000	$1.40	2,570,000
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	1,430,000		2,570,000

Price Range and Trading Information of Wesdome Shares

The Wesdome Shares are traded on the TSX-V under the symbol "WDG". The following table sets forth, for the calendar periods indicated, the high and low closing sale prices and trading volume for Wesdome Shares as reported on the TSX-V:

	Wesdome Shares		
Period	**High ($)**	**Low ($)**	**Volume**
2004			
December	1.99	1.30	752,500
2005			
January	2.00	1.55	169,125
February	1.67	1.40	195,983
March	1.68	1.20	1,751,839
April	1.60	1.25	105,630
May	1.65	1.07	35,500
June	1.69	1.25	217,340
July	1.70	1.25	249,405
August	1.67	1.40	132,113
September	1.79	1.41	283,213
October	1.69	1.40	563.960

November	1.70	1.51	109,690
December (to December 28)	1.74	1.40	100,699

Selected Historical Consolidated Financial Data of Wesdome

The following selected consolidated financial data is derived from the audited consolidated financial statements of Wesdome for the previous five fiscal years ended December 31, 2004 and the unaudited interim consolidated financial statements of Wesdome for the nine month period ended September 30, 2005. Reference should be made to these financial statements, including the notes thereto, as well as management's discussion and analysis of results of operations and financial condition.

	For the nine months ended September 30,	***For the years ended December 31,***				
	2005	**2004**	**2003**	**2002**	**2001**	**2000**
	($)			($)		
	(unaudited)			(audited)		
Revenue	61,593	91,785	470	634	4,579	60,264
Net loss	(823,680)	(771,851)	(115,331)	(99,169)	(90,604)	(116,676)
Basic loss per Wesdome Common Share	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Diluted loss per Wesdome Common Share	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Dividends Paid per Wesdome Share	nil	nil	nil	nil	nil	nil
Total Assets	47,127,650	43,378,788	31,495,965	12,303,725	12,229,362	12,319,257
Long-Term Debt	3,567,500	2,098,000	-	-	-	-

SUMMARY OF WESDOME TECHNICAL REPORT

Wesdome's principal properties consist of the Kiena Mine property, the Shawkey (No. 22 Structure) property and the Wesdome ("A" Zone) property (sometimes collectively referred to herein as the "Wesdome Properties").

The information in this section regarding the Wesdome Properties is summarized or extracted from the "NI 43-101 Technical Report of the Wesdome Properties Kiena Mine, Shawkey No. 22 Structure and Wesdome "A" Zone", dated April 15, 2005 as amended November 28, 2005 (the "Wesdome Technical Report"), prepared by Alain Jean Beauregard, President of Geologica Groupe-Conseil Inc. ("Geologica") and Daniel Gaudreault, Geological Engineer with Geologica, each of whom is a "Qualified Person" in accordance with National Instrument 43-101 ("NI 43-101").

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Wesdome Technical Report which is available for review on SEDAR located at www.sedar.com.

Introduction

Wesdome retained Geologica to carry out an independent technical review of the Wesdome Properties. In particular, Geologica reviewed and audited the mineral resource estimates for the VC, North, 388 and Martin Zones of the Kiena Mine property, the 22 Zone at the Shawkey property and the "A" Zone of the Wesdome property as prepared by previous and current operators, and in collaboration with Wesdome. A work plan and budget covering further work on the properties was also recommended.

Property Description and Location

The Wesdome Properties are located 10 kilometres west of Val-d'Or in Dubuisson Township, Northwestern Quebec.

The Kiena Mine property consists of one large mining concession totaling 184.3 hectares and 165 mining claims totaling 3,008.6 hectares, which surround the mining concession and are owned (100%) by Wesdome, except for three mining claims owned 50% by Wesdome and 50% by Mines Dynacor Inc. Wesdome purchased the Kiena Mine property from McWatters Mining Inc. ("McWatters") by paying to McWatters a total of $3,000,000. The acquisition included mining concession and claims comprising the Kiena Mine property together with the Kiena mill and related equipment. The Shawkey property consists of 21 mining claims totaling 394.7 hectares and is currently owned by Wesdome. The Wesdome property consists of 51 contiguous claims, totaling 810.8 hectares, located in Vassan and Dubuisson Townships currently owned (100%) by Wesdome.

Accessibility, Climate, Infrastructure and Physiography

The Wesdome Properties are readily accessible by road from Val-d'Or using Highway 117, which runs immediately south of the properties. An all season gravel road crosses the central part of the Kiena Mine complex to the minesite.

Val-d'Or and surrounding region were founded and established with the development of the local mining industry. There are various resources and infrastructures available to facilitate the continued development and expansion of mine operations.

The Val-d'Or region is typical shield-type terrain that is characteristically very flat with local low knolls and hummocks. Topographic elevation at Val-d'Or is 300 metres above sea level. Large areas are dominated by swamp, numerous small shallow lakes and ponds. Lac De Montigny covers approximately 55% of the surface area of the Wesdome Property. These areas are forested with spruce and low bush vegetation.

Seasonally, the summers are hot and the winters are cold. Normally the changing weather conditions, colder weather and limited snowfall are not severe problems for mine operations.

History

Kiena Mine

The first discovery of native gold-bearing quartz veins in the Lac De Montigny area was made during the period from 1911 to 1914 on Parker Island on which the present Kiena Mine site has been constructed. Exploration during the period from 1922 to 1927 uncovered the Wisik vein on an island to the east of Parker Island. Activities heightened in the area with the commencement of mine operations at Siscoe, Sullivan and Shawkey Mines during the period from 1929 to 1936. Kiena Gold Mines Limited was established in 1936 under Ventures Limited Management, and a shaft with four levels for exploration was developed on Parker Island. The Parker vein system had limited extensions, however the underground exploration was successful in identifying the North and VC Zones prior to shut-down of the program in 1940 due to wartime issues.

The main S-50 Zone was discovered in 1961. At this stage, Falconbridge Copper Ltd. had assumed management of this project, and exploration had outlined a reserve of 4.5 million tonnes averaging 6.34 g/t Au for the S-50 Zone. Shaft No. 1 was collared in 1963 to advance the project, but with gold price at US$35.00 per ounce in 1965, the property was not developed. Falconbridge re-evaluated the project in 1979 and successfully commenced mine production in October 1981. Ore was initially transported to the Lamaque Mill for three years until Kiena Mine constructed their own mill in September 1984. Most of this zone has been mined out.

Falconbridge sold their Kiena Mine interest to Campbell Red Lake Mines in January 1986. Subsequently, with the merger of Placer Development Limited, Dome Mines Limited and Campbell Red Lake Mines; Placer Dome Inc. assumed operatorship of Kiena Mine from 1987 to 1994. From 1994 to 1997, Placer Dome Canada Ltd. assumed operatorship of Kiena Mine. Les Mines McWatters Inc. purchased Kiena Mine from Placer Dome Canada Ltd. to become the operator of the mine on September 12, 1997.

The Kiena Mine's production rate was 2,000 tons per day to date, total mine production is 10.7 Mtons at 4.77 g/t Au for a total of 1.56 million ounces of gold (1981-2002).

Shawkey Property

Early exploration work on the Shawkey property dates back to the early 1910's with the discovery of gold mineralization by prospector Fred Lapalme in 1911 in the vicinity of Vein No. 1 in the central part of the property. A shaft was sunk (Shaft No. 1) and Martin Gold Mining Company Ltd., between 1932 and 1945, developed three levels on Vein No. 1. Shawkey Gold Mines Ltd. was created and work was completed on Shaft No. 1 to the fifth level. In February 1936, production began and a total of 139,050 tons were extracted at an average grade of 6.17 g/t Au before work was stopped in August of 1938. Between 1945 and 1989, a second shaft was sunk on the No. 10 Zone approximately 750 metres south of the original underground workings. Four levels were developed. A bulk sample of 51.3 tons was sent to the Ministry pilot plant and an average of 7.89 g/t Au was obtained from 53 samples. Another bulk sample of 1,039 tons was sent to the Malartic Goldfield mill, where an average grade of 1.81 g/t Au was obtained. Surface drilling outlined narrow auriferous veins in the "West" Zone. In 1979, Les Mines Sigma Ltée. started work to acquire a 65% interest in the property from Valmag Inc. Magnetic surveys (69 kilometres) and diamond drilling (21,521 metres) were completed in the "22" structure. Recently, in mid-March 2002 and March 2003, Western Quebec Mines Inc., launched a drill program of eleven (11) holes totalling 1,248 meters and ten (10) holes totalling 1,657 meters, respectfully, on the "22" structure in order to evaluate the possibility of finding gold bearing veins in tension fractures at an angle to the contacts of the SE-NW trending host Quartz-Feldspar Porphyry (QFP) a sill-like body carrying gold bearing veins and veinlets containing erratic gold values.

Wesdome Property

The first exploration work on the Wesdome property dates back to the 1930's. Several mineralized zones were encountered in drill holes (450 Diamond Drill Holes). These are fractures or shear zones (defined as alteration zones) a few metres thick, with a variable quantity of quartz veins containing pyrite and gold. Depending on the location, the fractures or shear zones contain either one quartz vein alone, parallel veins, up to a few metres in thickness, or a group of small quartz veins and veinlets. In 1999, WQM estimated inferred resources 452,400 tonnes @ 5.10 g/t Au and indicated resourced of 145,500 tonnes @ 5.36 g/t Au with a cut-off of 3.5 g/t Au. The authors of the Wesdome Technical Report have verified the methodology of this resource calculation, and confirmed that it conforms to the criteria of NI 43-101. The authors of the Wesdome Technical Report have estimated additional inferred resources by taking into account the continuity of the structure for the zone "A" at 162,664 tonnes @ 5.35 g/t Au (cut-off at 3.5 g/t Au), using the same methodology as WQM. According to the authors, total inferred resources for the zone "A" are estimated at 615,064 tonnes @ 5.17 g/t Au and total indicated resources at 145,500 tonnes @ 5.36 g/t Au with a cut-off grade set at 3.5 g/t Au. In the past, mineralization was estimated by previous operators at 2.7 million tonnes at 4.6 g/t gold for several mineralized zones (A, B, C, D, E and E3), but this did not consist of resources determined in accordance with NI 43-101.

Geology

The Wesdome Properties are in the southeastern area of the Abitibi greenstone belt in the Superior Province of the Canadian Shield. They are hosted within northeast dipping and overturned sequence of mafic and ultramafic rocks of the Malartic Group in the Val-d'Or-Malartic area. The volcanic assemblage is intruded by dioritic granodioritic and younger feldspar porphyry dykes. The main style of mineralization for the deposits are related with carbonate-quartz sulphide stockworks, veins, breccia-filling and disseminated sulphides with associated carbonatization and albitization in diorite and surrounding volcanic rocks.

The Kiena Mine was developed on the main S-50 Zone that has been the cornerstone of the mine. Other satellitic deposits in and around the S-50 Zone have provided supplementary production and resources.

The regional geology of the Val-d'Or – Malartic area predominantly consists of a supracrustal assemblage of ultramafic to felsic volcanic rocks and narrow belts of clastic sedimentary rocks. Plutonic rocks dominantly diorite to tonalite composition intrude these belts. The regional easterly-trending Cadillac Break separates the above assemblage of rocks from younger sedimentary rocks of the Pontiac Group to the south.

Many of the gold deposits in the Val-d'Or and Malartic district occur within a 15 kilometres wide corridor along the north side of the Cadillac Break. Two main styles of gold deposits are recognized in the area. The more abundant structurally controlled gold quartz-vein type deposits are more closely associated with localized smaller scale shear zone systems that are subsidiary and proximal to the main Cadillac Break. These quartz vein gold deposits are dominantly hosted by mafic volcanic rocks, of the Malartic Group and they commonly show a marked spatial association with felsic intrusions that are typically felsic porphyritic plugs, sills and dykes. There are also a number of quartz vein gold deposits that are developed within intrusive rocks such as the Bourlamaque batholith. The "A" Zone or vein of the Wesdome property corresponds to this type of mineralization. The second type are the disseminated deposits in which mineralized zones of disseminated sulphide occur in massive, fractured and brecciated wallrocks commonly with small quartz veinlets in the form of a stockwork. The Kiena and the Shawkey deposits would classify with this second type of deposits.

Deposit Geology

The Kiena Mine was developed on the major S-50 Zone, which to the end of 1999 had produced 8.7 million tonnes averaging 5.04 g/t Au. This represents 98.9% of the total production from the mine. The S-50 Zone at the surface is 200 metres east of Parker Island on Lac De Montigny and occurs as an irregular-shaped body roughly in a north-south trending corridor of structurally deformed and hydrothermally altered komatiitic basalt. The deposit extends over a maximum strike length of 500 metres on level 33. In cross section, the deposit dips 30 to 40° W, steepens rapidly and then rolls to a 50 to 60° easterly dip. The configuration of the deposit and the mineralogical characteristics change with depth. There are a number of satellite deposits and by comparison, these are significantly smaller than the S-50 Zone. These include the North, VC and Hanging Wall Zones as well as the recently discovered North-east Zone and several earlier explored deposits such as the South, Northwest, 388, Wisik and Martin Zones. Geological studies to date have been concentrated on the main S-50 ore deposit, but they have also recognized that the mineralization for many of the satellitic deposits are quite similar to the S-50 Zone characteristics.

The Main S-50 ore deposit and several smaller satellitic deposits North, 388 and Martin Zones occur as unique style of mineralization where the gold is intimately associated with carbonate, quartz, pyrite and minor pyrrhotite and chalcopyrite. These occur as veins and veinlets in the form of sheeted veins and stockworks, breccia filling and disseminations in carbonatized and albitized diorite dykes and mafic volcanic rocks. Veins and veinlets in the S-50 Zone are primarily calcite and other carbonates with minor quartz whereas most other deposits have quartz veins and veinlets with minor carbonate. On the Kiena property, most mineralized zones are hosted within and near the upper contact of the komatiitic basalt with the older komatiitic units. In and around the main deposit, the komatiitic basalt on a more finite scale has been deformed and hydrothermally altered to locally be defined as brecciated basalt, massive to pillowed basaltic flow and a light greyish-green carbonate talc-chlorite schist. Gold mineralization is mainly developed in the basaltic rocks in association with sodium-rich diorite dyke intrusion; the schistose unit is weakly mineralized and commonly forms the uneconomic boundary around the ore deposit.

Two other zones (P and R Zones) were identified as satellite mineralized lenses, sub-parallel to the main S-50 zone in the hanging wall (northern part of S-50 zone). The P Zone is located between 10 and 30 metres from S-50 zone in the hanging wall and R Zone located between 120 and 150 metres in the hanging wall too. The zones are lenticular and squeezed, similar to the S-50 Zone and they are traceable from the surface pillar (120 metres below surface) to below level 48 (480 metres below surface). The P Zone is most often associated with brecciated, albitized basalt, which is a maximum of several metres thick and flows a komatiite-basalt contact, though it can be situated in both the basalt and the talc-chlorite schist of the komatiites. The zone is often brecciated and/or schistose and alteration is albite and/or silica. Mineralization is predominantly pyrite, up to 15% but average 3-4%. Quartz veins and quartz-carbonate veins are very common and a mineralized, albitized dyke often occurs within the mineralized diorite envelope. The R Zone consists of quartz-carbonate-chlorite vein stockwork with occasional tourmaline often present. Mineralization includes pyrite, chalcopyrite, pyrrhotite, galena, honey-colored sphalerite and visible gold, most often associated with quartz. A mineralized, altered diorite dyke is often contained within the R Zone.

On the Shawkey property, the No. 22 structure was initially intersected in hole 141-2 in 1980. The structure consists of quartz-tourmaline veinlets in poorly pyritized porphyry dyke, which is emplaced in a sheared komatiitic unit of NW-SE trend and vertical dip. The "22 Deformation Zone" may correspond with the U-1778 target on the Kiena property. In some areas, two narrow dykes separated by a few metres of host komatiite comprise the structure. Most of the quartz-chlorite-carbonate-tourmaline veins and veinlets intersected carried pyrite often in related narrow bleached zones and several returned gold values over narrow intervals. In 1991, Placer Dome Inc. calculated a mineral inventory of 883,132 tons at 4.04 g/t Au over 5.24 metres (J. Lebel and J. Lafleur, 1991 internal report). This data is historical in nature and were compiled before the implementation of NI 43-101 reporting standards. It is presented for historical purposes only. This classification is not in compliance with the current definitions as stated by the CIM.

The "A" Zone of the Wesdome property is hosted within the NE part of the Snowshoe Stock. The "A" Zone and other mineralized areas (Zones B, C, D, E and F) are found at locations where dykes are particularly numerous, which suggests a relation of cause and effect between intrusives and mineralization. The mineralized zones are hosted within fractures and/or shear zones a few metres thick, with a variable quantity of quartz veins containing pyrite and gold. The "A" Zone has been traced over a length of 900 metres and a depth of 530 metres with an average width of 3.2 metres. Depending on the location, the fractures or shear zones contain either one quartz vein alone, parallel veins, ranging from a few centimetres to a few metres in thickness, or a group of small quartz veins and veinlets. The veins transcut the basaltic rocks and felsic dykes, trend N120° and dip to the SW towards the Snowshoe Stock.

The veins are mostly composed of quartz with some carbonate. Tourmaline is frequently observed, but remains secondary. Albite, chlorite, muscovite and rutile, which are rare in the middle of the major veins, are frequent in proximity to the walls and inside the veinlets. Certain veinlets are essentially composed of albite. Pyrite is the main sulphide and is present in the auriferous veins. It is generally more abundant in the walls (1-10%) than in the veins (0.5 to 5%). Traces of chalcopyrite are found while sphalerite and hematite are rare. Tellurides are often associated with gold. Gold can be found in fine inclusions (3 to 20 micrometers) within pyrite, or in fine grains at the margins of chalcopyrite or galena, and also as isolated grains within the gangue. The "A" Zone and other veins of the Wesdome property are distinguished from the different vein-type of the Val-d'Or area by a clearly higher content in galena and molybdenite. This zone has inferred mineral resources of 452,400 tonnes at 5.10 g/t Au and total indicated resources of 145,500 tonnes at 5.36 g/t Au using a cut-off grade of 3.5 g/t Au and these resources are NI 43-101 compliant.

Exploration

On the Kiena Mine property, between August 2000 and July 2003, Les Mines McWatters completed resources estimations of zones S-50, P and R having for objective the discovery potential of new mineralized zones. Measured and indicated historical resources were established at 3,010,251 tons grading 4.25 g/t Au.

These resource blocks are now being re-evaluated by Wesdome. Since the acquisition by Wesdome until March 15th, 2005, 61 diamond drill holes were completed for a total of 13,602.5 metres (8,428.3 metres to explore news zones and 5,174.2 metres to explore the VC Zones). Moreover, 1,338.8 metres of drift, 43 metres of raises, 15 metres of sub-levels, rehabilitation at the level 33 of 490 metres of tunnel with extension of 605 metres were completed by Wesdome.

Wesdome has not conducted any diamond drilling activities on the Shawkey property recently. However, eleven diamond drill holes totalling 1,248 metres were completed in mid-March 2002 and ten holes totalling 1,657 metres in March 2003 by WQM.

Wesdome has not conducted any diamond drilling activities on the Wesdome property recently.

Wesdome's 2003-2004 and 2005 program consisted of underground maintenance, development and diamond drilling at the Kiena Mine only. No additional exploration efforts were recently realized on the Shawkey and Wesdome properties since 2003.

Sampling and Analysis

Sample Preparation

During the previous and recent drill programs, the drill core was partially cut with a splitter along its longitudinal axis and sampled every 0.3, 0.5 and/or 1.5 metres following the typology of the mineralization. Thereafter the following steps were taken:

1. the core boxes were unloaded, washed and tagged;

2. the core was measured and logged by the geologist of the company;

3. A half of the core was sampled, placed in a tagged bag for assay lab. The other half was replaced in the box with a corresponding tag, which was placed at the beginning of the splitted core;

4. The metallic pan, the splitter were washed and cleaned after each sample was taken;

5. Each sample bag was then sealed and attached; and

6. The samples were placed in larger shipping bags and delivered by the company personnel to the laboratory for the analysis.

On the Kiena Mine, samples were divided into PT and RT types for processing at the laboratory. PT refers to total pulverisation or more universally to the metallic screening assaying procedure, which is used for samples containing coarse-gold. RT refers to routine assaying procedures, which are used for presumed low-grade gold samples or those without visible gold mineralization.

Geologica concluded that the sampling approach and assay procedure used appear to conform with mining standards.

Diamond Drill Samples

RT samples: Procedures for routine fire assaying are to initially crush the entire sample to – 10 mesh, then a 300 g sub-sample is split and pulverized to 95 % - 150 mesh, and a 30 g sub-sample is fire assayed using standard industry procedures, with the gold content determined by atomic absorption spectrometry.

PT samples: Sample is initially crushed to – 10 mesh, and a 250 g sub-sample is riffle split from the crushed material for a standard fire assay as a first step. Then a 1.5 kg sub-sample from the reject material is split and pulverized, screened to ± 150 mesh to follow standard metallics assaying procedures. There is normally sufficient material remaining for further check assay work. To ensure no cross-contamination between samples, the crushing of each total pulverization sample is followed by processing a barren granite cobble.

For the security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time samples, were being packed for shipment. Each batch of PT samples shipped to the laboratory for metallics assaying consisted of 6 samples plus the addition of one standard and one blank. Every third batch contained a duplicate sample as one of the 6, which was prepared by the laboratory. Each batch of RT samples consisted of 17 samples plus the addition of 1 standard and 1 blank. A duplicate, prepared by the laboratory, was included in every batch of RT samples.

The material used for standards comprised certified reference material purchased from commercial facilities specializing in their manufacture (RockLab and CND "Analytical Solution Limited"). All material used for blank samples comprised barren mafic volcanic rock, granite or quartzite. Laboratories also added their own quality control standards. In the case of any doubt regarding the validity of a sample, the entire batch was re-assayed.

The sampling completed by Wesdome was analyzed by Bourlamaque Assay Laboratories Ltd. in Val-d'Or. The check sampling for the actual audit by Geologica was analyzed by ALS Chemex in Val-d'Or with the same approach.

Ore Material to the Mill

Ore from underground is crushed to 10 centimetres or less and skipped to the surface where it is transported directly to the crushing circuit. The circuit is composed of a primary sag mill and a secondary closed circuit ball mill. Calcium cyanide used to dissolve the gold is added to the pulp, which is then processed in two stages of cyclones with the goal of obtaining the desired grain size distribution for the leaching thickener.

The pulp decantation takes place in a 3.6 m x 20 m thickener. A flocculent is used to accelerate the sedimentation. The thickener overflow is pumped into three carbon columns 1.1 m diameter x 3.6 m high each containing 0.7 tonnes of carbon.

The pulp itself passes through a series of three leaching reservoirs 10 m x 10.6 m, each giving a retention time of 40 hours necessary for full gold dissolution before reaching by gravity, the five carbon-in-pulp (C.I.P.) reservoirs.

In the final stage, the carbon from the columns and the C.I.P. is transferred to the desorption reservoir to extract the collected gold. Subsequently, the gold extracted from the carbon at the desorption stage is pumped through two electro winning cells set in parallel. The cathodes are removed on a daily basis. They are dried, a flux is added, and they are melted into gold bullion in the induction furnace.

Data Corroboration

For all the mineralized zones that were check sampled (235 samples) and then audited by Geologica on the Wesdome Properties (Kiena Mine, Shawkey and Wesdome "A" Zone) the measured correlation coefficient varied between 41% and 100%. Zone VC-1 gave the lowest coefficient most probably caused by the presence of coarse and visible gold specks. This is often seen at Kiena and sample representativity problems are partly resolved by using Metallic Screen Analysis (total pulverization). This situation is common in the Val-d'Or area and in several other mining districts of the Abitibi Greenstone Belt such as Timmins, Kirkland Lake, Shebandowan, Hemlo and particularly along the Cadillac Tectonic Zone an important gold metallotect.

Mineral Resource Estimates

Geologica's assignment included reviews and audits of historical and recent mineral resources for the VC, North, 388, Martin, "22 Structure" and "A" Zones. The resource estimates, regardless of who completed them, were done in the same general manner using the same basic parameters. Geologica understands that geological interpretation was done both on cross section and longitudinal section, but the resource estimates were completed on longitudinal sections using the polygonal method. In the case of Kiena the zones (VC, North, 388 and Martin) were estimated using the Datamine Software Package.

At the Kiena Mine, all resource estimates and audits, whether completed by Placer Dome, McWatters or Wesdome used a specific gravity of 2.8 to calculate the tonnage of the block model and Geologica agrees that this is a reasonable figure for this type of estimate. Estimates by Placer Dome, McWatters and Wesdome used an upper cut-off grade of 26 g/t Au and lower 1.9 g/t Au for resources for VC, North, 388 and Martin Zones at Kiena. For the "A" Zone at the Wesdome property, used a density or specific gravity of 2.7 t/m^3, a lower cut-off grade of 3.5 g/t Au, minimum horizontal width of 1.5 metres and the high value were capped at 34 g/t Au. Wesdome used the conventional polygonal method for their estimation of resources after performing geological interpretation from drill hole intersections. Geologica concluded that the manner, in which resources were estimated appears to follow appropriate standards and conservative procedures that were sound, correctly applied and gave acceptable results.

Geologica's audit included:

1. The independent sampling and assaying of several intercepts from old drill core on which Wesdome estimates were based;

2. General review of the estimation parameters and methods of interpretation of mineralization;

3. Random checks of assays on the cross sections compared to assays reported in the drillhole logs. No checks could be made on some certificates of analysis because they were not available and likely no longer exist (i.e. Shawkey No. 22 Structure);

4. Check calculations on grade composites to confirm that they were averaged correctly;

5. Checks to ensure that capping of individual assays was done as specified; and

6. Check calculations on areas of polygons.

Geologica's audit found reasonable agreement with Wesdome's results and Geologica concluded that Wesdome's estimates were completed in an acceptable manner. Geologica's audit validated Wesdome's mineral resource estimates for the VC-1, VC-2, VC-3, North, 388 and Martin Zones at Kiena Mine, the No. 22 Structure zone of the Shawkey property and the "A" Zone of the Wesdome property. The resources were classified using criteria specified in NI 43-101 and CIM Standards.

Methodology

1. Each hole is described with the PROLOG Software

2. Data from PROLOG is transferred in DATAMINE Software

3. Generate DDH sections with 15 metres spacing with the DDH date

4. Interpretation of each section with mineralized zones and geological contacts

5. Define and close the envelope of each mineralized zone on each section

6. Generate a block model with an influence area of 5m x 5m around the DDH intersection and by other small block to complete the area defined by the defined mineralized envelope on each sections

7. Define a grade legend, to assign a color at each block and to classify these blocks in categories of reserves and/or resources.

Parameters

1.	Recuperation of 95.5%	
2.	Cut-off grade for reserves:	2.5 g/t Au in long hole working place
		3.0 g/t Au in cut and fill
		2.5 g/t Au in the North Zone
3.	Cut-off for resources:	1.9 g/t Au (75% of cut-off for reserves)
4.	Density:	2.8 t/m³
5.	Dilution:	85-95% for tonnage in-situ and 10-15% for tonnage at 0 g/t Au
6.	Cut-off grade:	34.38 g/t Au for the North Zone
		30 g/t Au for VC Zones
		34.28 g/t for the 388 Zone
		34.28 g/t for the Martin Zone

The volume, grade and results obtained by Geologica on the VC Zone during this audit corroborated at 95% the results presented on the table of resource calculations completed by Western Quebec in 2003. Geologica considers this result as very reasonable and confirms that it is compliant with National Instrument 43-101. The methodology used by Western Quebec for Wesdome was the one proposed by the CIM Standards ("The Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines of May 30, 2003").

Mineral resources have no demonstrated economic viability.

Kiena Mineral Resource Estimate

On the Kiena Mine property, between August 2000 and July 2003, Les Mines McWatters completed resources estimations of zones S-50, P and R having for objective the discovery potential of new mineralized zones. Measured and indicated resources were established at 3,010,000 tons grading 4.25 /t Au as set out in the chart below at an assumed gold price of $350US/ounce. These estimates were calculated using the block method and a Classification Schedule in accordance with NI 43-101.

Les Mines McWatters Inc. (July 2003)

	Tonnage (metric ton)	**Grade (g/t Au)**	**Ounce of gold**
Measured Resource	1,035,000	4.13	137,432
Indicated Resource	1,975,000	4.31	273,679
TOTAL:	3,010,000	4.25	411,111

The authors have retained only the calculations for the North, VC, 388 and Martin Zones. Here below tables show resource estimates for these zones at an assumed gold price of $437US/ounce.

North zone

Wesdome Gold Mines Inc. (November 14, 2004)

	Tonnage (metric ton)	**Grade (g/t Au)**	**Ounce of gold**
Indicated Resource	269,776	4.23	36,689

VC zone

Wesdome Gold Mines Inc. (November 14, 2004)

	Tonnage (metric ton)	**Grade (g/t Au)**	**Ounce of gold**
Measured Resource	473,026	4.19	63,723
Indicated Resource	159,960	4.66	23,966

388 zone

Wesdome Gold Mines Inc. (November 14, 2004)

	Tonnage (metric ton)	**Grade (g/t Au)**	**Ounce of gold**
Measured Resource	100,997	5.67	18,412
Indicated Resource	129,203	6.31	26,212

Martin zone

Wesdome Gold Mines Inc. (November 14, 2004)

	Tonnage (metric ton)	Grade (g/t Au)	Ounce of gold
Indicated Resource	191,198	3.60	22,130

Shawkey

A mineral inventory was estimated on the "22" Structure by Placer Dome Inc. in March 1991 to be 883,132 tons at 4.04 g/t Au over a width of 5.24 metres and a density of 2,7 t/m3. The authors have verified the methodology of the resource's calculation and confirm that was not in compliance with NI 43-101 and CIM Standard. However, in the conclusion Geologica Groupe-Conseil Inc. and the budget of the Wesdome Technical Report, the authors recommend the completion of mine development and underground access at the Kiena Mine to verify the "22" Structure on the Shawkey property by conducting underground exploration and definition drilling. These works will facilitate the confirmation and extension of the mineralized zones.

Wesdome ("A" Zone)

In 1999, Wesdome estimated mineral resources (inferred and indicated) for the "A" Zone as set out in the chart below at an assumed gold price of $280US/ounce. Geologica verified the methodology of the resource calculation and confirmed that it is compliant with NI 43-101.

Wesdome Gold Mines Inc. (March 31, 1999)

	Cut-off 3.5 g/t Au			Cut-of 4.5 g/t Au		
	Tonnes	**Grade g/t Au**	**Ounce of gold**	**Tonnes**	**Grade g/t Au**	**Ounce of gold**
Indicated Resources	145,500	5.36	25,074	124,200	6.02	24,039
Inferred Resources	452,400	5.10	-	344,100	5.65	-

Note: [1] 100-metre crown pillars excluded; minimum width set at 1.5 m.

Geologica has estimated additional inferred resources by taking into account the continuity of the structure for the "A" Zone at 162 664 tonnes @ 5.35 g/t Au (cut-off at 3.5 g/t Au), following the methodology required and in accordance with NI 43-101. Geologica calculated total inferred resources of "A" Zone of Wesdome property to stand at 615 064 tonnes @ 5.17 g/t Au and total indicated resources at 145 500 tonnes @ 5.36 g/t Au with a cut-off grade set at 3.5 g/t Au at an assumed gold price of $408US/ounce

Geologica Groupe-Conseil Inc. (December 17, 2003)

Inferred Resources				
Zone	**Tonnes**	**Grade (g/t Au)**	**Cut-off**	**Ounce of gold**
"A" (Western Quebec)	452,4	5.10	3.5 g/t Au	-
"A" (Geologica)	162,664	5.35	3.5 g/tAu	-
TOTAL	615,064	5.17	3.5 G/T Au	
Indicated Resources				
"A" (Western Quebec)	145,5	5.36	3.5 g/t Au	25,074

Conclusions and Recommendations

Geologica considers that the Wesdome Properties (Kiena, Shawkey and Wesdome "A" Zone) have excellent potential for further discoveries of economic gold mineralization and that the fundamental control on mineralization is structural.

Details of the property-scale controls for the structures on the Kiena mine property were well documented by Suzanne Morasse, Ph.D. and Placer Dome's geological staff prior to 1997. Although all surface and underground drill hole information was incorporated into a comprehensive digital database (Prolog, Datamine, Gemcom, etc.) including surveys, skeleton geology of underground stopes and access drifts crosscuts and raises with assays should be compiled and digitized. Such a database will allow for the plotting of plans and sections and querying assay results.

Geologica believes that significant exploration potential exists near and around the S-50 zone and its satellite deposits developed within lithological and structurally controlled corridors favorable for mineralization. Lateral and depth extensions of already known mineralized zones (VC North, 388, Martin) with promising signatures. Drifting towards the Shawkey No. 22 structure and Wesdome's "A" Zone should permit access and reconnaissance of new mineralized host structures.

Geologica, in collaboration with Wesdome, has prepared and recommends a two-phase work and underground development plan and budget to advance the contiguous group of properties. A total exploration budget of $ 21.9 million is recommended as detailed below.

Phase IA: Surface Expenses	**$**
- Geology (Staff and Furniture)	420,000
- Engineering	328,000
- Capital Expenditures	2,725,500
- Environment	512,000
- Mechanic	300,000
- Mill (Operation and maintenance)	886,000
- Mill (Contractors)	763,000
- Surface work and maintenance (access, houses, etc.)	1,065,500
Sub Total Phase 1A:	**7,000,000**

Phase IB: Underground Exploration And Development Work (Drifts)	**$**
Underground mechanic (furniture and maintenance)	950,000
Special project (rail alignment level 33, blasting store, garage)	325,000
Electrical wiring and installation	105,000
I) VC-2. 3. 4 Zones (Level 52 to 33)	
Excavation and development (drift, access, production chimney, etc)	115,000
Diamond Drilling (BQ size): 5,000 metres at $100/metre*	500,000
2) North Zone (Drift 52-03) toward the "A" Zone (Wesdome)	
Excavation and development (drift, access, production chimney, etc)	100,000
3) Exploration drift - Martin Zone (Kiena)	
Excavation and development (exploration drift, etc)	230,000
Diamond Drilling (BQ size): 1,000 metres at $100/metre*	100,000

4) Exploration drift - 388 Zone

Excavation and development (exploration drift, etc)	200,000
Diamond Drilling (BQ size): 1,000 metres at $100/metre*	100,000

5) Development drift — VC-1 Zone

Excavation and development (drift, access, production chimney, etc)	215,000
Diamond Drilling (BQ size): 1,500 metres at $100/metre*	150,000

Sub Total Phase 1B:	**$3,090,000**
Sub total Phase I Program:	**$10,090,000**
Management, Logistics and Contingencies (≈15%)	$1,510,000
Management, Logistics and Contingencies (≈15%)	$1,510,000
Total Phase I Program:	**$11,600,000**

Phase II: Underground Exploration (Martin Zone) and Development Work - Raises (388. Vc-1. 2. 3 Et 4 Zones) (If Warranted Following Phase I)

	$
- Underground mechanic (furniture and maintenance)	1,000,000
- Special project (rail installation level 52, ventilation, garage)	1,300,000
- Electrical wiring and installation	150,000

1) VC-2. 3. 4 Zones (Level 52 to 331

- Excavation and development (raises, access, etc)	600,000
- Diamond Drilling (BC size): 6,000 metres at $100/metre[5]	600,000

2) Exploration drift - Martin Zone (Kiena)

- Excavation and development (exploration drift, etc)	500,000
- Diamond Drilling (BQ size): 2,500 metres at $1 00/metre*	250,000

3) North Zone (Drift 52-03) toward the "A" Zone (Wesdome)

- Excavation and development (drift, access, drill station, etc)	1,000,000
- Diamond Drilling (BC size): 2,500 metres at $1 00/metre*	250,000

4) Raises – 388 Zone

- Excavation and development (raises, etc)	1,000,000
- Diamond Drilling (BC size): 1,500 metres at $100/metre*	150,000

5) Development raise — VC-1 Zone

- Excavation and development (raises, access, etc.)	1,000,000

- Diamond Drilling (BC size): 1,500 metres at $100/metre*	150,000
6) Exploration drift — No. 22 Zone (Shawkey)	
- Excavation and development (exploration drift, etc)	800,000
- Diamond Drilling (BC size): 2,000 metres at $100/metre*	200,000
Sub Total Phase 2:	**$8,950,000**
Management, Logistics and Contingencies (≈15%)	$1,350,000
Sub Total Phase 2:	**$8,950,000**
Total Phase 2 Program:	**$10,300,000**
Total Phase 1 and 2:	**$21,900,000**

*All inclusive: mobilization, demobilization, water supplies and lines, logging, splitting, sampling and analysis

INFORMATION CONCERNING THE RIVER MEETING

Purpose of Meeting

At the River Meeting, the River Shareholders will be asked: (a) to consider and, if deemed appropriate, to pass, with or without variation, the River Merger Resolution as a special resolution, the full text of which is reproduced as Appendix "B"; (b) to consider and, if deemed appropriate, to pass, with or without variation, the River By-Law Resolution, the full text of which is reproduced at Appendix "C"; (c) to consider and, if deemed appropriate, to pass, with or without variation, the New Wesdome Stock Option Plan Resolution, the full text of which is reproduced as Appendix "E"; and (d) to transact such further or other business as may properly come before the River Meeting or any adjournment thereof. See "Additional Information Concerning New Wesdome – New Wesdome Stock Option Plan" for a description of the New Wesdome Stock Option Plan.

Date, Time and Place of Meeting

The River Meeting will be held on Friday, January 27, 2006 at 10:30 a.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2.

Record Date and Entitlement to Vote

The Record Date for the purpose of determining Registered Shareholders entitled to receive the Circular and vote at the Meetings is December 28, 2005. Accordingly, each Registered River Shareholder as at the Record Date is entitled to attend the River Meeting in person or by proxy and to cast one vote for each Pre-Consolidation River Share held by such shareholder on the Record Date.

Voting Securities and Principal Holders of Voting Securities

At the close of business on December 28, 2005, there were 46,469,767 Pre-Consolidation River Shares outstanding. Each Pre-Consolidation River Share has the right to one vote.

To the knowledge of the directors and senior officers of River, there were no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the Pre-Consolidation River Shares as at December 28, 2005 other than WQM which owns 14,807,269 Pre-Consolidation River Shares or 31.9% of the issued and outstanding River Shares as at such date.

Approval Requirements

The River Merger Resolution requires the affirmative vote of at least 66⅔% of the votes cast thereon by River Shareholders who vote in respect thereof, in person or by proxy, at the River Meeting, and by a simple majority of the votes cast by the River Minority Shareholders.

The River By-Law Resolution requires the affirmative vote of a simple majority of the votes cast thereon by River Shareholders who vote in respective thereof, in person or by proxy, at the River Meeting.

The New Wesdome Stock Option Plan Resolution requires the affirmative vote of a simple majority of the votes cast thereon by River Shareholders who vote in respect thereof, in person or by proxy, at the River Meeting, excluding votes cast by directors or senior officers of River and associates thereof.

For these purposes, any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

As at December 28, 2005, the directors and senior officers of Wesdome, River and, to the knowledge of the directors and officers of Wesdome and River after reasonable enquiry, their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 599,889 Pre-Consolidation River Shares (approximately 1.3% of all River Shares outstanding on that date).

As WQM owns 14,807,269 Pre-Consolidation River Shares as at December 28,. 2005, the River Minority Shareholders beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 15,407,158 Pre-Consolidation River Shares.

River Merger Resolution

The River Board has unanimously approved the Merger Agreement and the terms of the Merger, including the reservation for issuance and the issuance of River Shares upon the exchange of Wesdome Shares and the exercise of the outstanding Wesdome Warrants and Wesdome Options pursuant to the Merger Agreement and including the River Share Consolidation and the Name Change. The River Board unanimously recommends *that the River Shareholders vote FOR the River Merger Resolution* at the River Meeting.

In recommending that the River Shareholders vote in favour of the River Merger Resolution, the River Board considered the expected benefits and advantages of the Merger as described under the heading "The Merger – Reasons for and Benefits of the Merger" as well as the following factors:

(a) the Research Capital Fairness Opinion that, as of December 23, 2005, the Merger is fair, from a financial point of view, to the River Shareholders;

(b) under the terms of the Merger Agreement, the River Board is able to consider (in accordance with the provisions of the Merger Agreement) any unsolicited bona fide Acquisition Proposal and may, subject to compliance with the provisions of the Merger Agreement, approve or recommend to River Shareholders, or enter into an agreement in respect of, a Superior Proposal (see "Details of the Merger - The Merger Agreement – Non-Solicitation");

(c) the structure of the Merger as a "merger of equals"; and

(d) the Merger, including the River Share Consolidation and the Name Change, must be approved by at least 66⅔% of the votes cast by River Shareholders at the River Meeting, and by a simple majority of the votes cast by the River Minority Shareholders.

In reaching its determination, the River Board also considered and evaluated, among other things: (a) the recommendation of the River Committee; (b) the Research Capital Fairness Opinion; (c) information with respect to the financial condition, business, operations, properties and assets of each of Wesdome and River on both a historical and pro forma basis including mineral reserves, asset quality and cost structures of their respective mining operations; (d) historical information regarding the trading prices of the Pre-Consolidation River Shares and the Wesdome Shares; (e) the terms of the Merger Agreement and the other agreements contemplated thereby, including the structure of the Merger and the composition of the senior management and board of directors of New Wesdome; (f) the risks associated with the completion of the Merger; and (g) the results and scope of the due diligence review conducted by members of River's management with respect to Wesdome's business and operations.

The River Board also considered potential cost savings and operational efficiencies that may result from the Merger, which they considered significant. As the Merger would result in one public company, ongoing securities and exchange disclosure and compliance obligations would be significantly reduced. In addition, the Merger would eliminate the duplication that exists at the management level of the Companies.

This discussion of the information and factors considered and given weight by the River Board is not intended to be exhaustive, but is believed to include all material factors considered by the River Board. In reaching the determination to approve and recommend the River Merger Resolution, the River Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given different weights to any particular factor. The River Board realized that there are certain risks associated with the Merger including that some of the potential benefits set forth above may not be realized and also including the factors set forth in this Circular under "Risk Factors - Risk Factors Relating to the Merger". However, the River Board believes that the positive factors significantly outweigh any negative factors, although there can be no assurances in this regard.

River By-Law Resolution

At the River Meeting, River Shareholders will be asked to vote on an ordinary resolution confirming the new general by-law, the full text of which is set forth as Appendix "C" to this Circular. The new general by-law represents a revision, consolidation and replacement of the existing general by-law. To be effective, such resolution must be passed by a majority of the votes cast thereon by River Shareholders at the River Meeting and, if so approved, the new general by-law will be effective, whether or not the Merger is completed. The new general by-law is proposed for adoption to replace the existing general by-law to better reflect changes to the OBCA made effective during recent years.

The new general by-law was approved by the River Board on November 2, 2005. It is subject to confirmation by River Shareholders; otherwise, the general by-law of River will continue to be the general by-law of River or, if the Merger is completed, of New Wesdome.

The River Board unanimously recommends that River Shareholders vote FOR the River By-Law Resolution.

New Wesdome Stock Option Plan Resolution

At the River Meeting, shareholders of River will be asked to approve the River Stock Option Plan as the New Wesdome Stock Option Plan and to authorize an increase to 5,000,000 Post-Consolidation River Shares as the number of Post-Consolidation River Shares available for issuance under the New Wesdome Stock Option Plan. As described under "Additional Information Concerning New Wesdome - New Wesdome Stock Option Plan", immediately following the Merger, New Wesdome will not have enough Post-Consolidation River Shares available for issuance thereunder to assume all of the Wesdome Options as contemplated in the Merger Agreement and have an adequate number of Post-Consolidation River Shares available for future option grants.

As at the date hereof, the River Option Plan reserves for issuance thereunder 2,000,000 Pre-Consolidation River Shares (or 1,300,000 Post-Consolidation River Shares). As at the date hereof, there are 1,460,000 River Options outstanding which in the aggregate entitle holders thereof to acquire 1,460,000 Pre-Consolidation River Shares (or 949,000 Post-Consolidation River Shares). There are, however, 1,430,000 Wesdome Options outstanding, exercisable into 1,430,000 Post-Consolidation River Shares following the Merger. Therefore, upon completion of the Merger and including the Wesdome Options and the River Options, a minimum of 2,379,000 Post-Consolidation River Shares are required to be reserved for issuance under the New Wesdome Stock Option Plan. As a maximum of 2,000,000 Post-Consolidation River Shares can be made available for issuance pursuant to the River Option Plan, it is necessary to increase this number.

In order to assume all of the Wesdome Options and have an adequate number of Post-Consolidation River Shares available for future option grants, management of River is of the opinion that an increase to 5,000,000 Post-Consolidation River Shares is required, representing approximately 6.5% of the 76,661,330 Post-Consolidation River Shares which are expected to be issued and outstanding immediately after the completion of the Merger. The proposed increase is intended to address the longer term needs of New Wesdome for management compensation.

Shareholder approval of the New Wesdome Stock Option Plan Resolution is required in order to comply with the rules and policies of applicable securities regulatory authorities. In order to be approved, the New Wesdome Stock Option Plan Resolution must be passed by a majority of the votes cast thereon at the River Meeting by River Shareholders excluding votes cast by directors or senior officers of River, and associates thereof.

The River Board unanimously recommends that the River Shareholders vote FOR the New Wesdome Stock Option Plan Resolution.

See Appendix "E" for the text of the New Wesdome Stock Option Plan Resolution.

Interest of Management and Others in the Matters to be Acted Upon

River has no employment contracts in place. It is intended that New Wesdome's senior management will include Paul Cregheur, President (currently President of Wesdome) and Donald D. Orr, Secretary-Treasurer (currently Secretary-Treasurer of each of Wesdome and River). In addition, Murray H. Pollitt will be Chairman of New Wesdome. Additional members of senior management will be determined as deemed appropriate from time to time.

Except as disclosed above or elsewhere in this Circular, no director or senior officer of River, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the River Meeting other than through their ownership of River Shares.

Other Business

The management of River does not intend to present and does not have any reason to believe that others will present, at the River Meeting, any item of business other than those set forth in this Circular. If, however, any other business is properly presented at the River Meeting and may properly be considered, and acted upon, proxies will be voted by those named in the applicable voting instruction form or form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified herein.

INFORMATION RELATING TO RIVER

Documents Incorporated by Reference

The following documents of River, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this Circular:

(a) the River AIF;

(b) the audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' reports thereon;

(c) River's management's discussion and analysis of operating results and financial position as at and for the years ended December 31, 2004 and 2003;

(d) the unaudited interim consolidated financial statements of River as at and for the period ended September 30, 2005;

(e) River's management discussion and analysis of operating results and financial position for the interim period ended September 30, 2005;

(f) the River Proxy Circular (excluding the information under the heading "Statement of Corporate Governance Practices" therein);

(g) the material change report of River dated July 21, 2005 relating to the completion of a private placement of 3,500,000 units; and

(h) the material change report of River dated December 19, 2005 relating to the Merger.

All documents of the type referred to above (excluding confidential material change reports) filed by River with any securities commission or similar regulatory authority in Canada after the date of this Circular and prior to the River Meeting or the termination of the Merger Agreement will be deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary-Treasurer of River, 8 King Street East, Suite 1305, Toronto, Ontario M5C 1B5 (tel: 416.360.3743). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com, together with additional information relating to River. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary-Treasurer of River at the above-mentioned address and phone number.

Business

River is a fully integrated gold producer operating near Wawa, Ontario. The principal product of River is gold in the form of doré bars. The gold is further refined at the Royal Canadian Mint to produce gold that meets international delivery standards. The gold is refined under commercially competitive terms common to the industry. The primary assets of River are the River Properties (as described below).

Eagle River Property

The Eagle River property, which is located about 50 kilometres west of the town of Wawa, Ontario, consists of 324 mining claims totalling about 5,250 hectares of which 48 of the claims are covered by two 21 year renewable leases which expire in the year 2012. The ore from the Eagle River property is processed at the River Gold mill, which is located approximately 17 kilometres from the Eagle River property on the Magnacon property described below. The leases are issued by the Government of Ontario. Renewal of leases is only permitted if, among other things, actual production has occurred during the term of the lease continuously for at least one year or a reasonable effort has been made to bring the property into production. Certain of the claims are subject to a 2% net smelter return royalty in favour of the original holders of such claims.

For additional information regarding the Eagle River property, see "3.2 The Eagle River Property" in the River AIF and the section hereof entitled "Summary of River Technical Report".

Mishi and Magnacon Properties

The Mishi and Magnacon properties are contiguous and collectively cover a 10 kilometres strikelength of a gold-bearing structure called the Mishibishu Deformation Zone. The Mishi and Magnacon properties are located approximately 17 kilometres north of the Eagle River property. The River Gold mill is situated on the Magnacon property. The Magnacon property consists of 66 patented and staked claims covering 1,000 hectares which are now in a mining lease. The property is operated under a joint venture owned 75% by River. The Mishi property, which is located immediately west of the Magnacon property, consists of a 30-claim mining lease covering approximately 500 hectares and is 100% owned by River. The Mishi and Magnacon properties are traversed by an east-west secondary gravel road and host all required infrastructure for mining and milling operations.

The Magnacon property is subject to 2% net smelter return royalties on production while the Mishi property is subject to a one dollar per tonne royalty on surface mined tonnes milled after the first 700,000 tonnes milled and a two dollar per tonne royalty on underground tonnage milled after the initial 700,000 tonne milled.

For additional information about the Mishi and Magnacon properties, see "3.3 Mishi and Magnacon Properties" in the River AIF.

Moss Lake Property

The Moss Lake property, which is owned by Moss Lake, is situated in the Moss Lake Township, 25 kilometres south of Kashabowie, which is located on the Trans-Canada highway about 115 kilometres northwest of Thunder Bay in Northwestern Ontario. As of the date hereof, River owns 24,119,455 Moss Lake Shares or 61% of the issued and outstanding Moss Lake Shares. The Moss Lake property consists of 48 mining claims and 2 mining leases (comprised of 16 former unpatented mining claims) comprising approximately 705 hectares. Freehold patents have been issued in respect of 15 of the claims. In 1999, Moss Lake paid $5,000 in full settlement of one of the underlying entitlements to a 1.25% net profits royalty. Moss Lake remains obligated to pay an underlying advance royalty of $5,469 per quarter to the remaining underlying vendors until commercial production is achieved. Upon commencement of commercial production, the Moss Lake Property is subject to an 8.75% net profits royalty to such underlying vendors in place of the underlying advance royalty payments already made. In 1999, Moss Lake also acquired a 100% interest in the Fountain Lake Property from Landis Mining Company and its original vendors for 4.5 million Moss Lake Shares and $45,000 cash. The Fountain Lake property consists of 149 mining claims contiguous with the Moss Lake property to the east, west and south.

For additional information regarding the Moss Lake property see "3.4 Moss Lake property" in the River AIF.

Share Capital

River is authorized to issue an unlimited number of River Shares of which 46,469,767 Pre-Consolidation River Shares were issued and outstanding as of December 28, 2005. Each of the River Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of River to a pro rata share of the property and assets of River distributable to the holders of River Shares. If the River Shareholders approve the Merger Resolution, River will complete the River Share Consolidation on the basis that 1.538461538 Pre-Consolidation River Shares will be converted into one Post-Consolidation River Share and reducing the number of issued and outstanding River Shares from 46,469,767 as of December 28, 2005 to 30,205,348 as of the Effective Date.

Principal Holders of River Shares

To the knowledge of the directors and senior officers of River, as at December 28, 2005, the only person, firm or corporation which beneficially owns or exercises control or direction over securities of River carrying more than 10% of the voting rights attached to any class of outstanding securities of the Corporation is WQM, which holds 14,807,269 Pre-Consolidation River Shares or 31.9% of the issued and outstanding River Shares as at such date.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of River as at September 30, 2005 and as at September 30, 2005 after giving effect to the Merger. The table should be read in conjunction with the unaudited interim consolidated financial statements of River for the three months ended September 30, 2005, including the notes thereto and management's discussion and analysis of results of operations and financial condition incorporated by reference in this Circular.

	As at September 30, 2005 ($) (unaudited)	As at September 30, 2005 after giving effect to Merger ($) (unaudited)
Liabilities	7,915,767	14,587,155
Share capital	62,629,780	64,179,438
Common shares	46,464,767 shares	76,661,331
Contributed surplus	998,699	754,627
Retained earnings (Deficit)	(42,112,350)	(2,314,055)

Executive Compensation and Stock Options Outstanding

For information regarding the compensation paid to River's executive officers and directors and the River Stock Option Plan (as defined below), see "Directors' and Officers' Compensation" in the River Proxy Circular.

River has in effect the River Stock Option Plan in order to provide effective incentives to directors, officers and senior management personnel of River and to enable River to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for River Shareholders. See "Stock Option Plan" in the River Proxy Circular. The table below sets out particulars of rights to acquire Pre-Consolidation River Shares outstanding under the River Stock Option Plan as at December 28, 2005:

Plan Category	Number of Pre-Consolidation River Shares to be issued upon exercise of outstanding River Stock Options (a)	Weighted-average exercise price of outstanding River Stock Options (b)	Number of Pre-Consolidation River Shares remaining available for future issuance under the River Stock Option Plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,460,000	$1.94	540,000
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	1,460,000	$1.94	540,000

Price Range and Trading Information of Pre-Consolidation River Shares

The River Shares are traded on the TSX under the symbol "RIV". The following table sets forth, for the calendar periods indicated, the high and low closing sale prices and trading volume of the Pre-Consolidation River Shares as reported on the TSX:

Period	Pre-Consolidation River Shares High ($)	Low ($)	Volume
2004			
December	2.01	1.61	412,200
2005			
January	1.70	1.40	155,787
February	1.49	1.32	166,100
March	1.39	1.00	166,999
April	1.23	.92	547,707
May	1.10	.88	828,589
June	1.35	.90	243,683
July	1.09	.95	80,650
August	1.39	.95	299,909
September	1.75	1.01	698,035
October	1.10	.90	659,200
November	1.00	.90	280,000
December (to December 28)	1.03	.90	678,548

Selected Historical Consolidated Financial Data of River

The following selected consolidated financial data is derived from the audited annual consolidated financial statements of River for the previous five fiscal years ended December 31, 2004 and the unaudited consolidated interim financial statements of River for the nine month period ended September 30, 2005. Reference should be made to these financial statements, including the notes thereto and the applicable auditors' report thereon, and management's discussion and analysis of results of operations and financial condition.

	For the nine months ended September 30, 2005 ($) (unaudited)	For the years ended December 31, 2004	2003	2002 ($) (audited)	2001	2000
Revenue	23,418,449	34,494,431	37,425,326	38,456,137	38,162,987	35,362,058
Net earnings (Loss)	(27,490,051)*	(3,668,872)	(856,659)	(3,993,100)	929,656	(7,221,733)
Earnings (Loss) per River Common Share	(0.63)	(0.09)	(0.02)	(0.10)	0.03	(0.23)
Diluted earnings (Loss) per River Common Share	(0.63)	(0.09)	(0.02)	(0.10)	0.03	(0.23)
Dividends Paid per River Share	nil	nil	nil	nil	nil	nil
Total Assets	29,508,196*	56,151,107	57,207,652	51,327,601	52,975,545	50,274,151
Long-Term Debt	1,431,806	1,928,619	2,049,475	615,149	1,438,345	5,653,976

*Note – Loss before Write-Down of mining properties and exploration properties was $6,195,507. River wrote down its mining properties by $15,000,000 and its exploration properties by $6,321,208 during this period.

SUMMARY OF RIVER TECHNICAL REPORT

The information in this section regarding River's properties is summarized or extracted from the "Technical Report on the Eagle River Gold Mine for River Gold Mines Ltd.", dated December 22, 2005 (the "River Technical Report"), prepared by George Mannard, P. Geo, River, and Henrik Thalenhorst, P. Geo, Strathcona Mineral Services Limited ("Strathcona"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 ("NI 43-101").

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the River Technical Report which is available for review on SEDAR located at www.sedar.com.

Eagle River Gold Mine

The Eagle River gold mine is located 50 kilometres west of Wawa, Ontario, Canada and is owned 100% by River. It has been in continuous production since 1996. Due to increasing costs for energy and consumables, the reduced availability of skilled manpower and unfavourable currency exchange rates, River management completed a comprehensive review of operations in the summer of 2005, which resulted in the decision to reduce the production rate of the mine from 700 tonnes per day (tpd) to 300 tpd and to reduce the number of employees by one-half.

Terms of Reference

Strathcona Mineral Services Limited ("Strathcona") was retained by River to provide an independent technical report on the Eagle River gold mine. The River Technical Report was requested by River in connection with its proposed merger with Wesdome. The River Technical Report was jointly authored by George Mannard, P.Geo, Vice President Exploration of River, and Henrik Thalenhorst, P. Geo, of Strathcona, who assumes overall responsibility for its contents and conclusions. Messrs. Mannard and Thalenhorst are both "Qualified Persons" as such term is defined by NI 43-101.

Sources of Information

The Eagle River mine mineral resource and reserve estimates are based on data acquired by exploration and development conducted on the property from 1987 to present.

Property Description and Location

The Eagle River mine property is located at 48° N latitude and 85° 30' W longitude, 50 kilometres due west of Wawa, Ontario near the northeast coast of Lake Superior.

The mineral properties of River are in two groups that reflect the project history. The northern group covers the former Magnacon (75% to 77.8% owned by River) and Mishi properties (100% owned by River) and includes the mill and tailings site for the current operation. The southern group encompasses the Eagle River mine property (100% owned by River) and consists of three 21-year renewable mining leases and 431 staked claims covering a combined area of 7782 hectares. The southern property is broadly rectangular in geometry, stretching for a length of 18 kilometres east-west and averaging about three kilometres in width, with the Eagle River mine located in its west-central portion.

All permits and licences required for the conduct of mining operations at Eagle River are currently in good standing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Eagle River mine site is via road – travelling northwest on Highway 117 for 50 kilometres from Wawa then southward 70 kilometres along the Paint Lake Road. The access road is a secondary gravel road and the trip from Wawa takes about 1.5 hours.

The mill site is at the former Magnacon Mine located 17 kilometres by road north of the Eagle River mine site.

The climate is temperate continental with some marine influence from Lake Superior involving extended fall seasons and late spring arrivals.

Mean annual rainfall is 669 millimetres and mean annual snowfall is 278 centimetres. Over the last 10 years interruptions to Eagle River operations have totalled about 6 weeks due to flooding and lightning strikes affecting infrastructure.

The property is situated in the Algoma Highlands, a rugged plateau steeply incised by north-south drainages fed by SE and SW flowing tributaries. The mine site is situated approximately 320 metres above Lake Superior, near the headwaters of the Eagle River.

The Eagle River area is in the transition area between the Great Lakes-St. Lawrence Mixed Forest Zone and the Southern Boreal Forest Zone. More specifically, it has been identified as the Superior Section of the Boreal Forest Region with forest cover varying from mixed hardwoods and softwoods to pure stands of black spruce and jack pine.

The property is glacially scoured supporting only rare occurrences of primary morainal till and dominated by thin immature regasols and humus.

The local power supply is provided from the provincial grid via a 70-kilometer line owned by River. Standby diesel generators provide a backup source at the mine site and mill site. A 100-man camp with kitchen and recreation facilities houses workers and is located at Cameron Lake, 3.5 kilometres north of the mine. A smaller camp with kitchen facilities exist at the mill site.

Regionally, mining supplies and services as well as skilled labour are sourced from the mining centres of Timmins and Sudbury. Foundry and office equipment services come from Sault-St. Marie, and the mine and mill sites have high-speed internet and telephone communications via microwave relay from Bell Canada.

Exploration and Development History

Prior to 1986, the area only had limited exploration involving airborne surveys and ground reconnaissance work seeking base metals. Following the Hemlo discovery in 1982, Peter Ferdeber and Don McKinnon staked the entire Mishibishu greenstone belt (8,000 claims) and parcelled out properties to junior companies in a grand scale area play.

Central Crude Ltd. acquired the Eagle River property in 1983, flew an airborne magnetic survey and conducted limited ground reconnaissance and geological mapping. This work resulted in the discovery of a showing that yielded a grab sample grading 7.0 grams of gold per tonne in the No Name Lake area 400 metres south of current mine workings.

In 1986, Hemlo Gold Mines Ltd, a Noranda affiliate, entered into an option agreement to earn a 60% stake in the property. Field work commenced in the fall of 1986 and consisted of line cutting, geological mapping and soil/humus geochemical surveys over portions of the property. This work continued in 1987 and was complemented by ground geophysical surveying (magnetic susceptibility, VLF-EM and induced polarization) over selected portions of the property and led to the discovery of Zones 6, 7 and 8 in October 1987. Delineation drilling of these zones at 50 metre centres ensued with 76,000 metres of drilling in 266 holes from 1987-1989. A further 48 holes were drilled in 1990 to delineate the Zone 2 and provide some definition of the Zones 6 and 8, and a bulk sample of 60,000 tonnes grading 4.9 grams per tonne (g/t) was extracted and test milled at the Hemlo mill.

In 1990-1991, Noranda Minerals undertook a feasibility evaluation on behalf of the Eagle River joint venture. Although the study indicated economically viable options for development and production, no further development was undertaken.

On March 1, 1994, WQM purchased from Hemlo Gold Mines Inc. its 60% interest in the property, a control block of Central Crude stock and certain debts Central Crude owed Hemlo Gold. WQM then restructured its interest by vending its property interest to Central Crude for stock and settling debt via a gold loan payable from future production. Central Crude changed its name to "River Gold Mines Ltd." and raised $17.3 million in equity financing to bring the property into commercial production.

In the fall of 1994, River conducted a drilling program consisting of 118 shallow surface holes to provide stope-scale definition above 120 metres depth. In 1995, the workings were dewatered, development mining commenced and the existing Magnacon mill was leased, refurbished and later purchased. The first gold bar was poured in October, 1995, with full-scale commercial production declared January 1, 1996.

Mineral Reserve History

Mineral reserves published for the Eagle River Mine have remained relatively stable over time, reflecting the ongoing development of the mine in a gold quartz-vein setting. Many of the estimates pre-date NI 43-101 adopted in February, 2001. The year-end 1998 and all subsequent reserve estimates were undertaken in accordance with the definitions and standards recommended by the Mining and Standards Task Force, Final Report, published by the TSX and the Ontario Securities Commission in 1999. These definitions and standards have since been adopted into the requirements of NI 43-101.

The principal estimates from 1994 to 2004 are summarized in the table below:

Eagle River - History of Mineral Reserve Estimates

thousands of tonnes ore and ounces of gold

Reserve Date (year-end)	Proven & Probable Mineral Reserves			Mined before Date of Reserve Estimate)				Total Deposit		
	Ore			Ore			Waste	Ore		
	Tonnes	Gold		Tonnes	Gold		Tonnes	Tonnes	Gold	
		g/t	Ounces		g/t	Ounces			g/t	Ounces
Pre-Production Bulk Sample										
1994	422	17.6	239	60	4.9	10	74	422	17.6	239
Commercial Operations										
1995	542	12.2	213	29	11.0	10	133	571	12.1	223
1996	980	12.1	381	191	12.5	77	125	1 171	12.2	458
1997	1 164	10.9	408	347	11.1	124	109	1 511	10.9	532
1998	1 226	10.4	410	547	11.5	202	166	1 773	10.7	612
1999	1 511	10.8	525	710	11.0	251	105	2 221	10.9	776
2000	1 211	10.1	393	939	10.1	305	94	2 150	10.1	698
2001	899	10.5	304	1 185	9.9	375	93	2 084	10.1	679
2002	1 184	9.2	350	1 467	9.6	452	123	2 651	9.4	803
2003	1 268	10.0	408	1 709	9.6	525	162	2 977	9.8	933
2004	874	10.3	289	1 955	9.5	594	147	2 829	9.7	884
Current	**217**	**11.3**	**79**	**2 120**	**9.4**	**639**	78	**2 337**	**9.6**	**718**

(1) Includes the low-grade stockpiled ore not yet milled

Production History

The Eagle River mill started processing ore in October, 1995. To September 2005, a total of 2.1 million tonnes of ore averaging 9.4 grams of gold per tonne from the Eagle River mine had been milled yielding 617,000 ounces of refined gold. Bulk sampling by the Eagle River joint venture in 1990 yielded an additional 9,600 ounces of gold from the bulk sample in 1989.

From 1997 to 2004, additional mill feed was supplied from two satellite operations. The Edwards Mine produced 140,000 ounces of gold from 390,000 tonnes at a grade of 11.5 grams of gold per tonne and the Mishi open pit yielded 11,000 ounces from 90,000 tonnes at a grade of 3.9 grams of gold per tonne. This brings total production from regional operations to 776,000 ounces. Annual production data for the Eagle River mine and the mill are shown in the table below:

Eagle River Production History

thousands of tonnes of ore and ounces of gold

Year	Ore Mined, Eagle River Mine		Total Ore Milled[1]			Recovered
	Tonnes	Gold (g/t)	Tonnes	Gold (g/t)	Recovery	Ounces
1995	28.6	11.0	28.6	11.0	95.5	9.7
1996	162.1	12.8	162.1	12.8	97.0	64.5
1997	156.3	9.3	219.3	11.1	96.6	75.5
1998	199.5	12.2	233.6	12.3	95.8	88.5
1999	163.2	9.4	268.5	10.5	96.8	87.4
2000	229.3	7.3	331.6	8.3	96.0	85.1
2001	246.2	8.9	322.0	9.0	97.0	89.9
2002	281.6	8.5	310.0	8.2	96.5	78.8
2003	241.9	9.4	269.0	9.0	95.5	74.0
2004	246.0	8.7	290.0	8.0	95.1	71.0
2005 Q1-3	165.4	8.4	165.4	8.4	94.7	42.4
Total	2120.1	9.4	2600.1	9.6	96.0	766.8

[1] Includes production from Edwards (1997 to 2001) and Mishi (2002 to 2004).

Regional Geology

The Mishibishu Lake greenstone belt is a broad arcuate syncline 55 kilometres long east-west and 16 kilometres wide north-south. This belt is part of the Wawa Subprovince of the Archean age Superior Province.

Supracrustal rocks in the belt are dominated by greenschist facies mafic to intermediate volcanic rocks with lesser sedimentary rocks including iron formation and intermediate to felsic volcanic rocks. Minor intrusions include synvolcanic stocks and sills of intermediate to felsic composition and an array of northeast and northwest striking late Precambrian diabase dykes.

The northern limb of the belt is dominated by an assemblage of clastic sedimentary rocks, felsic tuffs and mafic flows. The southern limb, where the Eagle River property is located, is dominated by tholeitic basalts and calc-alkaline andesites with minor interflow clastic sedimentary rocks and lean chert-magnetite iron formation. . In this area, the supracrustal rocks form a steeply north-dipping and north-facing sequence displaying moderate to steep eastward plunges defined by minor fold axes and mineral lineations.

Gold occurrences in the Mishibishu Lake greenstone belt occur primarily as quartz-vein-hosted deposits located within regional zones of deformation. The Mishibishu Deformation Zone follows a volcanic-sedimentary contact in the north limb of the belt hosting the Magnacon and Mishi deposits while the Eagle River Deformation Zone hosts the Eagle River deposit along the south limb of the belt.

Eagle Geology and Mineralization

Gold bearing quartz veins at Eagle River are predominantly hosted by sub-vertically dipping, east-west striking shear zones that constitute a structural corridor within an elliptical quartz diorite stock with dimensions of 1.8 kilometres east-west and 0.5 kilometres north-south.

A number of different ore zones have been distinguished that constitute different segments of the overall shear zone corridor and that each have their own gold grade characteristic. Mineable portions of the individual zones form ore shoots that plunge steeply to the east. The bulk of the historic production has come from Zone 8 and Zone 6, which are entirely within the intrusive quartz diorite, while Zone 2 mineralization is hosted in sheared mafic volcanic rocks just east of the stock. Current mining activity is taking place in Zone 8, Zone 6, Zone 650 (a southern splay of the Zone 6) and Zone 7.

Zone 8 is characterized by a series of thick, white laminated quartz vein lenses. The veins vary in thickness from one metre to 15 metres, averaging about 2.5 metres. Commonly portions of the vein system can be selectively mined with mining widths varying between 1.2 and 7.5 metres. Gold is concentrated in highly strained quartz of grey colour and in sericite-chlorite lamellae and accessory sulphide minerals including pyrite, pyrrhotite, galena, sphalerite, and chalcopyrite. The gold grade in Zone 8 has averaged about 8.0 grams of gold per tonne with individual stoping blocks ranging from 5.0 to 12.0 grams of gold per tonne.

A distinct and discrete shear zone that forms a splay off the shear hosting Zone 8 hosts the Zone 6 mineralization. The vein varies in thickness from 0.5 metres to 2.0 metres. Locally the vein is folded back on itself forming tight S-folds or "ballrooms" which form plunging, pipe-like bodies 12 to 15 metres in diameter. Zone 6 is high-grade averaging 12 to 18 grams of gold per tonne and has very competent wall rocks. Because of its high-grade character, Zone 6 has traditionally provided the economic backbone of the mine.

The 650 Zone is in a subparallel southern splay from the shear hosting Zone 6, which continues eastward into volcanic rocks and hosts Zone 2. Both the 650 and 2 Zones are characterized by sheeted vein complexes of laminated white quartz ranging in thickness from 1.5 to 6.5 metres. These zones have good grades of 10 to 15 grams of gold per tonne but have been subject to high dilution in long-hole mining due to incompetent wallrock slabbing and sliding block failure.

Zone 7 is a complex folded white quartz vein located 100 metres north of the Zone 8 shear. It contains patches of coarse pyrite containing very high grades. This zone has very competent walls and is currently being mined by sublevel long-hole blasting.

Deposit Type

The Eagle River deposit is an Archean Greenstone Belt hosted vein-type deposit. Gold bearing quartz is highly strained and recrystallized commonly displaying stylolytic texture. Gold occurs at recrystallized quartz grain boundaries and in stylolites. Gold predates the straining of the quartz.

Sampling Method And Approach

Historical Methods

The Eagle River Joint Venture operated by Noranda Exploration Company Ltd ("Noranda") completed a large amount of sampling prior to the property being purchased by WQM in 1991.

For surface drilling, NQ sized core was logged by several different geologists, and the core and sample intervals were commonly 1.0 metre with individual samples up to 2.0 metres in length. The core was split and assayed at various commercial laboratories employing fire assay and metallic screen methods.

The underground work was conducted by Noranda Minerals Inc. and involved an exhaustive sampling program using chip channel samples of each round with individual sample lengths from 0.2 to 1.0 metres. Muck samples of 5 to 10 kilograms each were taken from each round from the mine trucks on surface. Initially, three separate samples per round were taken but due to variability of results this was changed to 5 samples and then 10 samples per round. This historic approach seems to reasonably assess the portion of the deposit that was sampled, based on subsequent mining activity by River. Current reserves are not substantially based on the historic sampling data.

Central Crude/River Methodology

River's sampling approach was set up based on a selective mining strategy and in an effort to pragmatically cope with the often narrow vein mineralization. It involves taking many small samples to determine exactly where the gold was and minimize the cumulative effects of the sub sampling variance.

Whole core from underground drill holes is sampled in systematic 30-centimetre sample lengths across the entire mineralized interval, observing obvious breaks in the geology or intensity of mineralization. For exploration drilling outside the immediate mine area, drill core is split and stored for future reference, but the sample length is the same as for the routine underground drilling.

Chip samples are taken every round (every 3 to 4 metres) in ore development headings including sill drifts and long-hole sub drifts, covering the full width of the face. Shrinkage stopes are breasted with sample densities every 2.5 to 3.5 metres on every 2.5-metre lift, or on every second lift. An average chip sample is about 2.5 kilograms and taken to best represent the face in the judgement of the sampler. Sample lengths are generally between 0.3 to 0.5 metres and observe geological contacts and obvious changes in the intensity or character of the mineralization.

Raises are sometimes chip sampled and always muck sampled round per round depending on safety issues and available sampling personnel.

Muck samples consist of a handful of muck per scoop bucket when loading the truck. One muck sample composites all of the individual bucket samples and represents 25-30 tonnes. The samples are collected by the muckers at the draw-points, and one composite muck sample has an average weight of about three kilograms.

Sample Preparation, Analysis and Security

Historical Methods

Detailed documentation of sample preparation, analytical protocols and any quality assurance and quality control ("QA/QC") work done in the pre-1994 era are not available. In general, commercial laboratories did the historic assaying and the results reconcile well with results received from bulk sample milling. Little of the historic information is still relevant for the current reserve and resource estimates.

Central Crude/River Methodology

Since January 1995, drill core, mill samples, underground samples and doré bars have been assayed at the company-owned Wawa laboratory. The laboratory is not certified. After crushing to three millimetres, a 250-gram sub sample is riffled out and pulverized to 75 microns from which a 25-gram aliquot is subjected to a conventional fire assay with a gravimetric finish.

Since January 1995, greater than 450,000 assays have been performed with 80,000 duplicates and replicates and 2-3% sample standards and blanks and laboratory-internal standards and blanks at a rate of two to three percent. The results of this QA/QC work are only available in hard copy, have been archived in Wawa except for those of the last two years, and are not customarily included in the assay information provided to the mine. The information of the last two years was to have been reviewed in preparation for the River Technical Report but has not been made available prior to its completion.

The Eagle River geology department relies on the results of the internal QA/QC measures for their assessment of the assay results with respect to daily grade control and to resource and reserve estimation. The QA/QC information should therefore be routinely reported to the mine geology department.

In addition to the internal QA/QC data not being documented and made available, very limited external QA/QC work has been done in the past. This consisted of a round-robin series of assays completed between the neighbouring assay laboratories at the Williams, Battle Mountain, David Bell and Eagle River gold mines in 1997, 1998 and 2000. While these external checks show satisfactory results, they do not represent a systematic and comprehensive external QA/QC program. Particularly, no systematic external checks have been performed in the last five years.

Conclusion on Sampling and Analytical Protocols

The sampling, sample preparation and assaying methods employed at the Eagle River mine are industry standard. While the analytical laboratory is run by dedicated and experienced staff that follows the Manual for Quality Control and Quality Assurance in Analytical Chemistry produced by the Canadian Mineral Analysts in 1992, there is no documentation of the internal QA/QC results for external review, and there is a general lack of external quality control. Both issues need to be addressed and remedied. The very limited data Strathcona has been able to review indicate that neither the repeatability nor the accuracy of the assay information produced by the company-owned laboratory is compromised. However, a systematic external QA/QC program is now the industry norm and should be instituted.

Strathcona concluded that a significant portion of the assay database that was used for the current resource and reserve estimates has had no systematic external quality control work, and that the results of the internal QA/QC data generated by the laboratory were not available for review.

Bulk Density Determination

River uses a bulk density figure of 2.7 tonnes per cubic metre to calculate tonnages from volumes. This factor was inherited from previous operators and has not been independently checked by River. Reconciliation of mine survey data with ore haulage data weighed on a Canadian Standards Association calibrated truck scale and the belt weightometer in the mill indicate that the factor is reliable.

Data Verification

The Eagle River data are contained in Microsoft Access databases that are updated daily and audited monthly. The electronic databases are linked to the Surpac software system, which allows plotting of sections and level plans. These sections form the basis of the manual interpretive process used for daily ore control as well as mineral resource and reserve estimation. The drill hole database includes all surface and underground drilling to date comprising more than 90,000 gold assays, the accompanying survey information and geological information. The underground sample database includes all chip samples and positional information from October 2002 to the present and all muck sampling data from January 2002 to the present. Chip sample information prior to October 2002 is archived in paper form.

Strathcona did not undertake any independent sampling of check-assaying as part of the verification of the database. The ten-year period of operation that the Eagle River mine has had, together with reasonable reconciliation between mineral reserve estimates and actual production results, has not indicated any requirement for independent data verification.

Mineral Resource and Mineral Reserve Estimates

General

Both mineral resources and reserves at Eagle River are estimated with the inclusion of a provision for mining dilution. This allows the ready evaluation of mineral resource blocks during mine planning. Given the tabular geometry of the vein mineralization at Eagle River, the resource estimation process employs conventional polygonal methods on a set of 1:100 scale cross sections, level plans and stope plans, and on a set of and longitudinal projections at a scale of 1:500.

Subsequent to resource estimation, the engineering department splits out reserves that can be mined according to the life-of-mine plan (LOM) which takes into account current economic conditions and development requirements.

Geological Modelling

Drill-hole information is interpreted from cross sections and level plans to assign individual intersections to the various ore zones and to ensure reasonable continuity of individual zones. Individual composite intersections are then compiled onto longitudinal projections, separately for each of the major vein structures. A minimum horizontal width of 1.2 metres is observed for drilling information. Drift or sub level development in mineralization is compiled on assay level plans with a minimum horizontal width expanded to 1.5 metres, and this information is also entered onto the longitudinal section for each zone.

Grade Modelling

High grade individual assays are cut at two different levels: 60 grams per tonne for all veins except Zones 6 and 650, which are cut to 140 grams per tonne, because of their higher average gold grade. These factors were determined based on the 95th percentile on grade-frequency histograms for large sample populations (greater than 15,000 samples) from historic stope chip sampling data. The cutting levels for drill core and chip sample assays are identical.

Resource block limits are outlined on longitudinal section based on a nominal cut off grade of three grams of gold per tonne over the applicable minimum mining width, and are projected halfway between data points within interpreted resource limits, or to a maximum of 20 metres beyond data points. The cut off grade is below economic requirements but provides for geological continuity during ore blocking, taking into account the practical application of the shrinkage and long-hole mining methods.

Individual block areas are measured on longitudinal section, their volumes determined by multiplying with the horizontal width, and converted to tonnage using a bulk density of 2.7 tonnes per cubic metre. Polygon tonnages and grades are averaged for a stoping unit, creating undiluted resource tonnages and grades that respect the minimum horizontal width requirement.

For the current mineral resources dilution is applied at 25% for shrinkage mining and 35% for long-hole mining as determined by the mine engineering department. The dilution figures were increased for the year-end 2004 resource estimate from previously 20% for shrinkage mining and from 25% for long-hole mining. Dilution is assigned an arbitrary 0.5 grams of per tonne grade which is based on an average observed grade in the immediate wall rock intervals. Internal polygons below cut-off grade are included for continuity within mining blocks. Likewise, external dilution is added to preserve muck flow lines at 50° or steeper. Primary development of indicated blocks is now done to achieve mining widths similar to those experienced during actual stope operation, and thus no additional development waste dilution is applied to parts of these blocks.

Where available, grades and diluted widths are assigned from adjacent stoping blocks above or below, based on detailed production chip sample data and experienced mining widths.

Mineral Resource Classification

Measured mineral resources are projected 20 metres above and below or halfway between sill drifts and sub-drifts in mineralized zones and are based on chip sample grades.

Indicated mineral resources are based on drilling information beyond 20 metres from existing development in zones that have previously been mined.

Inferred mineral resources are drill indicated in zones that have not previously been developed or mined and therefore continuity has not been proven by development.

Strathcona believe that, given the extensive mining history of the Eagle River mine and the reasonable resource-mine-mill reconciliation, this classification approach is in accordance with the requirements of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Resource and Reserve Definitions as required by NI 43-101.

Mineral Resource Reporting

According to the (CIM) Resource and Reserve Definitions,

> *A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. ....*

In light of this requirement for reasonable prospects for economic extraction, and in light of the recent increase in operating costs facing Canadian gold mines in general and the Eagle River mine in particular, the current resource estimate excludes some 500,000 tonnes grading 7.0 grams of gold per tonne that had previously been reported as measured and indicated resources. The decision to exclude this material from public reporting is corroborated by its elimination from the new LOM plan developed recently by the Eagle River engineering department, which takes into account the current more adverse economic conditions. Should economic conditions improve, reclassification of some or all of this material can be considered, since it does satisfy the geological/technical classification requirements.

Mineral Reserve Estimation

Mineral reserves at Eagle River are derived from the diluted mineral resources by the process of mine planning. Only that part of the mineral resources that is included in the current LOM is reported as mineral reserves. The current LOM takes into account the worsening economic conditions imposed primarily by increased energy and consumable costs and unfavourable exchange rates which have seen the Canadian dollar value rise 30% in the last two years vis-à-vis its American counterpart, cancelling out much of the gold price increase of the past two years in that currency. The current LOM minimizes mine capital expenditures allowing for little additional mine development and thus limiting the ability of the mine to replace reserves.

In transforming mineral resources into mineral reserves, the mine engineering department has applied a set of technical and economic parameters including gold price (in Canadian dollar terms), mining methods, mining loss experiences, pillar allowances, geotechnical constraints, operating costs and metallurgical recoveries. The mineral reserves have been scheduled into a practical development and production schedule which is the basis of the mine plan and which takes into account productivity experiences and equipment availabilities.

Proven mineral reserves include stockpiles and broken ore inventories in stopes, as well all in situ measured resources that were included in the LOM. Indicated mineral resources included in the LOM are reported as probable reserves.

The Eagle River mineral reserves available for mining at September 30, 2005 were estimated on the basis of the following parameters as summarized and compared to 2005 actual figures are set out in the table below:

Economic Parameters for Resource Conversion to Reserves

Operating Costs (per tonne milled)		Planned ($)	Actual 2005 ($)
Mining		86	82
Milling		31	29

General & Administration		32	28
Total		**149**	**139**
Capital Costs (per tonne milled)			
Total		**4**	**10**
Total		**153**	**149**
Metallurgical Recovery		96%	96.3%
Gold Price		**525**	**528**
Royalties + Corporate		14	7

Mining Methods and Geotechnical Considerations

The Eagle River has operated successfully and partly profitably in the past employing selective mining shrinkage methods. Conversion to long-hole blasting methods to maintain production levels in 2000 contributed to make the mine unprofitable by increasing development and labour costs, dilution and ore losses. Over the past year, methods have reverted to a shrinkage-long-hole hybrid involving 65% shrinkage and 35% long-hole.

Wallrock sloughing and sliding block failure has destabilized ground conditions in the Zone 6 open stopes between the 300 and 450-metre levels. The mined-out stopes in this area have to a large extent been backfilled with waste rock, and ground movement in critical areas is being monitored by an array of smart cables and extensometers which indicate that the ground is stabilizing. Currently all waste rock from development is used to backfill open stopes, and only ore is hoisted.

Annual ground control audits and periodic special situation reviews have been provided by expert rock mechanic consultants. The latest such review in December 2005 reportedly expressed satisfaction with the appearance of the 580-607 stope area, which represents the high-grade core of the remaining mineral reserves. Strathcona cautions that any real impediment to mining in this area would negatively impact the economic performance of the mine in 2006.

Eagle River Mineral Resource and Reserve Estimates

The Eagle River mineral reserves and additional mineral resources as of September 30, 2005 are summarized in the two tables below:

Eagle River Mineral Reserves at September 30, 2005 (at $525 per ounce gold price)

	Tonnes ('000)	Contained Gold	
		Grade (g/t)	Ounces ('000)
Proven In-situ	138	11.1	49
Broken Stope Inventory	18	7.4	4
Surface Stockpiles	0		0
Probable In-situ	61	12.8	25
Total Mineral Reserves	**217**	**11.3**	**78**

Subsequent to the development of the current life-of-mine (LOM) plan, approximately 14,000 tonnes of high-grade reserves have been added due to updated drill results and development. This tonnage is included in the mineral reserve estimate reported in the table above but is not included in the LOM plan The grade of the reserve is thus slightly higher than that of the LOM plan.

Eagle River Additional Mineral Resources as of September 30, 2005 (at $525 per ounce gold price)

	Tonnes	Contained Gold	
	('000)	Grade (g/t)	Ounces ('000)
Measured	40	9.5	12
Indicated	96	10.3	32
Measured + Indicated	**136**	**10.1**	**44**
Inferred	13	15.7	7

Mineral resources have no demonstrated economic viability.

Accuracy of Eagle River Mineral Resource and Reserve Estimates

No detailed reconciliation records have been compiled at the Eagle River mine that would compare tonnages and grades produced by reserve estimates, with those determined by grade control data and with the actual mill production data.

From 1995 to present reserve grades have averaged 10.6 grams of gold per tonne while production grades at the mill have averaged 9.4 grams of gold per tonne, but the discrepancy has been larger since 2000, when the long-hole mining method was first introduced.

With a larger percentage of stopes using the more selective shrinkage mining methods and with the increased dilution provisions in the current resource and reserve estimates, it is reasonable to expect that the grade gap experienced in the past few years will diminish, but Strathcona still perceives a risk that the actual head grade of the ore delivered to the mill may be 10%, or one gram gold per tonne, lower than the average reserve grade. From experience to date, the tonnage estimates may be slightly conservative, barring any unforeseen adverse mining conditions

Life-of-Mine Plan

River staff have developed a LOM plan that is summarized in the table below:

Eagle River Life-Of-Mine Plan and Production Forecast
(thousands of tonnes of ore and ounces of gold)

- thousands				Life of Mine Plan (LOM)			
				2005	**2006**	**2007**	**Total**
Mining	Stoping		tonnes	31.7	102.6	57.4	**191.7**
		Grade	g/t	6.4	10.7	13.5	**10.8**
	Waste Development		metres	181	547	0	**728**
			tonnes	6.5	19.2	0	**25.7**
	Ore Development		metres	251	325	0	**576**
			tonnes	4.2	6.0	0	**10.3**
		Grade	g/t	18.5	15.0	0	**16.0**
	Total		**tonnes**	**36.1**	**108.5**	**57.4**	**202.0**
		Grade	**g/t**	**7.8**	**10.9**	**13.5**	**11.1**
Milling	Ore		tonnes	36.1	108.5	57.4	**202.0**
		Grade	g/t	7.8	10.9	13.5	**11.1**
		Recovery	%	96.3	96.3	96.3	**96.3**
Gold produced			**ounces**	**8.7**	**36.8**	**24.1**	**69.6**

Based on this plan, mining and milling operations would extend into the third quarter of 2007, and closure would follow. Possibilities to extend the life of the operation will be discussed below.

Mineral Reserve Addition Possibilities

Mineral reserve additions at Eagle River are possible from several sources, as outlined in the following sections: Many of these require drilling and/or development. It is important to note that the decision to develop any of the additional resources will have to be made by mid-2006 or the mine will revert to a salvage operation with closure in late 2007 as predicted by the current LOM plan.

Developed Mineral Resources

Measured and indicated resources in Zone 2 (204 stope) total 30,000 tonnes at 7.4 grams of gold per tonne. A portion of this mineralization has gold grades greater than 10 grams of gold per tonne and is already developed, requiring only drilling and blasting. This material is a priority for re-examination and incorporation into the mine plan if merited.

Resources Requiring Development

580-818 Zone

Measured and indicated resources between the 540 and 580 metre levels in the 818 zone total 14,000 tonnes at 9.8 grams of gold per tonne. Development required consists of 60 metres of crosscut in waste and sill drifting and a raise in mineralization. The resources are defined by a cluster of detailed drilling and remain open along strike east and west. This material will be incorporated into an updated LOM plan.

400-811 Zone

Measured and indicated resource estimates total 46,000 tonnes at 9.5 g/t. The 811 zone has been previously mined from surface to a depth of 260 metres. The eastern portion of the zone is narrow yet high grade, averaging 13.5 grams of gold per tonne over a 40-metre strike length with an average width of 1.4 metres. Development of this zone would require 400 metres of ramp, drift and crosscut in waste, 150 metres of raising and 2,500 metres of drilling at a cost estimated by River of $1.0 million.

580-808 Zone

Indicated resources are 46,000 tonnes at 12.5 grams of gold per tonne which remain open at depth. The 808 zone has previously been mined from surface to a depth of 280 metres. Development of this zone would require 400 metres of track drift, 100 metres of crosscut and 250 metres of raising at a cost of $1.2 million as estimated by River. Prior to any decision to develop this zone, a 3,000 infill and delineation drilling program from the existing 330 metre level drift at a cost of $150,000 is recommended. Potential to add significantly to resources in this area is good because the zone is open below elevation 480 below which there is little drilling.

202 Zone

This zone is defined by detailed drilling yet has never been developed or mined. It is included in the inferred resource category at 13,000 tonnes grading 15.7 grams of gold per tonne. Exploration drilling is recommended to trace this structure at depth from existing drifts on the 460 and 580 metre levels. To prove up this zone, continuity must be established by drifting in mineralization. This would involve 200 metres of access and sill drifting from the 325 metre level at an estimated cost of $300,000.

Evaluation of Accessible Targets

Several areas within the mine workings need to be re-examined for their potential to add to reserves and resources. These include the 350-808 and 400-809 zones where further drifting could establish small stoping blocks. Likewise, a number of remnants tied up by sumps, access ramps and other infrastructure will be studied for mining in a final retreat phase.

Deep Mine Extensions

The "vital statistics" of the known parts of the Eagle River deposit can be summarized as follows:

1. Total production plus mineral reserves as of September 30, 2005 amounted to 2.34 million tonnes with an average gold grade of 9.6 g/t containing some 718,000 ounces of gold. The deposit, re-defined to account for the excess dilution caused during the years 2001 to 2004 by long-hole mining, would have yielded a grade closer to 10 g/t, at a somewhat reduced tonnage.

2. The deposit has been developed to an average depth of about 500 metres below the surface to the 580-metre level, and its overall mineral endowment is thus around 4,700 tonnes per vertical metre.

3. There is no indication that this overall endowment of the deposit will change in any significant way below the developed part of the mine.

In May of 2005, the Eagle River engineering department produced a report that investigated, on the level of a pre-feasibility study, the target tonnage and grade to the 870-level, some 250 to 300 metres below the currently deepest mine infrastructure. The target tonnage and grade were defined at a gold price of $525 per ounce and by the need to "cover the capital cost of constructing the Deep Zone, while producing positive net present value and remaining within the required payback period and operating cost parameters." The study anticipates no change in the tonnes per vertical metre for that part of the deposit that would be developed (about one million tonnes), but varies the expected mill head grade to suit a number of economic conditions. At a discount rate of 15.5%, the study shows the project to essentially break even at a mill head grade of 10.2 g/t, which includes payback of capital costs of $22.3 million. One million tonnes of new reserves would mean an additional four years of operation at the current reduced production rate.

An initial confirmatory underground diamond drill program aimed at verifying the basic assumption of the deposit to continuing below the current mine infrastructure, would require some 20,000 metres of drilling at an estimated cost of $1.0 million. The drill program would initially focus on the down-plunge extension of the 6 Zone, which has historically provided the economic backbone of the deposit, due to its high grade. The results of the drilling program, which would take nine months to complete, would flow into a definitive study that would provide the justification for the deep development of the mine.

Regional Exploration

Strathcona has not reviewed the technical information on the large claim group held by River in the area surrounding the Eagle River mine. River have advised that no substantial exploration programs are currently planned on these claims. However, Strathcona recommend that the available information of the general area, including claims held by River and by others, be reviewed and compiled to formulate a regional exploration strategy that would augment the mine exploration efforts.

Current Operations

The mining department works on ten days in – ten days out rotation, the mill works on a 14 in – 14 out schedule and administration, maintenance and staff work on a variety of schedules.

Mining and Grade Control

The Eagle River mine is accessed via a ramp system and a 500 metre shaft with a loading pocket at 460 metres. There is a partial ore-pass system in the upper part of the mine, but the ore from the lower levels is trucked to the loading pocket at the 425-metre level. Ore is hoisted and live loaded to 40 ton haul trucks from chutes under an underground ore bin for direct haulage to the mill. All waste rock is currently used to backfill old stopes. The currently deepest mining level is 580 metres with ramp development in progress to 640 metres.

From 1996 to 2000, the main primary mining method was shrinkage mining. From 2001 to 2004, the primary method was sublevel long-hole blasting.

The ventilation system involves downcasting the shaft and exhausting stopes, ramps and raises upwards. Mine air is heated with propane during winter months. Total installed capacity is 275,000 cubic feet per minute (cfm). Since ventilation is a major energy cost factor, a program of bulk head construction is underway to optimize the energy consumption for this purpose.

Primary development historically has been trackless with electric-hydraulic jumbos, diesel load-haul-dump or LHD units (scoop trams) and 30-tonne trucks. The 580 level is a track drift driven with jack legs on Long Toms. It was designed as a main haulage-exploration drift for the future to ease ventilation requirements, maintenance and energy costs.

Grade control procedures involve detailed chip and muck sampling as previously described. Stoping blocks currently employ a cut-off grade of 8.0 g/t with development muck and incremental stope rounds employing a cut-off grade of 5.0 g/t.

The recently adopted LOM plan calls for 400 tonnes per day production through the fourth quarter 2005 with a 300 tonnes per day rate starting in 2006. Historically, the Eagle River mine has averaged 210,000 tonnes per annum or 600 tonnes per day.

Mineral Processing

River initially leased, and then subsequently acquired the former Magnacon mill and tailings facilities in 1996. The mill is 17 kilometres by road from the mine. The mill capacity was increased from 600 to 1,000 tonnes per day in 1999. Potential exists to further expand capacity to 1,200 tonnes per day through the addition of a cone crusher.

The mill employs the Merrill-Crowe process for the recovery of gold with about 40% of the gold recovered into a gravity concentrate using a Knelson concentrator. The Merrill-Crowe process involves cyanide solution and subsequence zinc precipitation. Precipitate is refined on site to produce doré bars containing approximately 80% gold. By-product silver is recovered at a rate of one part for every ten parts of gold. The doré bars are shipped to the Royal Canadian Mint in Ottawa for refining. The mill is equipped with an activated carbon plant to treat solution tails. Loaded carbon is stripped at Hemlo on a batch contract basis. With the carbon treatment, overall mill recoveries for Eagle River ore average 96% to 97%.

The mill tailings with an average grade of 0.25 g/t are deposited in the tailings pond. Process water is reclaimed to be used in the mill process as required to minimize the necessity to discharge effluent. An expansion/raise of the tailings dam was completed by Trow Construction Engineering Ltd. in 2002. To September 30, 2005, 2,770,320 tonnes of tailings have been deposited in the tailings basin and the remaining capacity for solids at that date was 950,000 tonnes. In 2005, a belt filter was purchased to dewater and dry stack tailings around the perimeter of the pond. This will increase water capacity and settling time prolonging the life of the tailings pond well beyond the current reserves.

The mill has historically operated 24 hours per day, 7 days per week with two crews working 12 hour shifts on a rotation of 7 days in, 7 days out. Under the new LOM plan, the mill will operate on a 14 days on, 14 days off schedule at a rate of 700-850 tonnes per day using only one crew.

Human Resources

At September 30, 2005, the Eagle River operation employed a total of 125 permanent employees, distributed by department as follows:

Summary of Eagle River Personnel, September 30, 2005

Department	Hourly	Staff	Total Employees
Mining	60	5	65
Milling including Wawa Laboratory	18	5	23
Maintenance	18	6	24
Technical Services & Site Administration	-	13	13
Total	**96**	**29**	**125**

In addition, there were 13 contractors performing diamond drilling, security services, road maintenance and ore haulage. As the new LOM plan phases in, the total number of permanent employees will fall to 96, and the costs in the mine plan are based on that number.

Permitting, Environmental Management and Closure Plan

Permits and Licences

The key mining permits for operations at the Eagle River Mine are "Certificates of Approval" of industrial sewage issued by the Ontario Ministry of the Environment for both the mill and mine site and "Closure Plan" approvals for both the mill and mine sites issued by the Ontario Ministry of Mines and Northern Development.

Eagle River Mine

(1) Certificate of Approval No. 4-0106-94-956 dated Feb 10, 1995

(2) Closure Plan issued June 21, 1995

Mill Complex

(1) Certificate of Approval No. 4-0169-88-896 dated May 10, 1989 with 6 subsequent amendments, notices No. 1 through No. 6

(2) Closure Plan issued September, 1995

The Certificates of Approval stipulate specific conditions for monitoring mine and mill water discharges and set limits on water pH, suspended solids and various deleterious compounds.

The Closure Plans specify remedial site work at closure with a budget for costs and require posting of a reclamation bond as financial assurance.

In addition to these main permits, an array of minor permits and approvals are maintained which cover all aspects of the operation and are administered by agencies ranging in this example, from the Municipal Department of Health to the Canadian Coast Guard.

Environmental Management System

The environmental management system at the Eagle River mine is based on required effluent sampling at the mill and mine sites based on the detailed requirements of "Certificates of Approval" issued by the Ministry of the Environment of Ontario.

Since operations began, results have conformed to strict effluent limits and standards set out in the "Certificate of Approval". Remedial actions have been implemented to reverse patterns recognized in effluent sampling involving zero discharge periods and closed system recirculation. Recently, total suspended solids have exceeded allowable limits in mine water discharge in February, March and April 2005. River with its consultants implemented a three-stage flocculent-coagulant treatment program which has remedied the high readings. Nevertheless, Environment Canada has filed charges with respect to these occurrences which are pending and which the company is defending.

The Tailings Management Area (TMA), located 500 metres southeast of the mill, consists of two tailings lines, a tailings dam and berm system, a concrete spillway, pump house, appropriate seepage and collection ponds and diversion ditches. The main rockfill dam located at the southeast corner of the TMA is founded on bedrock, has a crest length of 180 metres and a maximum height of 13 metres. Rockfill berms and access roads encircle the TMA on the north and south perimeters. Upstream slopes are covered by a layer of sand for filtration and a synthetic impermeable liner.

At September 30, 2005, the TMA held nearly 2.8 million dry tonnes of tailings and the remaining capacity for solids stood at 950,000 tonnes. A total of 331,000 cubic metres of unprocessed water must be retained in the facility to allow settling of suspended solids and natural degradation of cyanide. Tailings water is reclaimed for use in the mill and, therefore, discharge into the environment is minimal consisting mainly of seasonal snowmelt and rainfall.

Trow Construction Engineering Ltd. designed and upgraded the TMA and performs annual inspections which to date have not detected any movement of the tailings dam.

Closure Plan

In Ontario, closure plans must be accepted by the Ministry of Northern Development and Mines, must conform to the Mining Act (Ontario) and provide a detailed budget and financial assurance for the work. River has four closure plans covering the Eagle River Mine, Mishi Mine, Magnacon Mine and the Mill Complex. Closure costs total $570,000 for these projects and River maintains $700,000 invested in GICs and held under letters of guarantee by a major Canadian bank.

Details of the closure plans include removal of all buildings and equipment, sealing underground openings, breaking and burying all concrete with waste rock, contouring waste rock to slopes safe to wildlife and re-vegetating the tailings. All non-salvageable or contaminated material will be removed and disposed of at a certified landfill. Mine site roads will be scarified with a grader, allowed to re-vegetate naturally and trenched to restrict access.

Realizable value from the sale of plant and equipment is difficult to assess. The value of the mining equipment fleet, compressors and generators is estimated at $2.0 million under current market conditions.

Gold Sales and Taxation

Gold Sales

All gold produced by the Eagle River mine is refined (processed) by the Royal Canadian Mint in Ottawa. It is then sold to Guardian International Currency, Toronto, or International Assets Holding Corp., Florida. Gold is sold at spot prices. River does not hedge its gold production.

Taxation and Royalties

The Eagle River mine is subject to the usual taxation of Ontario and Canada, and the following is a summary of the production taxes and royalties that are applied against the operation.

Provincial Mining Tax

River is subject to an Ontario tax on mining profits at a rate of 20%. As at December 31, 2004, River had the following amounts available to reduce future mining tax otherwise payable:

Unclaimed Exploration and Development Expenditures:	$ 45,105,191
Allowance for Depreciation of Mining Costs	1,965,675
Allowance for Depreciation of Processing & Transportation:	3,837,133
	$ 50,907,999

Federal and Provincial Income Taxes

As at December 31, 2004, River had unclaimed exploration and development expenditures of approximately $32,000,000 and undepreciated capital costs of $26,000,000 which are available to reduce future taxable income. River also has capital losses of approximately $775,000 which are available indefinitely to offset future capital gains and non-capital loss of $600,000 which expires in 2014.

Royalties

River is obligated to pay an aggregate Net Smelter Royalty of 2% to Don McKinnon (0.5%), Peter Ferdeber (0.5%) and Bert Applegath (1.0%).

Economic Analysis

Production Forecast

The table below summarizes the projected annual gold production and sales from the Eagle River mine over the next three years based on the current LOM plan, starting with the fourth quarter of 2005:

Eagle River Production Forecast 2005 - 2008
(thousands of tonnes and ounces)

		2005[1]	2006	2007	Total
Ore Milled	tonnes	36.1	108.5	57.4	202.0
Grade	g/t	7.8	10.9	13.5	11.1
Gold recovery	%	96.3	96.3	96.3	96.3
Gold recovered	ounces	8.7	36.8	24.1	69.6
Gold sold	ounces	8.7	36.8	24.1	69.6

[1] In this and the following forward looking tables, only the last quarter of 2005 is included.

Revenue Estimates

In the financial model that River has developed for the Eagle River mine, a gold price of $525 per ounce has been considered. Based on the LOM production plan, gold sales are consequently projected to amount to a total of $37 million, as presented in the table below:

Gold Sales 2005 - 2008 at $525 per ounce of Gold

	2005 (Q4)	2006	2007	Total
Ounces Sold ('000s)	8.7	36.8	24.1	**69.6**
Gold Price ($)	525	525	525	**525**
Gold Sales ($ millions)	4.6	19.3	12.7	**36.6**

Cash Production (Operating) Costs

Operating Costs

The estimated operating costs cover mining and milling at the Eagle River mine site, including on-site administration and the corporate office located in Toronto as summarized in the table below:

Operating Costs 2005 – 2008

	2005	2006	2007	Total
Annual Operating Costs -$ millions				
Mining	2.5	9.4	4.4	**16.3**
Milling	1.2	3.4	2.1	**6.7**
General & Administration	1.5	5.3	3.4	**10.2**
Total operating costs	**5.2**	**18.1**	**9.9**	**33.2**
Unit Operating Costs - $ per tonne				
Mining	69	87	77	**81**
Milling	33	31	36	**33**
General & Administration	42	49	59	50
Total operating cost per tonne	**144**	**167**	**172**	**164**

Taxes and Royalties

Sufficient tax loss carry forwards exist to eliminate any taxes payable over this life-of-mine production scenario. Underlying royalties consist of a 2% Net Smelter Return which is included in General and Administration costs.

Capital Project Costs

Capital expenditures consist entirely of sustaining capital and only total $0.73 million over the remaining life of the mine, reflecting the current approach of minimizing mine development. The funds required for exploration and development for the purpose of adding to the mineral resources and reserves of the mine as outlined above are not included.

The existing reclamation fund of $0.7 million and the salvage value of plant and equipment will be sufficient to fund reclamation activities.

Eagle River Mine Projected Net Cash Flow

The table below summarizes the projected Eagle River mine cash flows at the projected gold price of $525 per ounce, net of operating costs, sustaining capital, and repayment of the capital lease obligations, but before any expenditures on exploration.

Eagle River Mine Net Cash Flow Forecast 2005 - 2008
($ millions)

	2005	2006	2007	2008	Total
Sales revenue	4.6	19.3	12.7	0	**36.5**
Operating costs	5.2	18.1	9.9	0	**33.2**
Capital project costs	0.2	0.4	0.1	0	**0.7**
Financing	2.3	(0.8)	(2.3)	(3.0)	**(3.8)**
Sub-total	7.7	17.7	7.7	(3.0)	**30.1**
Net Mine Cash Flow	**(3.1)**	**1.6**	**5.0**	**3.0**	**6.4**

Sensitivity Analysis

As with any gold mine, the Eagle River mine cash flows are sensitive to changes in gold price, reserve grade, and operating costs Given the short mine life, the calculation of a net present value (NPV) of mine cash flows has been omitted. Changes are examined that vary the parameters by ±10% and by such an amount as to reduce the net cash flow to zero, with the results set out in the table below:

Variance of Cumulative Net Cash Flow 2005 – 2008 to Changes in Mill Head Grade, Gold Price and Operating Costs
($ millions)

		Cumulative Cash Flow	
		Positive Variance	Negative Variance
Base Case		6.4	
Grade Variance ±10% or	±1.1 g/t	10.1	2.8
Grade Variance ±17.5% or	±1.9 g/t	12.8	0.0
Gold Price Variance ±10% or	±52/ounce	10.1	2.8
Gold Price Variance ±17.5% or	±92/ounce	12.8	0.0
Operating Cost Variance ±10% or	±$16/tonne milled	9.7	3.1
Operating Cost Variance ±19% or	±$30/tonne milled	11.1	0.0

The grade and the gold price are the most sensitive parameters. Given the likelihood of the actual production to include low-grade material not captured by the reserve estimate, there is a chance that the predicted cash flow will not be achieved. A higher-than-assumed gold price (as is the case at the time of writing of the River Technical Report), would counteract this pressure on the cumulative project cash flow.

Interpretation and Conclusions

The Eagle River mine has been in continuous operation since 1996, producing 767,000 ounces of gold from more than 2.1 million tonnes of ore. The operation was economically successful until 1999 but has since suffered from dilution problems and, more recently, operating cost pressure so that the net cash flow since 2000 has not been positive. As a result, necessary development has lagged the mining over the past few years. Recently, River has reacted to the economic difficulties by drastically changing the mine plan that now includes only ore that can be mined with a minimum of development. The predictable result is a large reduction in mineral resources and reserves at Eagle River, with many lower-grade blocks being removed that do not offer reasonable prospects for economic extraction. The current life-of-mine plan projects the closure of the operation for late 2007, and while small additions to the reserve tonnage will no doubt be found, mining is not assured thereafter.

Under the economic conditions assumed for the LOM, particularly a gold price of $525 per ounce, and if the reserve grade of 11.1 g/t can be achieved, the mine is forecast to produce a positive net cash flow of $6.4 million, starting October 1, 2005. However, if, as has been the case in the past few years, the mine under-achieves from a grade point of view, a lesser net cash flow will be produced. A reduction of the head grade or the gold price by 17% would result in operating cash break-even.

Rock movements in the central mined-out areas within the 6 Zone in the past two years have mostly been remedied by filling the mining voids with development waste. The indications are that the movement has been contained. However, there is a remaining risk that mining of the very high-grade ore in the 607 stopes below the 580 level (40,000 tonnes at 19.5 g/t) may be imperilled if further substantial rock movements occur above this ore block.

The lower part of the mine, below the current infrastructure, offers the opportunity to prolong the life of the operation. Projecting the main ore shoots to depth, indicates one million tonnes of mineralization to a depth of 870. An internal River study shows that at a gold price of $525 per ounce, this material would break even with a gold grade of around 10 g/t, paying back the required development capital. A key component of this deep ore would be the continued existence of the high-grade 6 Zone in much the same manner as known from the upper levels. If it is absent or greatly diminished in tonnage or grade, there would be little hope of reaching the target grade of 10 g/t. The decision to commence the depth development program must be taken in mid-2006 to assure continuity of mining operations.

Recommendations

It is obvious that underground drilling to determine the tonnage and grade of the 6 Zone below the 640 level down to the 870-level is urgently required. The drilling would have to be tight enough to allow the estimation of mineral resources in the indicated class. If positive, the other zones targeted at depth can be drilled. In total, a program of 20,000 metres is planned by River, and has indeed partially started. The drill program should be undertaken in two phases, with the results obtained in the 6 Zone being critically reviewed prior to drilling of the other targets.

River has advised that no substantial exploration programs are currently planned on the large group of claims surrounding the Eagle River mine. While there is no immediate concern with respect to the claim expiry dates, Strathcona recommend that the available information of the general area, including claims held by River and by others, be reviewed and compiled to formulate a regional exploration strategy that would augment the mine exploration efforts.

The sampling, sample preparation and assaying methods employed at the Eagle River mine and at the River-owned chemical laboratory in Wawa are industry standard. However, there is a lack of documentation and outside scrutiny of the laboratory-internal QA/QC programs, and there is currently no external QA/QC program at all. While there is no indication that the gold assays being produced by the laboratory are not reliable, the results of the internal QA/QC programs should be systematically documented to allow monitoring, and a program of external quality control, now the industry norm, needs to be instituted.

INFORMATION CONCERNING THE AMALGAMATION ENTITY

The Amalgamation Entity, a wholly-owned subsidiary of River, was incorporated under the QCA on November 15, 2005 solely for the purpose of implementing the Amalgamation. The registered office of the Amalgamation Entity is c/o Pothier Valiquette, bureau 1216, 1155, rue University, Montreal, Québec H3B 3A7. The authorized capital of the Amalgamation Entity consists of an unlimited number of Amalco Shares, of which one Amalco Share is issued and outstanding and registered in the name of River. As of December 28, 2005, the Amalgamation Entity had no assets or liabilities.

RISK FACTORS

Wesdome and River both describe the principal risks relating to their businesses in the River AIF and the Wesdome AIF, respectively (see "Risk Factors" in the River AIF and "Risk Factors and Governmental Regulation" in the Wesdome AIF) and shareholders are encouraged to review these risks for both Companies.

In addition, certain risks arise by virtue of undertaking any merger transaction. These risks, which are common for both the River Shareholders and Wesdome Shareholders, are also described below.

River Shareholders and Wesdome Shareholders should carefully consider the risk factors discussed in this section before deciding how to vote in connection with the approval of the various matters relating to the Merger.

General Risks Relating to the Merger

Integration Difficulties

Although certain management and board members of the two companies overlap, the Merger will involve the integration of companies that previously operated independently. As a result, the Merger may present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated costs, operational disruptions and the potential loss of key employees. Integration of the operations of Wesdome and River will require the dedication of management resources, which could distract attention from the day-to-day operations of New Wesdome. The difficulties which New Wesdome's management encounters in the transition and integration processes could have a material adverse effect on the revenues, level of expenses and operating results of New Wesdome. As a result of these factors, it is possible that the benefits expected from the Merger will not be fully realized or will be delayed.

In addition, although the members of the board of directors of New Wesdome and certain members of the senior management of New Wesdome following the Merger have been identified, certain members of senior management have not as yet been identified and many operational and strategic decisions with respect to New Wesdome have not as yet been made. The timing and manner of the implementation of decisions made with respect to the ongoing business of New Wesdome following the Merger may materially affect the operations of New Wesdome.

Risks Associated with a Fixed Exchange Ratio

Pursuant to the provisions of the Merger Agreement, each Wesdome Share will be exchanged for one Post-Consolidation River Share. The Exchange Ratio is fixed and it will not increase or decrease due to fluctuations in the market price of the Pre-Consolidation River Shares or the Wesdome Shares. The market value of the Post-Consolidation River Shares that Wesdome Shareholders will receive upon the Merger will depend on the market price of the Post-Consolidation River Shares on the Effective Date. If the market price of the Post-Consolidation River Shares increases or decreases, the market value of the Post-Consolidation River Shares that Wesdome Shareholders receive will correspondingly increase or decrease. The price of the Post-Consolidation River Shares on the Effective Date may be higher or lower than the current price of such shares or the price of such shares on the date of the Meetings. Many of the factors that affect the market price of the Post-Consolidation River Shares and the Wesdome Shares are beyond the control of Wesdome and River, respectively. These factors include fluctuations in the price of gold and other minerals, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Wesdome Shareholders and River Shareholders in respect of the Merger. This summary applies to holders who, for purposes of the Tax Act and at all relevant times, hold their shares as capital property and deal at arm's length, and are not affiliated, with any of Wesdome, River or the Amalgamation Entity. The Proposed Amendments will expand the meaning of "affiliated" with respect to trusts. Wesdome Shares and River Shares should generally constitute "capital property" to a holder unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares. This summary does not apply to any holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force on the date hereof, the Proposed Amendments and on our understanding of the current published administrative practices of the CRA. The summary does not take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein. It has been assumed that the Proposed Amendments will be enacted in their present form and that there will be no other relevant amendment of any governing law, whether by judicial, legislative or governmental action.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder.

Accordingly, shareholders should consult their own tax advisers with respect to the income tax consequences to them of the Merger under federal, provincial, territorial and other applicable tax legislation.

Residents of Canada

The following portion of this Circular is applicable to holders who, for the purposes of the Tax Act and any applicable income tax treaty, at all relevant times, are resident in Canada or are deemed to be resident in Canada (in this portion of the Circular, a "Holder"). Certain Holders whose Wesdome Shares or River Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election in accordance with subsection 39(4) of the Tax Act to deem such shares and every "Canadian security" (as defined in the Tax Act) owned by such Holders to be capital property in the taxation year of the election and in all subsequent taxation years.

The Amalgamation

Holders will realize neither a capital gain nor a capital loss on the Amalgamation. The cost to a Holder of River Shares received on the Amalgamation will be equal to the adjusted cost base to the Holder of the Wesdome Shares exchanged for those Post-Consolidation River Shares on the Amalgamation. A Holder's cost of such Post-Consolidation River Shares must be averaged with the adjusted cost base of any other Post-Consolidation River Shares that may be held by the Holder at that time as capital property to determine the adjusted cost base of all of the Post-Consolidation River Shares held by the Holder.

Post-Consolidation River Shares received by Wesdome Shareholders on the Amalgamation will be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education plans. Post-Consolidation River Shares will not be foreign property for purposes of Part XI of the Tax Act.

Non-Residents of Canada

The following portion of the summary is applicable to shareholders who, for purposes of the Tax Act and any applicable income tax treaty, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares and who, at all relevant times, do not use or hold and are not deemed to use or hold the shares in carrying on a business in Canada (a "Non-resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

The tax treatment of non-residents of Canada under the Tax Act and the following discussion can be affected by the provisions of an applicable income tax treaty. Non-resident Shareholders are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax treaty in their particular circumstances.

The Amalgamation

Non-resident Shareholders will realize neither a capital gain nor a capital loss on the Amalgamation. The cost to a Non-resident Shareholder of Post-Consolidation River Shares received on the Amalgamation will be equal to the aggregate adjusted cost base of the Wesdome Shares exchanged for Post-Consolidation River Shares on the Amalgamation. A Non-resident Shareholder's cost of such Post-Consolidation River Shares must be averaged with the adjusted cost base of any other Post-Consolidation River Shares that may be held by the Non-resident Shareholder at that time as capital property to determine the adjusted cost base of all of the Post-Consolidation River Shares held by the Non-resident Shareholder.

United States Federal Income Tax Considerations

Wesdome Shareholders and River Shareholders should be aware that the Merger may have tax consequences in the United States. The tax consequences for Wesdome Shareholders or River Shareholders who are resident in, or citizens of, the United States are not described in this Circular. Accordingly, shareholders should consult their own tax advisers with respect to the income tax consequences to them of the Merger under federal, state or other applicable tax legislation in the United States.

COMPARATIVE RIGHTS OF SHAREHOLDERS

As a result of the Amalgamation, Wesdome Shareholders will become shareholders of River, a corporation incorporated under and governed by the OBCA. As shareholders of an OBCA corporation, the rights of the former Wesdome Shareholders will differ in certain respects from their rights as shareholders of a company incorporated under the Québec Act. The following is a summary of certain material differences.

Nomination of Directors

The OBCA includes provisions pursuant to which shareholders may nominate candidates for election as directors at an annual meeting of shareholders by means of a shareholder proposal which is signed by one or more holders of shares representing at least 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting at which the proposal is to be presented.

The Québec Act does not contain similar provisions.

Business Introduced by Shareholders at Annual Meetings

The OBCA provides that a shareholder entitled to vote at an annual meeting of shareholders may submit to the corporation, in accordance with the procedures set out in the OBCA, a notice of any matter that he or she proposes to raise at the meeting. The corporation must, other than in circumstances where the proposal is frivolous or repetitive, set out the notice in or attach it to the management information circular for such meeting. A shareholder can discuss any matter at the meeting in respect of which the shareholder would be entitled to submit a proposal.

The Québec Act does not contain similar provisions.

Dissent Rights

The OBCA provides that shareholders are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with certain matters. The OBCA provides that, where a corporation fails to make an offer to pay fair value for the shares of a dissenting shareholder, the corporation, or failing the corporation, the dissenting shareholder may apply to a court to fix the fair value of the shares.

No rights of appraisal or similar rights of dissent exist under the Québec Act.

Derivative Actions

Under the OBCA, certain persons including shareholders, directors and officers of a corporation (a complainant) may apply to the court for leave to bring an action in the name of and on behalf of the corporation or any subsidiary or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. In such circumstances the court may make any order it thinks fit.

Derivative actions are not available under the Québec Act. Although a form of derivative action is available under the Code of Civil Procedure of Québec S. 33, it may be available only to shareholders and the remedies available may be more restrictive than those available under the OBCA.

Oppression Remedy

The OBCA contains an oppression remedy that enables the court, if satisfied upon application by a complainant (as defined above under Derivative Actions) that any act or omission of the corporation or any exercise of the powers of the directors of the corporation is oppressive or unfairly prejudicial to, or unfairly disregards the interests of, any security holder, creditor, director or officer, to make any order, both interim and final, to rectify the matters complained of. The oppression remedy is very flexible and is frequently relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in a corporation.

No similar oppression remedy exists under the Québec Act although recourse under the Code of Civil Procedure of Québec S. 33 may be available.

Vote Required for Extraordinary Corporate Transactions

Under the OBCA, certain extraordinary corporate actions such as certain amalgamations, continuances, sales leases or exchanges of all or substantially all of the assets of a corporation other than in the ordinary course of business, liquidations, dissolutions and arrangement, are required to be approved by special resolution (a resolution passed by not less than two-thirds of the votes cast by the shareholders who vote on the resolution) of the holders of all shares, whether or not the shares are designated as voting shares in the corporation's articles. In certain cases, the special resolution is also required to be approved by shareholders separately as a class or series.

Under the Québec Act, unless otherwise restricted by the articles of by-laws of the corporation, directors have the power to authorize the sale of any corporate asset without approval of the shareholders.

LEGAL MATTERS

Certain legal matters in connection with the Merger will be passed upon by Heenan Blaikie LLP, Toronto, Ontario on behalf of Wesdome, and by Cassels Brock & Blackwell LLP, Toronto, Ontario on behalf of River.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates of Cassels Brock & Blackwell LLP and Heenan Blaikie LLP did not beneficially own, directly or indirectly, more than 1% of the River Shares or more than 1% of the Wesdome Shares.

GRANT THORNTON LLP CONSENT

We have read the Notices of Special Meetings of Shareholders to be held January 27, 2006 and the Joint Management Information Circular (the "Circular") dated December 29, 2005 relating to the proposed merger of Wesdome Gold Mines Inc. and River Gold Mines Ltd. (the "Company"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and deficit and cash flows for each of the years in the two-year period ended December 31, 2004. Our report is dated February 18, 2005.

"(signed)"

Grant Thornton LLP

Chartered Accountants

Toronto, Canada
December 29, 2005

APPROVAL AND CERTIFICATE OF WESDOME GOLD MINES INC.

The contents and sending of this Circular have been approved by the Wesdome Board.

The information contained in this Circular concerning Wesdome, including the information incorporated by reference herein, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, December 29, 2005.

"(signed)"

Paul Cregheur
President

"(signed)"

Donald D. Orr
Secretary-Treasurer

APPROVAL AND CERTIFICATE OF RIVER GOLD MINES LTD.

The contents and sending of this Circular have been approved by the River Board.

The information contained in this Circular concerning River, including the information incorporated by reference herein, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, December 29, 2005.

"(signed)"

Murray H. Pollitt, P. Eng
President

"(signed)"

Donald D. Orr
Secretary-Treasurer

APPENDIX "A"

FORM OF WESDOME AMALGAMATION RESOLUTION

SPECIAL RESOLUTION
OF THE SHAREHOLDERS OF WESDOME GOLD MINES INC.
(the "Corporation")

BE IT RESOLVED THAT:

1. the amalgamation of the Corporation with 9162-6812 Québec Inc., a wholly-owned subsidiary of RIVER GOLD MINES LTD., in accordance with the terms of the amalgamation agreement (the "Amalgamation Agreement") in the form set out in Appendix "E" to the joint management information circular dated December 29, 2005, be and the same is hereby approved;

2. notwithstanding that this resolution has been passed (and the Amalgamation adopted) by the shareholders, the directors of the Corporation are hereby authorized and empowered (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) not to proceed with the Amalgamation without further approval of the shareholders, but only if the Amalgamation Agreement is terminated in accordance with its terms; and

3. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "B"

FORM OF RIVER MERGER RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF RIVER GOLD MINES LTD. (the "Corporation")

BE IT RESOLVED THAT:

1. the execution and delivery by the Corporation of the merger agreement dated December 13, 2005 (the "Merger Agreement") between the Corporation and Wesdome Gold Mines Inc. ("Wesdome") is hereby confirmed, ratified and approved and any and all transactions contemplated by the Merger Agreement, including the following are authorized and approved:

   (a) an amendment to the articles of the Corporation;

      (i) effecting the consolidation (the "Share Consolidation") of the outstanding common shares in the capital of the Corporation on the basis that 1.538461538 common shares in the capital of the Corporation will be consolidated into one such share; and

      (ii) changing the name of the Corporation to "Wesdome Gold Mines Ltd."; and

   (b) the reservation for issuance and the issuance of an aggregate of approximately 49,650,025 post Share Consolidation common shares pursuant to the Merger Agreement to be issued in exchange of Wesdome common shares and including common shares to be reserved for issuance for delivery upon exercise of options and warrants issued by Wesdome to purchase Wesdome common shares.

2. notwithstanding that this resolution has been passed by the shareholders, the directors of the Corporation are hereby authorized and empowered (i) to amend the Merger Agreement to the extent permitted by the Merger Agreement, and (ii) not to proceed with the merger contemplated therein without further approval of the shareholders, but only if the Merger Agreement is terminated in accordance with its terms; and

3. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "C"

FORM OF RIVER BY-LAW RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF RIVER GOLD MINES LTD.
(the "Corporation")

BE IT RESOLVED THAT:

1. By-law No. 1 in the form set out in Appendix "C" to the joint information circular dated December 29, 2005 be ratified and confirmed as the general by-law governing the conduct and affairs of the Corporation and the repeal of the former By-law No. 1 be confirmed; and

2. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "D"

FORM OF RIVER GENERAL BY-LAW

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

RIVER GOLD MINES LTD.

CONTENTS

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of RIVER GOLD MINES LTD. (hereinafter called the "Corporation") as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1) "Act" means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2) "appoint" includes "elect" and vice versa;

(3) "board" means the board of directors of the Corporation;

(4) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5) "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7) "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(9) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(10) the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Corporate Seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.

2.02 Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03 Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04 Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05 Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.06 Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE

DIRECTORS

3.01 Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to paragraph 3.08, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02 Qualification

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians, provided that if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03 Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04 Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05 Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07 Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to paragraphs 3.08 and 3.09, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08 Canadian Majority

The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where

(a)a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)a majority of resident Canadians would have been present had that director been present at the meeting.

3.09 Meeting by Telephone

If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.10 Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.11 Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board, the President, a Vice-President who is a director or any two directors may determine and the Secretary, when directed by the board, the Chairman of the Board, the President, a Vice-President who is a director or any two directors shall convene a meeting of the board.

3.12 Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 12.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.13 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.14 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15 Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.16 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.17 Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.18 Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as permitted by the Act.

3.19 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01 Committees of Directors

The board may appoint one or more committees of directors, however designated, and delegate to such committee or committees any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of any such committee shall be resident Canadians.

4.02 Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03 Audit Committee

The board shall, so long as the Corporation remains an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act. The composition of the audit committee shall otherwise comply with applicable securities laws and regulations in effect from time to time.

4.04 Advisory Committees

The board may from time to time appoint such other committees of persons not directors as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05 Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE

OFFICERS

5.01 Appointment

The board shall appoint a Chairman of the Board and a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02 Chairman of the Board

The Chairman of the Board shall be a director and shall, when present, preside at all meetings of the board and committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03 President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board or if the Chairman of the Board is absent or unable or refuses to act.

5.04 Vice-President

Each Vice-President shall have such powers and duties as the board or the President may specify. The Vice-President or, if more than one, the Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of the board and that a Vice-President who is not a director and shareholder shall not preside as chairman at any meeting of shareholders.

5.05 Secretary

The Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.06 Treasurer

The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer shall be the Chief Financial Officer of the Corporation.

5.07 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09 Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10 Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11 Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.18.

5.12 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

5.13 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

SECTION SIX

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02 For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.18, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03 Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04 Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a) he acted honestly and in good faith with a view to the best interest of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

6.05 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01 Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.02 Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03 Registration of Transfers

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04 Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05 Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange recognized by the Ontario Securities Commission, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06 Non-recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

7.07 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.08 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01 Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01 Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02 Special Meetings

The board, the Chairman of the Board or the President shall have power to call a special meeting of shareholders at any time.

9.03 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

9.04 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 12.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

9.06 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b) if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.08 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the Chairman of the board, the President or a Vice-President who is a director and a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.09 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.10 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.11 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 9.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that such person has transferred any of his shares after the record date determined in accordance with paragraph 9.06 and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 9.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

9.12 Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing and shall conform with the requirements of the Act.

9.13 Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.14 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.15 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.16 Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

9.17 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.18 Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.19 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

INFORMATION AVAILABLE TO SHAREHOLDERS

10.01 Information Available to Shareholders

Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

10.02 Directors' Determination

The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01 Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations or any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.03 Officers of Division

From time to time the board or, if authorized by the board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE

NOTICES

12.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.02 Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12.03 Proof of Service

A certificate of the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

12.04 Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

12.05 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

12.06 Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.07 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

12.08 Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

12.09 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.10 Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN

EFFECTIVE DATE

13.01 Effective Date

This by-law shall come into force upon being confirmed by the shareholders.

SECTION FOURTEEN

REPEAL

14.01 Repeal

Upon this by-law coming into force, by-law number 1 and by-law number 2 of the Corporation shall be repealed and this by-law shall supersede the previous by-laws; provided, however, that such repeal shall not affect the previous operation of such by-laws so repealed or affect the validity of any act done, or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-laws prior to their repeal; and provided further, that any act or circumstance giving rise to a claim for indemnification under any by-law of the Corporation, whether occurring before or after the adoption of this by-law, shall be governed by this by-law. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-laws shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.

ENACTED this day of , 2005.

WITNESS the seal of the Corporation.

President   Secretary

BE IT RESOLVED THAT the foregoing By-Law No. 1 being a by-law relating generally to the transaction of the business and affairs of the Corporation be and the same is hereby made as a by-law of the Corporation and the President and the Secretary be and they are hereby authorized to sign the by-law and to apply the corporate seal thereto.

The undersigned, being all the directors of the Corporation by their signatures hereby consent, pursuant to the provisions of the Business Corporations Act, to the foregoing resolution.

DATED the day of , 2005.

Murray Pollitt   Rowland Uloth

Donald Orr

John Bate

James Wheeler

Barry Smith

BE IT RESOLVED THAT the foregoing By-Law No. 1 being a by-law relating generally to the transaction of the business and affairs of the Corporation be and the same is hereby confirmed without amendment as a by-law of the Corporation.

The foregoing by-law was confirmed at a shareholders' meeting held on the day of, 20• at which a quorum of shareholders entitled to vote was present in person or by proxy pursuant to the Business Corporations Act.

DATED the day of , 2005.

Chairman

Secretary

APPENDIX "E"

FORM OF NEW WESDOME STOCK OPTION PLAN RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF
RIVER GOLD MINES LTD.
(the "Corporation")

BE IT RESOLVED THAT:

1. the current stock option plan of the Corporation, being the plan originally adopted in 1996, as amended, (the "Option Plan") be hereby ratified and confirmed as the stock option plan of the Corporation following the Corporation's merger with Wesdome Gold Mines Inc. ("Wesdome");

2. the number of common shares in the capital of the Corporation (the "Common Shares") reserved for issuance pursuant to the Option Plan be increased from 2,000,000 to 5,000,000 Common Shares (on a post-consolidation basis) and the Corporation is hereby authorized and directed to issue such Common Shares upon the exercise of options in accordance with the terms of the Plan as fully paid and non-assessable shares of the Corporation;

3. the assumption by the Corporation of 1,460,000 issued and outstanding options granted pursuant to the stock option plan of Wesdome, being the plan original adopted in 1999, as amended, is hereby authorized and approved, such Wesdome Options to be included in the number of issued and outstanding options granted pursuant to the Option Plan; and

4. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "F"

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the • day of January, 2006.

BETWEEN:

RIVER GOLD MINES LTD., a company existing under the laws of the Province of Ontario,

(hereinafter referred to as "River")

- and -

WESDOME GOLD MINES INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Wesdome")

- and -

9162-6812 QUÉBEC INC., a company existing under the laws of the Province of Québec,

(hereinafter referred to as "Subco")

WHEREAS Wesdome and Subco, which is a wholly-owned subsidiary of River, have agreed to amalgamate pursuant to Part 1A of the *Companies Act* (Québec) (the "Companies Act") upon the terms and conditions hereinafter described and for such purpose River has agreed to issue its common shares as hereinafter provided;

AND WHEREAS the Amalgamation (as defined herein) will not contravene section 123.116 of the Companies Act;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set forth:

"Act" means the *Companies Act* (Québec).

"Agreement", "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

"Amalgamated Corporation" means the continuing corporation constituted upon the Amalgamation becoming effective.

"Amalgamating Corporations" means Wesdome and Subco.

"Amalgamation" means the amalgamation of Wesdome and Subco under the provisions of the Act as contemplated in this Agreement.

"Articles of Amalgamation" means the Articles of Amalgamation with respect to the Amalgamation.

"Common Shares" means the common shares in the capital of the Amalgamated Corporation.

"Companies Act" means the *Companies Act* (Québec);

"Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the Act giving effect to the Amalgamation.

"River" means River Gold Mines Ltd.

"River Shares" means the common shares in the capital of River as constituted on the Effective Date.

"Subco" means 9162-6812 Québec Inc.

"Subco Share" means the common share in the capital of Subco.

"Transfer Agent" means Computershare Investor Services Inc.

"Wesdome" means Wesdome Gold Mines Inc.

"Wesdome Options" means the stock options granted pursuant to the stock option plan of Wesdome dated December 29, 1999 and remaining unexercised and unexpired.

"Wesdome Shares" means the common shares in the capital of Wesdome as constituted on the Effective Date.

"Wesdome Warrants" means common share purchase warrants of Wesdome, each such warrant entitling the holder thereof to purchase one Wesdome Share on or before August 10, 2006 at a price of $1.70 or $1.50 per share.

1.02 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03 Number, etc.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.04 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

ARTICLE II
THE AMALGAMATION

2.01 The Amalgamation

The Amalgamating Corporations hereby agree to amalgamate pursuant to the provisions of Part 1A of the Act and to continue as one corporation on the terms and conditions herein set forth. In this regard, each of River, Wesdome and Subco shall take all steps as are necessary or desirable for the implementation of the Amalgamation and the filing of the Articles of Amalgamation with the General Inspector of Financial Institutions pursuant to Section 123.118 of the Act. At the Effective Date:

(a) the amalgamation of Wesdome and Subco and their continuance as one corporation shall become effective;

(b) the property of each of Wesdome and Subco shall continue to be the property of the Amalgamated Corporation;

(c) the Amalgamated Corporation shall continue to be liable for the obligations of each of Wesdome and Subco;

(d) any existing cause of action, claim or liability to prosecution with respect to either Wesdome or Subco shall be unaffected;

(e) any civil, criminal or administrative action or proceeding pending by or against either Wesdome or Subco may be continued to be prosecuted by or against the Amalgamated Corporation; and

(f) the Articles of Amalgamation shall be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Corporation.

ARTICLE III
AMALGAMATED CORPORATION

3.01 Name

The name of the Amalgamated Corporation shall be "Wesdome Gold Mines Inc."

3.02 Business of the Amalgamated Corporation

The shall be no restriction or limit on the business or businesses which the Amalgamated Corporation is authorized to carry on.

3.03 Registered Office

The registered office of the Amalgamated Corporation shall be located in the City of Montréal.

3.04 Authorized Capital

The authorized capital of the Amalgamated Corporation shall consist of an unlimited number of shares without par value designated as "Common Shares".

3.05 Rights, Privileges, Restrictions and Conditions Attaching to the Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(a) Each holder of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Amalgamated Corporation, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each Common Share held by such holder.

(b) The holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive dividends if and when declared by the board of directors of the Amalgamated Corporation.

(c) In the event of any liquidation, dissolution or winding-up of the Amalgamated Corporation or other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive the remaining property or assets of the Amalgamated Corporation.

3.06 Directors

(a) **Minimum and Maximum.** The number of directors of the Amalgamated Corporation shall be one.

(b) **First Director.** The first director of the Amalgamated Corporation, who shall hold office until the first annual meeting of the shareholders of the Amalgamated Corporation or until his successor is duly elected or appointed, shall be the person whose name, address and Canadian residence status appear below:

Name	Residence Address	Canadian Resident
Donald D. Orr	15 Whitecroft Place Etobicoke, Ontario M9A 4T3	Yes

3.07 Officers

The officers of the Amalgamated Corporation shall, until changed by the directors of the Amalgamated Corporation, be as follows:

Office	Name
President	Paul Cregheur
Secretary	Donald D. Orr

3.08 By-Laws

The by-laws of the Amalgamated Corporation shall be the by-laws of Subco until repealed, amended or altered.

ARTICLE IV
ISSUANCE OF RIVER SHARES AND COMMON SHARES UPON THE AMALGAMATION

4.01 Exchange of Wesdome Shares

Upon the consummation of the Amalgamation the Wesdome Shares, Wesdome Warrants and Wesdome Options which are issued and outstanding immediately prior to the Effective Date shall be dealt with as follows:

(a) each issued and outstanding Wesdome Share, other than those held by River, shall be exchanged for River Shares on the basis of one River Share for each one Wesdome Share;

(b) each issued and outstanding Wesdome Warrant shall be assumed by River;

(c) each issued and outstanding Wesdome Option shall be assumed by River;

(d) Wesdome Shares held by River shall be cancelled without any repayment therefor.

4.02 Issuance of Common Shares

Upon the Amalgamation, the Subco Share held by River shall be exchanged for one Common Share and, as consideration for the issue of River Shares to the holders of Wesdome Shares, other than River, River will also receive one Common Share for each River Share so issued.

4.03 Issuance of Certificates Representing River Shares

At or promptly after the Effective Date, River shall deposit with the Transfer Agent, for the benefit of the holders of Wesdome Shares who will receive River Shares in connection with the Transaction, certificates representing the maximum number of River Shares that are issuable in connection with the Amalgamation. Upon surrender to the Transfer Agent of a certificate which immediately prior to or upon the Effective Date represented Wesdome Shares in respect of which the holder is entitled to receive River Shares in connection with the Amalgamation, together with a duly completed letter of transmittal and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefore, and after the Effective Date the Transfer Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of River Shares which such holder has the right to receive. In the event of a transfer of ownership of Wesdome Shares that was not registered in the securities register of Wesdome, a certificate representing the proper number of River Shares may be issued to the transferee if the certificate representing such Wesdome Shares is presented to the Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.03, each certificate which immediately prior to or upon the Effective Date represented one or more Wesdome Shares, under the Amalgamation, that were exchanged or were deemed to be exchanged for River Shares shall be deemed at all time after the Effective Date to represent only the right to receive upon such surrender a certificate representing that number (rounded down to the nearest whole number) of River Shares which such holder has the right to receive.

4.04 Lost Certificates

In the event any certificate which immediately prior to the Effective Date represented one or more outstanding Wesdome Shares that were exchanged pursuant to the Amalgamation shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Wesdome Shares claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more River Shares pursuant to Section 4.03 hereof in each case deliverable in accordance with the Amalgamation. The holder to whom certificates representing River Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to River, Wesdome and the Transfer Agent in such sum as River or Wesdome may direct or otherwise indemnify River or Wesdome in a manner satisfactory to River or Wesdome against any claim that may be made against River or Wesdome with respect to the certificate alleged to have been lost, stolen or destroyed.

4.05 Extinguishment of Rights

Any certificate which immediately prior to the Effective Date represented outstanding Wesdome Shares that has not been deposited with all other instruments required by Section 4.03 hereof on or prior to the earlier of the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a holder of River Shares. On such date, the River Shares (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to River, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of River, Wesdome or the Transfer Agent shall be liable to any person in respect of River Shares (or dividends and/or distributions thereon) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.06 Withholding Rights

River, Wesdome and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of River Shares or Wesdome Shares such amounts as River, Wesdome or the Transfer Agent is required to deduct and withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Wesdome Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate tax authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the consideration otherwise payable to the holder, River, Wesdome and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to River, Wesdome or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and River, Wesdome or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.07 Termination of Depositary

Any River Shares that remain undistributed by the Transfer Agent to former holder of Wesdome Shares 24 months after the Effective Date shall be delivered to River, upon demand thereof, and holders of certificates previously representing Wesdome Shares who have not theretofore complied with section 4.03 hereof shall thereafter look only to River for payment of any claim to River Shares or dividends or distributions, if any, in respect thereof.

ARTICLE V
ARTICLES OF AMALGAMATION

5.01 Articles of Amalgamation

The Amalgamating Corporations shall jointly file under the Act, Articles of Amalgamation and such other documents as may be required by the Act to give effect to the Amalgamation.

5.02 Modification or Amendment

The Amalgamating Corporations and River and each of them may, by resolution of their respective boards of directors, assent to any modification of this Agreement which their respective shareholders, directors or any regulatory authority may require, and this Agreement shall be deemed to include such modifications.

ARTICLE VI
GENERAL

6.01 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec.

IN WITNESS WHEREOF this Amalgamation Agreement has been executed by the parties hereto.

RIVER GOLD MINES LTD.

Per:________________________________

WESDOME GOLD MINES INC.

Per:____________________________________

9162-6812 QUÉBEC INC.

Per:____________________________________

APPENDIX "G"

JENNINGS FAIRNESS OPINION

JENNINGS CAPITAL INC.

December 22, 2005

The Board of Directors
Wesdome Gold Mines Inc.
Suite 1305, 8 King Street East
Toronto, ON
M5C 1B5

Attention: Jean Martineau

Dear Mr. Martineau:

Re: Fairness Opinion on the Proposed Business Combination of Wesdome Gold Mines Inc. and River Gold Mines Ltd.

Summary of the Combination

We, Jennings Capital Inc., ("Jennings Capital", "we" or "us"), understand that Wesdome Gold Mines Inc. ("Wesdome" or the "Company"), River Gold Mines Ltd. ("River Gold") and 9162-6812 Québec Inc., a wholly-owned subsidiary of River Gold ("River Gold Subco") have entered into a merger agreement, dated as of December 13, 2005 (the "Merger Agreement"), which provides, among other things, for a business combination, by way of amalgamation under the provisions of the *Companies Act* (Québec) (the "Combination"), of River Gold Subco with and into Wesdome. Pursuant to the Combination, Wesdome will become a wholly-owned subsidiary of River Gold and each one (1) outstanding common shares of Wesdome (the "Common Shares") will be exchanged for one (1) Common Share of River Gold (the "Exchange Ratio"). Upon the completion of the Combination, each holder of a warrant, option or other convertible security of Wesdome, which was exercisable or convertible, as the case may be, into common shares of Wesdome, will be exercisable or convertible, as the case may be, into common shares of River Gold in lieu of Wesdome Shares on the same terms and conditions as the original warrant, option or other convertible security of Wesdome after taking into consideration the Exchange Ratio.

Immediately prior to the completion of the Combination, River Gold will (i) consolidate its common shares on the basis that each 1.538461538 common shares of River Gold will be exchanged for one (1) common share of River Gold, and (ii) change its name to "Wesdome Gold Mines Inc.". The terms and conditions of the Combination are more particularly set out in the Merger Agreement.

Jennings Capital understands that the terms and conditions necessary to complete the Combination will be described in a management information circular of Wesdome (the "Proxy Circular") to be mailed to all holders of securities of Wesdome entitled to vote thereon in connection with the special meeting of shareholders of Wesdome called to consider the Combination (the "Shareholders Meeting")

Engagement of Jennings Capital

After meetings between representatives of the Company and Jennings Capital in June 2005, by letter agreement dated September 2, 2005 (the "Engagement Agreement"), the Company retained Jennings Capital (the "Engagement") to provide the independent committee of the board of directors of Wesdome (the "Independent Committee") a written fairness opinion (the "Opinion"), with respect to the fairness, from a financial point of view, of the Combination.

The terms of the Engagement Agreement provide for Jennings Capital to be paid a fee equal to $90,000 (plus applicable GST) for rendering this Opinion. In addition, pursuant to the Engagement Agreement, Jennings Capital is entitled to be reimbursed for its out-of-pocket expenses (up to a maximum of $2,500) and to be indemnified by Wesdome with respect to certain liabilities that might arise out of the Engagement. Jennings Capital consents to the inclusion of the text of this Opinion, in its entirety, and a summary thereof in the Proxy Circular which will be mailed to holders of securities of Wesdome entitled to vote on the Combination, and to the filing thereof, as necessary, by Wesdome with the securities commissions or similar regulatory authorities in each province of Canada.

We understand that the Combination is not subject to the formal valuation requirements or applicable policies of corporate or securities regulatory authorities. Accordingly, we have not been engaged to provide a formal valuation or appraisal of the securities or assets of the Company, River Gold or River Gold Subco, and this Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances. We have had access to the senior management group of the Company and were not, to the best of our knowledge, denied any type of information or access that we requested.

Credentials of Jennings Capital

Jennings Capital is a fully licensed, full service, independent investment banking firm with offices in Toronto, Calgary and Vancouver and with operations in corporate finance, mergers and acquisitions, equity sales and trading and investment research. Jennings Capital and its principals have extensive knowledge of Canadian equity capital markets, including the mining sector, have prepared numerous valuations and fairness opinions and have led numerous transactions involving private and publicly-traded Companies. This Opinion is the opinion of Jennings Capital and the form and content herein have been approved for release by a committee of our senior bankers and legal counsel, each of whom is experienced in merger, acquisition, divesture and valuation matters.

JENNINGS CAPITAL INC.

Relationships with Interested Parties

Neither Jennings Capital, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario) of Wesdome, River Gold or River Gold Subco, or any of their respective associates or affiliates. Jennings Capital has not been engaged to provide any financial advisory services to any of the foregoing entities, nor has it participated in any financings involving Wesdome or River Gold, or any of their respective associates or affiliates, within the past two years.

There are no understandings, agreements or commitments between Jennings Capital and Wesdome or River Gold, or any of their respective associates or affiliates with respect to any future business dealings. Jennings Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Wesdome or River Gold or any of their respective associates or affiliates.

Other Activities of Jennings Capital

Jennings Capital acts as a trader and dealer of securities, both as principal and agent, in different financial markets and, as such, may have had and may in the future have positions in the securities of Wesdome or River Gold, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Jennings Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Wesdome, River Gold or the Combination.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

i. the Merger Agreement;

ii. the joint press release of Wesdome and River Gold dated April 20, 2005 entitled "River Gold Mines and Wesdome Gold Mines to Consider Business Combination";

iii. a draft dated December 6, 2005 of the Proxy Circular;

iv. financial forecasts, budgets, analyses, mine and business plan, financial models of senior management of Wesdome for the 2005, 2006 and 2007 fiscal years;

v. limited review of financial forecasts, budgets, analyses, mine and business plan, financial models of senior management of River Gold for approximately the 2005 and 2006 fiscal years;

vi. River Gold Mines Ltd. "Going Forward", 2005 Denver Gold Show Presentation;

vii. site visit to Kiena Mine and Eagle River Mine;

viii. review of the properties of Wesdome in conjunction with senior management of Wesdome;

ix. the report of Geologica, Groupe-Conseil, entitled "Technical Report of the Wesdome Group of Properties" (Kiena Mine, Shawkey No. 22 Structure and Wesdome "A" Zone) Dubuisson Township, Province of Quebec, Canada. Val D'Or, Quebec. April 15th, 2005. Authors: A.J. Beauregard, Geol., OGQ, FGAC, AEMQ; D. Gaudreault, P. Eng., OIQ, AEMQ;

x. partial review of draft copy of the report entitled, "Technical Report on the Eagle River Gold Mine for River Gold Mines Ltd."; Nov 2005 Authors: George Mannard, P. Geo; Henrik Thalenhost, P. Geo.;

xi. discussions with senior management of Wesdome;

xii. limited discussions with senior management of River Gold;

xiii. discussions with the outside legal counsel to both Wesdome and River Gold;

xiv. publicly available information regarding the trading history of the common shares of both Wesdome and River Gold and other selected public companies that we considered relevant;

xv. an evaluation of the trading multiples of various public companies that have similar characteristics to Wesdome and River Gold;

xvi. an analysis of comparable mining sector transactions;

xvii. certain other documents filed by Wesdome and River Gold on the System for Electronic Document Analysis and Retrieval since January 1, 2003, which Jennings Capital considered necessary in its evaluation; and

xviii. such other public information, discussion or analyses as Jennings Capital considered necessary or appropriate in the circumstances.

The foregoing shall hereinafter be collectively referred to as the "Information".

Jennings Capital has not, to the best of its knowledge, been denied access by Wesdome to any information under its control requested by Jennings Capital.

Assumptions and Limitations

Our opinion is subject to the following assumptions, explanations and limitations.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, River Gold or River Gold Subco, and this Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which common shares of Wesdome, after giving effect to the Combination, may trade at any future date. Jennings Capital was similarly not engaged to review any legal, tax or accounting aspects of the Combination.

With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of Wesdome and its agents and advisors or otherwise obtained pursuant to the Engagement. This Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested and, subject to the exercise of professional judgment, have not independently verified the completeness or accuracy of any such information, data, advice, opinions and representations.

With respect to budgets, financial forecasts, projections or estimates provided to Jennings Capital and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of Wesdome or River Gold and are, or were at the time, and continue to be reasonable in the circumstances.

Senior management of Wesdome has represented to Jennings Capital in a certificate that, among other things: (i) the Information provided to Jennings Capital, directly or indirectly, orally or in writing, by Wesdome or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement, including in relation to the preparation of this Opinion, was, at the date the Information was provided to Jennings Capital, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Wesdome and each of its subsidiaries, associates or affiliates, their respective securities or omit to state a material fact in respect of Wesdome necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) all business plans, forecasts, projections, estimates and budgets provided to Jennings Capital were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Wesdome and its subsidiaries, associates and affiliates as to the matters covered thereby and such forecasts, projections, estimates and budgets reasonably represent the views of management of Wesdome and its financial prospects and forecasted performance of Wesdome and its subsidiaries, associates and affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Wesdome; and (iii) since the dates on which the Information was provided to Jennings Capital, there have not been any material changes or new material facts, financial or otherwise, relating to the business or affairs of Wesdome, its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing to Jennings Capital.

This Opinion is being provided for use by the Board of Directors only and may not be relied upon by any other person. This Opinion does not constitute a recommendation to the board of directors of Wesdome or any shareholder of Wesdome as to whether shareholders of Wesdome should accept the terms of the Combination. Except as contemplated herein, this Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

Jennings Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Jennings Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Jennings Capital reserves the right to change, modify or withdraw this Opinion.

Approach to Fairness

In rendering this Opinion, Jennings Capital has considered and performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Jennings Capital's assessment of the surrounding factual circumstances relating to the Combination and Jennings Capital's analysis of such factual circumstances in its best judgment. Any attempt to select portions of Jennings Capital's analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Opinion. This Opinion should be read in its entirety.

Opinion

Based upon, among other things, the Information and the above observations, assumptions and limitations and analyses and other relevant factors, Jennings Capital is of the opinion that, should the Combination be approved by the holders of securities of River Gold and Wesdome entitled to vote thereon, and be completed, the Combination, as a whole, is fair, from a financial point of view, to the holders of securities of Wesdome, and their associates and affiliates.

Yours truly,

JENNINGS CAPITAL INC.

Jennings Capital Inc

APPENDIX "H"

RESEARCH CAPITAL FAIRNESS OPINION

Research Capital
innovationandexecution

222 Bay Street, Suite 1500
Ernst & Young Tower, TD Centre
Toronto, ON M5K 1J5

T. 416.860.7600
F. 416.860.7674

December 23, 2005

The Special Committee of the
Board of Directors of
River Gold Mines Ltd.
8 King Street East, Suite 1305
Toronto, ON M5C 1B5

Dear Sirs:

Research Capital Corporation ("Research Capital", "we", "us" or "our") understands that River Gold Mines Ltd. ("River Gold") has entered into a merger agreement dated December 13, 2005 (the "Merger Agreement") with, *inter alia*, Wesdome Gold Mines Inc. ("Wesdome") in respect of a proposed merger transaction (the "Transaction") whereby, among other things:

(i) the common shares in the capital of River Gold will be consolidated on the basis that one new River Gold common share (a "Post Consolidation River Gold Share") will be issued for each 1.538461538 pre-consolidation common shares of River Gold;

(ii) Wesdome will amalgamate with a wholly-owned subsidiary of River Gold (the "Amalgamation"); and

(iii) shareholders of Wesdome will, upon the Amalgamation, receive one Post Consolidation River Gold Share for each Wesdome common share held by them at the time of the Amalgamation.

We also understand that completion of the Transaction will be conditional upon, among other things, approval by a minimum of $66^2/_3\%$ of the votes cast by the holders of River Gold common shares (the "River Gold Shareholders") and by a minimum of $66^2/_3\%$ of the votes cast by the holders of Wesdome common shares at separate special meetings of shareholders to be held on or about January 27, 2006. Additionally, we understand that the Transaction requires approval by a majority of at least 50% of the votes cast by disinterested shareholders at such meetings. The terms and conditions of the Transaction are more fully described in the Merger Agreement and in the Joint Management Information Circular Concerning the Proposed Merger of Wesdome Gold Mines Inc. and River Gold Mines Ltd. to be dated December 29, 2005 (the "Information Circular").

River Gold is managed by a team consisting of Murray H. Pollitt as President and Chief Executive Officer, Paul Cregheur as Vice President, Operations and Donald D. Orr as Secretary-Treasurer. Wesdome is managed by a team consisting of Murray H. Pollitt as Chairman, Paul Cregheur as President and Donald D. Orr as Secretary-Treasurer. We understand that Western Quebec Mines Inc. ("Western Quebec") is the largest shareholder of River Gold, holding approximately 31.9% of the outstanding River Gold common shares as of December 23, 2005, and is also the largest shareholder of Wesdome, holding approximately 42.4% of the outstanding Wesdome common shares as of December 23, 2005. We further understand that as of December

22, 2005, Murray Pollitt owned, directly and indirectly, approximately 17.6% of the outstanding shares of Western Quebec, and both Murray Pollitt and Donald D. Orr are directors of Western Quebec. Paul Cregheur and Donald D. Orr are also officers of Western Quebec.

We understand that, although the Transaction is a "related party transaction" for River Gold within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Autorité des marchés financiers (collectively, the "Policies"), the Transaction is exempt (by way of express provision of the Policies and/or as a result of obtaining a discretionary exemption) from the formal valuation requirements of the Policies. As recommended in the Policies, the respective boards of director of each of River Gold and Wesdome (together, the "Companies") have established special committees to consider the Transaction, and separate financial advisors have been engaged by the Companies.

Engagement of Research Capital Corporation

On August 31, 2005, the special committee of the board of directors of River Gold (the "River Gold Special Committee") retained the services of Research Capital in connection with the Transaction. Such services include the preparation and delivery to the River Gold Special Committee of an opinion (this "Opinion") as to the fairness, from a financial point of view, of the Transaction to the River Gold Shareholders.

We have not been engaged to prepare, and have not prepared, a formal valuation or appraisal of any of the assets, liabilities or shares of River Gold or Wesdome, and this Opinion should not be construed as such. However, Research Capital has conducted such financial analyses as it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Opinion.

None of Research Capital, its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario) (the "Act") of River Gold or Wesdome or any of their respective associates or affiliates (collectively, the "Interested Parties"). Except as to the provision of this Opinion to the River Gold Special Committee, Research Capital is not acting on behalf of any of the Interested Parties with respect to the Transaction.

Although we are familiar with both River Gold and Wesdome and their respective businesses, Research Capital has not provided any financial advisory services involving River Gold or Wesdome within the past two years. Research Capital participated as a member of the syndicate for River Gold's Cdn.$3.5 million private placement of units of equity securities which closed in July 2005 and in Wesdome's Cdn.$4.7 million private placement of units of equity securities which closed in August 2005. As a consequence of these relationships, we may not be considered to be independent of the Companies or the Interested Parties as defined in the Policies.

Research Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of River Gold or Wesdome from time to time, and may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Research Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to River Gold, Wesdome and/or the Transaction.

Research Capital has indicated to the River Gold Special Committee, pursuant to its engagement, that in its professional judgment, the relationships that Research Capital and its affiliates have with River Gold, Wesdome and their respective affiliates, do not affect Research Capital's ability to provide advice and services to the River Gold Special Committee in a prudent and unbiased manner.

Credentials of Research Capital

Research Capital is a leading Canadian independent, employee-owned brokerage firm with operations in corporate finance, mergers and acquisitions, equity sales and trading, and investment research. Research Capital provides services to companies in the mining sector directly through its research and investment bankers based in Toronto. This Opinion is the opinion of Research Capital and the form and content have been approved by a committee of directors and professionals of Research Capital experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering this Opinion, we have considered and relied upon, among other things, the following:

Public disclosure for each of the Companies:

(i) Audited financial statements for each of the Companies as at and for the years ended December 31, 2002, 2003 and 2004 and annual reports to shareholders of each of the Companies for the years ended December 31, 2002, 2003 and 2004;

(ii) Interim unaudited financial statements and reports for each of the Companies for the quarters ended March 31, June 30 and September 30, 2005;

(iii) Annual information forms for each of the Companies for the years ended December 31, 2002, 2003 and 2004;

(iv) the information circulars for the 2003, 2004 and 2005 annual general meetings of the River Gold Shareholders;

(v) the information circulars for the 2003, 2004 and 2005 annual general meetings of Wesdome's shareholders;

(vi) Press releases for each of the Companies for the period January 1, 2005 to the date hereof; and

(vii) Public information related to the business, operations, financial performance and share trading histories of River Gold, Wesdome, and other selected public mining companies which we considered relevant.

Agreements and reports related to the Transaction:

(i) The Merger Agreement; and

(ii) A draft dated December 6, 2005 of the Information Circular.

Reserve and other evaluation information for each of the Companies:

(i) A draft NI 43-101 Technical Report reflecting the mineral reserves of the Eagle River Mine as at September 30, 2005, prepared by Strathcona Mineral Services Limited of Toronto, Ontario;

(ii) the NI 43-101 Technical Report on the Wesdome Group of Properties dated April 15, 2005 prepared by Geologica Groupe-Conseil Inc. ("Geologica") of Val D'or, Quebec; and

(iii) the Technical Evaluation Report of the Wesdome Group of Properties dated December 13, 2003 prepared by Geologica.

Other information, interviews and discussions:

(i) Financial and operating information, including internal management forecasts with respect to River Gold and Wesdome prepared by and obtained from their respective management teams;

(ii) discussions with staff and management of River Gold and Wesdome regarding financial results, future budgets and business plans, current and future development projects, and abandonment and site reclamation obligations;

(iii) site visits of the River Gold's Eagle River Gold Mine and the Wesdome Group of Properties

(iv) separate letters of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Transaction from senior officers of River Gold and from senior officers of Wesdome, as to the completeness and accuracy of the information upon which this Opinion is based; and

(v) such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by River Gold, Wesdome, their management teams and their affiliates or advisors or otherwise pursuant to our engagement, and this Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to our exercise or professional judgment, and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness or any such information, data, advice, opinions or representations. Senior management of River Gold and Wesdome have represented to us, in respective letters dated the date hereof, that, among other things, the respective information, data, opinions and other materials (financial and otherwise) (the "Information") provided to us by or on behalf of either of the Companies was complete, true and correct at the date the Information was provided, continues to be complete, true and correct, and that since the date of all such information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Companies or any of their affiliates, no material change has occurred in the Information or any part thereof, and there has been no change of any material fact which is of a nature as to render any of the Information untrue or misleading.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Companies as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Companies and their respective advisors and consultants. Our Opinion has been provided to the River Gold Special Committee for its use only and may not be relied upon by any other person without the prior written consent of Research Capital. Our Opinion is not to be construed as a recommendation to any River Gold Shareholder as to how such holder should vote in respect of the Transaction or as an opinion as to the trading price or value of the Post Consolidation River Gold Shares after completion of the Transaction.

This Opinion is given as of the date hereof and Research Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come to be brought to the attention of Research Capital after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Transaction, Research Capital reserves the right to change, modify or withdraw this Opinion.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction, and additionally we have assumed that all of the conditions required to implement the Transaction will be met.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the River Gold Shareholders.

Yours very truly,

Research Capital Corporation

Research Capital Corporation

APPENDIX "I"

PRO FORMA FINANCIAL STATEMENTS OF NEW WESDOME

Unaudited Pro Forma Condensed Consolidated Financial Statements of

WESDOME GOLD MINES LTD.

Pro Forma Condensed Consolidated Financial Statements of Wesdome Gold Mines Ltd.

The following pro forma condensed consolidated balance sheet of Wesdome Gold Mines Ltd. as at September 30, 2005 and the pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005, and the year ended December 31, 2004, illustrate on a pro forma basis the effects of certain transactions more fully described elsewhere herein and give effect to significant assumptions described in the notes to the pro forma condensed consolidated financial statements.

Compilation Report

To the Directors of Wesdome Gold Mines Inc. and River Gold Mines Ltd.

We have read the accompanying unaudited pro forma condensed consolidated balance sheet of Wesdome Gold Mines Ltd. (the "Company") as at September 30, 2005 and the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in columns captioned "Wesdome Gold Mines Inc." to the unaudited consolidated financial statements of Wesdome Gold Mines Inc. ("Wesdome") as at September 30, 2005, and for the nine months then ended and to the audited consolidated financial statements of Wesdome for the year ended December 31, 2004 and found them to be arithmetically correct.

2. Compared the figures in columns captioned "River Gold Mines Ltd." to the unaudited consolidated financial statements of River Gold Mines Ltd. ("River Gold") as at September 30, 2005, and for the nine months then ended and to the audited consolidated financial statements of River Gold for the year ended December 31, 2004 and found them to be arithmetically correct.

3. Made enquiries of certain officials of Wesdome and River Gold who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

4. The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma condensed consolidated financial statements comply as to form in all material respects with the Acts and the related regulations.

5. Read the notes to the pro forma condensed consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Wesdome Gold Mines Inc." and River Gold Mines Ltd." as at September 30, 2005, and for the nine months then ended and for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

These pro forma condensed consolidated financial statements are based on management's assumptions and adjustments, which are inherently subjective. The forgoing procedures are substantially less that either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
December 29, 2005

"(signed)" Grant Thornton LLP
Chartered Accountants

Wesdome Gold Mines Ltd.
Pro Forma Condensed Consolidated Balance Sheet
September 30, 2005
(Unaudited)

	Wesdome Gold Mines Inc.	River Gold Mines Ltd.		Note (4)	Pro Forma Adjustments	Pro Forma Consolidated
Assets						
Current						
Cash	$ 3,070,711	$ 837,698		(a)	$ 680,000	$ 4,588,409
Term deposits	23,298	-			-	23,298
Gold bullion	-	2,392,528			-	2,392,528
Receivables	1,444,197	355,587		(e)	(32,381)	1,767,403
Supplies and other	-	1,500,050			-	1,500,050
	4,538,206	5,085,863			647,619	10,271,688
Funds held against letters of guarantee	671,215	1,735,185			-	2,406,400
Capital assets	1,774,499	-			-	1,774,499
Mining properties	-	20,418,848			-	20,418,848
Exploration properties	40,143,730	2,268,300			-	42,412,030
	$ 47,127,650	$ 29,508,196			$ 647,619	$ 77,283,465
Liabilities						
Current						
Payables and accruals	$ 2,736,269	$ 5,781,376	$	(e)	$ (32,381)	$
				(d)	400,000	8,885,264
Current portion of obligations under capital leases	-	702,585			-	702,585
	2,736,269	6,483,961			367,619	9,587,849
Obligations under capital leases	-	842,806			-	842,806
Reclamation obligation	347,500	589,000			-	936,500
Future income taxes	3,220,000	-			-	3,220,000
	6,303,769	7,915,767			367,619	14,587,155
Minority interest in Moss Lake Gold Mines Ltd.	-	76,300			-	76,300
Shareholders' Equity						
Capital stock	42,383,309	62,629,780		(a)	680,000	
				(b)	(62,629,780)	
				(b)	21,516,129	
				(d)	(400,000)	64,179,438
Contributed surplus	754,627	998,699		(b)	(998,699)	754,627
Deficit	(2,314,055)	(42,112,350)		(b)	42,112,350	(2,314,055)
	40,823,881	21,516,129			280,000	62,620,010
	$ 47,127,650	$ 29,508,196			$ 647,619	$ 77,283,465

Wesdome Gold Mines Ltd.
Pro Forma Condensed Consolidated Statement of Operations
Nine months ended September 30, 2005
(Unaudited)

	Wesdome Gold Mines Inc.	River Gold Mines Ltd.	Note (4)	Pro Forma Adjustments	Pro Forma Consolidated
Revenue					
Gold and silver bullion	$ -	$ 23,391,262		-	$ 23,391,262
Interest and other	61,593	27,187		-	88,780
	61,593	23,418,449		-	23,480,042
Costs and expenses					
Operating costs	-	17,582,670		-	17,582,670
Development costs	-	6,393,150		-	6,393,150
Amortization of mining properties	-	4,663,042		-	4,663,042
Amortization of office equipment	9,900	-		-	9,900
Production royalties	-	389,472		-	389,472
Corporate and general	639,784	370,669		-	1,010,453
Stock compensation expense	216,089	74,985		-	291,074
Interest on long-term debt	-	105,163		-	105,163
Other interest	-	13,805		-	13,805
Accretion of reclamation obligation	19,500	21,000		-	40,500
	885,273	29,613,956		-	30,499,229
Loss before the following	(823,680)	(6,195,507)		-	(7,019,187)
Write-down of mining properties	-	(15,000,000)		-	(15,000,000)
Write-down of exploration properties	-	(6,321,208)		-	(6,321,208)
Minority interest	-	26,664		-	26,664
Net loss for the period	$ (823,680)	$ (27,490,051)		-	$ (28,313,731)
Loss per common share (Note 5)					
Basic and diluted	$ (0.02)	$ (0.63)			$ (0.39)

Wesdome Gold Mines Ltd.
Pro Forma Condensed Consolidated Statement of Operations
Year ended December 31, 2004
(Unaudited)

	Wesdome Gold Mines Inc.	River Gold Mines Ltd.	Note (4)	Pro Forma Adjustments	Pro Forma Consolidated
Revenue					
Gold and silver bullion	$ -	$ 34,398,098		-	$ 34,398,098
Interest and other	91,785	96,333		-	188,118
	91,785	34,494,431		-	34,586,216
Costs and expenses					
Operating costs	-	21,322,193		-	21,322,193
Development costs	-	9,616,399		-	9,616,399
Amortization of mining properties	-	6,342,225		-	6,342,225
Amortization of office equipment	14,448	-		-	14,448
Production royalties	-	652,521		-	652,521
Corporate and general	371,972	631,720		-	1,003,692
Stock compensation expense	453,216	654,375		-	1,107,591
Interest on long-term debt	-	181,264		-	181,264
Other interest	-	15,646		-	15,646
Accretion of reclamation obligation	24,000	27,000		-	51,000
Large corporation tax	-	13,939		-	13,939
	863,636	39,457,282		-	40,320,918
Loss before the following	(771,851)	(4,962,851)		-	(5,734,702)
Minority interest	-	17,744		-	17,744
Gain on dilution of Moss Lake Gold Mines Ltd.	-	96,335		-	96,335
Loss befor income taxes	$ (771,851)	$ (4,848,772)		-	$ (5,620,623)
Recovery of future income taxes	-	1,179,900		-	1,179,900
Net loss for the year	$ (771,851)	$ (3,668,872)		-	$ (4,440,723)
Loss per common share (Note 5)					
Basic and diluted	$ (0.02)	$ (0.09)			$ (0.07)

Wesdome Gold Mines Ltd.

Notes to the Pro Forma Condensed Consolidated Financial Statements

Nine months ended September 30, 2005
(Unaudited)

1.BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated balance sheet of Wesdome Gold Mines Ltd. (the "Company") as at September 30, 2005 and unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been prepared by management after giving effect to the amalgamation of Wesdome Gold Mines Inc. ("Wesdome") and River Gold Mines Ltd. ("River Gold"). These pro forma consolidated financial statements include:

(a) A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of Wesdome as at September 30, 2005 and the unaudited consolidated balance sheet of River Gold as at September 30, 2005.

(b) A pro forma condensed consolidated statement of operations combining the unaudited consolidated statement of operations of Wesdome for the nine months ended September 30, 2005 with the unaudited consolidated statement of operations for River Gold for the nine months ended September 30, 2005.

(c) A pro forma condensed consolidated statement of operations combining the audited consolidated statement of operations of Wesdome for the year ended December 31, 2004 with the audited consolidated statement of operations for River Gold for the year ended December 31, 2004.

The pro forma condensed consolidated balance sheet as at September 30, 2005 has been prepared as if the amalgamation described in Note 3 had occurred on September 30, 2005. The pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005 and January 1, 2004, respectively.

For accounting purposes, the Company has been considered to be a continuation of Wesdome and the amalgamation has been accounted for as an acquisition of River Gold by Wesdome as the former shareholders of Wesdome would receive approximately 61% of the common shares issued in the amalgamation, based on the pro forma assumptions described in Note 4.

It is management's opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with the existing accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Wesdome and River Gold.

Wesdome Gold Mines Ltd.

Notes to the Pro Forma Condensed Consolidated Financial Statements

Nine months ended September 30, 2005
(Unaudited)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Wesdome and River Gold for the year ended December 31, 2004 which are incorporated by reference in this information circular and which conform in all material respects to each other.

3.BUSINESS ACQUISITION

River Gold Mines Ltd.

On November 24, 2005, Wesdome and River Gold announced that they had reached an agreement in principle to amalgamate Wesdome and River Gold (the amalgamated company will adopt the name Wesdome Gold Mines Ltd.).

This business combination will be accounted for as a reverse takeover in which the issuing company, River Gold, being the legal parent, issues shares in exchange for the shares of Wesdome (the legal subsidiary) such that, for accounting purposes, Wesdome is deemed to be the acquirer. For every 0.65 share of Wesdome outstanding, 1 share of River Gold will be issued. Wesdome would receive approximately 61% of the common shares issued in the amalgamation.

The fair values of the net assets of River Gold used in the acquisition were as follows:

Assets of River Gold acquired		
Cash	$	837,698
Gold bullion		2,392,528
Receivable		355,587
Supplies and other		1,500,050
Funds held against letters of guarantee		1,735,185
Mining properties		20,418,848
Exploration properties		2,268,300
		29,508,196
Liabilities of River Gold assumed		
Payables and accruals		5,781,376
Obligations under capital leases		1,545,391
Reclamation obligations		589,000
		7,915,767
Minority interest in Moss Lake Gold Mines Ltd.		76,300
		7,992,067
Net assets acquired	$	21,516,129
Values ascribed to		
Common shares issued	$	21,516,129

Closing of the transaction will be subject to the execution of a definitive merger agreement, customary closing conditions and regulatory approvals, including approval of the Toronto Stock Exchange. In addition, the transaction must be approved by the shareholders of each company including approval by a majority of disinterested shareholders. Completion of the transaction is expected to occur following special shareholder meetings of both companies intended to be held on January 27, 2006.

Wesdome Gold Mines Ltd.

Notes to the Pro Forma Condensed Consolidated Financial Statements

Nine months ended September 30, 2005
(Unaudited)

4.PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) To record the exercise of warrants of Wesdome to acquire 400,000 shares of Wesdome for proceeds of $680,000. The warrants were exercised subsequent to September 30, 2005.

(b) The assumption that the completion of the agreement for the combination of Wesdome and River Gold will occur and to record the combination of Wesdome and River Gold and all the purchase accounting adjustments related thereto as described in Note 3.

(c) To record a share consolidation immediately prior to the combination on the basis that 1.538461538 pre-consolidation River Gold shares are converted into one River Gold share.

(d) To record estimated amalgamation costs of $400,000.

(e) To eliminate intercompany balances between Wesdome and River Gold.

5.CAPITAL STOCK AND PRO FORMA LOSS PER COMMON SHARE

Capital stock

Because the amalgamation described in Notes 1 and 3 is being accounted for as an acquisition by Wesdome of River Gold, the values attributed to common shares issued reflect the values of common shares issued by Wesdome to the time of the amalgamation and the value ascribed to common shares issued to former shareholders of River Gold upon the amalgamation.

Common shares of Wesdome	Shares	Amount
Pro forma shares outstanding at September 30, 2005 and immediately prior to amalgamation	46,455,982	$ 43,063,309

Common shares of the Company	Shares	Amount
Shares issued to former shareholders of Wesdome	46,455,982	43,063,309
Shares issued to former shareholders of River Gold	30,205,349	21,516,129
Amalgamation costs	-	(400,000)
Shares issued upon amalgamation	76,661,331	$ 64,179,438

Pro forma loss per common share

The basic weighted average number of shares outstanding has been determined as if the transaction in Note 3 had occurred on	January 1, 2005	January 1, 2004
	72,031,527 shares	64,707,090 shares

Wesdome Gold Mines Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Special Meeting to be held on January 27, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Fold

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 5:00 pm, Eastern Time, on January 25, 2006.

To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 5:00 pm, Eastern Time, on January 25, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 pm, Eastern Time, on January 25, 2006

00AO6A

+ +

Appointment of Proxyholder

I/We, being holder(s) of WESDOME GOLD MINES INC. (the "Corporation") hereby appoint: Paul Cregheur, President, or failing him, Donald Orr, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as proxy holder of the undersigned in respect of all of the common shares held by the undersigned to attend, vote and act for and on behalf of the undersigned at the Special Meeting of the Shareholders of the Corporation (the "Meeting") and at all adjournments thereof, the undersigned hereby directing that the common shares represented by this instrument of proxy be voted as specified below:

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Joint Management Information Circular (the "Circular") dated December 29, 2005 prepared by the Corporation and River Gold Mines Ltd. ("River").

	For	Against
1 Approval of a special resolution authorizing the amalgamation of the Corporation and 9162-6812 Québec Inc., a wholly-owned subsidiary of River, all as more particularly described in the Circular. ▷	☐	☐

Fold

This instrument of proxy confers discretionary authority upon the person named herein to vote on any amendments to or variations of the matters identified in the Notice of the Meeting dated December 29, 2005 and furnished in connection with the Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. The solicitation of proxies is being made by and on behalf of management of the Corporation.

Fold

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

WDGQ +

00AO7B

RIVER GOLD MINES LTD.

Computershare
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Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Special Meeting to be held on January 27, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has *specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.*

7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 5:00 pm, Eastern Time, on January 25, 2006

Appointment of Proxyholder

The undersigned shareholder(s) of RIVER GOLD MINES LTD. (the "Corporation") hereby appoint(s) Murray H. Pollitt, President, or failing him, Donald Orr, Secretary, OR **Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as proxy holder of the undersigned in respect of all of the common shares held by the undersigned to attend, vote and act for and on behalf of the undersigned at the Special Meeting of the Shareholders of the Corporation (the "Meeting") and at all adjournments thereof, the undersigned hereby directing that the common shares represented by this instrument of proxy be voted as specified below:

Resolutions Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Joint Management Information Circular (the "Circular") dated December 29, 2005 prepared by the Corporation and Wesdome Gold Mines Inc. ("Wesdome").

	For	Against
1. Approval of a special resolution confirming, ratifying and approving the execution and delivery by the Corporation of the merger agreement dated December 13, 2005 (the "Merger Agreement") between the Corporation and Wesdome and authorizing and approving all transactions contemplated by the Merger Agreement, including the following:	☐	☐

(a) an amendment to the articles of the Corporation;

(i) effecting the consolidation (the "Share Consolidation") of the outstanding common shares in the capital of the Corporation on the basis that 1.538461538 common shares in the capital of the Corporation will be consolidated into one such share; and

(ii) changing the name of Corporation to "Wesdome Gold Mines Ltd."; and

(b) the reservation for issuance and the issuance of an aggregate of approximately 49,650,025 post Share Consolidation common shares pursuant to the Merger Agreement to be issued in exchange of Wesdome common shares and including common shares to be reserved for issuance for delivery upon exercise of options and warrants issued by Wesdome to purchase Wesdome common shares;

all as more particularly described in the Circular.

	For	Against
2. Adoption of a new By-law No. 1 of the Corporation as more particularly described in the Circular.	☐	☐

	For	Against
3. Approval of an amendment to the Corporation's stock option plan to, among other things, increase the number of common shares which may be issued thereunder from 2,000,000 to 5,000,000 as more particularly described in the Circular.	☐	☐

This instrument of proxy confers discretionary authority upon the person named herein to vote on any amendments to or variations of the matters identified in the Notice of the Meeting dated December 29, 2005 and furnished in connection with the Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. The solicitation of proxies is being made by and on behalf of management of the Corporation.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

R I V Q

00AO2E

RIVER GOLD MINES LTD.

LETTER OF TRANSMITTAL
FOR
REGISTERED HOLDERS OF COMMON SHARES
OF
WESDOME GOLD MINES INC.

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Wesdome Gold Mines Inc. ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of River Gold Mines Ltd. (to be re-named "Wesdome Gold Mines Ltd.") on the basis of one (1) common share of River Gold Mines Ltd. (on a post-consolidation basis) for each share of Wesdome Gold Mines Inc. surrendered in connection with the proposed merger transaction among Wesdome Gold Mines Inc., River Gold Mines Ltd. and a wholly-owned subsidiary of River Gold Mines Ltd. as outlined in the accompanying joint management information circular.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate for common shares of River Gold Mines Ltd. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Wesdome Gold Mines Inc.

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ____________________________

____
Signature of Shareholder

Legal*1903811.1

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of Wesdome Gold Mines Inc. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. ("Computershare") at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the trust company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) River Gold Mines Ltd. reserves the right, if it so elects, in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Privacy Notice**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail :	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, Hand or Courier**	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

RIVER GOLD MINES LTD.
Share Consolidation

LETTER OF TRANSMITTAL

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of pre-consolidation common shares of River Gold Mines Ltd. ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Common Shares (Pre-Consolidation)	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing post-consolidation common shares of River Gold Mines Ltd. (to be re-named "Wesdome Gold Mines Ltd."), which consolidation is to be effected on the basis of one new Common Share for every 1.538461538 pre-consolidation Common Shares. Where the exchange results in a fractional share, the number of Common Shares will be rounded down to the nearest whole Common Share and the holder thereof shall have no rights associated with the fractional share.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate for common shares of River Gold Mines Ltd. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by River Gold Mines Ltd.

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ____________________

____
Signature of Shareholder

Legal*1898501.2

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of River Gold Mines Ltd. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. ("Computershare") at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the trust company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) River Gold Mines Ltd. reserves the right, if it so elects, in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Privacy Notice**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, Hand or Courier**	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions